2024

Annual Report

 GE HealthCare

Letter from the CEO

Dear Fellow GE HealthCare Stockholders,

As we reflect on 2024, I'm proud to share the progress we've made in executing our precision care strategy since becoming an independent company. This year demonstrated our innovation, commercial execution and the commitment of our 53,000 global colleagues to delivering on our purpose.

As I shared at our Investor Day, our commercial execution and progress on our new product pipeline support our evolution from an imaging and critical care equipment company to a healthcare solutions provider. We deliver the smart devices and drugs that help customers solve for disease states across the entire patient journey, as well as digital and AI-powered technologies that unlock the power of data to help clinicians make more informed decisions, enabling better patient outcomes.

In 2024, we delivered $19.7 billion in revenue as we navigated a challenging global market environment. We also continued to deliver robust margin expansion and earnings per share growth, driven by our lean culture. This created better value for our patients and customers, while delivering efficiencies across our business.

We're executing on our disciplined M&A strategy, complementing existing technologies and solutions. Last year, we closed two acquisitions: MIM Software, with AI-enabled image analysis and workflow tools, and Intelligent Ultrasound, adding innovative, real-time image recognition technology. We also announced the planned acquisition of the remaining 50% stake in Nihon Medi-Physics to deepen our radiopharmaceutical distribution capabilities in Japan and other Asian markets.

We're starting 2025 with the highest backlog that we've had as an independent company, and strong momentum in orders and book-to-bill. This is a testament to our commercial strength and customer interest in new and differentiated products.

Our new product introductions (NPIs) launched in the last few years have appealed to customers, which translated into orders and revenue growth in 2024 and contributed to a 3-year NPI vitality rate of approximately 50%. These higher-margin NPIs reflect the impact of our increased R&D commitment since becoming an independent company and help drive recurring revenue.

We continue to advance our leadership position in AI. In one year, we've gone from 58 to 85 AI-enabled FDA authorizations[1], among the most in healthcare. We've also made strides with the development of cloud-based solutions, like CareIntellect, and the development of foundation models, to simplify AI integration in healthcare.

Innovation has always been a cornerstone for GE HealthCare. It is so much more than the technology we create – it's about having a deep understanding of our customers' challenges and the industry.

This expertise allows us to be a strategic partner to our customers rather than a transactional equipment vendor. By understanding the unique needs of each customer, we co-create a holistic offering inclusive of technology, services and solutions, and bring it all together in a cohesive way to drive transformation for the customer. In 2024, we closed 50 strategic, long-term enterprise deals globally, providing future growth for our customers and recurring revenue for us. This brings the value of strategic enterprise agreements to over $5 billion since our spin-off.

Being a trusted partner in healthcare goes beyond our deep relationships with customers and providers. It's also about our people and our commitment to delivering a healthier future.

We integrate environmentally conscious design principles into the development of our products, which includes considerations for environmental and business sustainability. For example, we offer MR upgrades that preserve the existing MRI magnet, resulting in an avoidance of approximately 100 tons of carbon dioxide emissions compared to installation of a new system.

In 2024, GE HealthCare established the GE HealthCare Foundation, with an initial focus on improving maternal and fetal outcomes globally. Through grants to nonprofit organizations, the Foundation is dedicating its philanthropic efforts to bolster access to specialized maternal care and train a workforce to provide critical support to mothers and babies.

In closing, I'm proud of what our colleagues accomplished in 2024. Their dedication to delivering the future of healthcare for our patients and customers is core to our success. Together, we're starting 2025 with commercial momentum, evidenced by new long-term enterprise partnership deals and our record backlog. We have the right leadership team in place and an exciting pipeline of new products on the horizon to help deliver on our purpose.

I would like to thank our customers, partners, and you, our stockholders, for your continued trust and support.

Sincerely,



Peter J. Arduini
President and CEO,
GE HealthCare

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[1] *Artificial Intelligence and Machine Learning (AI/ML)-Enabled Medical Devices, U.S. Food & Drug Administration. https://www.fda.gov/medical-devices/software-medical-device-samd/artificial-intelligence-and-machine-learning-aiml-enabled-medical-devices*

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☑ ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
Commission file number 001-41528



GE HEALTHCARE TECHNOLOGIES INC.
(Exact name of registrant as specified in its charter)

Delaware	88-2515116
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

500 W. Monroe Street, Chicago, IL	60661
(Address of principal executive offices)	(Zip Code)

(Registrant's telephone number, including area code) **(833) 735-1139**

Securities Registered Pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.01 per share	GEHC	The Nasdaq Stock Market LLC

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the outstanding common stock of the Registrant held by non-affiliates as of June 28, 2024, the last business day of the registrants most recently completed second fiscal quarter, was approximately $33 billion. There were 457,298,310 shares of common stock with a par value of $0.01 per share outstanding as of February 6, 2025.

DOCUMENTS INCORPORATED BY REFERENCE

The definitive proxy statement relating to the registrant's Annual Meeting of Stockholders, to be held May 28, 2025, is incorporated by reference into Part III of this Annual Report on Form 10-K to the extent described therein.

Table of Contents

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements. These forward-looking statements might be identified by words, and variations of words, such as "will," "expect," "may," "would," "could," "plan," "believe," "anticipate," "intend," "estimate," "potential," "position," "forecast," "target," "guidance," "outlook," and similar expressions. These forward-looking statements may include, but are not limited to, statements about our business; financial performance, financial condition, and results of operations, including revenue, revenue growth, profit, taxes, earnings per share, and cash flows; the impacts of macroeconomic and market conditions and volatility on our business operations, financial results, and financial position and on supply chains and the world economy; our cost structure; our funding and liquidity; the impacts on our business of manufacturing, sourcing, and supply chain management; the Russia and Ukraine conflict; our operations as a stand-alone company; and risks related to foreign currency exchange, interest rates, and commodity price volatility. These forward-looking statements involve risks and uncertainties, many of which are beyond our control. Factors that could cause our actual results to differ materially from those described in our forward-looking statements include, but are not limited to, operating in highly competitive markets; global geopolitical and economic instability, including as a result of the conflict between Ukraine and Russia, tensions in the Middle East, and changes in trade and tariff policy; public health crises, epidemics, and pandemics, and their effects on our business; changes in third-party and government reimbursement processes, rates, and contractual relationships, including related to government shutdowns, and changes in the mix of public and private payers; demand for our products, services, or solutions and factors that affect that demand; the delayed China stimulus and the ongoing anti-corruption campaign; our ability to control increases in healthcare costs and any subsequent effect on demand for our products, services, or solutions; our ability to successfully complete strategic transactions; the impacts related to our increasing focus on and investment in cloud, edge computing, artificial intelligence ("AI"), and software offerings; management of our supply chain and our ability to cost-effectively secure the materials we need to operate our business; disruptions in our operations; the actions or inactions of third parties with whom we partner and the various collaboration, licensing, and other partnerships and alliances we have with third parties; the impact of potential information technology ("IT"), cybersecurity, or data security breaches; maintenance and protection of our intellectual property rights, as well as maintenance of successful research and development efforts with respect to commercially successful products and technologies; our ability to attract and/or retain key personnel and qualified employees; environmental, social, and governance ("ESG") matters; compliance with the various legal, regulatory, tax, privacy, and other laws to which we are subject, such as the Foreign Corrupt Practices Act and similar anti-corruption and anti-bribery laws globally, and related changes, claims, inquiries, investigations, or actions; the impact of potential product liability claims; our level of indebtedness, as well as our general ability to comply with covenants under our debt instruments, and any related effect on our business; and our ability to operate effectively as an independent, publicly traded company. Please also see Item 1A, "Risk Factors" of this Annual Report on Form 10-K filed with the United States Securities and Exchange Commission ("SEC") and any updates or amendments we make in future filings. There may be other factors not presently known to us or which we currently consider to be immaterial that could cause our actual results to differ materially from those projected in any forward-looking statements we make. We do not undertake any obligation to update or revise our forward-looking statements except as required by applicable law or regulation.

PART I
ITEM 1. BUSINESS

GE HealthCare Technologies Inc. ("GE HealthCare," the "Company," "our," or "we") is a trusted partner and leading global healthcare solutions provider, innovating medical technology, pharmaceutical diagnostics, and integrated, cloud-first AI-enabled solutions, services, and data analytics. We have approximately 53,000 colleagues dedicated to our mission to create a world where healthcare has no limits. We operate at the center of the healthcare ecosystem, enabling precision care by increasing health system capacity, enhancing productivity, digitizing healthcare delivery, and improving clinical outcomes while serving patients' demand for greater efficiency, access, and personalized medicine. Our products, services, and solutions are designed to enable clinicians to make more informed decisions quickly and efficiently, improving patient care from screening and diagnosis to therapy and monitoring. We have more than 125 years of experience and one of the strongest reputations in the global healthcare industry, built from our demonstrated record of delivering industry-defining innovation. This is complemented by our broad service capabilities and dedication to quality and integrity with a strong operational culture, deeply embedded in lean continuous improvement.

Precision care is expected to drive continued demand and the need for novel technologies and future innovation, as healthcare providers and researchers seek new solutions and tools for managing various disease states. The pursuit of precision care opportunities significantly expands our addressable markets to include integrated diagnostics, AI and machine learning-based clinical decision support, highly personalized therapies enabled by more precise diagnostics, and remote patient monitoring. The scale and breadth of our portfolio, combined with our innovation capabilities, position us to be a leading enabler of precision care.

We generate revenue from the sale of medical devices, consumable products, service capabilities, and digital solutions. We serve customers in over 160 countries with a global team of approximately 9,800 sales professionals and 8,300 field service engineers. Our customers are healthcare providers and researchers, including public, private, and academic institutions. We are organized into four business segments that are aligned with the industries we serve: Imaging, Advanced Visualization Solutions ("AVS"), Patient Care Solutions ("PCS"), and Pharmaceutical Diagnostics ("PDx"). Our portfolio of solutions addresses the biggest challenges facing healthcare providers and patients today, and helps drive better patient outcomes and improved productivity for customers. These qualities foster trust, loyalty, and partnership with our global customer base. Our revenues and operating profits vary from quarter to quarter. Financial results in the fourth quarter have historically been higher than in other quarters due to the spending patterns of our customers.

GE HealthCare Technologies Inc. is a Delaware corporation with corporate headquarters in Chicago, Illinois. On January 3, 2023, the General Electric Company, which now operates as GE Aerospace ("GE"), completed the spin-off of GE HealthCare (the "Spin-Off"). Refer to Note 1, "Organization and Basis of Presentation" for further information regarding the Spin-Off.

OUR SEGMENTS

We develop, manufacture, and market a broad portfolio of products, services, and complementary digital solutions used in the diagnosis, treatment, and monitoring of patients. We have a large, global installed base of medical imaging, ultrasound, and patient monitoring systems.

Effective July 1, 2024, Image Guided Therapies ("IGT"), previously part of the Imaging segment, was realigned to the Ultrasound segment to better match its clinical usage and realize stronger business and customer impact by providing the right image guidance in the right care setting. The Ultrasound segment was subsequently renamed Advanced Visualization Solutions. Following this realignment, the Company continues to have four reportable segments: Imaging, AVS, PCS, and PDx, as described below.

IMAGING.

GE HealthCare is a global leader in medical imaging with a comprehensive portfolio of scanning devices, clinical applications, service capabilities, and digital solutions. Our Imaging portfolio spans the care continuum and provides critical tools for clinicians, from initial screening and diagnosis, through therapeutic decision-making and monitoring of patient progression. Our products support providers in the delivery of care for a broad spectrum of clinical specialties, including oncology, cardiology, neurology, nuclear medicine, orthopedics, women's health, pediatrics, and surgery.

Our Imaging portfolio includes five product lines and associated service capabilities: Molecular Imaging ("MI"), Computed Tomography ("CT"), Magnetic Resonance ("MR"), Women's Health, and X-ray. We manage our Molecular Imaging and Computed Tomography product lines together ("MI/CT") and our Women's Health and X-ray product lines together ("WH/XR").

- Molecular imaging enables the visualization, characterization, and quantification of functional processes taking place at the cellular and subcellular levels within patients. The images produced by MI systems allow clinicians to study the cellular and molecular pathways and mechanisms of disease in patients. We offer a complete MI solution from cyclotrons, chemistry synthesis, positron emission tomography ("PET"), computed tomography ("PET/CT"), PET/MR, and nuclear medicine to advanced digital and AI-enabled solutions. Our Molecular Imaging team works closely with the PDx segment and their innovations and collaborations with pharmaceutical companies.

- Computed tomography scans render 3D anatomical images of structures, such as bone, soft tissue, and air cavities using an X-ray tube that rotates around a patient. The images are used in a wide variety of applications, including the detection of tumors or lesions, blocked blood vessels in the brain, abnormal heart conditions, complex bone fractures, and internal injuries from trauma. Our comprehensive Computed Tomography portfolio includes multi-purpose and specialty scanners.

- Magnetic resonance is a non-invasive imaging technology that produces detailed anatomical images of almost every internal structure in the human body, such as the brain, spinal cord, heart, breast, kidneys, muscles, ligaments, and tendons. MR can also be used for functional imaging, and it is well-suited for disease detection, diagnosis, and treatment monitoring of a variety of conditions, including stroke, cancer, trauma, aneurysm, multiple sclerosis, cardiomyopathy, and congenital disorders. Our Magnetic Resonance portfolio includes scanners for a range of clinical capabilities through different bore sizes, magnetic field strengths, and scalable platforms.

- Women's Health products use X-ray technology to help clinicians screen for and diagnose breast cancer as well as bone and metabolic diseases in women. The product portfolio includes imaging and biopsy positioning systems designed to image the breast and dual energy X-ray absorptiometry scanners designed to image bones with low mineral density.

- X-ray systems are used by clinicians to perform first-line diagnostic imaging examinations of anatomical structures in the body, such as bones, lungs, and the gastrointestinal tract. Our X-ray product portfolio includes systems for three distinct clinical situations: fixed room radiography products installed in hospitals and imaging centers; mobile radiography products used for bedside or other point-of-care imaging needs; and fluoroscopy products installed in hospitals for dynamic or "moving" X-ray imaging in applications like gastrointestinal examinations.

We also offer a suite of AI-enabled software and applications that help clinicians improve productivity, address staff shortages, and deliver better patient outcomes. These software solutions and applications are upgradable through the lifecycle of the equipment and are especially beneficial for multi-site, multi-disciplinary networks that have complex operations. We also offer Picture Archiving and Communication Systems ("PACS") and Radiological Information Systems to manage the storage and reporting of radiology images.

In addition to our core products, digital solutions, and service offerings, we provide complementary enterprise solutions, such as education and training and data integration services. Our broad enterprise solutions used along the imaging continuum enable us to drive connectivity across healthcare systems and throughout the product lifecycle.

ADVANCED VISUALIZATION SOLUTIONS.

GE HealthCare is a global leader in ultrasound, image guided therapies, and interventional solutions with a broad portfolio that spans the continuum of care, including screening, diagnosis, treatment, and monitoring of certain diseases. Our AVS business is focused on designing solutions that are aligned by specialties or care areas for specific clinical workflows to better serve the unique needs of our customers and improve patient outcomes. We continue to deliver innovative solutions to support interventional procedures, all with digital and AI-enabled solutions that help clinicians increase diagnostic confidence, while simplifying clinical and operational workflows.

The AVS segment has a portfolio that serves customers across two core areas: Specialized Ultrasound and Procedural Guidance. Specialized Ultrasound includes Comprehensive Care Ultrasound, and Women's Health Ultrasound. Procedural Guidance includes CardioVascular and Interventional Solutions, and Surgical Innovations.

- Comprehensive Care Ultrasound includes systems that produce images to support precise screening, diagnosis, monitoring, and treatment across the whole body, including liver, thyroid, kidney, breast, vascular, and transcranial applications. These systems include point of care and handheld ultrasound devices to support clinical decision-making throughout various care pathways in diverse sites of care. Our systems combine high image quality with comprehensive clinical tools including measurement quantification, workflow automation, cross-modality networking, real-time and AI-enabled scan guidance, and cloud-based technologies with versatility, accessibility, and portability required to deliver care.

- Women's Health Ultrasound provides systems to support obstetrics, gynecology, and assisted reproductive medicine. These care areas require specially designed ultrasound products that account for patient comfort and workflow constraints to enable practitioners to provide higher-quality screening, exams, and procedural care, and give clinicians images with the clarity and definition they need to focus on early detection and intervention.

- CardioVascular and Interventional Solutions provides clinicians with tools to diagnose, treat, and monitor cardiovascular conditions with precision and confidence as well as technologies to help assist clinicians and surgeons during open surgeries and minimally invasive and interventional procedures. This includes ultrasound systems used to assess the structure and function of the heart, as well as real-time advanced X-ray imaging that integrates with ultrasound and other imaging and diagnostic systems. These technologies support planning, guiding, and assessing a variety of surgical procedures like cardiac interventions and those that involve insertion of devices like deep brain stimulators, spinal implants, and other neurological devices.

- Surgical Innovations products are used in the operating environment and include a broad portfolio of advanced mobile surgical C-arms that meet clinical needs for surgical imaging and are designed to be easily maneuverable in crowded operating rooms and adaptable for various surgical procedures. Surgical visualization and guidance technology expands the use of ultrasound beyond diagnostics to provide real-time information during surgical procedures to help guide interventions and navigate inside the human body.

Each clinical area is supported with our digital and AI-enabled ultrasound solutions that are designed to deliver optimal, simplified, and scalable clinical and operational workflows. They are designed to increase efficiencies that support care for more patients by: providing AI-guided ultrasound to help clinicians of all experience levels acquire quality diagnostic images; eliminating keystrokes to shorten exam time; and providing clinical decision support tools. Clinicians are further supported by our broad probe portfolio which includes specialized probes for interventional procedures. Our equipment, digital, and AI solutions are complemented by service offerings that are highly regionalized according to local requirements, varying customer needs, and cross-modality service strategies.

PATIENT CARE SOLUTIONS.

GE HealthCare's PCS segment is a leading global provider of medical devices, proprietary parameters and consumables, services, and digital solutions that acquire and transform complex clinical data into real-time visualization and clinical decision support to ease the way to more confident patient care and improve patient outcomes. These solutions form a broad and integrated portfolio that support patient care needs and care teams within and beyond most acute healthcare environments.

Our PCS portfolio serves care teams and healthcare systems across multiple patient care needs including Monitoring Solutions and Life Support Solutions. Monitoring Solutions includes Patient Monitoring, Diagnostic Cardiology, Consumables and Services portfolio, and Digital Solutions. Life Support Solutions includes Maternal Infant Care and Anesthesia.

- Our flexible Patient Monitoring solutions enable clinicians to flex care based on a patient's acuity and across the care continuum. Our portfolio ranges from spot-check to continuous patient monitoring, including comprehensive multi-parameter monitors; central stations; continuous, wearable, and mobile monitors; transport monitors; cardiac telemetry solutions; spot-check monitors; and visualization, alarm distribution, and care team collaboration solutions. Our Patient Monitoring business includes proprietary parameters and complementary consumables as well as original equipment manufacturers' parameters that are integrated into our monitoring fleet, of which a significant portion represents recurring revenue streams.

- In Diagnostic Cardiology, we offer electrocardiogram ("ECG" or "EKG") solutions, that are usually the first diagnostic tool to detect cardiovascular disease, a leading cause of death globally. We provide resting ECG devices, stress ECG devices, and ECG management digital solutions, including interpretation algorithms. Our ECG ecosystem obtains, interprets, and stores ECGs captured from devices in both hospital and home settings, supporting patients and clinicians along the continuum of cardiology care.

- Our Consumables and Services portfolio consists of approximately 1,000 consumables that are used throughout the hospital primarily with our monitors and therapy devices, such as blood pressure, ECG, pulse oximetry, temperature, respiratory rate, blood oxygen level, and brain activity. Our service offerings are flexible and can range from preventative maintenance to comprehensive, onsite biomedical service engineering contracts. Both our consumables and services provide our customers with ongoing clinical impact and protect their capital investment while providing us with recurring revenue streams.

- The Patient Care Solutions portfolio also includes digital solutions that provide clinical decision support in acute and other care settings, simplifying clinical and operational workflows to drive efficiencies and helping improve delivery of precision medicine and patient outcomes. These solutions aggregate and integrate clinical data from various devices across care settings in real time and simplify visualization to guide clinical and operational decisions, enabling more efficient care team collaboration, virtually. These solutions are interoperable and vendor-agnostic to integrate with customer environments in a multi-vendor setting and provide a recurring revenue stream.

- Our Maternal Infant Care products are used in the labor and delivery department to monitor important maternal and fetal parameters, and in neonatal intensive care to assist in critical care for newborns. Our product portfolio includes neonatal incubators, infant warmers, resuscitation devices, phototherapy equipment, maternal and fetal monitors, and digital offerings, such as maternal and fetal heart rate surveillance software. Our products have added innovation in design, including integrated scales, hands-free alarm silencing, angled radiant heating, and thermoregulation.

- Anesthesia products offer life support solutions via ventilation technology and are used by anesthesiologists and nurse anesthetists to ventilate and deliver general anesthetic drugs to patients during surgeries. Our products are installed in many operating rooms, non-operating room anesthesia environments, and ambulatory surgical centers across the world.

Our broad portfolio of connected devices and digital solutions is complemented by a comprehensive suite of service offerings, including parts, labor, and training, as well as emerging data, analytics, and networking solutions enabled by AI to aid our customers in improving uptime and efficiency of their medical technology fleets.

PHARMACEUTICAL DIAGNOSTICS.

GE HealthCare is a leading supplier of contrast and radiopharmaceutical imaging agents to the global radiology and nuclear medicine industries. These agents help clinicians assess patients to enable more precise diagnoses, monitor disease progression, and enable better therapy selection. We distribute products globally that help meet patient and procedural needs across a multitude of modalities. PDx's diagnostic agents are complementary to the imaging and ultrasound devices we offer, including CT, angiography and X-ray, MR, single-photon emission computed tomography ("SPECT") and PET, and are also compatible with systems from other equipment vendors.

PDx operates within a strictly regulated industry with unique operational needs. Diagnostic agents require a sophisticated supply chain for manufacturing, supported by a global infrastructure of commercial, marketing, medical affairs, market access, application, regulatory, and pharmacovigilance teams that help monitor products. Customers require timely and reliable supply of diagnostic agents as shortages or delays can be highly disruptive to workflows and even cause exam cancellations.

Our PDx business develops and produces two types of imaging agents: contrast media and radiopharmaceuticals.

- Contrast media are pharmaceuticals that are administered to a patient prior to certain diagnostic scans in order to increase the visibility of tissues or structures during imaging exams. Contrast media increases the diagnostic value of imaging and can be critical in the visualization of small or nuanced areas of diagnostic interest, such as cancer lesions or vascular structures, and to plan medical interventions, such as angioplasties, biopsies, or radiation therapy. We offer contrast media to three imaging modality groups: (1) CT, angiography, and X-ray, (2) MR, and (3) Ultrasound. Our business also includes contrast injection devices that are automated devices used to monitor and control the injection of contrast into patients, providing valuable productivity benefits in the imaging suite. We offer contrast injectors through collaborations with third-party original equipment manufacturers.

- Radiopharmaceuticals, or molecular imaging agents, are molecular tracers labeled with radioisotopes that are injected into a patient prior to a diagnostic imaging scan. These agents work by accumulating in an area of diagnostic interest, such as a tumor, and emitting energy that is detected by a SPECT or PET scanner. Because they have specific molecular targets, they allow visualization and assessment of cell function, providing a more detailed dimension of biological activity. Our radiopharmaceuticals support diagnosis and therapy selection in various care areas, such as neurology, cardiology, and oncology, and are also used by pharmaceutical companies and researchers in selecting target populations for clinical trials.

Our unique combination of imaging equipment and pharmaceutical diagnostics enables building capabilities across disease states through diagnostic pharmaceuticals, hardware, software, and AI and digital solutions. Our strong portfolio of diagnostic agents and advanced global supply chain, combined with our imaging, cyclotron, and advanced visualization software, positions us to grow in existing markets as well as emerging adjacencies.

ACQUISITIONS

Our business strategy includes the acquisition of technologies and businesses that expand or complement our existing business. Refer to Note 8, "Acquisitions, Goodwill, and Other Intangible Assets" for further information.

RESEARCH AND DEVELOPMENT ACTIVITIES

Our research and development ("R&D") efforts focus on scientific discovery and research into promising technologies that lead to potential healthcare applications, creating new products, services and solutions, discovery of novel clinical applications for on-market products and solutions, and enhancing our existing products to help improve outcomes for customers and their patients. We deliver value through innovative medical technology solutions across the patient care continuum (including screening, diagnosis, and therapy, monitoring) by leveraging hardware, software, AI, and digital technologies. We engage in and sponsor clinical research and product development through collaborations with universities, medical centers, and other organizations. We occasionally enter into agreements with third parties related to collaboration on R&D activities associated with the development of new or innovative products.

INTELLECTUAL PROPERTY

We have a substantial portfolio of intellectual property ("IP"). We rely on a combination of patent, design, utility model, trademark, copyright, trade secret, and regulatory exclusivity period protections, as well as confidentiality agreements to protect our IP. Our IP team collaborates with our R&D and product teams to develop product-line-focused IP strategies and secure IP rights as appropriate. We generally file patent applications in the United States and other countries that have strong technology patent protections. We also license from third parties a variety of IP that complements our internal R&D efforts and our product offerings. While, in aggregate, our patents and other IP are vital to our operations, we do not consider any single IP asset or group of assets to be of material importance to any segment or to the business as a whole; rather, we believe understanding our customers' needs, technology expertise, and manufacturing know-how are critical for our business.

We rely on confidentiality agreements with colleagues, contractors, consultants, and third parties to help protect our trade secrets, proprietary technology, and other confidential information. We also monitor development and commercialization activities of third parties so our IP rights are not infringed upon. In addition, we make infrastructure investments to secure our IP assets and conduct audits to assess the effectiveness of our IP protection program.

We believe that invention leads to value for our customers and stakeholders, and that a culture of innovation across GE HealthCare is a core element of our success.

As part of the Spin-Off from GE, we secured IP specific to our business and GE granted us a license to use other IP required for our business. We also entered into a long-term trademark license agreement with GE that enables GE HealthCare to continue building upon our brand.

COMPETITORS

The global medical technology industry is highly competitive and includes global and regional participants of all sizes that can vary by product line. Because of the diversity of our products and offerings, we face a wide variety of competitors, including a broad range of manufacturers, third-party distributors, and service providers. In the industries we serve, we believe our primary global competitors include Siemens Healthineers, Philips Healthcare, Canon, Mindray, and United Imaging, among others. In our PDx business segment, we primarily compete with Bayer, Bracco, Guerbet, and Curium. We also both compete and partner with various digital health and healthcare AI participants.

While key competitive factors and trends vary among our segments, these typically include value, quality and performance, safety, delivery speed, service and support, technology and innovation, software offering, and brand reputation. For further discussion of risks related to competition, please refer to Item 1A. "Risk Factors."

HUMAN CAPITAL

We are a purpose-driven global workforce of approximately 53,000 colleagues with an average tenure that reflects a strong, engaged culture. Our colleagues are committed to serving our customers and enabling them to provide high quality patient care. Our Cultural Operating Principles emphasize safety for patients, customers, and colleagues; servant leadership with unyielding integrity; and fostering a sense of belonging for every one of our colleagues to fulfill our mission of delivering precision care innovation. We monitor our human capital priorities throughout the year, including as a part of our monthly business operating reviews. Our senior leadership is a diverse and global team of industry veterans with the skills and expertise required to lead a large, global, publicly listed medical technology, pharmaceutical diagnostics, and digital solutions company. We embrace a workplace where every voice makes a difference and helps build a healthier world.

Below are our human capital priorities:

- *Protect the health and safety of our workforce*: Safety is integrated into everything we do, from manufacturing to installation, operation, and service. We are committed to prioritizing safety over delivery and cost. We maintain rigorous health and safety standard protocols across our businesses that are designed to align with regulatory requirements, industry practices, and company values. Our efforts extend to promoting the mental and emotional health and well-being of our workforce.

- *Evolve our culture*: Our senior management team continues to lead our company through a transformational period, having completed the Spin-Off in January 2023 and now executing on our next phase as a public company. We have aligned the organization around Cultural Operating Principles that represent a shared understanding of how we expect colleagues to work with each other and interact with stakeholders to enable our growth strategy, deliver on our purpose, and create value for our colleagues, customers, patients, stockholders, and communities. Our culture amplifies the value of each person's unique identity, background, and experiences. We are committed to fostering a culture in which every colleague feels empowered to do their best work because they feel accepted, respected, and a sense of belonging. We have objective measures in place to gauge the progress of our culture.

  Our Cultural Operating Principles are:
    - Serve our people, patients, and customers;

    - Lead with a lean mindset;

    - Empower entrepreneurial spirit;

    - Deliver the future of healthcare; and

    - Winning with an inclusive team.

- ***Attract, develop, and cultivate our talent***: GE HealthCare's approach to talent management is designed to facilitate strong individual and company performance, foster innovation, enhance employee engagement, and drive sustainable organizational growth. This starts with attracting qualified candidates to the organization with a strong company value proposition and competitive total rewards. A key pillar of our talent strategy is having senior management-led talent processes that yield succession readiness, strong leaders, and a more engaged, productive, and retained workforce. Ensuring professional development and continuous learning of our colleagues remains a fundamental priority for the organization as a whole.

- ***Retain, motivate, and reward our talent:*** GE HealthCare's approach to total rewards is underpinned by a philosophy designed to provide programs that attract, retain, and motivate our people to fulfill our purpose to create a world where healthcare has no limits. Our philosophy is further supported by four principles that guide the total rewards we provide, which are:
    - Business-focused and differentiated by performance;
    - Ownership-oriented;
    - Competitive, motivating, and fair; and
    - Simple and transparent.

Of our approximately 53,000 colleagues, 17,000 are located in the United States and 7,000 in China, our next largest country. We have approximately 900 union-represented manufacturing colleagues in the United States. GE HealthCare's relationship with employee-representative organizations outside the United States takes many forms, including in Europe where GE HealthCare engages the representative bodies for colleagues, such as works councils and trade unions, in accordance with local law. We strive to unlock the ambition of all our people so they can innovate, grow, and reach their full potential. Our well-established colleague development strategy allows us to attract and retain innovative leaders, which is instrumental to our long-term success.

SUSTAINABILITY

GE HealthCare is committed to delivering products and solutions that build a healthier and more sustainable world for current and future generations. We have an ESG program and governance structure that is aligned with our business strategy, the priorities of our stakeholders, our goals and ambitions, and our need to adapt to changes in societal, environmental, and regulatory expectations.

The Board of Directors (the "Board") oversees management's establishment and execution of corporate strategy, along with our ESG program and activities. Our Enterprise Stewardship Program Committee, a committee of our management team, works in partnership with all segments, regions, and functions to support GE HealthCare's ongoing goals in connection with environmental stewardship, corporate social responsibility, human capital, governance, and sustainability. It proactively identifies, assesses, and responds to risks and opportunities that could impact the company's business and operations, and implements GE HealthCare's sustainability strategy, while maintaining transparent and open communication with stakeholders.

We have five focus areas that build upon our long-standing commitments to innovation, product quality, and integrity. They are:

- Expanding access to quality healthcare;
- Promoting a culture of belonging for all;
- Mitigating our climate impact and improving resiliency;
- Advancing the circular economy and environmental design; and
- Protecting patient data and cybersecurity

More information on our ESG program can be found in our annual Sustainability Report available on our website (which is not incorporated by reference herein).

SALES AND DISTRIBUTION MODEL

GE HealthCare deploys a global multi-channel commercial model consisting of approximately 9,800 sales professionals and a network of over 5,000 indirect third-party partners. Our reach into top hospitals and health systems is evidenced by our long-standing collaborations with leading institutions around the world. Our commercial model is organized according to the needs of our customers and includes global and regional marketing, regional inside sales teams, field-based sales teams, sales agents, and distributors. Our equipment sales representatives partner closely with their service sales counterparts to position both equipment contracts and long-term maintenance agreements along with system upgrades and software as a service ("SaaS") agreements. We complement our direct and indirect sales channels with end-to-end virtual sales teams. Our direct and indirect channel mix helps us expand our market coverage, increase customer satisfaction, and win more business in broad geographies and emerging markets. In developed markets, we supplement our commercial model with strategic account executive and collaboration teams that bring the depth and breadth of our overall portfolio to the senior leadership of our top customers to deliver long-term commercial collaborations, which can be tied to specific outcomes.

GLOBAL INTEGRATED SUPPLY CHAIN, SOURCING, AND LOGISTICS

Our sourcing, production, and distribution network is managed globally while our products are manufactured at and distributed by facilities serving specific regions. We believe our global scale, complemented by local focus, allows us to provide our customers with improved supply chain security, reduced costs, and compliance with regional or national trade and marketing requirements. We have manufacturing, assembly, and pharmaceutical production in 43 facilities across 17 countries. We use globally managed and coordinated quality assurance programs across our manufacturing and distribution facilities, and we regularly inspect and audit our sites. We hold our suppliers to the same rigorous operating standards. Our supply chain design drives resilience and redundancy, including maintaining buffer capacity, diversifying our sourcing and manufacturing bases, and utilizing advanced risk-focused analytics.

REGULATION

REGULATION OF MEDICAL DEVICES AND PHARMACEUTICAL PRODUCTS.

The development, manufacturing, marketing, sale, promotion, and distribution of medical devices and pharmaceutical products are subject to stringent government regulation globally. We commit extensive resources to maintain compliance with these regulations.

The U.S., European Union ("EU"), and China are our most significant regions based on revenue and the regulatory landscape within these regions. The Food and Drug Administration ("FDA") in the United States, the European Medicines Agency ("EMA") (for pharmaceuticals) and European National Competent Authorities and Notified Bodies (for devices) in Europe, the National Medical Products Administration ("NMPA") in China and other government agencies, such as state and local authorities, in the United States, Europe, and China, administer strict requirements governing the design, development, testing, performance, safety, quality, manufacturing, packaging, labeling, distribution, import/export, sale, servicing, marketing, and post-market surveillance of medical products, including medical devices and pharmaceutical products. In addition, we are subject to applicable national and sub-national laws and regulations of other countries.

Our ability to market and sell our products globally depends upon our compliance with the laws and regulations in each jurisdiction in which we develop, manufacture, or distribute our products. This requires, among other things, compliance with laws and regulations related to developing, testing, conducting clinical trials if needed, and receiving appropriate marketing authorization from the appropriate regulatory authorities prior to commercialization of our products where necessary. We are also subject to extensive laws and regulations requiring ongoing compliance and monitoring of our products throughout the product lifecycle. For example, we have extensive processes and procedures for monitoring the post-market safety and performance of our products, reporting applicable events to regulators, and taking action to address potential safety or quality concerns where needed. In addition, regulators across the globe have the authority to conduct periodic inspections of our facilities, products, and Quality Management System processes and procedures to evaluate our compliance with applicable laws and regulations. Regulators also monitor our advertising and promotion of products for compliance with applicable laws and regulations.

Complying with requirements imposed on our products and business is an ongoing process as we introduce additional products and/or product modifications and seek to comply with changing legal and regulatory requirements. The time required to obtain authorization to market and sell products varies by country. The ability to comply with global post-market requirements requires extensive and ongoing resources. An enforcement or adverse action by a regulator could limit our ability to obtain regulatory authorizations or impact our ability to develop, market, distribute, or otherwise make our products available, depending on the nature of the action.

DATA PRIVACY LAWS.

Due to our extensive global footprint and handling of personal data as both a data controller (on our own behalf) and data processor (on behalf of third parties, primarily customers), we are also subject to an extensive collection of global laws and regulations protecting the privacy, security, and integrity of the personal data, sensitive personal data, and patient health information that we create, receive, use, and maintain as a business.

Among the most relevant and material to our business, based on the volume and sensitivity of the data at issue, are: the U.S. Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information and Technology for Economic and Clinical Health Act (collectively "HIPAA"); the EU General Data Protection Regulation (Regulation (EU) 2016/679) ("GDPR"), similar U.K. legislation resulting from the European Union (Withdrawal) Data Act of 2018 ("U.K. GDPR"), and other EU country-level laws; the Lei Geral de Proteção de Dados Pessoias ("Brazil LGPD"); the various laws and accompanying regulations in China governing data privacy and cybersecurity (e.g., the Cybersecurity Law of the People's Republic of China, Personal Information Protection Law ("China PIPL") & Data Security Law ("China DSL")), the Digital Personal Data Protection Act of India, and significant privacy legislation recently adopted in the Middle East and Africa Personal Data Protection Law ("PDPL") Royal Decree No. M/19 on September 16, 2021. In addition, there are also various U.S. state-level laws (e.g., the California Consumer Privacy Act), country regional laws, and proposed legislation that we monitor for applicability and impact to our business. These laws present a continuing challenge to businesses to structure their data collection, storage, use, and cross-border transmission in a compliant manner.

Many of these laws impose a significant compliance burden on organizations within their scope, and failure to comply can result in a variety of sanctions, including, with respect to GDPR, administrative fines for the most serious compliance failures up to 4% of a company's global total annual revenue of the preceding fiscal year. While there have been some recent enforcement actions by EU country-level data protection authorities resulting in substantial fines pursuant to GDPR, there remains uncertainty as to how data protection authorities throughout the rest of the globe will choose to interpret and enforce violations of applicable privacy laws and regulations (e.g., Brazil LGPD, China PIPL). Furthermore, these laws and regulations are continuously evolving, and further clarification in the form of implementing rules, guidelines, and related guidance from the data protection authorities is necessary to understand the full picture of the compliance obligations imposed on businesses within their scope. Additionally, in recent years, the EU has introduced upcoming legislation that would regulate the use and transfer of non-personal, technical data only.

GLOBAL HEALTHCARE COMPLIANCE.

The marketing, promotion, and sale of medical devices, drugs, and services are regulated by the U.S. Department of Health and Human Services and comparable U.S. state and non-U.S. governments and agencies responsible for reimbursement and regulation of the delivery of healthcare items and services, representing government's interest in regulating the quality and cost of healthcare. Industry trade associations (such as Advanced Medical Technology Association ("AdvaMed") and MedTech) increasingly provide guidance on applicable laws and regulations.

U.S. federal healthcare laws apply when we or our customers submit claims for items or services that are reimbursed under Medicare, Medicaid, or other federally funded healthcare programs, including laws related to kickbacks, false claims, self-referrals, and healthcare fraud and abuse. Similar state false claims, anti-kickback, anti-self-referral, and insurance laws also apply to state-funded Medicaid and other healthcare programs and private third-party payers. Any failure to comply with these laws and regulations could subject us or our officers and colleagues to criminal and civil financial penalties and expose us to civil liability and risk of further enforcement action under the U.S. Anti-Kickback Statute ("AKS"), the False Claims Act ("FCA"), or other healthcare fraud and abuse laws. In addition, as a manufacturer of U.S. FDA-cleared and -approved devices and drugs reimbursable by federal healthcare programs, we are subject to the U.S. federal Physician Payments Sunshine Act (the "Sunshine Act"), which requires us to annually track and report to the federal government certain payments and other transfers of value we make to U.S.-licensed physicians and other healthcare professionals or U.S. teaching hospitals. Similar laws exist in some U.S. states as well.

The U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act of 2010, and similar anti-corruption and anti-bribery laws in other jurisdictions generally prohibit companies from making improper payments to or otherwise engaging in bribery of government officials. These laws apply to many of our customer interactions, as healthcare professionals in other countries are often considered government officials, and in some cases lay out requirements of how to operationalize compliance with the legal requirements. Countries outside the United States have enacted similar local laws requiring medical device companies to report transfers of value to healthcare providers licensed in those countries. Failure to comply with these laws may expose us to criminal and civil enforcement actions, monetary fines and penalties, and reputational harm.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

The following table presents the names, ages, and positions of our executive officers as of the date of this Annual Report.

Name	Age	Position
Peter J. Arduini	60	President, Chief Executive Officer, and Director
James K. Saccaro	52	Vice President and Chief Financial Officer
Adam Y. Holton	54	Chief People Officer
Frank R. Jimenez	60	General Counsel and Corporate Secretary
Taha Kass-Hout	53	Chief Science and Technology Officer
Kevin M. O'Neill	56	President and CEO, Pharmaceutical Diagnostics
Philip Rackliffe	51	President and CEO, Advanced Visualization Solutions
Roland Rott	53	President and CEO, Imaging
Kenneth Stacherski	54	Chief Global Supply Chain and Service Officer
Thomas J. Westrick	56	President and CEO, Patient Care Solutions

The following are brief biographies describing the backgrounds of our executive officers.

Peter J. Arduini. Mr. Arduini was appointed as our President and Chief Executive Officer in connection with our Spin-Off from GE. He served as the President and Chief Executive Officer of GE's healthcare business from January 2022 until the Spin-Off. Previously, Mr. Arduini was the President and Chief Executive Officer of Integra LifeSciences ("Integra"), a global medical technologies and solutions company, from January 2012 to December 2021. During his tenure as Chief Executive Officer, the Integra portfolio evolved significantly to a faster growing and more profitable company through multiple acquisitions and a sustainable research and development pipeline.

Prior to Integra, Mr. Arduini worked at Baxter Healthcare as President of its Medication Delivery division. Before Baxter Healthcare, he spent 15 years at GE's healthcare business in a variety of leadership roles in the United States and globally, including leading the Computed Tomography and Molecular Imaging business, Healthcare Services, and U.S. sales. Mr. Arduini serves on the boards of the Bristol-Myers Squibb Company (NYSE: BMY), where he serves as chair of the compensation and management development committee; AdvaMed, where he serves as Chairman of the Board; and the National Italian American Foundation.

James K. Saccaro. Mr. Saccaro has served as our Vice President and Chief Financial Officer since June 2023. Previously, Mr. Saccaro served as the Chief Financial Officer of Baxter International Inc. (NYSE: BAX) ("Baxter"), a multinational healthcare company, starting in 2015. He held a variety of positions of increasing responsibility at Baxter from 2002 through 2013, including Vice President of Financial Planning and Analysis; Vice President of Finance for Baxter's operations in Europe, the Middle East, and Africa; Vice President of Strategy; and Corporate Vice President and Treasurer. Mr. Saccaro served as Senior Vice President and Chief Financial Officer of Hill-Rom Holdings, Inc. from 2013 to 2014 prior to rejoining Baxter as Special Assistant to the Chief Executive Officer in 2014. Prior to Baxter, he held strategy and business development positions at Clear Channel Communications and The Walt Disney Company.

Adam Y. Holton. Mr. Holton has served as our Chief People Officer since June 2024. Previously, Mr. Holton served as Chief People Officer of Amedisys, a home health company, from October 2022 to June 2024. Prior to that role, he served as Chief Human Resources Officer at Numotion, a provider of rehab technology from February 2019 to October 2022. Mr. Holton also previously worked as Senior Vice President of Human Resources at USAA, a financial services company and as Chief Human Resources Officer at CHS Inc., a Fortune-100 agricultural cooperative. Earlier in his career, Mr. Holton worked at GE, including GE's healthcare business. He has served on the Board of Sierra Delta since February 2018 and served as Board Chair from November 2018 until November 2023.

Frank R. Jimenez. Mr. Jimenez has served as our General Counsel and Corporate Secretary since our Spin-Off from GE. He served as the General Counsel of GE's healthcare business from February 2022 until the Spin-Off. Previously, Mr. Jimenez served as Vice President, General Counsel and Corporate Secretary of Raytheon Company, a defense contractor, from January 2015 to April 2020 and, following Raytheon's merger with United Technologies Corporation, as Executive Vice President and General Counsel (April 2020 to December 2021) and Special Advisor to the Chairman and Chief Executive Officer (December 2021 to February 2022) of Raytheon Technologies Corporation, an aerospace and defense company. In prior public company positions, Mr. Jimenez served as General Counsel of Bunge Limited, ITT Corporation, and ITT spin-off Xylem Inc. In prior public service positions, Mr. Jimenez served as General Counsel of the Navy, Deputy General Counsel of the U.S. Department of Defense, Principal Deputy General Counsel of the Navy, Chief of Staff at the U.S. Department of Housing and Urban Development, and Deputy Chief of Staff and Acting General Counsel for former Florida Governor Jeb Bush. He was previously a litigation partner at Steel Hector & Davis LLP (now Squire Patton Boggs LLP). Mr. Jimenez serves on the boards of Huntington Ingalls Industries (NYSE: HII), where he serves on the compensation committee and the governance and policy committee; the Ann & Robert H. Lurie Children's Hospital of Chicago and Medical Center; and Equal Justice Works, where he serves as Chairman. He also serves on the advisory boards of the Columbia University Mailman School of Public Health and the Yale Law School Center for the Study of Corporate Law, as well as on the University of Miami President's Council.

Taha Kass-Hout. Dr. Taha Kass-Hout, MD, MS, has served as GE HealthCare's Global Chief Science and Technology Officer since January 2023. Merging his background in interventional cardiology with AI and machine learning, he is driving advancements in AI-based medical imaging, diagnostics, and health system operational efficiency. Prior to his role at GE HealthCare, Dr. Kass-Hout served as Vice President of Machine Learning, Distinguished Engineer, and Chief Medical Officer at Amazon from May 2017 to January 2023, where he led the company's health AI strategy, technologies and solutions, including Amazon Comprehend Medical, AWS HealthLake, and Amazon Pharmacy. He also played a critical role in establishing Amazon's COVID-19 diagnostics lab, including Amazon's first U.S. FDA authorization for testing its associates globally—later offered to the public for at-home testing. From 2013 to 2016, Dr. Kass-Hout was the first Chief Health Informatics Officer at the FDA, where he championed data transparency through initiatives including openFDA and precisionFDA. Dr. Kass-Hout is also the current Chair of the AdvaMed Digital Health Tech Division Board of Directors.

Kevin M. O'Neill. Mr. O'Neill has served as our President and Chief Executive Officer, Pharmaceutical Diagnostics since the Spin-Off. He served as Chief Executive Officer, Pharmaceutical Diagnostics of GE's healthcare business from July 2017 until the Spin-Off and served as President and Chief Executive Officer, GE Ireland and U.K., from January 2018 until the Spin-Off. Prior to that, he was the Chief Financial Officer of the Life Sciences division of GE's healthcare business starting in August 2013. Mr. O'Neill has over 20 years of experience with GE, beginning in the Energy services business in the U.K. and U.S. followed by a series of chief financial officer roles in GE's healthcare business, including in the Life Sciences business, supply chain, Western Europe, and the PDx business. Prior to joining GE, Mr. O'Neill was Financial Controller for Eurostar, the European high-speed train operator.

Philip Rackliffe. Mr. Rackliffe has served as our President and Chief Executive Officer, Advanced Visualization Solutions since July 2024. Previously, Mr. Rackliffe served as President and Chief Executive Officer of our IGT business from August 2022 to June 2024. From October 2019 to August 2022, Mr. Rackliffe served as the Chief Executive Officer of Centerline Biomedical, a biomedical device and imaging company. He has over 25 years of global experience in medtech, medical device, imaging and pharmaceutical companies, both public and private, including Baxter, Boston Scientific, and Pfizer.

Roland Rott. Mr. Rott has served as our President and Chief Executive Officer, Imaging since July 2024. Prior to that, Mr. Rott served as our Chief Executive Officer, Ultrasound from the Spin-Off to June 2024. He served as Chief Executive Officer, Ultrasound of GE's healthcare business from April 2021 until the Spin-Off. Mr. Rott joined GE's healthcare business in 2011 and has held several leadership roles including in the global Women's Health Ultrasound and Ultrasound IT segments as well as Maternal Infant Care. Before joining GE, Mr. Rott was Managing Director, Europe, the Middle East, and Africa and Asia Pacific, and Executive Board Member of Exact Holding. In his early career, he had an entrepreneurial start, founding and successfully exiting two software companies in Austria.

Kenneth Stacherski. Mr. Stacherski has served as the Chief Global Supply Chain and Service Officer of GE HealthCare since the Spin-Off. He served as the Chief Global Supply Chain and Service Officer of GE's healthcare business from October 2022 until the Spin-Off. Previously, from July 2021 to October 2022 he served as the Chief Operations Officer of Array Technologies, a solar tracking company, where he led the company's global integrated supply chain strategy. Before joining Array Technologies, Mr. Stacherski served for over ten years in various leadership roles with Honeywell, a diversified technology and manufacturing company, including Vice President of Integrated Supply Chain from October 2019 to June 2021; Vice President of Enterprise Digital Transformation from November 2018 to October 2019; Vice President of Portfolio Transformation from October 2017 to October 2018; Vice President and General Manager of Honeywell UOP from April 2016 to October 2017; Vice President of Procurement, Logistics, and Trade Compliance from May 2013 to April 2016; and Global Director of Integrated Supply Chain from June 2011 to May 2013. Prior to Honeywell, he acted as President and Chief Operating Officer of Composite Technologies Corporation and spent 13 years at Ford Motor Company.

Thomas J. Westrick. Mr. Westrick has served as our President and Chief Executive Officer, Patient Care Solutions since the Spin-Off. He served as Chief Executive Officer, Patient Care Solutions of GE's healthcare business from September 2020 until the Spin-Off. Previously, he led the Global Quality, Medical, Regulatory Affairs and Global Research organization for GE's healthcare business from January 2016 to September 2020. Mr. Westrick joined GE's healthcare business in 2003 as Global Controller and Chief Accounting Officer. He was also named Chief Risk Officer in 2010 and was responsible for leading a comprehensive enterprise risk management program. Prior to joining GE's healthcare business, Mr. Westrick spent 13 years in public accounting with Arthur Andersen LLP and Deloitte & Touche LLP in the audit and consulting practice serving a variety of complex global companies.

ETHICS AND GOVERNANCE

We have adopted The Spirit & The Letter (GE HealthCare's code of conduct), which qualifies as a code of ethics under Item 406 of Regulation S-K. The code applies to all of our directors, officers, and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions.

Our code of ethics is available free of charge on our website, gehealthcare.com, and will be provided free of charge to any stockholder submitting a written request to: Corporate Secretary, GE HealthCare Technologies Inc., 500 W. Monroe Street, Chicago, IL 60661. We will disclose any waiver we grant to an executive officer or director under our code of ethics, or certain amendments to the code of ethics, on our website.

In addition, we have adopted Governance Principles and charters for each of the three standing committees of our Board. All of these materials are available on our web site, gehealthcare.com, and will be provided free of charge to any stockholder requesting a copy by writing to: Corporate Secretary, GE HealthCare Technologies Inc., 500 W. Monroe Street, Chicago, IL 60661.

ADDITIONAL INFORMATION ABOUT GE HEALTHCARE

GE HealthCare's Internet address is gehealthcare.com, and our Investor Relations website is investor.gehealthcare.com. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are available, without charge, on our website, as soon as reasonably practicable after they are filed electronically with the SEC. Reports filed with the SEC may be viewed at sec.gov. The information on our website is not, and shall not be deemed to be, a part of this Annual Report on Form 10-K or incorporated into any other filings we make with the SEC.

ITEM 1A. RISK FACTORS

SUMMARY OF RISK FACTORS.

An investment in our company is subject to a number of risks. These risks relate to our business; competition; the healthcare industry; data privacy and cybersecurity; laws surrounding quality, regulation, and compliance; geopolitical megatrends; financing and capital markets activities; and our common stock. Any of these risks and other risks could materially and adversely affect our business, results of operations, cash flows, and financial condition and the actual outcome of matters as to which forward-looking statements are made in this Annual Report on Form 10-K. Some of the more significant challenges and risks we face include the following:

- We operate in highly competitive markets, competition may increase in the future, and our industry may be disrupted, requiring us to lower prices or resulting in a loss of market share, and our inability to successfully complete strategic transactions could adversely affect our business.

- Global geopolitical instability, such as continuing uncertainties and challenging conditions in regional economies and global economic instability, such as public health crises, have and could in the future adversely affect our business, customers, and suppliers.

- Efforts by public and private payers to control the growth of healthcare costs may lead to lower reimbursements or increased utilization controls related to the use of our products by healthcare providers, which may affect the price of and demand for our products, services, or solutions.

- Our increasing focus on and investment in cloud, edge computing, AI, and software offerings present risks to our business. We may not be successful in driving the global deployment and customer adoption of digital offerings characterized by digital applications and solutions.

- Our inability to manage our supply chain or obtain supplies of components or raw materials, as well as any interruption in the operations of our facilities, our suppliers', customers', or third-party providers' facilities, has restricted, and could continue to restrict, the manufacturing of products, cause delays in delivery, impair our ability to deliver products or provide services or significantly increase our costs.

- If we do not successfully manage our collaboration arrangements, licensing arrangements, joint ventures, or strategic alliances with third parties, we may not realize the expected benefits from such arrangements, which could adversely affect our business.

- Increased cybersecurity requirements, vulnerabilities, threats, and more sophisticated and targeted cyber crimes pose a risk to our systems, networks, products, solutions, services, and data, as well as our reputation, and we may be unable to obtain, maintain, protect, or effectively enforce our IP rights, which could adversely affect our business.

- If we are unable to attract or retain key personnel and qualified employees or maintain relations with our employees or other employee representatives, it could adversely affect our business.

- Increasing attention to ESG matters, including environmental, health, and safety ("EH&S") matters, may impose additional costs and expose us to new risks.

- Our research and development efforts may not succeed in developing commercially successful products and technologies, which could adversely affect our business.

- If our Spin-Off from GE is determined to be a taxable transaction, it could result in significant tax liability to GE and its stockholders and we could have an indemnification obligation to GE, which could adversely affect our business, financial condition, cash flows, and results of operations.

- Our business operations are tightly regulated by the U.S. FDA and equivalent global agencies and are subject to extensive laws and regulations, including the Foreign Corrupt Practices Act (the "FCPA"), similar anti-corruption and anti-bribery laws, anti-kickback and false claims laws, antitrust and competition laws, and stringent privacy laws and information securities regulations, and applicable tax laws and any changes thereto or violations thereof could have a material adverse effect on our business.

- We are subject to laws and regulations governing government contracts, public procurement, and government reimbursements in many jurisdictions, as to which the failure to comply could adversely affect our business.

- In addition to potential litigation, arbitration, and governmental proceedings, we are exposed to risks associated with product liability claims that have been and may be brought against us or as a result of the actions or inactions of our customers or third parties that are outside of our control.

- Developments following regulatory authorization, including results in post-approval device or pharmaceutical Phase 4 trials or other studies, could adversely affect sales or decrease demand for our medical devices or pharmaceutical products.

- Our certificate of incorporation provides that certain courts in the State of Delaware or the federal district courts of the United States will be the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

- Complying with our requirements under our debt instruments could adversely affect our business, results of operations, cash flows, and financial condition.

- We have significant postretirement benefit liabilities, including pension, healthcare, and life insurance benefits obligations, and the actual costs and related cash flows of these obligations are uncertain and could exceed current estimates.

- Changes in foreign currency exchange rates, equity prices, and interest rates, and unfavorable changes in economic conditions or uncertainties that effect the capital markets could adversely affect our financial performance.

- Future material impairments in the value of our long-lived assets, including goodwill, could adversely affect our business.

- Certain of our directors and employees may have actual or potential conflicts of interest because of their financial interests in GE or because of their previous or continuing positions with GE.

- Certain provisions in our certificate of incorporation, bylaws, and Delaware law may discourage takeovers.

- We or GE may fail to perform under various transaction agreements executed as part of the Spin-Off.

You should carefully consider the following risks and other information in this Annual Report on Form 10-K in evaluating GE HealthCare and GE HealthCare's common stock. Any of the following risks could materially and adversely affect GE HealthCare's business, financial condition, or results of operations.

INDUSTRY AND ECONOMIC RISKS.

We operate in highly competitive markets, competition may increase in the future, and our industry may be disrupted, requiring us to lower prices or resulting in a loss of market share.

Healthcare markets are characterized by rapidly evolving technology, frequent introduction of new products, intense competition, and pricing pressures. We face substantial competition from international and domestic companies of all sizes; these competitors often differ across our businesses. Competition is primarily focused on cost effectiveness, price, service, product performance, and technological innovation. Our ability to compete successfully may be adversely affected by factors such as:

- the introduction of new or more affordable products or product enhancements by competitors, including products that could substitute for our products or reprocessed products or generic versions when our proprietary products lose their patent protection;

- the development of new technology, the application of known or unknown technology, advances in medicine, or new developments in the treatment or diagnosis of disease that transform our industry or render a product line obsolete;

- competitors responding more quickly or effectively to new technology, or changes in customer requirements and industry trends;

- a failure to satisfy local market conditions and regulations, such as mandatory IP transfers, protectionist measures, and other government policies supporting increased local competition;

- the application of new or innovative business models to our industry;

- the emergence of new market entrants, including those with innovative technology or substantial financial resources, such as startups or established technology companies;

- a failure to maintain or expand relationships with existing customers or attract new customers;

- cost of production or delivery, whether due to geographic location, currency fluctuations, taxes, tariffs, duties, or otherwise, which may enable our competitors to offer greater discounts or lower prices;

- the perception of our brand and image in the market;

- the strengthening of independent service organizations ("ISOs") (third-party entities that specialize in the repair and maintenance of medical devices produced by original equipment manufacturers ("OEMs"), including us) and companies specializing in one or more of our operating segments or offerings;

- a failure to successfully enter new geographic or adjacent product markets;

- a failure to acquire or effectively integrate businesses and technologies that complement or expand our existing businesses;

- changing regulatory standards, legal requirements, or enforcement rigor; or

- consolidation among customers, suppliers, channel partners, or competitors.

The implementation of localization requirements and other government policies in certain geographies, driven by support of local industry, security of supply, and incentives for technological breakthroughs, could negatively affect our market share, business results, cash flows, and financial condition. For example, policies in countries such as China and Russia that require the purchase of locally manufactured products or that are favorable to locally-based manufacturers, and our ability or decision to meet the requirements of such policies, may affect customer purchasing decisions and may have an adverse effect on our business, operations, or financial results.

Our service organization allows us to deliver service offerings through an extensive network of field service engineers, global repair centers, and customer service centers. Increased competition from ISOs and evolving regulatory and legislative policies could adversely impact our business and results of operations. In the United States and Europe, ISOs continue to seek access to OEM service tools, parts, documents, software updates, and training. Specifically, in 2021, the Librarian of Congress in the United States authorized a copyright act exemption that allows unregulated third-party repair companies to circumvent OEM copyright protections on software in its medical imaging device or system if circumvention is necessary to diagnose, maintain, or repair such device or system. Furthermore, regulatory and legislative changes, such as the adoption of right-to-repair laws in the United States and elsewhere, could further strengthen the ability of ISOs to obtain valuable service contracts and directly compete with us in the services area. In addition to affecting our services business, the activities of ISOs could expose us to a number of other risks related to safety, quality, security, or performance of our products. This could increase compliance costs, require changes to our business practices, or otherwise impact our ability to compete in the services and repairs area.

Our inability to obtain and maintain regulatory authorizations for and supply commercial quantities of our offerings as quickly and effectively as our competitors could limit market acceptance. Additionally, our HealthCare Financial Services business is subject to various laws, rules, and regulations administered by authorities in jurisdictions where it does business, including the United States, Canada, China, France, Germany, the United Kingdom, and certain countries in Latin America. Furthermore, our markets are continually evolving and thus revenues and income are difficult to forecast.

In recent years, U.S. healthcare industry participants, including distributors, manufacturers, suppliers, healthcare providers, insurers, and pharmacy chains, have consolidated or formed strategic alliances. Consolidations create larger enterprises with greater negotiating power and may result in the loss of a customer where the combined enterprise selects one distributor from two incumbents. Additionally, the U.S. healthcare industry has undergone significant changes designed to help increase access to medical care, improve safety and patient outcomes, contain costs, and increase efficiencies. These changes include a general decline in and/or changes to public and private insurer reimbursement levels and payment models and the industry shifting away from traditional healthcare venues like hospitals and toward clinics, physician offices, and patients' homes. We expect the U.S. healthcare industry to continue to change in the future. Any of these factors could adversely affect our pricing, margins, and market share and have a material adverse effect on our business results, cash flows, financial condition, or prospects.

Global geopolitical and economic instability, as well as continuing uncertainties and challenging conditions in regional economies, could adversely affect our business.

We generate the majority of our revenue outside of the United States and our business is sensitive to global economic conditions. Slower global economic growth; actual or anticipated default on sovereign debt; volatility in the currency and credit markets; inflationary pressures; high levels of unemployment or underemployment; reduced levels of capital expenditures; changes or anticipation of potential changes in government fiscal, tax, import and export, and monetary policies; changes in capital requirements for financial institutions; disruptions in the financial services industry; government deficit reduction and budget negotiation dynamics; sequestration; austerity measures; and other challenges that affect the global economy could adversely affect us and our customers, suppliers, and channel partners. Both the United States and international markets experienced significant inflationary pressures in 2023 and, to a lesser extent, 2024, and inflation rates in the United States, as well as in other countries in which we operate, may continue at elevated levels for the near term. In response, the Federal Reserve in the United States and other central banks in various countries have raised interest rates in response to concerns about inflation which may have the effect of further increasing economic uncertainty. Economic instability could also cause renewed uncertainty in global markets and the investment climate to deteriorate.

Our business is affected by global geopolitical conditions. Future geopolitical factors that have the effect of reducing capital expenditures generally, and for healthcare products, services, or solutions specifically, may negatively impact sales of our offerings and, as a result, make it more difficult for us to attract new customers, retain existing customers, or maintain sales at existing levels. For example, in March 2024, the government in China announced a new stimulus program ("2024 stimulus") that includes the healthcare sector and is being implemented through China's provinces. In addition, an anti-corruption campaign directed at the healthcare sector remains ongoing. Both of these factors contributed to delayed orders and sales in our China business throughout 2024. While we expect the 2024 stimulus program to result in opportunities for our business in China in the longer term, it has had a short-term impact as provinces develop and announce their plans and customers begin to make purchasing decisions. We expect the effects of the delay in the 2024 stimulus and the anti-corruption campaign to continue to impact our orders and sales in the near term, although we are unable to predict the exact duration or magnitude of the impact.

The imposition of tariffs, non-tariff barriers, and other import and export restrictions have contributed to increased global economic uncertainty. The rise of economic nationalism could make it more difficult for us to attract new customers, retain existing customers, continue to produce and source in an optimal manner, or maintain sales at existing levels, both in the United States and in other countries. Geopolitical and economic risks have increased over the past few years in many regions of the world, including in the United States. Our operations expose us to the risk that increased trade protectionism may adversely affect our business. For example, in late 2024 and early 2025, the United States, China, and the European Union each announced either new tariffs, non-tariff barriers (principally related to participation in public procurement of healthcare equipment), or export controls. Any of these risks, ensuing retaliation, or the further deterioration of trade relations between countries could make our offerings more expensive or non-competitive in the affected countries. Growing tensions, protectionist trade policies, and tariffs may also lead to a fragmentation of the global economy, a general reduction of international trade in goods and services, and a reduction in the integration of financial markets, any of which could materially and adversely affect our business results, cash flows, financial condition, or prospects.

Further risks stem from geopolitical tensions and volatility (such as in Cuba, Iran, Syria, Russia, North Korea, and Israel and surrounding areas), other future conflicts that may arise, and economic sanctions imposed relating to regions and persons included on sanctioned party lists. In particular, the conflict between Ukraine and Russia may negatively impact our revenue to the extent the conflict and the sanctions significantly impact our ability to sell products or services to customers in the affected regions, collect receivables from such customers, or repatriate cash we do collect. Given the nature of our products, we do not believe that the current sanctions and other measures imposed by the United States and other countries preclude us from conducting business in the region. However, these sanctions have made and will continue to make it more burdensome and costly to serve customers in these regions. Under the current U.S. Department of Commerce regulations, we are permitted to export, re-export, or transfer medical equipment and spare parts that meet stated criteria under a License Exception, which has eliminated the need for us to obtain individual U.S. licenses in most cases; however, licenses still may be needed for some transactions. The EU and other countries have also expanded licensing requirements for certain spare parts, services, software, and other items. We will continue to apply for licenses to supply to these customers and to support our business in Russia, as required. The implementation of these measures affected our ability to supply customers in Russia during the years ended December 31, 2024 and 2023 and will continue to do so as we confirm applicability of the U.S. License Exception to our transactions and continue to obtain licenses. There is no guarantee we will obtain all of the licenses for which we applied, that any approvals we obtain will be on a timely basis, or that our business in Russia will not be further disrupted due to evolving legal or operational considerations. In addition to the above, the U.S. Department of the Treasury's Office of Foreign Assets Control administers laws and regulations that restrict U.S. persons and, in some instances, non-U.S. persons in conducting activities, transacting business with, or making investments in certain countries or with governments, entities, and individuals subject to U.S. economic sanctions. Furthermore, the U.S. Department of Commerce Bureau of Industry and Security administers export controls that apply to products, software, and technology. If the sanctions, restrictions, and other retaliatory measures imposed by the global community change, we may be required to cease or suspend our operations in the region or we may voluntarily elect to do so. Additionally, elections in various countries may further exacerbate geopolitical and geoeconomic tensions and market instability. The lead up to these elections and their outcomes could result in sharp shifts in domestic, economic, and foreign policy approaches or even result in new or deepening geopolitical conflicts. We are continuously monitoring economic, political, and geopolitical developments to assess any potential future impact that may arise.

The impact of geopolitical and economic developments globally will depend on a number of factors, including the effectiveness of measures by central banks and financial authorities. Such developments may also result in or coincide with reduced budgets for capital equipment and services, particularly if it becomes more difficult for our customers to accurately forecast and plan future business activities. This, in turn, could cause our customers to reduce, delay, or abandon purchases of our offerings. An uncertain economic environment may also adversely affect our customers' budgets and may result in pricing pressure, requests for extended warranty provisions, cancellation of service contracts, and could make it more difficult for us to collect outstanding receivables, especially in emerging markets. Any of these risks could have a material adverse effect on our business results, cash flows, financial condition, prospects, and the market price of our securities.

Public health crises, epidemics, and pandemics, such as the COVID-19 pandemic, have had and in the future may have a material adverse impact on our business, as well as on the operations and financial performance of some of the customers and suppliers in industries that we serve.

Our operations and financial performance have been, and in the future may be, negatively impacted by public health crises, epidemics, and pandemics, such as the COVID-19 pandemic, which have in the past caused, and may in the future cause, a slowdown of economic activity (including volatility in demand for our products, services, and solutions), disruptions in global supply chains, and significant volatility in financial markets. Additionally, as a result of such events, we have in the past experienced, and may in the future experience, operational challenges from the need to protect employee health and safety; site shutdowns; workplace disruptions; restrictions on the movement of people, raw materials, and goods (both at our own facilities and at those of our customers and suppliers); global supply chain disruptions; and price inflation. We also have experienced, and may in the future experience, unpredictable demand for our products, services, and solutions; customer requests for potential payment deferrals or other contract modifications; supply chain under-liquidation; delays of deliveries and the achievement of other billing milestones; delays or cancellations of new projects and related down-payments; and other factors related, directly and indirectly, to the effects of any public health crisis, epidemic, or pandemic on our customers that adversely impact our businesses.

The ultimate impact of any public health crisis, epidemic, or pandemic, including the COVID-19 pandemic, on our operations and financial performance depends on many factors that are not within our control, including, but not limited to: the severity and duration of the public health crisis, epidemic, or pandemic; the impact of variants and resurgences; governmental, business, and individuals' actions in response to the public health crisis, epidemic, or pandemic; the impact on global and regional economies, travel, and economic activity; the development, availability, and public acceptance of effective treatments or vaccines; our employees' compliance with vaccine mandates that may apply in various jurisdictions; the availability of federal, state, local, or non-U.S. funding programs; global economic conditions and levels of economic growth; and the pace and extent of the ultimate recovery from the public health crisis, epidemic, or pandemic.

Efforts by public and private payers to control the growth of healthcare costs may lead to lower reimbursements or increased utilization controls related to the use of our products by healthcare providers, which may affect the price of and demand for our products, services, or solutions.

Sales of many of our offerings directly or indirectly depend on the availability of reimbursement and the amount of reimbursement that our customers may seek from various third-party payers, including government programs, authorities, or agencies (e.g., Medicare and Medicaid in the United States), and private health plans. In general, employers and third-party payers, particularly in the United States, have become increasingly cost-conscious, with higher deductibles imposed in many medical plans. The imposition of higher deductibles tends to inhibit individuals from seeking the same level of medical treatments as they might seek if the costs were lower, particularly in the medical diagnostic portion of our business. Third-party payers have also increased utilization controls related to the use of our offerings by healthcare providers.

Without adequate support from third-party payers, the market for our offerings may be limited and adversely impacted. Governments and other payers may institute changes in healthcare delivery systems that reduce funding for services or encourage greater scrutiny of healthcare costs. The ability of customers to obtain appropriate reimbursement for our offerings from third-party payers is critical to the success of medical technology companies because it affects which offerings customers purchase and the prices they are willing to pay. Some countries impose drug price controls or reimbursement limitations for pharmaceutical products. Even if we develop promising new offerings, we may find limited demand for the offerings unless reimbursement approval is obtained from third-party payers. Further legislative or administrative reforms that impact reimbursements or pricing could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

In the United States, private third-party payers, although independent from Medicare, sometimes use portions of Medicare reimbursement policies and payment amounts in making their own reimbursement decisions. As a result, decisions by the Centers for Medicare and Medicaid Services ("CMS") to reimburse for a diagnosis or treatment, or changes to Medicare's reimbursement policies or reductions in payment amounts with respect to a diagnosis or treatment, sometimes extend to U.S. third-party payers' reimbursement policies and amounts for that diagnosis or treatment. Decision-making by our U.S. customers is complicated by the uncertainty surrounding Medicare reimbursement rates for certain procedures. From time to time, CMS and third-party payers may review and modify the factors upon which they rely to determine appropriate levels of reimbursement for certain diagnoses or treatments. In China, government authorities control the inclusion or removal of drugs from the Essential Drug List and the National Reimbursement Drug List, which govern reimbursement under state-sponsored health plans. The removal or reclassification of our products on Chinese national or provincial lists can affect the reimbursement or reimbursement rate of our products in China. Any significant cuts in reimbursement rates or changes in reimbursement methodology or administration for procedures that use our offerings, or concerns or proposals regarding further cuts or changes in methodology or administration, could further increase uncertainty, adversely affect our customers' decisions, reduce demand for our offerings, cause customers to cancel orders, and have a material adverse effect on our business results, cash flows, financial condition, or prospects.

BUSINESS AND OPERATIONAL RISKS.

Our inability to successfully complete strategic transactions could adversely affect our business.

Our business strategy includes the acquisition of technologies and businesses that expand or complement our existing business. Successful growth through acquisitions depends upon our ability to identify suitable acquisition targets or assets, conduct due diligence, negotiate transactions on favorable terms, and ultimately complete such transactions and integrate the acquired target or asset successfully.

Acquisitions may expose us to significant risks and uncertainties, including:

- competition for acquisition targets and assets, which may lead to substantial increases in purchase price or other terms that are less attractive to us, including the use of our shares for payment of the purchase price;

- dependence on external sources of capital, in particular to finance the purchase price of acquisitions;

- rulings by antitrust, foreign direct investment, or other regulatory bodies;

- acquired companies' previous failure to comply with applicable regulatory requirements;

- failure to timely or successfully integrate acquired companies' strategies, functions, systems, controls, including cybersecurity and data protection controls, and products into our own;

- inability to produce products at increased scale or loss of previously available distribution channels;

- heightened external scrutiny on acquired IP rights, regulatory exclusivity periods, and confidentiality agreements, or lack of IP rights for the acquired portfolio;

- diversion of our management's attention from existing operations to the acquisition and integration process;

- a failure to accurately predict or to realize expected growth opportunities, cost savings, synergies, and market acceptance of acquired companies' products;

- a failure to identify significant non-compliant behaviors or practices by, or liabilities relating to, an acquisition target (or its agents) prior to acquisition;

- successor liability imposed by regulators for actions by a target (or its agents) prior to acquisition;

- expenses, delays, and difficulties in integrating acquired businesses into our existing businesses; and

- difficulties in retaining key customers and personnel.

Various other assessments and assumptions regarding acquisition targets may prove to be incorrect, and actual developments may differ significantly from our expectations.

In addition, we also regularly evaluate a variety of other potential strategic transactions, including equity and other investments; strategic alliances that could further our strategic business objectives; and disposition of non-core assets. We may not successfully identify, complete, or manage the risks presented by these strategic transactions, including those outlined above. Equity and other investments and strategic alliances pose additional risks, as we could share ownership in both public and private companies and, in some cases, management responsibilities with one or more other parties whose objectives for the alliance may diverge from ours over time; who may not have the same priorities, strategies, or resources as we do; or whose interpretation of applicable policies may differ from our own.

The occurrence of any of the above in connection with any acquisition or strategic transaction could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

Our increasing focus on and investment in cloud, edge computing, AI, and software offerings present risks to our business. We may not be successful in driving the global deployment and customer adoption of digital offerings characterized by digital applications and solutions.

A growing part of our business involves cloud, edge computing, AI (including generative AI), and software solutions, and we are devoting significant resources to develop and deploy such strategies. Our success with these solutions will depend on the level of adoption of our offerings. We incur costs to develop cloud, edge computing, AI, and software solutions and to build and maintain infrastructure to support cloud and edge computing offerings. Success with these solutions depends on execution in many areas, including:

- establishing and maintaining the utility, compatibility, and performance of our cloud, edge computing, AI, and software solutions (including the reliability of our third-party software vendors, network, and cloud providers) on a growing array of medical devices, software, and equipment;

- continuing to enhance the attractiveness of our solutions to our customers in the face of increasing competition from a significant number of existing and new entrants in the market, while ensuring these solutions meet their reliability and security expectations; and

- ensuring these solutions meet regulatory requirements in a fast-moving space disrupted by changing regulations around data and the need for innovation, including obtaining marketing authorizations when required.

It is uncertain whether our strategies will attract customers or generate revenue required to succeed in this highly competitive and rapidly changing global market. We commit substantial efforts, funds, and other resources to R&D and IT infrastructure for our digital offerings, and the risk of failure is inherent. Even where our digital offerings satisfy applicable regulations and reimbursement policies, customers may not adopt them due to concerns about the security of personal data or the customers' absence of digital infrastructure to support and effectively use the offerings, a hesitancy to embrace new technology, or for other reasons. We also may not effectively execute organizational and technical changes to accelerate innovation and execution. In a number of countries, some cloud, edge computing, AI, and software solutions are restricted areas of foreign investment. Collaborating with a domestic, qualified third party will increase costs and may create uncertainties in such jurisdictions. The legality or validity of any collaboration may be challenged or subjected to scrutiny in such jurisdictions and the relevant governmental authorities have broad discretion in addressing such arrangements. Any of these risks could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

Cloud, edge computing, and software solutions in healthcare must comply with stringent regulations, including certification requirements, in many of the countries in which our customers are located, particularly in relation to obtaining, using, storing, and transferring personal data. Our software solutions must be compliant with applicable regulations in the country in question before we can launch our offerings. In some jurisdictions, we must obtain marketing authorizations before commercializing software solutions. Such regulatory compliance may take longer or cost more than expected or require that design changes be incorporated into our offerings. In addition, changes to reimbursement policies for digital healthcare offerings could potentially lead to delays and additional expense. The inability of customers to obtain adequate reimbursement from private and governmental third-party payers could adversely affect purchasing decisions and prices and cause our revenue and profitability to suffer.

Additionally, we are making significant investments in AI initiatives and are building AI into many of our digital offerings. We are planning to leverage generative AI such as large language models across our portfolios to build differentiated products and solutions and deploy those solutions through various modalities for our customers, including on the device, via edge computing or data centers, and/or via the cloud. Using AI in this manner presents risks and challenges that could affect its adoption, acceptance, and effectiveness, including flawed AI algorithms; insufficient, overbroad, or biased datasets; unauthorized access to personal data; lack of acceptance from our customers; or failure to deliver positive outcomes. As we seek to build clinical applications that leverage generative AI models built by third parties, we may have limited rights to access the underlying intellectual property used to create the generative AI model, and, if requested, this may limit or impair our ability to independently verify the explainability, transparency, and reliability of the underlying model. The use of AI in healthcare offerings also poses certain clinical risks resulting from potential misdiagnosis or misinformation provided from AI applications, diminishing critical judgment, or loss of interpersonal care from clinicians. These deficiencies could undermine the decisions, predictions, or analysis AI applications produce, as well as their adoption, subjecting us to competitive harm; legal liability, including under new legislation regulating AI in jurisdictions such as the EU or new applications of existing data protection, privacy, IP, and other laws; regulatory actions; and reputational harm. Additionally, our obligations to comply with the evolving legal and regulatory landscape could entail significant costs or limit our ability to incorporate certain AI capabilities into our offerings. In addition, some AI scenarios present ethical, privacy, or other social issues, risking reputational harm and/or reduced market demand or acceptance of AI solutions. The safeguards we have designed to promote the ethical implementation of AI may not be sufficient to protect us against negative outcomes. Furthermore, we contract with numerous third parties to offer our digital content to customers as well as to assist with the development of their own software applications and services, and our reliance on access to these third parties' healthcare digital applications, which may not continue to be available to us on commercially reasonable terms, or at all, could impact our ability to offer a wide variety of our own digital offerings at reasonable prices with acceptable usage tools, or continue to expand our geographic reach. All of these risks are amplified by the critical nature of healthcare decisions and the sensitivity of health-related information, and the occurrence of any of the above could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

Our inability to manage our supply chain or obtain supplies of components or raw materials has restricted, and could continue to restrict, the manufacturing of products, cause delays in delivery, or significantly increase our costs, and our use of third parties in various markets and their actions or inactions could affect our business.

We rely on the timely supply of components, products, services, and solutions. If suppliers fail to meet their delivery obligations, raise prices, or cease to supply to us, it may affect our ability to deliver to our customers or significantly increase our costs. If we lose suppliers, if their operations are substantially interrupted, if their prices increase significantly due to inflationary pressures, or if any of them fail to meet performance or quality specifications, we may be required to identify and qualify one or more replacement suppliers. This also may require us to redesign or modify our products to incorporate new components and obtain regulatory authorization, qualification, or certification of these redesigned or modified products. Further, we have multiple single-source or sole-source suppliers with no alternatives yet identified. Our dependence on such single- or sole-source suppliers subjects us to possible risks of shortages, interruptions, and price fluctuations. Disruptions or loss of any of our single- or sole-source suppliers, or capacity limitations of the suppliers for components, could increase our costs, curtail growth opportunities, cause material delays, and adversely impact our business, financial results, and customer relationships.

Supply chain interruptions or price increases in certain key countries, such as China, India, Russia, and Israel, have had, and could continue to have, a similar adverse effect on our business. The costs of certain raw materials, logistics, and services necessary for the production and distribution of our products are subject to fluctuation based on many factors beyond our control, including but not limited to changes in general economic conditions, labor costs, transportation costs, and currency exchange rates.

We rely upon supplies of certain raw materials, including helium, iodine, and rare earth minerals. Worldwide demand, availability, and pricing of these raw materials have been volatile, and we expect that to continue in the future. If supply of these materials is restricted or if prices increase, this could constrain our manufacturing of affected products, reduce our profit margins, or otherwise adversely affect our business results, cash flows, and financial condition.

The risks of disruption described above, as well as the risks arising from war, geopolitical conflicts, government sanctions or trade controls, imposition of tariffs, natural disasters, climate change-related physical and transitional risks, actual or threatened public health crises, epidemics, and pandemics, cybersecurity incidents or other disruptions impacting information technology systems, or other business continuity events, could adversely affect our operations and our suppliers' ability to deliver, and limit our ability to meet our commitments to customers or significantly impact our financial results and condition. By way of example, we were adversely affected by the inability of our suppliers to deliver components and raw materials on a timely basis in connection with the COVID-19 pandemic.

In addition, we cannot guarantee that the mitigation strategies we employ, such as internal and third-party risk management tools, maintaining objective evidence of our suppliers' compliance with minimum viable quality standards and audits of conformance with these standards, conducting ongoing supplier and internal audits, developing resiliency plans, and investing in our internal data and analytic architecture, will be successful or that we will be able to alter our strategies or develop new strategies if and as needed.

We have replaced certain internal capabilities with outsourced products, services, or solutions. These processes may result in increased dependency on external suppliers and other third parties. Failure of third-party suppliers to establish and comply with required quality management systems or comply with applicable legal and regulatory requirements may also lead to withdrawals of our certifications or authorizations required for market access in certain jurisdictions. Such supplier failures may prevent us from meeting customer requirements in a timely manner, which could result in damages or other claims, order cancellations, loss of market share, and damage to our reputation. Shortages or delays could adversely affect our business. A general shortage of materials or components also poses the risk of unforeseeable fluctuations in prices and demand. Any of the above factors could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

Additionally, the implementation of localization requirements and other government policies driven by support of local industry, and increasing attention to ESG matters, including EH&S matters, may impose additional costs and requirements on our business, such as the need to qualify new local suppliers or comply with new material reporting requirements, which could negatively affect our ability to compete in certain markets.

Our business dealings also involve other third parties such as distributors, dealers, wholesalers, packagers, resellers, agents, collaboration partners, sub-contractors, and others. We rely on third-party transport and warehouse management services for reliable and secure point-to-point transportation of our products to our customers and patients, tracking of these shipments, and warehousing of our products. If any of these third parties were to encounter delivery performance issues or other disruptions leading to the loss, damage, or destruction of our products, it would be costly to replace these products in a timely manner. This may damage our reputation and result in decreased demand for our products. In turn, these third parties may use sub-parties. Such dealings expose us to known and unknown risks, including risks related to economic, political, and regulatory environments; performance and quality control; business continuity in the event of termination or other events; conflicts of interest; cybersecurity events; and violations of regulations and laws, including anti-corruption laws, by these third parties or their sub-parties. We cannot control the day-to-day practices of these third parties and cannot guarantee they will comply with our quality standards, contractual requirements, applicable law, and company policies regarding compliance with regulatory and legal requirements. If these third parties do not follow our standards or violate local laws and regulations, we could suffer commercial, financial, or reputational harm, which could jeopardize our ability to continue doing business in these markets or cause our relationships to deteriorate.

Any interruption in the operations of our facilities, or our suppliers', customers', or third-party providers' facilities, may impair our ability to deliver products or provide services.

We are dependent on our global production and operating network to develop, manufacture, assemble, supply, transport, ship, warehouse, and service our offerings. A work stoppage, labor shortage, or other production limitation, including import or export restrictions and transportation issues, among others, could occur at our facilities, facilities of suppliers or other third parties on which we rely, or customer facilities, and could negatively impact our reputation and market position. Such interruptions may occur for several reasons, including as a result of regulatory enforcement actions, tight credit markets or other financial distress, production constraints or difficulties, unscheduled downtimes, war, severe weather and natural disasters, fires and explosions, accidents, mechanical failures, pandemics, civil unrest, strikes, unpermitted releases of toxic or hazardous substances, other EH&S risks, sabotage, cybersecurity attacks, riots, or terrorist attacks.

Any significant event affecting one of our production or operating facilities may result in a disruption to our ability to supply customers, and standby capacity necessary for the reliable operation of the facility may not be sufficiently available. The impact of these risks is heightened if our production capacity is at or near full utilization (or if we lack alternative manufacturing sites) and could result in our inability to accept orders or deliver products in a timely manner. Additionally, significant capital investment to increase manufacturing capacity may be required to expand our business or meet increased demand for our products in the future. Any of these risks could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

If we do not successfully manage our collaboration arrangements, licensing arrangements, joint ventures, or strategic alliances with third parties, we may not realize the expected benefits from such arrangements, which could adversely affect our business.

From time to time, we enter into collaborations, licensing arrangements, joint ventures, or strategic alliances with third parties to complement or augment our capabilities, including in R&D, product development, manufacturing, and marketing. Evaluating, appropriately structuring, negotiating, and implementing such arrangements may be a lengthy and complex process and must meet with applicable business, legal, and compliance requirements. Other companies may compete with us for these opportunities. As a result, we may not identify, secure, or complete such arrangements in a timely manner, on a cost-effective basis, or on otherwise favorable terms, if at all.

We may not realize the expected benefits from these arrangements. We may not be able to exercise sole decision-making authority regarding any such collaboration, licensing arrangement, joint venture, or strategic alliance. This could create the risk of impasses on decisions, given that our partners in these arrangements may have economic or business interests that diverge from our interests. Conflicts may arise in these arrangements concerning the achievement of performance milestones or the interpretation of significant terms under any agreement (including financial obligations), termination rights, or the ownership or control of IP developed during the arrangement. Our partners may suffer adverse commercial, financial, or legal circumstances that are outside of our control and may jeopardize their success, our partners may terminate their relationships with us, or breakdowns in these relationships may give rise to disputes. Given the potentially different interests of the parties involved, we could suffer delays in product development or other operational difficulties.

These arrangements may require us to incur non-recurring and other charges, increase expenditures, or disrupt our ordinary business activities. These arrangements may expose us to known and unknown risks, including unique risks with respect to the economic, political, and regulatory environment of any foreign entities with which we partner, quality control, and legal and regulatory violations committed by partners whose actions are outside of our control. Any of the foregoing could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

Increased cybersecurity requirements, vulnerabilities, threats, and more sophisticated and targeted cyber crimes pose a risk to our systems, networks, products, solutions, services, and data, as well as our reputation, which could adversely affect our business.

We manufacture and sell products that rely upon software and computer systems to operate properly and process and store confidential information. Our products often are connected to, and reside within, our customers' IT infrastructures. In some jurisdictions, we are expected to design our products to include appropriate cybersecurity protections, and regulatory authorities may review such protections when granting marketing authorizations.

While we seek to protect our products and IT systems from unauthorized access, these measures may not be effective, particularly because techniques used to obtain unauthorized access or to sabotage systems change frequently, increase in sophistication, and often are not identified at the time that they are launched against a target. These risks apply to our installed base of products, products we currently sell, new products we will introduce in the future, and older technology that we no longer sell or service but remains in use by customers. Additionally, we offer software, cloud, and edge computing products that are developed, controlled, or hosted by third-party providers. A cybersecurity breach of or other disruption to our systems or products, service providers' network security and systems, or other third-party services could disrupt treatment being delivered to patients or interfere with our customers' operations, and could lead to the loss of, damage to, or public disclosure of our employees' and customers' stored information, including personal data, such as individually identifiable health information (including "protected health information" or "PHI"). Such an event could have serious negative consequences, including alleged customer or patient harm, obligations to notify enforcement authorities or users of our products, voluntary or forced recalls of or modifications to our products, regulatory actions, fines, penalties and damages, reduced demand for or use of our offerings by customers, harm to our reputation, and time-consuming and expensive litigation, any of which could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

There are increasingly large volumes of information, including patient data, being generated that need to be securely processed and stored by healthcare organizations. Our IT systems have been subject to computer malware, unauthorized access, and other cyber-attacks. There has been an increase in the frequency and sophistication of the cybersecurity threats we and our service providers face, and we expect these activities to continue to increase. Geopolitical tensions or conflicts, such as the conflict between Russia and Ukraine, and the increased adoption of AI technologies, may further heighten the risk of cyber-attacks. Additionally, leveraging AI capabilities to potentially improve internal functions and operations presents further risks and challenges, including the possibility of creating new attack methods for adversaries. The use of AI to support business operations carries inherent risks related to data privacy, IP, and security, such as intended, unintended, or inadvertent transmission of proprietary, confidential, or sensitive information, as well as challenges related to implementing and maintaining AI tools, such as developing and maintaining appropriate datasets for such support. If we fail to implement adequate safeguards, the use of AI may introduce additional operational, legal, or regulatory vulnerabilities such as producing inaccurate outcomes based on flaws in the underlying data or methodologies, or unintended results.

Furthermore, we may also be exposed to a more significant risk if such actions are taken by state or state-affiliated actors. The objectives of these cyber-attacks vary widely and may include, among other things, unauthorized access to personal, customer, or third-party information, disruptions in operations and the provision of services to customers, or theft of IP or other sensitive assets or information belonging to us, our business partners, or customers. As such attacks become more effective, the risks in this area continue to grow. The back-up systems we have in place may not be adequate in the event of a failure or interruption. We may not have current capabilities to identify all vulnerabilities, which may allow others to exploit persistent potential exposures within our IT systems and products. We could suffer significant business disruption, including transaction errors, supply chain or manufacturing interruptions, processing inefficiencies, data loss, loss of customers, reputational damage, the loss of or damage to IP or other proprietary information, litigation, investigations, and possible liability to employees, customers, suppliers, patients, and regulatory authorities as a result of a successful cyber-attack or other disruption impacting our IT systems. Further, our ability to effectively plan, forecast, and execute our business plan and comply with applicable laws and regulations may be impaired by such cyber-attacks or disruptions. Any of the above could have a material adverse effect on our business results, cash flows, financial condition, or prospects, and on the timeliness of reporting our operating results.

We rely on software, SaaS, hardware, and other material components from a number of third parties to manufacture our products. If a material cyber incident or other disruption impacting a supplier were to result in its prolonged inability to use, manufacture, and/or ship such components, this could impact our ability to manufacture and/or use our products. In addition, third-party sourced software components, malicious code, or a critical vulnerability or error emerging within such software could expose our customers to increased cyber risk. Efforts we have undertaken to mitigate such risks may not prevent all incidents.

If we were to experience a significant cybersecurity breach or other disruption impacting our information systems or data, the costs associated with the investigation, remediation, and potential notification of the incident to customers, regulators, and counterparties, as well as any related litigation expenses, fines, penalties, or damages, could be material. In addition, our remediation efforts may not be successful. The data privacy and IT security insurance coverage we currently maintain may be inadequate. In addition, the market for such insurance continues to evolve and, in the future, our data privacy and IT security insurance coverage may be prohibitively expensive or not available on acceptable terms or in sufficient amounts, or at all.

We may be unable to obtain, maintain, protect, or effectively enforce our IP rights.

We place considerable emphasis on obtaining, maintaining, and using our IP to support our business strategy. We pursue IP protection in key jurisdictions to protect our R&D investment and limit the risk of infringing third-party IP rights. However, we cannot ensure that our means of obtaining, maintaining, and enforcing our IP rights will be adequate to maintain a competitive advantage.

The laws of many jurisdictions may not protect our IP rights or provide an adequate forum to effectively address situations where our IP rights have been compromised. Furthermore, protecting against the unauthorized use of proprietary technology may be difficult, expensive, and drawn out. We may need to litigate with third parties to enforce or defend patents issued to us or to determine the enforceability and validity of our proprietary rights or those of others. Determining whether an offering infringes, misappropriates, or otherwise violates a third party's IP rights involves complex legal and factual issues, and the outcome of this type of litigation is often uncertain and inconsistent. This is true for our major markets, including China, as well as developing markets with less developed IP systems. An adverse determination in any such litigation, or significant delays in obtaining effective relief, could materially impair our IP rights and may harm our business.

From time to time, we receive notices from third parties asserting infringement, misappropriation, or violation of their IP rights. We are also subject to lawsuits alleging infringement, misappropriation, or other violation of third-party IP rights. When such claims are asserted against us (or to avoid such claims), we may seek to license the third party's IP rights, which may be costly. We may be unable to obtain necessary licenses on satisfactory terms, if at all. If we are unable to obtain an adequate license, we may be subject to lawsuits seeking damages or an injunction against the manufacture, import, marketing, sale, or operation of our offerings or against the operation of our business as presently conducted. We do not maintain insurance for claims or litigation involving the infringement, misappropriation, or other violation of IP rights. Regardless of the merits or outcome, the resolution of any IP dispute could require significant financial and management resources.

Adverse judicial rulings or our entry into any license or settlement agreement in connection with third-party claims could affect our ability to compete and have a material adverse effect on our business results, cash flows, financial condition, or prospects. Our agreements with our customers and other third parties typically include indemnification or other provisions under which we agree to indemnify or otherwise be liable to them for losses suffered or incurred as a result of IP claims. We may not always be successful in limiting our liability with respect to such obligations and could become subject to large indemnity payments or damages claims from contractual breach, which could harm our business results, cash flows, financial condition, or prospects.

Furthermore, protecting confidential information and trade secrets can be difficult and, even if a successful enforcement action is brought, such action may not be effective in protecting our IP rights. Additionally, the increased sharing of our data with third parties as a result of right-to-repair legislation or EU data legislation laws could increase the risk of loss or damage to our IP. If we cannot adequately obtain, maintain, protect, or enforce our IP rights, our competitors may be able to compete more successfully against us, which could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

We may not receive protection for pending or future applications relating to IP rights owned by or licensed to us, and the claims allowed under any issued IP rights may not be sufficiently broad to protect our products, services, solutions, and any associated trademarks. Products sold by our competitors may infringe, misappropriate, or otherwise violate IP rights owned or licensed by us. Any issued IP rights owned by or licensed to us may be challenged, invalidated, held unenforceable, or circumvented in litigation or other proceedings, and these limited IP rights may not provide us with effective competitive advantages. IP rights may also be unavailable, limited, unenforceable, or practically unenforceable in some countries, and some governments may require us to transfer our IP rights to local entities to do business in the jurisdiction, either of which could make it easier for competitors to capture increased market position and compete with us. We may also incur substantial costs to protect ourselves in litigation or other proceedings involving the validity and enforceability of our IP rights. If claims against us are successful, we could lose valuable IP rights. An unfavorable outcome in any such litigation could have a material adverse effect on our business results, cash flows, financial condition, or prospects. We also rely on agreements with certain employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. We cannot be certain that these agreements will not be breached, that such provisions will be enforceable, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information, or that third parties will not otherwise gain access to our trade secrets or proprietary knowledge.

We do not own the GE trademark or logo, and we entered into a Trademark License Agreement with GE in connection with the Spin-Off (the "Trademark License Agreement"), pursuant to which GE granted us a license to use specified trademarks, which include the GE Monogram and the "GE HealthCare" word mark for use in connection with certain of our products, services, and solutions, as well as the right to use the GE brand in connection with certain legal entity names within our corporate structure. GE owns and controls the GE brand, and the integrity and strength of the GE brand will depend in large part on the efforts and businesses of GE and other licensees of the GE brand and how the brand is used, promoted, and protected by them, which will be outside of our control. Furthermore, there are certain circumstances under which the Trademark License Agreement may be terminated. Termination of the Trademark License Agreement would eliminate our rights to use the specified trademarks granted to us under this agreement and may result in our having to negotiate a new or reinstated agreement with less favorable terms or cause us to lose our rights under the Trademark License Agreement, which would require us to change our corporate name and undergo significant rebranding efforts. Any rebranding efforts may require significant resources and expenses and may affect our ability to attract and retain customers, all of which could have an adverse effect on our business results, cash flows, financial condition, or prospects.

If we are unable to attract or retain key personnel and qualified employees or maintain relations with our employees, unions, and other employee representatives, it could adversely affect our business.

There is substantial competition for key personnel, senior management, and qualified employees in the healthcare industry, and we may face increased competition for such a highly qualified scientific, technical, clinical, and management workforce in a highly competitive environment. To help attract, retain, and motivate qualified employees in senior roles, we use equity-based awards and performance-based cash incentive awards. Sustained declines in our stock price, or lower stock price performance relative to competitors, can reduce the retention value of our equity-based awards, which can impact the competitiveness of our compensation. There can be no assurance that we will be successful in retaining existing personnel or recruiting new personnel.

Having a diverse and inclusive workplace can also enhance our ability to attract and retain talent and is an important driver of our ability to compete and innovate. As such, our inability to attract and retain diverse talent can have adverse consequences on our business. Certain of our employees in the United States and elsewhere are covered by collective bargaining agreements. These agreements typically contain provisions regarding the general working conditions of our employees, including provisions that could affect our ability to restructure our operations, close facilities, or reduce our number of employees. We may not be able to extend existing collective bargaining agreements or, upon the expiration of such agreements, negotiate such agreements in a favorable and timely manner or without work stoppages, strikes, or similar actions.

The loss of one or more key employees; our inability to attract or develop additional qualified employees; any delay in hiring key personnel; any deterioration of the relationships with our employees, unions, and other employee representatives; or any material work stoppage, strike, or similar action could have a material adverse effect on our business results, cash flows, financial condition, or prospects. Furthermore, our actions or responses to any such negotiations, labor disputes, work stoppages, or strikes could negatively impact our corporate reputation and have adverse effects on our business.

Increasing attention to ESG matters, including EH&S matters, may impose additional costs on our business and expose us to new risks.

We face attention from investors, regulators, and other stakeholders, who may have conflicting views, related to our ESG positions, performance, and disclosures. Third-party organizations that provide information to investors on ESG matters have developed ratings processes for evaluating companies on their respective approaches. If we receive unfavorable ESG ratings or otherwise draw scrutiny for the positions we take or do not take on these matters, it could be used by investors, lenders, and customers to inform their investment, financing, or purchasing decisions, which could have a negative impact on our business.

We are subject to legal and regulatory requirements that focus on our ESG positions, performance, and disclosures. These requirements continue to broaden and may be conflicting, both in terms of scope and geography, a trend we expect to continue. Our processes and controls for reporting of ESG matters may not always conform with evolving and disparate standards for identifying, measuring, and reporting ESG metrics, and such standards may change over time, which could result in significant revisions to our performance metrics, goals, or reported progress in achieving our goals. A failure to adequately meet regulatory expectations may result in non-compliance, the loss of business, reputational impacts, and an inability to attract and retain top talent.

We have established and publicly announced details of our ESG program, including goals related to addressing climate change. While these goals reflect our current plans and aspirations, we may need to adjust or revise them in light of changes to the assumptions made at the time they were set or the emergence of risks related to our ability to deliver them. These risks include the availability and cost of low- or non-carbon-based energy sources; the suitability, cost, and availability of materials and technologies; and the possible organic growth of our business.

We are also subject to international, national, state, and local laws, regulations, industry and customer standards, and other voluntary commitments related to EH&S matters. These EH&S laws, regulations, standards, and commitments apply to a broad range of activities across our whole product lifecycle, including those related to (1) protection of the environment, protected species, and use of natural resources; (2) occupational health, safety, and well-being; (3) the use, handling, management, release, storage, transportation, remediation, and disposal of, and exposure to, hazardous waste, radio chemical materials, and other hazardous or toxic materials; (4) our products, including the use of certain chemicals in our products and production processes; (5) emissions to air, land, and water; and (6) climate change.

The requirements we are subject to impose certain responsibilities on our business, including the obligation to install pollution control technologies and to obtain and maintain various environmental permits, the cost of which may be substantial. They can also impose cleanup liabilities, including with respect to discontinued or predecessor operations or third-party waste disposal sites. In some jurisdictions we are, and are likely to increasingly be, subject to climate change mitigation and adaptation regulation, tax, disclosure, and reporting requirements. If we fail to comply with these requirements, we could be subject to administrative, civil, or criminal fines and penalties; remediation costs; enforcement actions; the suspension or termination of our permits or operations; third-party claims; or other sanctions.

The implementation of new or existing EH&S laws, regulations, and industry and customer standards, and any changes to them, which we cannot predict and which have historically become more stringent over time, could increase our costs and require us to reassess our business priorities. Administrative decisions, legal developments, or other governmental or judicial actions may influence the interpretation or enforcement of EH&S laws, regulations, and industry standards, and may thereby increase compliance or other costs. In addition, EH&S laws, regulations, and standards may also have an adverse impact on our ability to develop our products and to maintain and grow access to certain markets. EH&S laws and regulations enacted world-wide may require us to re-design products or production processes, or to cease using certain substances, leading to detrimental operational impacts and an increase in operating costs. Any of these risks or costs, and our ability to assess, prepare for, and fully comply with future EH&S laws or regulations, could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

Our products and operations utilizing radioactive materials are subject to varying international, federal, state, and local regulations and must be conducted in accordance with a number of licenses and certifications. The handling and disposal of radioactive materials and wastes may impose significant requirements and costs, including with respect to the decommissioning of facilities handling radioactive materials. Disposal sites for the lawful disposal of materials or wastes associated with our products may be limited or non-existent, may no longer accept these materials in the future, or may accept them on unfavorable terms, which could adversely impact our operations.

Our research and development efforts may not succeed in developing commercially successful products and technologies, which could adversely affect our business.

To remain competitive, we must continue to launch new products, services, and solutions, requiring substantial investment in R&D. If we cannot successfully introduce new offerings that address the needs of our customers, our offerings may become obsolete, and our business results, cash flows, and financial condition could suffer.

Many of our offerings have lengthy development and commercialization cycles. Promising new products, services, and solutions may fail to reach the market at all or at the right time, or may have only limited commercial success due to reasons including safety or efficacy concerns, failure to achieve positive outcomes, inability to obtain necessary regulatory authorizations, or third-party reimbursement decisions. Additionally, new offerings may be quickly rendered obsolete by changing customer preferences, changing industry standards, or competitors' innovations or reverse engineering efforts. It is uncertain when or whether our products, services, or solutions currently under development will be launched or will be commercially successful. Any of these developments may have a material adverse effect on our business results, cash flows, financial condition, and prospects.

If our Spin-Off from GE is determined to be a taxable transaction, it could result in significant tax liability to GE and its stockholders and we could have an indemnification obligation to GE, which could adversely affect our business, financial condition, cash flows, and results of operations.

Prior to the completion of the Spin-Off, GE received (1) a private letter ruling from the Internal Revenue Service (the "IRS") to the effect that, among other things, our Spin-Off from GE will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended (the "Code") and (2) a written opinion from each of Paul, Weiss, Rifkind, Wharton & Garrison LLP and Ernst & Young, LLP ("EY") to the effect that the Spin-Off will qualify for non-recognition of gain and loss under Section 355 and related provisions of the Code.

The opinion of counsel and the opinion of EY do not address any U.S. state or local or foreign tax consequences of the Spin-Off.

In addition, the opinion of counsel, the opinion of EY, and the private letter ruling rely on certain facts, assumptions, representations, and undertakings from GE and us regarding the past and future conduct of the companies' respective businesses and other matters. If any of these facts, assumptions, representations, or undertakings are incorrect or not otherwise satisfied, GE and its stockholders may not be able to rely on the opinion of counsel, the opinion of EY, or the private letter ruling and could be subject to significant tax liabilities.

The opinion of counsel and the opinion of EY is not binding on the IRS or the courts, and there can be no assurance that the IRS or a court will not take a contrary position. Notwithstanding the opinion of counsel, the opinion of EY, or the private letter ruling, the IRS could determine on audit that the Spin-Off or any of certain related transactions is taxable if it determines that any of these facts, assumptions, representations, or undertakings are not correct or have been violated, or if it disagrees with the conclusions in the opinion that are not covered by the private letter ruling, or for other reasons, including as a result of certain significant changes in the stock ownership of GE or us after the Spin-Off. If the conclusions expressed in the opinion of counsel or the opinion of EY are challenged by the IRS, and if the IRS prevails in such challenge, the tax consequences of the Spin-Off (including the tax consequences to GE and the U.S. Holders (as defined in the Code)) could be materially less favorable.

If, as a result of any of our representations being untrue or our covenants being breached, the Spin-Off were determined not to qualify for non-recognition of gain or loss under Section 355 and related provisions of the Code, we could be required by the Tax Matters Agreement to indemnify GE for the resulting taxes and related expenses. Those amounts could be material and any such obligation could adversely affect our business, financial condition, cash flows, and results of operations.

LEGAL AND REGULATORY RISKS.

The U.S. FDA and equivalent global agencies tightly regulate and actively enforce the laws and regulations governing the development, authorization, and commercialization of medical devices and pharmaceutical products.

We are subject to rigorous regulation governing development, product testing, manufacturing, packaging, labeling, safety, quality, storage, marketing clearance or approval, advertising and promotion, import and export, sales and distribution, performance and effectiveness, and post-market surveillance. The U.S. FDA, the various competent authorities of the EU member states or other European countries that enforce the EU's Medical Device Regulation, the European Medicines Agency ("EMA") for Regulation of Pharmaceuticals in the EU, and the NMPA in China are the regulatory authorities affecting us most prominently with respect to the commercialization of our products, services, and solutions. There are numerous other regulatory schemes in our countries around the globe at the national and sub-national levels. Regulations pertaining to our products are increasing in previously unregulated countries and are becoming more stringent in already regulated countries. Regulatory premarket clearance, approval, or conformity assessment requirements may affect or delay our ability to market new offerings. The need to comply with regulations is a substantial controlling, operational, and reputational risk. A failure to comply with applicable laws and regulations could result in governmental investigations, fines, and other sanctions, the temporary or permanent shutdown of production facilities, recalls of products, product withdrawals, revocation of marketing authorizations, disqualification from participation in healthcare activities, third-party and purported whistleblower claims, import detentions, and negative publicity, which could have adverse consequences on our business results, cash flows, financial condition, or prospects.

We must conduct clinical trials on humans before we commercialize certain products. Delays and complications in planned clinical trials can result in increased development costs and delays in regulatory authorizations and products reaching the market. These regulations can be burdensome and subject to change, exposing us to the risk of increased costs and business disruption. Changes to current products and labeling may also be subject to vigorous review, and approvals or the time needed to secure approvals are not certain.

We are subject to regulations requiring restrictions, certification, and/or licensing of our facilities, and our facilities are subject to periodic inspections by regulatory authorities. Adverse inspection outcomes have in the past, and may in the future, impact our ability to develop, manufacture, market, or distribute certain products.

We also carefully monitor the quality and performance of our products once they are distributed. We may identify problems with product design, manufacturing, labeling, distribution, or other issues that impact the safety, quality, or performance of our products. These types of issues have in the past, and could in the future, create risk to patients, clinicians, or other personnel in contact with our products and lead to product recalls, removals, replacement, servicing, or other corrective actions. This can also create risk of enforcement action by regulatory authorities and increased product liability risk.

Regulatory scrutiny may increase in the future and could require us to change the way we operate, including the way in which we offer certain services. Regulations are increasing and becoming more stringent in already regulated countries, and countries that did not previously regulate medical products are developing and implementing regulations for these products. These laws and regulations vary by jurisdiction, are complex, change frequently, are subject to changes in interpretation and enforcement. Moreover, certain fields, such as cloud and edge computing, clinical decision support software, cybersecurity, mobile medical applications, AI, generative AI, and Machine Learning are rapidly evolving within the industry and particularly subject to changing law and regulation. New or changing regulations can delay or otherwise adversely impact our ability to bring certain products to market.

Regulatory authorities in many countries regulate the advertising and promotion of our offerings to ensure that our claims are consistent with our regulatory clearances and approvals, that there is data to substantiate the claims, and that our materials are not false or misleading. If we or any of our suppliers, channel partners, or agents fail to comply with laws and regulations related to promotional labeling and advertising and are perceived to potentially be false, misleading, or otherwise not permissible, we may face legal or regulatory actions.

Additionally, if a regulatory authority concludes that we are not in compliance with applicable laws or regulations or that our products pose an unreasonable risk for patients, users, or others, regulatory authorities may refuse to accept or authorize regulatory filings; ban such offerings; detain or seize unadulterated or misbranded products; order a recall, repair, replacement, or refund of such products; or require us to notify healthcare professionals and others that the offerings present unreasonable risks of substantial harm to public health. A regulatory authority may impose operating restrictions or enjoin certain violations of applicable law pertaining to medical devices or pharmaceutical products and assess civil or criminal penalties against us. The regulatory authority may also recommend prosecution by law enforcement agencies. Any new legislation or regulation or any changes in the interpretation or enforcement of existing legislation or regulation may impose significant and costly new obligations on us, which may interrupt our supply of products, delay launch of new offerings, or negatively affect our cost of doing business. Given all of the foregoing, future costs and liabilities relating to compliance with applicable laws and regulations could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

The failure to comply with the FCPA and similar anti-corruption and anti-bribery laws globally has resulted and could continue to result in civil or criminal sanctions and adversely affect our business.

The FCPA, the U.K. Bribery Act of 2010 ("UKBA"), and similar anti-corruption and anti-bribery laws in other jurisdictions generally prohibit companies from offering and making corrupt payments to or otherwise engaging in bribery of government officials. We operate in many parts of the world that have experienced elevated levels of public sector corruption. Because of the predominance of government-sponsored healthcare systems around the world, many of our customer relationships outside of the United States are with governmental entities, the employees of which may be considered government officials under such laws. Many anti-corruption laws, such as the UKBA, also prohibit bribery of private sector individuals, and thus extend far beyond interactions with government officials. We also are subject to the FCPA's accounting provisions, which require us to keep accurate books and records and to maintain an adequate system of internal accounting controls sufficient to provide reasonable assurances of management's control, authority, and responsibility over our assets. Non-U.S. companies, including some of our competitors, may not be subject to the provisions of the FCPA. If these competitors engage in corrupt practices, they may gain a business advantage.

Global enforcement of anti-corruption laws has increased substantially in recent years, with more frequent voluntary self-disclosure by companies, aggressive investigations (including coordinated investigations across countries and governmental authorities) and enforcement proceedings by U.S. and non-U.S. governmental agencies, and assessment of significant civil and criminal fines, penalties, and other sanctions against companies and individuals. Companies in the healthcare sector have been a particular focus of government enforcement in recent years. We also face the risk of unauthorized payments, offers of payments, or requests for payments being made by our employees, intermediaries, third parties and their sub-parties, customers or customer representatives, consultants, or other representatives. We may face liability under anti-corruption laws based upon the actions or inactions of these parties even when they are not subject to our control and/or are not contractually bound to us. We may also face liability from employee misconduct, such as fraud, which cannot always be deterred or prevented. Enforcement of anti-corruption laws in the healthcare industry in recent years has focused on international operations, particularly in countries such as China, Brazil, Mexico, and Russia. China's anti-corruption agency, the National Supervisory Commission, has the power to investigate government officials and individuals employed by state-owned entities and public institutions and to collect evidence (including from private companies and individuals), seize assets, and recommend cases for prosecution. In prior years, the Chinese judicial branch has publicly disclosed an increasing number of judgments against government officials and others found to have engaged in corruption and other misconduct across many industries; certain of these judgments contain references that identify some of our products, employees, and channel partners. We review these judgments and other concerns we identify and conduct internal inquiries where appropriate. In 2023, China's Central Commission for Discipline Inspection, the National Supervisory Commission, and other governmental entities in China initiated an anti-corruption campaign focused on the healthcare sector, which contributed to delayed orders and sales in our China business. We expect the effects of the anti-corruption campaign to continue to impact our orders and sales in the near term, although we are unable to predict the exact duration or magnitude of the impact. The China anti-corruption campaign has resulted and may result in the investigation of and/or judgments against individuals, including our employees, and entities operating in the healthcare sector. Any enforcement proceedings related to this campaign against us or our employees could subject us to civil and criminal fines, penalties, and other sanctions. Additionally, we are also subject to China's Anti-Unfair Competition Law. Consequences for violations include civil, administrative, and criminal penalties for businesses that commit acts of unfair competition (including commercial bribery).

It is our policy to develop and implement safeguards and to educate our employees and certain third parties concerning these legal requirements and to prohibit improper practices. However, our existing safeguards and any future improvements may not always be effective, and employees or certain third parties may engage in conduct for which we may be held responsible or suffer reputational harm.

Any alleged or actual violations of these laws or regulations may subject us to government scrutiny; criminal, civil, or administrative sanctions; stockholder lawsuits; reputational damage; and other liabilities. From time to time, we make self-disclosures regarding our compliance with the FCPA and similar laws to relevant authorities who may pursue or decline to pursue enforcement proceedings against us. We, with the assistance of outside counsel, made voluntary self-disclosures to the SEC and the DOJ beginning in 2018 regarding tender irregularities and other potential violations of the FCPA relating to our activities in certain provinces in China. We have been engaged in ongoing discussions with each of the SEC and the DOJ regarding these matters. At this time, we are unable to predict the duration, scope, result, or related costs associated with these disclosures to the SEC and the DOJ. We also are unable to predict what, if any, action may be taken by the SEC or the DOJ or what penalties or remedial actions they may seek. Any determination that our operations or activities are not in compliance with existing laws or regulations, including applicable foreign laws, could result in the imposition of fines, penalties, disgorgement, equitable relief, or other losses. Furthermore, a violation of certain anti-corruption laws could result in exclusion from government healthcare programs. In addition, governmental entities may seek to hold us liable for violations committed by any companies in which we invest or that we may acquire. The costs associated with the investigation, remediation, and potential notification of any violation to customers, regulators, and counterparties could be material. Any of the foregoing could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

We are subject to anti-kickback and false claims laws (including as these laws relate to off-label promotion of products) and failure to comply with these laws could adversely affect our business, including via sanctions and conditions on business activity.

Claims generated as a result of kickbacks may be treated as false or fraudulent. In the U.S., the U.S. False Claims Act (the "FCA") imposes civil liability on any person or entity that submits, or causes the submission of, a false or fraudulent claim to the U.S. government. The FCA also allows a private individual or entity with knowledge of past or present fraud against the federal government to sue on behalf of the government to recover civil penalties and treble damages. In certain cases, manufacturers have entered criminal and civil settlements with the federal government under which they entered into plea agreements, paid substantial monetary amounts, and entered into corporate integrity agreements that require, among other things, substantial ongoing reporting, monitoring, and other remedial actions. A failure by any of our employees or agents to abide by the policies and procedures we have in place to comply with these laws and regulations could result in potential criminal or civil penalties and damages against us, which may include treble damages, fines, or penalties under the FCA.

If we are not successful in defending ourselves, violations of fraud and abuse laws could have a significant impact on our business, including the potential imposition of civil, criminal, and administrative penalties, damages, disgorgement, monetary fines, individual imprisonment, possible exclusion from participation in certain government healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment or restructuring of our operations.

We are subject to antitrust and competition laws that can result in sanctions and conditions on the way we conduct our business.

We are subject to antitrust and competition laws, which generally prohibit certain types of conduct deemed to be anti-competitive, including price fixing, bid rigging, cartel activities, price discrimination, market monopolization, tying arrangements, acquisitions of competitors, and other practices that have, or may have, an adverse effect on competition. Regulatory authorities may have authority to impose fines and sanctions or to require changes or impose conditions on the way we conduct business in connection with alleged non-compliance with applicable law. Under certain circumstances, violations of antitrust laws could result in suspension or debarment of our ability to contract with certain parties or complete certain transactions. In addition, an increasing number of jurisdictions also provide private rights of action for competitors or consumers to seek damages asserting claims of anti-competitive conduct. Increased government scrutiny of our actions or enforcement of private rights of action could adversely affect our business or damage our reputation. Conducting internal investigations or responding to audits or investigations by government agencies could be costly and time-consuming. An adverse outcome under any such investigation or audit could subject us to fines or criminal or other penalties, which could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

We are subject to stringent privacy laws and information security regulations.

Our products and systems receive, generate, and store significant volumes of personal and sensitive information, such as employee, supplier, customer, and patient data. Moreover, our digital ecosystem enables our customers to store personal data of their patients in cloud solutions that are hosted by us using third-party cloud providers. There are additional regulations relating to cloud data protection and privacy, which heightens our risks associated with the protection of such information. We have legal and contractual obligations regarding the protection of confidential and personal information and the appropriate collection, use, retention, protection, disclosure, transfer, and other processing of such data. Additionally, regulators within the United States, European Union, and around the world are evaluating how best to regulate development and use of data generated by connected product or service as well as AI technologies. We are subject to various privacy law regimes in the different jurisdictions in which we operate, including comprehensive regulatory systems in Europe, Latin America, and Asia Pacific and sector-specific requirements. Certain international jurisdictions have enacted or are enacting data localization laws mandating that certain types of data collected in a particular jurisdiction be physically stored within that jurisdiction.

These laws and regulations continue to evolve, and we cannot be sure how these laws and regulations will be interpreted, enforced, or applied to our operations. In addition to the risks associated with enforcement activities and potential contractual liabilities, our ongoing efforts to comply with evolving laws and regulations may be costly and require ongoing modifications to our policies, procedures, and systems. If we, or third parties, fail to adequately safeguard confidential and personal data, or if such information or data are wrongfully used by us or third parties, or disclosed to unauthorized persons or entities, such an event may result in fines, penalties, and harm to our reputation and could have a material adverse effect on our business results, cash flows, financial condition, or prospects. For additional information see "Data Privacy Laws" under Item 1, "Business."

Changes in applicable tax laws and regulations, as well as adverse outcomes of ongoing and future tax audits, could adversely affect our business and our ability to use deferred tax assets.

We are subject to income and other non-income taxes (including sales, excise, and value-added) in the United States and foreign jurisdictions. Thus, the tax treatment of transactions we execute is subject to changes in tax laws or regulations, tax treaties, or positions by the relevant authority regarding the application, administration, or interpretation of these tax laws and regulations. These factors, together with the ambiguity of tax laws and regulations, the subjectivity of factual interpretations, and uncertainties regarding the geographic mix of earnings in any period, can affect our estimates of our effective tax rate and income tax assets and liabilities, result in changes in our estimates and accruals, and have a material adverse effect on our business results, cash flows, or financial condition. We are unable to predict what tax reforms may be proposed or enacted in the future or what effect such changes would have on our business; however, such changes could potentially result in higher tax expense and payments, along with increasing the complexity, burden, and cost of compliance.

Beginning in 2024, many countries have enacted local legislation related to the Organization for Economic Co-operation and Development Pillar Two Global Anti-Base Erosion ("GloBE") rules, which include the introduction of a 15% global minimum tax. The impact on our income tax expense, which is reflected in the financial statements as a period cost and is not anticipated to be significant, will depend on the exact nature of each country's GloBE legislation, guidance, and regulations thereon, and their application by tax authorities. Additionally, future enacted GloBE legislation or changes to existing GloBE legislation could impact our anticipated tax burden.

We are subject to periodic tax audits by tax authorities. Tax authorities may not agree with our interpretation of applicable tax laws and regulations. As a result, such tax authorities may assess additional tax, interest, and penalties. We regularly assess the likely outcomes of these audits and other tax disputes to determine the appropriateness of our tax provision and establish reserves for material, known tax exposures. However, the calculation of such tax exposures involves the application of complex tax laws and regulations in many jurisdictions. Therefore, there can be no assurance that we will accurately predict the outcomes of any tax audit or other tax dispute or that issues raised by tax authorities will be resolved at a financial cost that does not exceed our related reserves. As such, the actual outcomes of these disputes and other tax audits could have a material impact on our business and financial results.

While the majority of our deferred tax assets either do not have an expiration date or are expected to be utilized prior to an expiration date, our ability to fully benefit from these assets could be impacted by the taxable income generated in certain countries over time, subsequent changes to applicable tax laws in these jurisdictions, and our Tax Matters Agreement with GE (see Note 11, "Income Taxes" and Note 19, "Related Parties").

We are subject to laws and regulations governing government contracts and public procurement, as well as policies of our customers on capital spending and government reimbursement and funding in many jurisdictions, as to which the failure to comply with or changes to such laws, regulations, or policies could adversely affect our business.

We have agreements relating to the sale of our offerings to government entities around the world. Additionally, we are directly or indirectly subject to government policies governing reimbursement for healthcare procedures and services. As a result, we are subject to various statutes and regulations in a variety of jurisdictions that apply to companies doing business with the government. The laws governing government contracts can differ from the laws governing private contracts, and government contracts may contain terms and conditions that are not applicable to private contracts or that expose us to higher levels of risk and potential liability than non-government contracts. Similarly, most jurisdictions have public procurement laws and reimbursement policies that set out rules and regulations for purchases and reimbursements by governmental entities. These jurisdictions may modify their laws, policies, rules, or regulations, or impose new requirements that could adversely affect our business. We are subject to investigation for non-compliance with the regulations governing government contracts, public procurement, and government reimbursements, when involved in such matters. A failure to comply with these regulations could result in suspension of these contracts; delayed or reduced payment; criminal, civil, or administrative penalties; contract termination; reputational harm that diminishes our ability to successfully compete for new government work; or debarment.

Additionally, our customers include hospitals, universities, healthcare providers, government agencies, and public and private research institutions. Many factors, including public policy spending priorities, available resources, and product and economic cycles, have a significant impact on the capital spending policies of these entities. Impasses in national, regional, or local government budgeting decisions, including as a result of a possible U.S. federal government shutdown, could lead to substantial delays or reductions in governmental spending. Many of our products have lengthy sales and purchase order cycles or are subject to competitive bidding or public tender processes. As a result, customers may delay or accelerate system purchases in conjunction with timing of their capital budget timelines or be unable to complete such purchases at all. Any of these risks could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

For contracts with the U.S. federal government, with certain exceptions, we must comply with the Federal Acquisition Regulation and applicable agency rules, the Procurement Integrity Act, the Buy American Act, and/or the Trade Agreements Act. Because the use of our products, services, and solutions is often reimbursed by the U.S. federal government through Medicare and Medicaid, we must comply with the AKS, the Sunshine Act, and the FCA. See "*We are subject to anti-kickback and false claims laws (including as these laws relate to off-label promotion of products) and failure to comply with these laws could adversely affect our business, including via sanctions and conditions on business activity.*" We must also comply with various other domestic and foreign government regulations and requirements as well as various statutes related to employment and labor practices, supply chain requirements, reporting and disclosure obligations, EH&S matters, recordkeeping, and accounting. Certain countries impose additional requirements on government suppliers as a prerequisite to doing business in the country. These can include, among other things, local headcount requirements, local manufacturing and supplier requirements, and technology or IP transfers.

China has a government-run procurement system for public hospitals to obtain medical devices (mainly high-value medical consumables) and drugs. The system for reimbursing the costs of these medical devices and drugs for patients is also set by the central and local governments. Distribution chains of these medical devices and drugs may be restricted in certain provinces by a policy that requires that at most two tax invoices may be issued throughout the distribution chain, which effectively prohibits sale of products through multi-layer distributors (even between wholly-owned subsidiaries). The continued existence, and any expansion and tightening, of this policy could present significant challenges for our relevant products to reach a larger geographic area in China. Failure to comply with this policy may preclude us from participating in the government-run procurement processes with public hospitals or result in our disqualification from engaging in respective medical device or product sales to public hospitals in a certain locality. These regulations and requirements affect how we transact business with our clients and, in some instances, impose additional costs and risks on our business operations for the relevant products.

Additionally, some governmental entities, including the U.S. federal government, can terminate contracts for their convenience or for our default. These governmental entities may also be subject to continued legislative funding approval. Early termination for convenience of one or more of our contracts, or a change in a government customer's funding levels, including as a result of a U.S. federal government shutdown, could impact our expected revenues. A termination for default of one or more of our contracts could subject us to penalties and damages resulting from the default, including costs for the governmental entity to reprocure the items under contract, in addition to other penalties previously listed.

The U.S. federal government could also invoke the Defense Production Act ("DPA"), requiring that we accept and prioritize contracts for materials deemed necessary for national defense, regardless of loss in revenue incurred on such contracts. In such circumstances, we may be required to reallocate time and resources away from our customers to fulfill U.S. federal government requests under the DPA. This could cause us to be unable to fulfill contractual obligations to non-U.S. federal government customers and harm long-term business relationships with our customers, suppliers, and channel partners, which could adversely affect our business. Additionally, we conduct business in many countries outside of the United States and, therefore, could be subject to similar laws and regulations imposed by governments of other countries. These laws or regulations could likewise cause us to be unable to fulfill contractual obligations or require us to reallocate time and resources, which could adversely affect our business.

We are also subject to government audits, investigations, and oversight proceedings. Efforts to ensure our business arrangements comply with applicable laws involve substantial costs. It is possible that governmental and enforcement authorities will conclude that our business practices do not comply with current or future laws and regulations. If any such actions are instituted against us, defense can be costly and time-consuming, and may require significant financial and personnel resources. If we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal, and administrative penalties, damages, disgorgement, monetary fines, individual imprisonment, possible exclusion from participation in certain government healthcare programs (including Medicare and Medicaid in the United States), contractual damages, reputational harm, diminished profits and future earnings, and curtailment or restructuring of our operations. In addition, any of our government contracts could be terminated or we could be suspended or debarred from all government contract work. We also possess dependencies on governments relative to workforce protocols and customs decisions due to events that are difficult to predict, such as pandemics and regional conflicts. Any of these risks could have a material adverse effect on our business, cash flows, financial condition, results of operations, or prospects.

We are exposed to risks associated with product liability claims that have been and may be brought against us or as a result of the actions or inactions of our customers or third parties that are outside of our control.

We design, manufacture, sell, install, and service a wide range of products, including products and related services that are at the cutting edge of existing technologies and medical advances. Our products are used by healthcare providers to diagnose, monitor, and treat a wide range of medical conditions. We are required to comply with the highest quality standards in product manufacturing, and quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving our offerings, and ensuring the safety and efficacy of our products. As a result, our business exposes us to potential product liability claims. We have been, and expect to continue to be, subject to lawsuits from customers and patients alleging that our products contributed to a personal injury, death, incorrect diagnosis, property damage, and/or that we allegedly did not appropriately warn the customer or patient of potential risks associated with the product. Even if these or similar claims are without merit, they can result in costly and time-consuming litigation. We may also be exposed to claims or regulatory action if our products do not conform or are alleged not to conform to applicable product or design specifications, labeling, or manufacturing requirements. Quality issues could result in warranty, guarantee, or other claims, including with respect to performance guarantees under service contracts. Even if such non-conformance has no actual impact on the quality of our products, we may be exposed to claims, regulatory actions, or negative press reports, or may be required to modify our products or their labeling, conduct a recall, or take other actions, any of which could adversely affect our reputation or our relationships with customers and users of our products.

Because some of our products, including radiopharmaceuticals, are involved in the intentional delivery of radiation to the human body and other situations where people may be exposed to radiation, including X-rays, the possibility for significant bodily injury or death exists for the intended or unintended recipient of the delivery. Our products are used to diagnose and treat acutely ill patients and at critical moments in the patient care continuum, and the failure (or alleged failure) of our products to perform as expected in such moments could compromise patient treatment, which, depending on the circumstances, could be life-threatening to patients.

Product and other liability actions, claims, or injunctions are subject to significant uncertainty and may be expensive, time-consuming, and disruptive to our operations. For these and other reasons, we may choose to settle product liability claims and other liability actions against us, regardless of their actual merit. If such action or injunction were finally determined adversely to us, it could result in significant damages and reputational harm, including the possibility of punitive damages, and our financial position could be adversely affected. Adverse publicity regarding patient outcomes, accidents, failure rates, misdiagnoses, and resulting mistreatment, even ones that do not involve our products, could result in additional regulation of our products or the healthcare industry in general, cause reputational harm, and adversely affect our ability to promote, manufacture, and sell our products, even if the claims against us are later shown to be unfounded or unsubstantiated.

Moreover, if our products gain a reputation for being unreliable, unsafe, or ineffective, our relationships with governmental authorities may be adversely affected, which could result in increased scrutiny by regulatory authorities. In addition, if one of our products is determined to be defective (whether due to design, labeling, or manufacturing defects, or other reasons), or found to be so by a regulatory authority, we may be liable for damages or fines or be required to correct, remove, or recall the product or notify competent regulatory authorities. See "*The U.S. FDA and equivalent global agencies tightly regulate and actively enforce the laws and regulations governing the development, authorization, and commercialization of medical devices and pharmaceutical products.*" The adverse publicity resulting from a recall could damage our reputation and cause customers to review and possibly terminate their relationships with us, potentially beyond the product that was the subject of the action. A correction, removal, or recall could consume management and employee time, and adverse publicity, harm to our reputation, or increased regulatory scrutiny could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

We maintain product liability insurance coverage, among other liability insurance coverage, which includes deductible amounts and self-insured retentions. Our insurance coverage may prove to be inadequate, and future policies may not be available on acceptable terms or in sufficient amounts, if at all. If a material claim is successfully brought against us relating to a self-insured liability or a liability that is in excess of our insurance coverage, or for which insurance coverage is denied or limited, we could be required to pay substantial damages, which could have a material adverse effect on our business results, financial position, cash flows, or prospects. Any litigation, investigation, or complaint and any adverse publicity surrounding such allegations or actions could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

Moreover, we may face substantial liability to patients, customers, and others for damages resulting from the faulty, or allegedly faulty, design, manufacture, installation, servicing, support, testing, or interoperability of our products with other products, or their misuse or failure. Our products generally operate within our customers' facilities and network systems. Human and other errors or accidents may occur during the operation of our products in complex environments, particularly where our products are used in conjunction with products from other vendors, where interoperability or data sharing protocols may result in unsatisfactory performance even though the equipment operates according to specifications. In addition, independent service organizations could fail to adequately perform their obligations or to properly service our products, which could subject us to further liability. We may also be subject to claims for property damage, economic loss, bodily injury, or death related to or resulting from the installation, servicing, and support of our products. Any accident, mistreatment, or related injury or death could cause us to incur legal costs; subject us to litigation, recall, or regulatory enforcement actions; or generate negative publicity and cause damage to our reputation, whether or not we or our products were at fault, and could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

We may become involved in litigation, arbitration, and governmental proceedings, including those stemming from third-party conduct beyond our control.

We are involved in, or threatened with, legal, arbitration, and governmental proceedings or investigations from time to time in the ordinary course of our business as well as heightened scrutiny in the healthcare industry, including disputes with employees, competitors, customers, suppliers, channel partners, competition authorities, regulators, other authorities, purported whistle-blowers, or regulatory agencies concerning allegations of, among other things, breaches of contract, product liability, product defects, IP infringement, logistics or manufacturing related topics, quality regulations, EH&S or employment issues, termination of business relationship, or alleged or suspected violations of applicable laws in various jurisdictions. The outcome of pending or potential future legal, arbitration, and governmental proceedings is difficult to predict, and excessive verdicts do occur. If such proceedings are determined adversely to us, we may be required to change our business practices or we may incur fines, penalties, or monetary losses, some of which may be significant or could disrupt the operation of our business. Exposure to litigation or other government action, whether directed at us; our customers, suppliers, or channel partners; or our or their respective business partners, could also result in the distraction of management resources and adversely affect our reputation, which could have a material adverse effect on our business results, cash flows, financial condition, or prospects. Like other companies in our industry, we are subject to investigations and extensive regulation by government agencies around the world. As a result, we have interactions with government agencies on an ongoing basis. Criminal charges and substantial fines or civil penalties, as well as limitations on our ability to conduct business in applicable jurisdictions, could result from government investigations.

Developments following regulatory authorization, including results in post-approval device or pharmaceutical Phase 4 trials or other studies, could adversely affect sales or decrease demand for our medical devices or pharmaceutical products.

As a condition to granting marketing authorization of a medical device or pharmaceutical product, the FDA may require a company to conduct additional clinical trials or surveillance studies. The outcomes of these post-market trials could result in the loss of marketing authorization, changes in product labeling, or new or increased concerns about the safety or efficacy of a product. Regulatory agencies in countries outside of the United States often have similar authority and may impose comparable requirements. Post-marketing studies, whether conducted by us or by others, and whether mandated by regulatory agencies or voluntary, and other emerging data about marketed products, such as adverse event reports, may also adversely affect the availability or commercial potential of our products. Further, the discovery of significant problems with a product similar to one of our products that implicate (or are perceived to implicate) an entire class of products could have an adverse effect on the availability or commercial potential of the affected products. Accordingly, new data about our products, or products similar to our products, could negatively impact demand for our products due to real or perceived safety issues or uncertainty regarding efficacy and, in some cases, could result in updated labeling, restrictions on use, product withdrawal, or recall. Any of these risks could have a material adverse effect on our business results, cash flows, financial condition, or prospects.

Our certificate of incorporation provides that certain courts in the State of Delaware or the federal district courts of the United States will be the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery located within the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee, agent, or stockholder to us or our stockholders; any action asserting a claim arising pursuant to the DGCL, the certificate of incorporation, or the bylaws; or any action asserting a claim governed by the internal affairs doctrine. However, if the Court of Chancery within the State of Delaware lacks jurisdiction over such action, the action may be brought in another court of the State of Delaware or, if no court of the State of Delaware has jurisdiction, then in the United States District Court for the District of Delaware. Additionally, our certificate of incorporation states that the foregoing provision will not apply to claims arising under the Securities Act of 1933, as amended (the "Securities Act"). Unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of

America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. The exclusive forum provisions will be applicable to the fullest extent permitted by applicable law, subject to certain exceptions. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provisions will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. There is, however, uncertainty as to whether a court would enforce the exclusive forum provisions, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and, to the fullest extent permitted by law, to have consented to the provisions of our certificate of incorporation described above. The choice of forum provision may result in increased costs for investors to bring a claim. Further, the choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, other employees, or stockholders, which may discourage such lawsuits against us and our directors, officers, other employees, or stockholders. However, the enforceability of similar forum provisions in other companies' certificates of incorporation has been challenged in legal proceedings. If a court were to find the exclusive choice of forum provision contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions.

RISKS RELATING TO FINANCING AND CAPITAL MARKETS ACTIVITIES.

Complying with our requirements under our debt instruments could adversely affect our business, results of operations, cash flows, and financial condition.

We have $8,951 million of borrowings outstanding as of December 31, 2024, and we may incur additional indebtedness in the future. Our existing debt, together with any additional indebtedness that we may incur, could have important consequences, including, but not limited to, requiring a portion of our cash flow from operations to make principal and interest payments, limiting our flexibility in planning for, or reacting to, changes in our business and industry, and limiting our ability to borrow additional funds as needed to take advantage of business opportunities as they arise, pay cash dividends, or repurchase our common stock.

The debt instruments that comprise our indebtedness may contain restrictive covenants that may limit our ability to engage in activities that may be in our long-term best interest. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of substantially all of our debt. To the extent that we incur additional indebtedness, the risks described above could increase.

Our ability to make payments on and to refinance our indebtedness, as well as any future debt that we may incur, will depend on our ability to generate cash from operations, financings, or asset sales. Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory, and other factors that are beyond our control. Additionally, a substantial portion of our total consolidated cash is held overseas and may not be efficiently accessible to fund our debt obligations, which are primarily held in the United States.

We have significant postretirement benefit liabilities, including pension, healthcare, and life insurance benefit obligations, and the actual costs and related cash flows of these obligations are uncertain and could exceed current estimates.

These net liabilities arise under multiple retirement benefit plans and statutory obligations in various countries. Most of the liabilities arise under pension plans, including defined benefit pension plans, either funded with plan assets (partially or fully) or unfunded. Increases in pension, healthcare, and life insurance benefit obligations and costs could have a material adverse effect on our earnings, cash flows, and financial condition.

Our results of operations may be positively or negatively affected by the amount of income or expense we record for our defined benefit pension plans. U.S. Generally Accepted Accounting Principles ("U.S. GAAP") require that we calculate income or expense for the plans using actuarial valuations, which reflect assumptions about financial markets, interest rates, and the expected long-term rate of return on plan assets. We are also required to make an annual measurement of plan assets and liabilities, which may result in a significant reduction or increase in equity. The factors that impact our pension calculations are subject to financial market volatility, and future decreases in the discount rate or low returns on plan assets can adversely impact our financial results and financial condition. Any of these factors could have a material adverse effect on our business results, cash flows, financial condition, or prospects. Furthermore, accounting standards and legal conditions governing our pension obligations are subject to changes in applicable legislation, regulations, or case law. We cannot provide any assurance that we will not incur new or more extensive pension obligations in the future due to such changes. For a discussion regarding how our financial statements have been and can be affected by our pension and healthcare benefit obligations, see Note 10, "Postretirement Benefit Plans" to the financial statements included elsewhere in this Annual Report on Form 10-K.

Changes in foreign currency exchange rates, equity prices, and interest rates, and unfavorable changes in economic conditions or uncertainties that affect the capital markets could adversely affect our financial performance.

We generate the majority of our revenue outside of the United States. Fluctuations in the value of foreign currencies relative to the U.S. dollar ("USD") could adversely affect our financial results. As of the year ended December 31, 2024, our largest currency exposures are the Euro, Chinese Renminbi, Japanese Yen, Norwegian Krone, and British Pound Sterling. Revenues and expenses of our non-U.S. businesses are translated into USD for financial reporting purposes, and fluctuations in the value of foreign currencies against the USD impact reported earnings. In addition, our assets and liabilities denominated in foreign currencies can also be impacted by changes in foreign currency exchange rates against the USD, which could result in exchange gains or losses from revaluation. We also face foreign exchange rate risk from our investments in subsidiaries owned and operated in foreign countries. Furthermore, foreign exchange hedging activities do not offer permanent or comprehensive protection, appropriate hedging instruments may not always be available or may be prohibitively costly, or we might not be successful in effectively mitigating such exposures.

Equity prices can be volatile. The prices of our common stock and equity investments have fluctuated and could fluctuate in the future, which could impact the long-term performance of the investments we hold, the value of equity compensation awards we grant, the value of plan assets held in our pension plans, and, as a result, our financial performance.

We are also exposed to volatility due to changes in interest rates, which primarily impacts our borrowings, postretirement assets and liabilities, and investments. Changes in interest rates may impact the fair value of our fixed interest rate borrowings, the cash flows associated with our variable interest rate borrowings, and the valuation of our postretirement assets and liabilities, which may directly or indirectly impact our earnings or our cash flows, and the cash flows associated with our investments. Refer to Part II, Item 7A, "Quantitative and Qualitative Disclosures about Market Risk" for further information.

Additionally, our future capital requirements will depend on many factors, including operating requirements, acquisitions, and the need to refinance existing debt. Our exposure to changes in interest rates and our ability to access the money markets and capital markets on terms that are favorable to us, or at all, could be impeded if market conditions are not favorable. This could impact our ability to issue additional debt or enter into other financing arrangements on acceptable terms. Furthermore, changes in credit ratings issued by nationally recognized credit rating agencies could also adversely affect our access to and cost of financing. Higher borrowing costs or the inability to access capital markets could adversely affect our ability to support future growth and operating requirements. As a result, we may be compelled to take additional measures to preserve our cash flow, including through the reduction of operating expenses or suspension of dividend payments.

Future material impairments in the value of our long-lived assets, including goodwill, could adversely affect our business.

We review our long-lived assets, including identifiable intangible assets, goodwill, and property, plant, and equipment ("PP&E"), for impairment at least annually. All long-lived assets are reviewed when there is an indication that impairment may have occurred. Changes in market conditions or other changes in the outlook of value may lead to impairment charges in the future. In addition, we may sell assets that we determine are not critical to our strategy. Future events or decisions may lead to asset impairments or related charges. Certain non-cash impairments may result from a change in our strategic goals, business direction, or other factors relating to the overall business environment. Material impairment charges could negatively affect our results of operations and financial condition.

GENERAL RISKS.

Certain of our directors and employees may have actual or potential conflicts of interest because of their financial interests in GE or because of their previous or continuing positions with GE.

Because of their current or former positions with GE, certain of our executive officers and directors own equity interests in both us and GE. Continuing ownership of GE shares and equity awards could create, or appear to create, potential conflicts of interest if we and GE face decisions that could have implications for both us and GE. For example, potential conflicts of interest could arise in connection with the resolution of any dispute between us and GE regarding the terms of the agreements governing the Spin-Off and our relationship with GE. Potential conflicts of interest may also arise out of any commercial arrangements that we or GE may enter into in the future.

Certain provisions in our certificate of incorporation, bylaws, and Delaware law may discourage takeovers and limit the power of our stockholders.

Several provisions of our certificate of incorporation, bylaws, and Delaware law may discourage, delay, or prevent a merger or acquisition. These include, among others, provisions that (1) establish advance notice requirements for stockholder nominations and proposals; (2) limit the ability of stockholders to call special meetings or act by written consent; (3) provide the Board the right to issue shares of preferred stock without stockholder approval; and (4) provide for the ability of our directors, and not stockholders, to fill vacancies on the Board (including those resulting from an enlargement of the Board). In addition, we are subject to Section 203 of the Delaware General Corporation Law ("DGCL"), which could have the effect of delaying or preventing a change of control that stockholders may favor.

These and other provisions of our certificate of incorporation, bylaws, and Delaware law, as well as the restrictions in our Tax Matters Agreement, may discourage, delay, or prevent certain types of transactions involving an actual or a threatened acquisition or change in control of GE HealthCare, including unsolicited takeover attempts, even though the transaction may offer our stockholders the opportunity to sell their shares of our common stock at a price above the prevailing market price. Our Board believes these provisions will protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with the Board and by providing the Board with more time to assess any acquisition proposal. These provisions will apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that the Board determines is not in our and our stockholders' best interests.

We or GE may fail to perform under various transaction agreements executed as part of the Spin-Off.

In connection with the Spin-Off, we and GE entered into various transaction agreements related to the Spin-Off. These agreements govern our relationship with GE and we rely on GE to satisfy its performance obligations under these agreements. If we or GE do not satisfy our respective obligations under these agreements, including indemnification obligations, our business, results of operations, cash flows, and financial condition could be adversely affected.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

CYBERSECURITY RISK MANAGEMENT.

GE HealthCare employs practices, processes, and procedures to proactively and comprehensively manage risks, including risks related to cybersecurity, through its enterprise risk management ("ERM") program. We aim to identify material cybersecurity risks via multiple strategies, including user and external reporting, audit and assessment activities, and technology programs. We utilize risk identification and risk mitigation strategies.

- Risk identification begins with understanding the devices and equipment in use across the company, including laptops and other data devices, industrial equipment and machinery, and associated risks related to the use of those devices and equipment.

- Risk mitigation entails protecting our data and operational systems via a system of controls. We monitor and collect data about the devices and users that touch our network resources, reviewing this data for anomalies. When we identify anomalies, we investigate to determine if the anomaly represents a threat. We have a process to contain and remediate identified threats. As discussed further below, we have incident response processes in place to utilize in case of threats or incidents. We conduct regular crisis simulations.

Our processes also address cybersecurity threat risks associated with our use of third-party service providers, including those in our supply chain or who have access to our customer and employee data or our systems. Third-party risks are included within our ERM assessment program as well as our cybersecurity-specific risk identification program, as discussed above. In addition, cybersecurity considerations affect the selection and oversight of our third-party service providers. We perform diligence on third parties that have access to our systems, data, or facilities that house such systems or data, and monitor cybersecurity threat risks identified through such diligence.

We have a dedicated team of cyber professionals who report to our Chief Information Security Officer ("CISO"). This team publishes information technology and security policies, measures compliance, and operates a program to mitigate risks and threats. Our risk mitigation activities include network segmentation, cyber protection and containment, detection and reaction, and recovery. This team operates to decrease the risk of cyber incidents having a material impact. We measure our programs against the National Institute of Standards and Technology Cyber Security Framework and regularly test our controls and incident response plans.

We maintain incident response plans that guide our activities in preparing for, detecting, responding to, and recovering from cybersecurity incidents. These plans cover the range of activities we undertake in connection with responding to cybersecurity incidents, including assessment, investigation, containment, remediation, and mitigation, as well as compliance with legal obligations including any necessary regulatory reporting.

As part of these processes, we regularly engage with assessors, consultants, auditors, and other third parties to review our cybersecurity program to help identify areas for continued focus, improvement, and compliance.

To date, the Company is not aware of any cybersecurity incident that has had or is reasonably likely to have a material impact on the Company, including its business strategy, results of operations, or financial condition. However, despite our security measures, there can be no assurance that the Company, or the third parties with which we interact, will not experience a cybersecurity incident in the future that may materially affect us. We describe whether and how cybersecurity-related risks could materially affect our business in item 1A. "Risk Factors" under the heading *"Increased cybersecurity requirements, vulnerabilities, threats, and more sophisticated and targeted cyber crimes pose a risk to our systems, networks, products, solutions, services, and data, as well as our reputation, which could adversely affect our business."*

CYBERSECURITY GOVERNANCE.

Cybersecurity is an important part of our risk management processes and an area of focus for our Board and management. The Audit Committee of our Board is responsible for the oversight of cybersecurity-related risks. The Audit Committee regularly receives reports from management on our cybersecurity threat risk management and strategy processes, including on topics such as our data security posture, results from third-party assessments, progress towards pre-determined risk-mitigation-related goals, incident response plans, and cybersecurity threat risks or incidents and developments, as well as the steps management has taken to respond to these risks. The Audit Committee received reports from our Chief Information Officer ("CIO") and/or CISO five times in 2024.

Our cybersecurity risk management and strategy processes, which are discussed in greater detail above, are led by our CISO. The CISO works closely with the CIO, Chief Privacy Officer ("CPO"), and other members of the legal team who report to the General Counsel, to review the cybersecurity program while monitoring global data protection regulations and cyber security laws. The CISO, CIO, and CPO, collectively, have over 35 years of work experience in various roles involving managing information security, developing cybersecurity strategy, and implementing effective information and cybersecurity programs. Our CISO is currently a board member for the National Technology Security Coalition, a non-profit, non-partisan trade association serving as the voice of CISOs to help improve national cybersecurity and has served on the board of advisors of many security technology companies.

ITEM 2. PROPERTIES

GE HealthCare is a global organization with major centers in or near Chicago, Milwaukee, Paris, Bangalore, and Shanghai, and is headquartered in Chicago, Illinois. We own or lease over 300 facilities around the world excluding third-party logistics sites. We have 43 manufacturing facilities, of which 30 are owned. We have 15 manufacturing facilities located in the United States and 28 located outside of the United States, including in China, India, Israel, Mexico, Brazil, Austria, Denmark, France, Germany, Ireland, the Netherlands, Norway, Sweden, Finland, South Korea, and Japan. Many of these facilities serve more than one business line and may be used for multiple purposes, such as administration, sales, research, manufacturing, warehousing, service, and distribution. We consider our facilities suitable and adequate for the purposes for which they are used and do not anticipate difficulty in renewing existing leases as they expire or in finding alternative facilities.

ITEM 3. LEGAL PROCEEDINGS

Information on material pending legal proceedings is incorporated herein by reference to the information set forth in Note 14, "Commitments, Guarantees, Product Warranties, and Other Loss Contingencies" to the financial statements included elsewhere in this Annual Report on Form 10-K.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II
ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

PRINCIPAL MARKET.

The principal market on which GE HealthCare's common stock is traded is The Nasdaq Stock Market LLC ("Nasdaq") under the symbol "GEHC".

A "when issued" trading market for GE HealthCare's common stock began on Nasdaq on December 16, 2022, and "regular way" trading of GE HealthCare's common stock began on January 4, 2023. Prior to December 16, 2022 there was no public market for GE HealthCare's common stock.

STOCKHOLDERS.

There were 189,289 stockholders of record of GE HealthCare common stock as of February 6, 2025.

DIVIDENDS.

We declared and paid a quarterly dividend of $0.03 per share to our stockholders of record for the first, second, and third quarter of 2024. In the fourth quarter of 2024, we declared a dividend of $0.035 per share to be paid in the first quarter of 2025.

The timing, declaration, amount, and payment of future dividends to stockholders, if any, will fall within the discretion of the Board of Directors taking into consideration matters such as the capital needs of GE HealthCare and opportunities to retain future earnings for use in the operation of our business and to fund future growth.

STOCK PERFORMANCE GRAPH.

The following graph compares the total return on the Company's common stock for the last 24 months with the Standard & Poor's 500 ("S&P 500") and S&P 500 Healthcare indices. The graph assumes $100 was invested in each of these indices on the first day of "regular way" trading for our common stock, and that all dividends were reinvested.



ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Part II. Financial Information
Index

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial results should be read in conjunction with the consolidated and combined financial statements and corresponding notes (the "financial statements") included elsewhere in this Annual Report on Form 10-K. The following discussion and analysis provide information management believes to be relevant to understanding the financial results of GE HealthCare Technologies Inc. and its subsidiaries ("GE HealthCare," the "Company," "our," "us," or "we") for the years ended December 31, 2024, 2023, and 2022. This discussion contains forward-looking statements that are based upon current expectations and are subject to uncertainty and changes in circumstances; see "Forward-Looking Statements." Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed below and elsewhere in this Annual Report on Form 10-K, and particularly in Item 1A, "Risk Factors."

On January 3, 2023, the General Electric Company, which now operates as GE Aerospace ("GE"), completed the spin-off of GE HealthCare Technologies Inc. (the "Spin-Off"). For further information regarding the Spin-Off, refer to Note 1, "Organization and Basis of Presentation."

The following tables are presented in millions of United States ("U.S.") dollars unless otherwise stated, except for per-share amounts which are presented in U.S. dollars. Certain columns and rows may not sum due to the use of rounded numbers. Percentages presented are calculated from the underlying whole-dollar amounts, and unless otherwise stated, represent changes year-over-year.

Effective July 1, 2024, Image Guided Therapies, previously part of the Imaging segment, was realigned to the Ultrasound segment to better match its clinical usage and realize stronger business and customer impact by providing the right image guidance in the right care setting. The Ultrasound segment was subsequently renamed Advanced Visualization Solutions ("AVS"). Following this realignment, the Company continues to have four reportable segments: Imaging, Advanced Visualization Solutions, Patient Care Solutions ("PCS"), and Pharmaceutical Diagnostics ("PDx"). These segments have been identified based on the nature of the products sold and how the Company manages its operations. Historical segment financial information presented within this report has been recast to conform to the new reportable segments structure. For additional information on the nature of our business and our segments, refer to Item 1, "Business" and Note 4, "Segment and Geographical Information."

TRENDS AND FACTORS IMPACTING OUR PERFORMANCE

We believe that our performance and future success depend on a number of factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and particularly in Item 1A, "Risk Factors."

KEY TRENDS AFFECTING RESULTS OF OPERATIONS.

Russia and Ukraine Conflict
We had $162 million and $153 million of assets in, or directly related to, Russia and Ukraine as of December 31, 2024 and December 31, 2023, respectively, none of which are subject to sanctions that impact the carrying value of the assets. We generated revenues of $363 million, $340 million, and $395 million from customers in these two countries for the years ended December 31, 2024, 2023, and 2022, respectively. The potential inability to repatriate earnings from these two countries will not have a material impact on our ability to operate.

We continue to monitor the effects of Russia's invasion of Ukraine, including the consideration of financial impact, cybersecurity risks, the applicability and effect of sanctions, and the employee base in Ukraine and Russia. Under the current U.S. Department of Commerce regulations, we are permitted to export, re-export, or transfer medical equipment and spare parts that meet stated criteria under a License Exception, which has eliminated the need for us to obtain individual U.S. licenses in most cases; however, licenses still may be needed for some transactions. The European Union and other countries have also expanded licensing requirements for certain spare parts, services, software, and other items. We will continue to apply for licenses to supply to these customers and to support our business in Russia, as required. The implementation of these measures affected our ability to supply customers in Russia during the years ended December 31, 2024 and 2023 and will continue to do so as we confirm applicability of the U.S. License Exception to our transactions and continue to obtain licenses. There is no guarantee we will obtain all of the licenses for which we applied, that any approvals we obtain will be on a timely basis, or that our business in Russia will not be further disrupted due to evolving legal or operational considerations. The Board, together with management, will continue to assess whether developments related to the conflict have had, or are reasonably likely to have, a material impact on the Company.

China Market
We continue to monitor developments in the market in China. In March 2024, the government in China announced a new stimulus program ("2024 stimulus") that includes the healthcare sector and is being implemented through China's provinces. In addition, an anti-corruption campaign directed at the healthcare sector remains ongoing. Both of these factors contributed to delayed orders and sales in our China business throughout 2024. We expect the 2024 stimulus program will result in opportunities for our business in China in the longer term, but it has had a short-term impact as provinces develop and announce their plans and customers begin to make purchasing decisions. We expect the effects of the delay in the 2024 stimulus and the anti-corruption campaign to continue to impact our orders and sales in the near term, although we are unable to predict the exact duration or magnitude of the impact. We expect both of these impacts to be temporary, and we believe the focus of government policy in China on expanding access to healthcare will benefit our business in China in the long term.

Tariffs
In February 2025, the United States imposed additional tariffs on products from China. These tariffs, and any future tariffs, including on products from Mexico or Canada, by the United States or other countries, will likely result in additional costs to us. The impact of tariffs will depend on various factors including the timing, amount, scope, and nature of the tariffs, and any mitigating actions we implement.

Tax Valuation Allowances
Deferred income tax assets represent amounts available to reduce income taxes payable on taxable income in future years. We evaluate the recoverability of these future tax deductions and credits by evaluating all available positive and negative evidence. We have a valuation allowance against certain U.S. and foreign deferred tax assets and will release the valuation allowance when there is sufficient positive evidence to support a conclusion that it is more likely than not the deferred tax assets will be realized. For additional information regarding our income taxes, see Note 11, "Income Taxes."

Seasonality
Our revenues and operating profits vary from quarter to quarter. Financial results in the fourth quarter have historically been higher than in other quarters due to the spending patterns of our customers.

OPERATION AS A STAND-ALONE COMPANY.

Financial Presentation Under GE Ownership
GE HealthCare utilized allocations and carve-out methodologies through the date of the Spin-Off to prepare historical combined financial statements. The combined financial statements herein for periods prior to the Spin-Off may not be indicative of our future performance, do not necessarily include the actual expenses that would have been incurred by us, and may not reflect our results of operations, financial position, and cash flows had we been a separate, stand-alone company during the historical periods presented. For additional information, see Note 1, "Organization and Basis of Presentation."

Stand-Alone Company Expenses
As a result of the Spin-Off, we are subject to federal and state securities laws and stock exchange requirements. We have established additional procedures and practices as a stand-alone public company. As a result, we have and will continue to incur additional costs related to external reporting, internal audit, treasury, investor relations, Board of Directors and officers, and stock administration.

Compensation
We have instituted competitive compensation policies and programs as an independent public company. The expense for these policies and programs increased from the compensation expense allocated by GE in years prior to the Spin-Off, driven primarily by higher cash and stock compensation to retain employees and align more closely with industry peers.

SUMMARY OF KEY PERFORMANCE MEASURES

Management reviews and analyzes several key performance measures including Total revenues, Operating income, Net income attributable to GE HealthCare, Earnings per share, and Cash from (used for) operating activities. Management also reviews and analyzes Organic revenue*, Adjusted earnings before interest and taxes* ("Adjusted EBIT*"), Adjusted net income*, Adjusted tax expense*, Adjusted effective tax rate* ("Adjusted ETR*"), Adjusted earnings per share*, and Free cash flow*, which are non-GAAP financial measures. These measures are reviewed and analyzed in order to evaluate our business performance, identify trends affecting our business, allocate capital, and make strategic decisions, including those discussed below. See "Results of Operations" and "Liquidity and Capital Resources" below for further discussion on our key performance measures.

The non-GAAP financial measures should be considered along with the most directly comparable U.S. GAAP financial measures. Definitions of these non-GAAP financial measures, a discussion of why we believe they are useful to management and investors as well as certain of their limitations, and reconciliations to their most directly comparable U.S. GAAP financial measures are provided below under "Non-GAAP Financial Measures."

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*Non-GAAP Financial Measure

RESULTS OF OPERATIONS

The following tables set forth our results of operations for each of the periods presented.

Consolidated and Combined Statements of Income	For the years ended December 31		
	2024	2023	2022
Sales of products	$ 13,075	$ 13,127	$ 12,044
Sales of services	6,597	6,425	6,297
Total revenues	**19,672**	**19,552**	**18,341**
Cost of products	8,271	8,465	7,975
Cost of services	3,196	3,165	3,187
Gross profit	**8,205**	**7,922**	**7,179**
Selling, general, and administrative	4,269	4,282	3,631
Research and development	1,311	1,205	1,026
Total operating expenses	**5,580**	**5,487**	**4,657**
Operating income	**2,625**	**2,435**	**2,522**
Interest and other financial charges – net	504	542	77
Non-operating benefit (income) costs	(406)	(382)	(5)
Other (income) expense – net	(55)	(86)	(62)
Income from continuing operations before income taxes	**2,581**	**2,361**	**2,512**
Benefit (provision) for income taxes	(531)	(743)	(563)
Net income from continuing operations	**2,050**	**1,618**	**1,949**
Income (loss) from discontinued operations, net of taxes	—	(4)	18
Net income	**2,050**	**1,614**	**1,967**
Net (income) loss attributable to noncontrolling interests	(57)	(46)	(51)
Net income attributable to GE HealthCare	$ **1,993**	$ **1,568**	$ **1,916**

TOTAL REVENUES.

Revenues by Segment	For the years ended December 31						
	2024	2023	2022	2024 vs. 2023 % change	2023 vs. 2022 % change	2024 vs. 2023 % organic* change	2023 vs. 2022 % organic* change
Segment revenues							
Imaging	$ 8,855	$ 8,944	$ 8,395	(1)%	7%	(1)%	8%
AVS	5,131	5,094	5,012	1%	2%	1%	3%
PCS	3,125	3,142	2,916	(1)%	8%	—%	8%
PDx	2,508	2,306	1,958	9%	18%	9%	18%
Other[1]	52	66	60				
Total revenues	$ **19,672**	$ **19,552**	$ **18,341**	**1%**	**7%**	**1%**	**8%**

(1) Financial information not presented within the reportable segments, shown within the Other category, represents HealthCare Financial Services which does not meet the definition of an operating segment.

Revenues by Region	For the years ended December 31				
	2024	2023	2022	2024 vs. 2023 % change	2023 vs. 2022 % change
United States and Canada ("USCAN")	$ 8,981	$ 8,551	$ 8,130	5%	5%
Europe, the Middle East, and Africa ("EMEA")	5,051	5,058	4,684	—%	8%
China region	2,360	2,785	2,531	(15)%	10%
Rest of World	3,280	3,158	2,996	4%	5%
Total revenues	$ **19,672**	$ **19,552**	$ **18,341**	**1%**	**7%**

*Non-GAAP Financial Measure

For the year ended December 31, 2024

Total revenues were $19,672 million, growing 1% or $120 million. The reported growth was largely due to Sales of services increasing 3% or $172 million primarily driven by increased pricing.

The segment revenues were as follows:

- Imaging segment revenues were $8,855 million, decreasing 1% or $89 million, following high single-digit revenue growth in the prior year, with current year impacts from lower sales volume in China and unfavorable foreign currency impacts;

- AVS segment revenues were $5,131 million, growing 1% or $37 million with an increase in sales volume in USCAN partially offset by lower sales volume in China and unfavorable foreign currency impacts;

- PCS segment revenues were $3,125 million, decreasing 1% or $17 million primarily due to decreased volume in the Monitoring Solutions product line following growth in the prior year and unfavorable foreign currency impacts, partially offset by increased volume in the Maternal Infant Care product line; and

- PDx segment revenues were $2,508 million, growing 9% or $202 million with growth in the USCAN and EMEA regions driven by growth in volume, an increase in price, and new product introductions.

The regional revenues were as follows:

- USCAN revenues were $8,981 million, growing 5% or $430 million with growth across all segment revenues;

- EMEA revenues were $5,051 million, flat to the prior year, following high single-digit growth in the prior year, with growth in PDx revenues largely offset by decreases in Imaging and PCS revenues;

- China region revenues were $2,360 million, decreasing 15% or $425 million with declines in all segment revenues following double-digit growth in the prior year due to the impact from the 2022 COVID stimulus programs, and current year sales impacted by the delayed 2024 stimulus and the ongoing anti-corruption campaign; and

- Rest of World revenues were $3,280 million, growing 4% or $122 million with growth in all segment revenues, partially offset by unfavorable foreign currency impacts.

For the year ended December 31, 2023

Total revenues were $19,552 million, growing 7% or $1,211 million as reported and 8% organically*. The reported growth was primarily due to Sales of products growing 9% or $1,083 million as reported, with growth across all segments.

The segment revenues were as follows:

- Imaging segment revenues were $8,944 million, growing 7% or $549 million as reported due to an increase in Organic revenue*, partially offset by unfavorable foreign currency impacts. Organic revenue* grew 8% primarily due to growth in Magnetic Resonance and MI/CT product lines, due to supply chain fulfillment improvements, new product introductions, and an increase in price;

- AVS segment revenues were $5,094 million, growing 2% or $82 million as reported due to an increase in Organic revenue*, partially offset by unfavorable foreign currency impacts. Organic revenue* grew 3% primarily due to growth in the CardioVascular and Interventional Solutions product line due to new product introductions, an increase in price, and supply chain fulfillment improvements;

- PCS segment revenues were $3,142 million, growing 8% or $226 million due to growth in Monitoring Solutions and Consumables and Services product lines driven by an increase in price and operational improvements; and

- PDx segment revenues were $2,306 million, growing 18% or $348 million with growth across all regions due to an increase in price and improved demand.

The regional revenues were as follows:

- USCAN revenues were $8,551 million, growing 5% or $421 million due to growth in PCS, PDX, and Imaging revenues;

- EMEA revenues were $5,058 million, growing 8% or $374 million due to growth in Imaging and PDx revenues;

- China region revenues were $2,785 million, growing 10% or $254 million due to growth across all segment revenues, partially offset by unfavorable foreign currency impacts; and

- Rest of World revenues were $3,158 million, growing 5% or $162 million due to growth in PDx, Imaging, and AVS revenues, partially offset by unfavorable foreign currency impacts.

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*Non-GAAP Financial Measure

OPERATING INCOME, NET INCOME ATTRIBUTABLE TO GE HEALTHCARE, ADJUSTED EBIT*, AND ADJUSTED NET INCOME*.

	2024	% of Total revenues	2023	% of Total revenues	2022	% of Total revenues	2024 vs. 2023 % change	2023 vs. 2022 % change
			For the years ended December 31					
Operating income	$ 2,625	13.3%	$ 2,435	12.5%	$ 2,522	13.8%	8%	(3)%
Net income attributable to GE HealthCare	1,993	10.1%	1,568	8.0%	1,916	10.4%	27%	(18)%
Adjusted EBIT*	3,211	16.3%	2,956	15.1%	2,861	15.6%	9%	3%
Adjusted net income*	2,060	10.5%	1,797	9.2%	2,103	11.5%	15%	(15)%

For the year ended December 31, 2024

Operating income was $2,625 million, an increase of $190 million and 90 basis points as a percent of Total revenues. The increase was due to the following factors:

- Gross profit increased $283 million or 120 basis points as a percent of Total revenues primarily due to a reduction in Cost of products sold. Cost of products sold decreased $194 million or 120 basis points as a percent of Sales of products. The decrease as a percent of sales was driven by cost productivity, favorable mix within our product offerings, and an increase in pricing of our products, partially offset by cost inflation. Cost of services sold increased $31 million but decreased 80 basis points as a percent of Sales of services. The decrease as a percent of sales was driven by cost productivity and an increase in pricing of our service offerings, partially offset by cost inflation. Included in our total cost of revenue as part of our product investment was $405 million in engineering costs for design follow-through on new product introductions and product lifecycle maintenance subsequent to the initial product launch, compared to $438 million for the prior year comparable period; and

- Total operating expenses increased $93 million, with an increase in R&D investments of $106 million and a decrease in Selling, general, and administrative ("SG&A") expense of $13 million primarily driven by cost saving initiatives, including information technology, largely offset by increased restructuring spend. As a result, R&D as a percentage of Total revenues increased by 50 basis points and SG&A as a percentage of Total revenues decreased by 20 basis points.

Net income attributable to GE HealthCare and Net income margin were $1,993 million and 10.1%, an increase of $425 million and 210 basis points, respectively, primarily due to the following factors:

- Operating income increased $190 million, as discussed above;

- Interest and other financial charges – net decreased $38 million primarily driven by repayments made on the Term Loan Facility;

- Non-operating benefit income increased $24 million primarily related to the amortization of net gains on our pension plans;

- Other income – net decreased $31 million primarily driven by favorable impacts from Net financing and investment income in the prior year driven by impacts from the revaluation of investments; and

- Provision for income taxes decreased $212 million primarily due to the release of the France valuation allowance partially offset by the establishment of a reserve for ongoing audits in France. In the prior year, there were larger non-recurring impacts from the Tax Matters Agreement with GE as well as an incremental charge for the accrual of withholding and other foreign taxes due upon future distribution of earnings. For additional detail regarding our income taxes, see Note 11, "Income Taxes."

Adjusted EBIT* and Adjusted EBIT margin* were $3,211 million and 16.3%, an increase of $255 million and 120 basis points, respectively, primarily due to an increase in Gross profit, partially offset by investment in R&D.

Adjusted net income* was $2,060 million, an increase of $263 million primarily due to an increase in Gross profit and lower Interest and other financial charges – net, partially offset by investment in R&D.

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*Non-GAAP Financial Measure

For the year ended December 31, 2023

Operating income was $2,435 million, a decrease of $87 million and 130 basis points as a percent of Total revenues. The decrease as a percent of Total revenues was due to the following factors:

- Cost of products sold increased $490 million but decreased 170 basis points as a percent of Sales of products. The decrease as a percent of sales was driven by cost productivity and an increase in pricing of our products, partially offset by cost inflation. Cost of services sold decreased $22 million or 130 basis points as a percent of Sales of services. The decrease as a percent of sales was driven by cost productivity and an increase in pricing of our service offerings, partially offset by cost inflation. Included in our total cost of revenue as part of our product investment was $438 million in engineering costs for design follow-through on new product introductions and product lifecycle maintenance subsequent to the initial product launch, compared to $429 million for the prior year comparable period; and

- Total operating expenses increased $830 million due to an increase in SG&A expense of $651 million driven by increased costs associated with both the one-time stand-up and recurring operations of a stand-alone company and commercial and marketing investments and an increase in R&D investments of $179 million. As a result, SG&A as a percentage of Total revenues increased by 210 basis points and R&D as a percentage of Total revenues increased by 60 basis points.

Net income attributable to GE HealthCare and Net income margin were $1,568 million and 8.0%, a decrease of $348 million and 240 basis points, respectively, primarily due to the following factors:

- Operating income decreased $87 million, as discussed above;

- Interest and other financial charges – net increased $465 million primarily due to interest expense related to the debt securities issued by GE HealthCare in November of 2022 and the Term Loan Facility drawn upon in January of 2023;

- Non-operating benefit income increased $377 million primarily related to the pension plans transferred to GE HealthCare as part of the Spin-Off; and

- Provision for income taxes increased $180 million primarily due to the tax effect of foreign currency movement, the impact of the Tax Matters Agreement, including the effect of completing the 2022 U.S. federal tax return, taxes accrued for the future repatriation of current earnings with a one-time charge for prior period earnings of certain of our foreign subsidiaries, and the impact of adjusting deferred tax assets and liabilities to stand-alone GE HealthCare tax rates. For additional detail regarding our income taxes, see Note 11, "Income Taxes."

Adjusted EBIT* and Adjusted EBIT margin* were $2,956 million and 15.1%, an increase of $95 million but a decrease of 50 basis points, respectively, primarily due to an increase in Total revenues, offset by an increase in Total operating expenses, excluding the impact of one-time Spin-Off and separation costs, as discussed above.

Adjusted net income* was $1,797 million, a decrease of $306 million primarily due to higher Interest and other financial charges – net, partially offset by an increase in Operating Income, excluding the impact of one-time Spin-Off and separation costs, as discussed above.

RESULTS OF OPERATIONS – SEGMENTS

We exclude from Segment EBIT certain corporate-related expenses and certain transactions or adjustments that our Chief Operating Decision Maker (which is our Chief Executive Officer) considers to be non-operational, such as Interest and other financial charges – net, Benefit (provision) for income taxes, restructuring costs, acquisition and disposition-related benefits (charges), Spin-Off and separation costs, Non-operating benefit (income) costs, gain (loss) on business and asset dispositions, amortization of acquisition-related intangible assets, Net (income) loss attributable to noncontrolling interests, Income (loss) from discontinued operations, net of taxes, and investment revaluation gain (loss). See Note 4, "Segment and Geographical Information" for additional information on our reportable segments, and "Results of Operations" above for discussion on segment revenue performance.

Segment EBIT	For the years ended December 31							
	2024	% of segment revenues	2023	% of segment revenues	2022	% of segment revenues	2024 vs. 2023 % change	2023 vs. 2022 % change
Imaging	$ 962	10.9 %	$ 821	9.2 %	$ 780	9.3 %	17 %	5 %
AVS	1,118	21.8 %	1,124	22.1 %	1,228	24.5 %	(1)%	(8)%
PCS	347	11.1 %	383	12.2 %	341	11.7 %	(9)%	12 %
PDx	783	31.2 %	617	26.8 %	520	26.6 %	27 %	19 %

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*Non-GAAP Financial Measure

For the year ended December 31, 2024

- Imaging Segment EBIT was $962 million, an increase of $141 million due to cost productivity and an increase in price, partially offset by cost inflation;

- AVS Segment EBIT was $1,118 million, a decrease of $6 million due to cost inflation, unfavorable mix, and investments, partially offset by cost productivity;

- PCS Segment EBIT was $347 million, a decrease of $36 million due to cost inflation, partially offset by cost productivity; and

- PDx Segment EBIT was $783 million, an increase of $166 million due to an increase in price, growth in sales volume, and cost productivity, partially offset by cost inflation.

For the year ended December 31, 2023

- Imaging Segment EBIT was $821 million, an increase of $41 million due to cost productivity, an increase in price, and growth in sales volume, largely offset by investments, liquidation of higher-cost inventory, and mix between our product and service offerings;

- AVS Segment EBIT was $1,124 million, a decrease of $104 million due to investments and cost inflation, partially offset by cost productivity and an increase in price;

- PCS Segment EBIT was $383 million, an increase of $42 million due to cost productivity, an increase in price, and growth in sales volume, partially offset by investments and cost inflation; and

- PDx Segment EBIT was $617 million, an increase of $97 million due to an increase in price, growth in sales volume, and cost productivity, partially offset by cost inflation and investments.

NON-GAAP FINANCIAL MEASURES

The non-GAAP financial measures presented in this Annual Report on Form 10-K are supplemental measures of our performance and our liquidity that we believe will help investors understand our financial condition, cash flows, and operating results, and assess our future prospects. When read in conjunction with our U.S. GAAP results, these non-GAAP financial measures provide a baseline for analyzing trends in our underlying businesses and can be used by management as one basis for making financial, operational, and planning decisions. Descriptions of the reported non-GAAP measures are included below.

We report Organic revenue and Organic revenue growth rate to provide management and investors with additional understanding and visibility into the underlying revenue trends of our established, ongoing operations, as well as provide insights into overall demand for our products and services. To calculate these measures, we exclude the effect of acquisitions, dispositions, and foreign currency rate fluctuations.

We report EBIT, Adjusted EBIT, Adjusted EBIT margin, Adjusted net income, and Adjusted earnings per share to provide management and investors with additional understanding of our business by highlighting the results from ongoing operations and the underlying profitability factors, on a normalized basis. To calculate these measures we exclude, and reflect in the detailed reconciliations below, the following adjustments as applicable: Interest and other financial charges – net, Net (income) loss attributable to noncontrolling interests, Non-operating benefit (income) costs, Benefit (provision) for income taxes and certain tax related adjustments, and certain non-recurring and/or non-cash items. We may from time to time consider excluding other non-recurring items to enhance comparability between periods. Adjusted EBIT margin is calculated by taking Adjusted EBIT divided by Total revenues for the same period.

We report Adjusted tax expense and Adjusted ETR to provide management and investors with a better understanding of the normalized tax rate applicable to our business and provide more consistent comparability across periods. Adjusted tax expense excludes the income tax related to the pre-tax income adjustments included as part of Adjusted net income and certain income tax adjustments, such as adjustments to deferred tax assets or liabilities. We may from time to time consider excluding other non-recurring tax items to enhance comparability between periods. Adjusted ETR is Adjusted tax expense divided by income before income taxes less the pre-tax income adjustments referenced above.

We report Free cash flow to provide management and investors with an important measure of our ability to generate cash on a normalized basis and provide insight into our flexibility to allocate capital. Free cash flow is Cash from (used for) operating activities – continuing operations including cash flows related to the additions and dispositions of property, plant, and equipment ("PP&E") and additions of internal-use software. Free cash flow does not represent residual cash flows available for discretionary expenditures, due to the fact that the measure does not deduct the capital required for debt repayments.

Management recognizes that these non-GAAP financial measures have limitations, including that they may be calculated differently by other companies or may be used under different circumstances or for different purposes. In order to compensate for the discussed limitations, management does not consider these measures in isolation from or as alternatives to the comparable financial measures determined in accordance with U.S. GAAP. The detailed reconciliations of each non-GAAP financial measure to the most directly comparable U.S. GAAP financial measure are provided below, and no single financial measure should be relied on to evaluate our business.

Organic Revenue*		For the years ended December 31		
		2024	**2023**	**% change**
Imaging revenues	$	**8,855** $	**8,944**	**(1)%**
Less: Acquisitions[1]		47	—	
Less: Dispositions[2]		—	—	
Less: Foreign currency exchange		(71)	—	
Imaging Organic revenue*	$	**8,880** $	**8,944**	**(1)%**
AVS revenues	$	**5,131** $	**5,094**	**1%**
Less: Acquisitions[1]		—	—	
Less: Dispositions[2]		—	—	
Less: Foreign currency exchange		(25)	—	
AVS Organic revenue*	$	**5,157** $	**5,094**	**1%**
PCS revenues	$	**3,125** $	**3,142**	**(1)%**
Less: Acquisitions[1]		—	—	
Less: Dispositions[2]		—	—	
Less: Foreign currency exchange		(6)	—	
PCS Organic revenue*	$	**3,131** $	**3,142**	**—%**
PDx revenues	$	**2,508** $	**2,306**	**9%**
Less: Acquisitions[1]		—	—	
Less: Dispositions[2]		—	—	
Less: Foreign currency exchange		(10)	—	
PDx Organic revenue*	$	**2,518** $	**2,306**	**9%**
Other revenues	$	**52** $	**66**	**(21)%**
Less: Acquisitions[1]		—	—	
Less: Dispositions[2]		—	—	
Less: Foreign currency exchange		—	—	
Other Organic revenue*	$	**52** $	**66**	**(21)%**
Total revenues	$	**19,672** $	**19,552**	**1%**
Less: Acquisitions[1]		47	—	
Less: Dispositions[2]		—	—	
Less: Foreign currency exchange		(112)	—	
Organic revenue*	$	**19,737** $	**19,552**	**1%**

(1) Represents revenues attributable to acquisitions from the date the Company completed the transaction through the end of four quarters following the transaction.

(2) Represents revenues attributable to dispositions for the four quarters preceding the disposition date.

*Non-GAAP Financial Measure

Organic Revenue*		For the years ended December 31		
		2023	2022	% change
Imaging revenues	$	8,944 $	8,395	7%
Less: Acquisitions[1]		1	—	
Less: Dispositions[2]		—	—	
Less: Foreign currency exchange		(131)	—	
Imaging Organic revenue*	$	9,074 $	8,395	8%
AVS revenues	$	5,094 $	5,012	2%
Less: Acquisitions[1]		—	—	
Less: Dispositions[2]		—	—	
Less: Foreign currency exchange		(56)	—	
AVS Organic revenue*	$	5,150 $	5,012	3%
PCS revenues	$	3,142 $	2,916	8%
Less: Acquisitions[1]		—	—	
Less: Dispositions[2]		—	—	
Less: Foreign currency exchange		(16)	—	
PCS Organic revenue*	$	3,158 $	2,916	8%
PDx revenues	$	2,306 $	1,958	18%
Less: Acquisitions[1]		—	—	
Less: Dispositions[2]		—	—	
Less: Foreign currency exchange		(14)	—	
PDx Organic revenue*	$	2,320 $	1,958	18%
Other revenues	$	66 $	60	10%
Less: Acquisitions[1]		—	—	
Less: Dispositions[2]		—	—	
Less: Foreign currency exchange		1	—	
Other Organic revenue*	$	65 $	60	8%
Total revenues	$	19,552 $	18,341	7%
Less: Acquisitions[1]		1	—	
Less: Dispositions[2]		—	—	
Less: Foreign currency exchange		(216)	—	
Organic revenue*	$	19,767 $	18,341	8%

(1) Represents revenues attributable to acquisitions from the date the Company completed the transaction through the end of four quarters following the transaction.

(2) Represents revenues attributable to dispositions for the four quarters preceding the disposition date.

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*Non-GAAP Financial Measure

Adjusted EBIT*

		For the years ended December 31		2024 vs. 2023 % change	2023 vs. 2022 % change
	2024	**2023**	**2022**		
Net income attributable to GE HealthCare	$ 1,993	$ 1,568	$ 1,916	27%	(18)%
Add: Interest and other financial charges – net	504	542	77		
Add: Non-operating benefit (income) costs	(406)	(382)	(5)		
Less: Benefit (provision) for income taxes	(531)	(743)	(563)		
Less: Income (loss) from discontinued operations, net of taxes	—	(4)	18		
Less: Net (income) loss attributable to noncontrolling interests	(57)	(46)	(51)		
EBIT*	$ 2,679	$ 2,521	$ 2,584	6%	(2)%
Add: Restructuring costs[1]	120	54	146		
Add: Acquisition and disposition-related charges (benefits)[2]	3	(15)	(34)		
Add: Spin-Off and separation costs[3]	251	270	14		
Add: (Gain) loss on business and asset dispositions[4]	—	—	(1)		
Add: Amortization of acquisition-related intangible assets	137	127	121		
Add: Investment revaluation (gain) loss[5]	22	(1)	31		
Adjusted EBIT*	$ 3,211	$ 2,956	$ 2,861	9%	3%
Net income margin	10.1%	8.0%	10.4%	210 bps	(240) bps
Adjusted EBIT margin*	16.3%	15.1%	15.6%	120 bps	(50) bps

(1) Consists of severance, facility closures, and other charges associated with restructuring programs.
(2) Consists of legal, consulting, and other transaction and integration fees, and adjustments to contingent consideration, as well as other purchase accounting related charges and other costs directly related to the transactions.
(3) Costs incurred in the Spin-Off and separation from GE, including system implementations, audit and advisory fees, legal entity separation, Founders Grant equity awards, separation agreements with GE, and other one-time costs.
(4) Consists of gains and losses resulting from the sale of assets and investments.
(5) Primarily relates to valuation adjustments for equity investments.

Adjusted Net Income*

		For the years ended December 31		2024 vs. 2023 % change	2023 vs. 2022 % change
	2024	**2023**	**2022**		
Net income attributable to GE HealthCare	$ 1,993	$ 1,568	$ 1,916	27%	(18)%
Add: Non-operating benefit (income) costs	(406)	(382)	(5)		
Add: Restructuring costs[1]	120	54	146		
Add: Acquisition and disposition-related charges (benefits)[2]	3	(15)	(34)		
Add: Spin-Off and separation costs[3]	251	270	14		
Add: (Gain) loss on business and asset dispositions[4]	—	—	(1)		
Add: Amortization of acquisition-related intangible assets	137	127	121		
Add: Investment revaluation (gain) loss[5]	22	(1)	31		
Add: Tax effect of reconciling items[6]	(42)	(24)	(67)		
Add: Spin-Off and other tax adjustments[7]	(17)	196	—		
Less: Income (loss) from discontinued operations, net of taxes	—	(4)	18		
Adjusted net income*	$ 2,060	$ 1,797	$ 2,103	15%	(15)%

(1) Consists of severance, facility closures, and other charges associated with restructuring programs.
(2) Consists of legal, consulting, and other transaction and integration fees, and adjustments to contingent consideration, as well as other purchase accounting related charges and other costs directly related to the transactions.
(3) Costs incurred in the Spin-Off and separation from GE, including system implementations, audit and advisory fees, legal entity separation, Founders Grant equity awards, separation agreements with GE, and other one-time costs.
(4) Consists of gains and losses resulting from the sale of assets and investments.
(5) Primarily relates to valuation adjustments for equity investments.
(6) The tax effect of reconciling items is calculated using the statutory tax rate, taking into consideration the nature of the items and the relevant taxing jurisdiction.
(7) Consists of certain income tax adjustments, including the accrual of a deferred tax liability on the prior period earnings of certain of the Company's foreign subsidiaries for which the Company is no longer permanently reinvested, the impact of adjusting deferred tax assets and liabilities to stand-alone GE HealthCare tax rates, and the impact of tax legislation changes. As of the third quarter of 2024 this line additionally includes discrete tax impacts resulting from the Spin-Off and separation from GE previously reported under Tax effect of reconciling items.

*Non-GAAP Financial Measure

Adjusted Earnings Per Share*

(In dollars, except shares outstanding presented in millions)	For the years ended December 31			2024 vs. 2023 $ change	2023 vs. 2022 $ change
	2024	2023	2022		
Diluted earnings per share – continuing operations	$ 4.34	$ 3.04	$ 4.18	$ 1.31	$ (1.14)
Add: Deemed preferred stock dividend of redeemable noncontrolling interest	—	0.40	—		
Add: Non-operating benefit (income) costs	(0.88)	(0.83)	(0.01)		
Add: Restructuring costs[1]	0.26	0.12	0.32		
Add: Acquisition and disposition-related charges (benefits)[2]	0.01	(0.03)	(0.07)		
Add: Spin-Off and separation costs[3]	0.55	0.59	0.03		
Add: (Gain) loss on business and asset dispositions[4]	—	—	(0.00)		
Add: Amortization of acquisition-related intangible assets	0.30	0.28	0.27		
Add: Investment revaluation (gain) loss[5]	0.05	(0.00)	0.07		
Add: Tax effect of reconciling items[6]	(0.09)	(0.05)	(0.15)		
Add: Spin-Off and other tax adjustments[7]	(0.04)	0.43	—		
Adjusted earnings per share*	$ 4.49	$ 3.93	$ 4.63	$ 0.56	$ (0.70)
Diluted weighted-average shares outstanding	459	458	454		

(1) Consists of severance, facility closures, and other charges associated with restructuring programs.

(2) Consists of legal, consulting, and other transaction and integration fees, and adjustments to contingent consideration, as well as other purchase accounting related charges and other costs directly related to the transactions.

(3) Costs incurred in the Spin-Off and separation from GE, including system implementations, audit and advisory fees, legal entity separation, Founders Grant equity awards, separation agreements with GE, and other one-time costs.

(4) Consists of gains and losses resulting from the sale of assets and investments.

(5) Primarily relates to valuation adjustments for equity investments.

(6) The tax effect of reconciling items is calculated using the statutory tax rate, taking into consideration the nature of the items and the relevant taxing jurisdiction.

(7) Consists of certain income tax adjustments, including the accrual of a deferred tax liability on the prior period earnings of certain of the Company's foreign subsidiaries for which the Company is no longer permanently reinvested, the impact of adjusting deferred tax assets and liabilities to stand-alone GE HealthCare tax rates, and the impact of tax legislation changes. As of the third quarter of 2024 this line additionally includes discrete tax impacts resulting from the Spin-Off and separation from GE previously reported under Tax effect of reconciling items.

Adjusted Tax Expense* and Adjusted ETR*

	For the years ended December 31		
	2024	2023	2022
Benefit (provision) for income taxes	$ (531)	$ (743)	$ (563)
Add: Tax effect of reconciling items[1]	(42)	(24)	(67)
Add: Spin-Off and other tax adjustments[2]	(17)	196	—
Adjusted tax expense*	$ (590)	$ (571)	$ (630)
Effective tax rate	20.6%	31.5%	22.4%
Adjusted effective tax rate*	21.8%	23.7%	22.6%

(1) The tax effect of reconciling items is calculated using the statutory tax rate, taking into consideration the nature of the items and the relevant taxing jurisdiction.

(2) Consists of certain income tax adjustments, including the accrual of a deferred tax liability on the prior period earnings of certain of the Company's foreign subsidiaries for which the Company is no longer permanently reinvested, the impact of adjusting deferred tax assets and liabilities to stand-alone GE HealthCare tax rates, and the impact of tax legislation changes. As of the third quarter of 2024 this line additionally includes discrete tax impacts resulting from the Spin-Off and separation from GE previously reported under Tax effect of reconciling items.

*Non-GAAP Financial Measure

Free Cash Flow*

	For the years ended December 31				
	2024	**2023**	**2022**	**2024 vs. 2023 % change**	**2023 vs. 2022 % change**
Cash from (used for) operating activities – continuing operations	$ 1,955	$ 2,101	$ 2,134	(7)%	(2)%
Add: Additions to PP&E and internal-use software	(401)	(387)	(310)		
Add: Dispositions of PP&E	—	1	4		
Free cash flow*	$ 1,554	$ 1,715	$ 1,828	(9)%	(6)%

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2024, our Cash, cash equivalents, and restricted cash balance in the Consolidated Statements of Financial Position was $2,889 million. We have historically generated positive cash flows from operating activities. Additionally, we have access to revolving credit facilities of $3,500 million in aggregate, described in detail in Note 9, "Borrowings."

We believe that our existing balance of Cash, cash equivalents, and restricted cash, future cash generated from operating activities, access to capital markets, and existing credit facilities will be sufficient to meet the needs of our current and ongoing operations, pay taxes due, service our existing debt, and fund investments in our business for at least the next 12 months.

The following table summarizes our cash flows for the periods presented:

Cash Flow

	For the years ended December 31		
	2024	**2023**	**2022**
Cash from (used for) operating activities – continuing operations	$ 1,955	$ 2,101	$ 2,134
Cash from (used for) investing activities – continuing operations	(914)	(558)	(398)
Cash from (used for) financing activities – continuing operations	(573)	(478)	(822)
Free cash flow*	1,554	1,715	1,828

Operating Activities
Cash generated from operating activities in the year ended December 31, 2024 was $1,955 million and included Net income from continuing operations of $2,050 million, non-cash charges primarily for depreciation and amortization of $580 million, and $675 million in outflows from incremental changes in assets and liabilities, primarily driven by company-funded benefit payments for postretirement benefit plans, an increase in receivables due to higher volume, and a build in inventories.

Cash generated from operating activities in the year ended December 31, 2023 was $2,101 million and included Net income from continuing operations of $1,618 million, non-cash charges primarily for depreciation and amortization of $610 million, and $127 million in outflows from incremental changes in assets and liabilities, primarily driven by company-funded benefit payments for postretirement benefit plans and an increase in receivables, partially offset by lower cash taxes paid and a decrease in inventories.

Cash generated from operating activities in the year ended December 31, 2022 was $2,134 million and included Net income from continuing operations of $1,949 million, non-cash charges for depreciation and amortization of $633 million, and a $448 million outflow from changes in assets and liabilities, primarily driven by an increase in both inventories and receivables, and higher cash taxes paid, partially offset by an increase in accounts payable.

Investing Activities
Cash used for investing activities in the year ended December 31, 2024 was $914 million and primarily included additions to PP&E of $401 million related mostly to manufacturing capacity expansion and new product introductions, purchases of businesses, net of cash acquired, of $313 million related to the MIM Software Inc. ("MIM Software") and Intelligent Ultrasound Group PLC acquisitions, and payment of $94 million for settlement of cross-currency swaps that were designated in net investment hedges. Refer to Note 8, "Acquisitions, Goodwill, and Other Intangible Assets" for additional information on the MIM Software acquisition, and Note 13, "Financial Instruments and Fair Value Measurements" for additional information on the settlement of cross-currency swaps.

Cash used for investing activities in the year ended December 31, 2023 was $558 million and primarily included additions to PP&E of $387 million related mostly to new product introductions, manufacturing capacity expansion, and purchases of businesses, net of cash acquired, of $147 million primarily related to Caption Health, Inc.

Cash used for investing activities in the year ended December 31, 2022 was $398 million and primarily included additions to PP&E of $310 million related primarily to manufacturing capacity expansion, and new product introductions.

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*Non-GAAP Financial Measure

Financing Activities
Cash used for financing activities in the year ended December 31, 2024 was $573 million and primarily included repayment of $1,000 million aggregate principal amount of senior unsecured notes, and $400 million in repayments of the outstanding Term Loan Facility, partially offset by $995 million of net proceeds from the issuance of $1,000 million aggregate principal amount of senior unsecured notes due in 2029. Refer to Note 9, "Borrowings" for further information.

Cash used for financing activities in the year ended December 31, 2023 was $478 million and primarily included $1,317 million of transfers to GE, $850 million partial repayment of our outstanding Term Loan Facility, and $211 million of redemption of noncontrolling interests, partially offset by $2,000 million drawdown of the Term Loan Facility.

Cash used for financing activities in the year ended December 31, 2022 was $822 million and primarily included $8,934 million of transfers to GE, partially offset by $8,198 million of newly issued debt.

Free cash flow*
Free cash flow* was $1,554 million for the year ended December 31, 2024 and primarily included $1,955 million of cash generated from operating activities, partially offset by $401 million of cash used for additions to PP&E.

Free cash flow* was $1,715 million for the year ended December 31, 2023 and primarily included $2,101 million of cash generated from operating activities, partially offset by $387 million of cash used for additions to PP&E.

Free cash flow* was $1,828 million for the year ended December 31, 2022 and primarily included $2,134 million of cash generated from operating activities, partially offset by $310 million of cash used for additions to PP&E.

Capital Expenditures
Cash used for capital expenditures was $401 million, $387 million, and $310 million for the years ended December 31, 2024, 2023, and 2022, respectively. Capital expenditures were primarily for manufacturing capacity expansion, new product introductions, and equipment and tooling for new and existing products.

Material Cash Requirements
In the normal course of business, we enter into contracts and commitments that obligate us to make payments in the future. Information regarding our obligations under lease, debt, and other commitments are provided in Note 7, "Leases," Note 9, "Borrowings," and Note 14, "Commitments, Guarantees, Product Warranties, and Other Loss Contingencies." We have material cash requirements related to our pension obligations as described in Note 10, "Postretirement Benefit Plans."

Debt and Credit Facilities
Additional information on our debt and credit facilities, including definitions of the terms used below, is included in Note 9, "Borrowings." As part of our capital structure, we have incurred debt. The servicing of this debt is supported by cash flows from our operations. As of December 31, 2024, we had $8,951 million of total debt compared to $9,442 million as of December 31, 2023. This includes a $1,000 million aggregate principal amount of senior unsecured notes issued by the Company in the third quarter of 2024, and a repayment in the fourth quarter of 2024 of $1,000 million of senior unsecured notes. The decrease in debt was due primarily to repayments of $150 million and $250 million of the outstanding Term Loan Facility in the first and fourth quarter of 2024, respectively.

The weighted average interest rate for the Notes and our Credit Facilities for the year ended December 31, 2024 was 5.99%.

In addition to the Term Loan Facility, our credit facilities include a five-year senior unsecured revolving facility that provides borrowings of up to $2,500 million expiring in January 2028, and a 364-day senior unsecured revolving facility that provides borrowings of up to $1,000 million expiring in December 2025. As of December 31, 2024, there were no outstanding borrowings on either of the two revolving facilities.

The Credit Facilities include various customary covenants that limit, among other things, the incurrence of liens securing debt, the entry into certain fundamental change transactions by GE HealthCare, and the maximum permitted leverage ratio. As of December 31, 2024, we were in compliance with the covenant requirements, including the maximum consolidated net leverage ratio.

Access to Capital and Credit Ratings
In connection with the Spin-Off, we accessed the capital markets and raised $10,250 million of debt by issuing $8,250 million of senior unsecured notes in November 2022, completed a drawdown of the Term Loan Facility of $2,000 million in January 2023, and arranged $3,500 million of revolving credit facilities to further support our liquidity needs. In the third quarter of 2024, we issued $1,000 million aggregate principal amount of senior unsecured notes due in 2029. We plan to continue to rely on capital markets, and we expect to have access to credit facilities to fund our operations. The cost and availability of debt financing will be influenced by our credit ratings and market conditions. Moody's Investors Service ("Moody's"), S&P Global Ratings ("S&P"), and Fitch Ratings ("Fitch") currently issue ratings on our long-term debt.

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*Non-GAAP Financial Measure

Our credit ratings as of February 6, 2025 are set forth in the table below and remain unchanged since the Spin-Off.

	Moody's	S&P	Fitch
Long-term rating	Baa2	BBB	BBB
Outlook	Stable	Stable	Stable

We are disclosing our credit ratings to enhance the understanding of our sources of liquidity and the effects of our ratings on our costs of funds and access to liquidity. Our ratings may be subject to a revision or withdrawal at any time by the assigning rating organization, and each rating should be evaluated independently of any other rating.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

For a discussion of recently issued accounting standards, see Note 2, "Summary of Significant Accounting Policies."

CRITICAL ACCOUNTING ESTIMATES

Our financial results are affected by the selection and application of accounting policies and methods. We have adopted accounting policies to prepare our financial statements in conformity with U.S. GAAP.

To prepare our financial statements in accordance with U.S. GAAP, management makes estimates and assumptions that may affect the reported amounts of our assets and liabilities, including our contingent liabilities, as of the date of our financial statements, and the reported amounts of our revenues and expenses during the reporting periods. Our actual results may differ from these estimates. We consider estimates to be critical (1) if we are required to make assumptions about material matters that are uncertain at the time of estimation or (2) if materially different estimates could have been made or it is reasonably likely that the accounting estimate will change from period to period. The following are areas considered to be critical and require management's judgment: Revenue Recognition, Business Combination Related Measurements, Pension and Other Postretirement Benefits, and Income Taxes.

See Note 2, "Summary of Significant Accounting Policies" for further information on our significant accounting policies.

REVENUE RECOGNITION.

Our revenues are recorded based on the consideration specified in customer contracts net of any sales incentives, discounts, returns, chargebacks, group purchasing organization fees, rebates, or credits, which are accounted for as estimated variable consideration. Our estimates for these deductions are based upon historical experience and consider current and forecasted market trends. We record the estimated amounts as a reduction to revenue when we recognize the related product or service sale.

Chargebacks are a form of variable consideration that occur when a contracted customer purchases through an intermediary wholesaler. The contracted customer generally purchases product from the wholesaler at its contracted price plus a mark-up. The wholesaler, in turn, charges us back for the difference between the price initially paid by the wholesaler and the contract price paid to the wholesaler by the contracted customer. A provision for outstanding chargebacks is recorded at the time we recognize revenue from the sale to the wholesaler and requires certain estimates such as the wholesaler chargeback rates, the expected sell-through levels by our wholesale customers to contracted customers, as well as estimated wholesaler inventory levels.

The amounts of variable consideration included in the net transaction price for revenue recognition are limited to the amounts that are estimated to be probable of occurrence to avoid a material revenue reversal in a future period.

See Note 3, "Revenue Recognition" for further information on revenue recognition and Note 5, "Receivables" for further information on chargebacks.

BUSINESS COMBINATION RELATED MEASUREMENTS.

Our financial statements include the operations of an acquired business starting from the completion of the combination. The assets acquired and liabilities assumed, including any contingent consideration we may be liable to pay in the future, are recorded on the date of the business combination at their respective estimated fair values, with any excess of the purchase price over the estimated fair values of the net assets acquired recorded as goodwill. Our business combinations typically result in the recognition of goodwill, developed technology, and other intangible assets, which affect the amount of future period amortization expense. The fair values of acquired intangible assets and liabilities are determined using information available at the business combination date based on estimates and assumptions that are deemed reasonable. Significant assumptions vary by the class of asset or liability and the valuation technique used. These assumptions can include: the discount rates; timing; probability of achieving regulatory and commercialization milestones; and certain assumptions that form the basis of the forecasted results of the acquired business including revenue, earnings before interest, taxes, depreciation and amortization, growth rates, royalty rates, and technology obsolescence rates. These assumptions are forward-looking and could be affected by future economic and market conditions. We engage third-party valuation specialists who review our critical assumptions and prepare the calculations of the fair value of acquired intangible assets in connection with significant business combinations.

See Note 8, "Acquisitions, Goodwill, and Other Intangible Assets" for further information on our business combinations.

PENSION AND OTHER POSTRETIREMENT BENEFITS.

Pension and other postretirement benefits are calculated using significant inputs to the actuarial models that measure pension benefit obligations and related effects on operations. Two assumptions, discount rate and expected return on assets, are important elements of plan expense and related asset and liability measurement. The Company evaluates these critical assumptions at least annually on a plan and country-specific basis. The Company periodically evaluates other assumptions involving demographic factors such as retirement age, mortality, and turnover, and updates them to reflect our experience and expectations for the future. Actual results in any given year often will differ from actuarial assumptions because of economic and other factors.

Projected benefit obligations ("PBO") are measured as the present value of expected payments. We discount those cash payments using the weighted average of market-observed yields for high-quality fixed-income securities with maturities that correspond to the expected timing of benefit payments.

A 50 basis point change in the assumed discount rate would have the following effects on the calculation of net periodic benefit costs in 2025 and PBO and accumulated postretirement benefit obligation ("APBO") as of December 31, 2024:

Discount Rate Sensitivity

	U.S. Plans	International Plans	Other Postretirement Plans
50 bps increase in discount rate			
Impact on PBO/APBO as of December 31, 2024	$ (812)	$ (195)	$ (32)
Impact on service cost and interest cost in 2025	37	2	3
50 bps decrease in discount rate			
Impact on PBO/APBO as of December 31, 2024	$ 885	$ 215	$ 33
Impact on service cost and interest cost in 2025	(43)	(3)	(2)

The sensitivity of the net deficit to the discount rate would be lower than the projected benefit obligation sensitivity as a result of the liability hedging program incorporated in the plan's asset allocation.

To determine the expected long-term rate of return on pension plan assets, we consider current and target asset allocations, as well as historical and expected returns on various categories of plan assets. In developing future long-term return expectations for our principal benefit plans' assets, we formulate views on the future economic environment, both in the U.S. and abroad. We evaluate general market trends and historical relationships among a number of key variables that impact asset class returns such as expected earnings growth, inflation, valuations, yields, and spreads, using both internal and external sources. We also consider expected volatility by asset class and diversification across classes to determine expected overall portfolio results given current and target allocations. A 1% change in the assumed expected long-term rate of return on plan assets would increase or decrease the 2025 net periodic benefit costs of these plans by $194 million.

Our pension plan assets contain financial instruments that are measured at fair value. While the majority of these assets are valued based on quoted prices for identical or similar instruments in active markets, the fair value of certain assets is estimated using significant unobservable inputs (Level 3). These assets primarily relate to real estate and private equity investments.

For pension benefits and retiree health and life benefits transferred from GE on January 1, 2023, third-party actuaries were engaged to assist in the valuation of transferred pension assets and liabilities using assumptions provided by GE which the Company reviewed prior to recording amounts in our combined financial statements.

We disclose in the following table postretirement plans with assets or obligations that exceed $50 million as of December 31, 2024. Refer to Note 10, "Postretirement Benefit Plans" for further details related to these plans. The value of the assets and liabilities as of December 31, 2024, are summarized in the table below.

	Projected benefit obligations	Fair value of plan assets	Funded status - surplus (deficit)
GE HealthCare Pension Plan	$ 15,230	$ 13,650	$ (1,580)
GE HealthCare Supplementary Pension Plan	1,886	—	(1,886)
Other U.S. Pension Plans	1,125	727	(398)
Total U.S. Plans	18,241	14,378	(3,863)
International Plans	2,957	3,276	319
OPEB Plans[1]	1,016	—	(1,016)
Total	**$ 22,214**	**$ 17,654**	**$ (4,561)**

(1) As defined in Note 10, "Postretirement Benefit Plans."

INCOME TAXES.

For periods prior to the Spin-Off, GE HealthCare is included in the combined U.S. federal, state, and foreign income tax returns of GE, where eligible. However, we have adopted the separate return method for purposes of our combined financial statements. The income tax provisions reflected in our combined financial statements for the period ended December 31, 2022 have been estimated as if we were a separate taxpayer.

Our annual tax expense is based on our income, applicable statutory tax rates, and tax incentives available to us in the various jurisdictions in which we operate. Changes in existing tax laws or rates could significantly impact the estimate of our tax liabilities. Deferred tax assets represent amounts available to reduce income taxes payable on taxable income in future years. Such assets arise because of temporary differences between the financial reporting and tax basis of assets and liabilities, as well as from net operating loss and tax credit carryforwards. We evaluate the recoverability of these future tax deductions and credits by assessing the adequacy of future expected taxable income from all sources, including reversal of taxable temporary differences, forecasted operating earnings, taxable income in prior carryback years to the extent applicable, and available tax planning strategies. These sources of income rely heavily on estimates; we use our historical experience as well as our short- and long-range business forecasts to provide insight.

Significant judgment is required in determining our tax expense and in evaluating our tax positions, including evaluating uncertainties. We recognize tax benefits from uncertain tax positions only if we believe that it is more likely than not that the tax position will be sustained on examination by the relevant taxing authorities based on the technical merits of the position. Our policy is to adjust these reserves when facts and circumstances change, such as the change in the technical merit of a position, or an uncertain tax position is effectively settled with the relevant taxing authority, or the statute of limitations has expired. We have provided for the amounts we believe will ultimately result from these changes; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities.

See Note 11, "Income Taxes" for further information on income taxes.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk primarily from changes in foreign currency exchange rates, interest rates, commodity prices, and equity prices, which may impact future income, cash flows, and fair value of our business. In certain situations, we may seek to reduce cash flow volatility associated with changes in foreign currency exchange rates, the foreign currency risk associated with our net investment in foreign operations, or the fair value interest rate risk of our financial instruments bearing fixed interest by entering into financial arrangements intended to provide a hedge against a portion of such risks. We continue to have exposure to such risks to the extent they are not hedged. We enter into derivative contracts to the extent they meet the objectives described above, and not for speculative purposes. See Note 13, "Financial Instruments and Fair Value Measurements" for further information about our risk exposures, our use of derivatives, and the effects of this activity on our financial statements.

FOREIGN CURRENCY RISK.

As a result of our global operations, we generate and incur a significant portion of our revenues and expenses, including those arising from intercompany transactions, in currencies other than the functional currency of our foreign operations creating exposure to foreign currency translation risk. Such principal currencies include the Euro, the Chinese Renminbi, the Japanese Yen, the Norwegian Krone, and the British Pound Sterling, among others. Operating entities with functional currencies other than the USD also create exposure to foreign currency risk realized upon their sale or a complete or substantially complete liquidation.

We use a number of techniques to manage the effects of foreign currency exchange risk, including hedging of significant currency exposures. We use cash flow hedging primarily to reduce or eliminate the effects of foreign currency exchange rate changes on purchase and sale contracts and economic hedges when we have exposures to foreign currency exchange risk for which we are unable to meet the requirements for hedge accounting. We use net investment hedging to hedge the foreign currency risk of our net investment in foreign operations against adverse movements in exchange rates against the USD. As a result of the above mitigating activities, we have been able to significantly reduce the financial impact of volatility from currency fluctuations.

The potential decrease in fair value of our foreign currency derivative contracts from a 10% decrease in USD spot rates against other applicable currencies would have been $82 million as of December 31, 2024. This excludes foreign currency derivative contracts designated as net investment hedges as changes in the fair value of those contracts are not expected to impact earnings. The sensitivity analysis assumes a uniform weakening of USD spot rates against the other applicable currencies, compared to the actual exchange rates applied as of December 31, 2024, with all other factors remaining constant. This sensitivity analysis disregards the offsetting change in value of the underlying hedged currency exposures in earnings.

The effect arising from foreign currency transactions, including the remeasurement of derivatives mentioned above, can result in significant fluctuations at points in time, but generally will be offset as the underlying hedged item is recognized in earnings. The global nature of our customer base and manufacturing footprint allows for the natural offset of certain income and costs denominated in foreign currencies. See Note 2, "Summary of Significant Accounting Policies" for net gains (losses) from foreign currency transactions for the years ended December 31, 2024, 2023, and 2022.

INTEREST RATE RISK.

We are exposed to interest rate risk due to changes in benchmark interest rates related to the fair value of our borrowings bearing fixed interest rates and variability of cash flows related to our investments and borrowings bearing variable interest rates.

As of December 31, 2024, we have $8,250 million of fixed-rate debt and $750 million outstanding on the Term Loan Facility which carries a variable interest rate. As of December 31, 2024, we have $2,889 million of Cash, cash equivalents, and restricted cash, of which $1,885 million is invested in short-term investments that generate income based on variable interest rates.

A change in interest rates would impact the fair value of our fixed-rate debt and would impact our earnings and cash flows associated with our floating-rate debt. A hypothetical change of interest rates by 100 basis points would increase or decrease our annual interest expense by approximately $35 million, partially offset by the change in interest income from our cash investments.

We primarily manage interest rate risk by using a mix of fixed-rate and variable-rate debt that we deem appropriate. As of December 31, 2024, we executed an aggregate notional amount of interest rate swap contracts to synthetically convert $2,700 million of our senior unsecured notes from fixed rates to variable rates as part of our interest rate risk management strategy.

COMMODITY RISK.

We rely upon supplies of certain raw materials including helium, iodine, and rare earth minerals. Worldwide demand, availability, and pricing of these raw materials have been volatile, and we expect that availability and pricing will continue to fluctuate in the future. If supply of these materials is restricted or if prices increase, this could constrain our manufacturing of affected products, reduce our profit margins, or otherwise adversely affect our business, our customers, and patients who may rely on our products.

Similarly, commodities and energy prices are subject to significant volatility. If the costs of certain commodities or of energy, shipping, or transportation increase and we are unable to pass along these costs to our customers, our profit margins would be adversely affected. Furthermore, increasing our prices to our customers could result in long-term sales declines or loss of market share if our customers find alternative suppliers, which could have a material adverse effect on our results of operations.

Disruptions in deliveries, capacity constraints, production disruptions up- or down-stream, price increases, or decreased availability of raw materials or commodities (including as a result of war, natural disasters, climate change-related physical and transitional risks, actual or threatened public health emergencies, or other business continuity events) adversely affect our operations and, depending on the length and severity of the disruption, can limit our ability to meet our commitments to customers or significantly impact our operating profit or cash flows.

We may from time to time engage in hedging transactions to reduce the impact to earnings from commodity price fluctuations. The impact of commodity hedges is recognized in earnings in the applicable current period.

EQUITY RISK.

As of December 31, 2024, we have $260 million of deferred compensation liabilities subject to the risk of changes in equity prices. A change in the U.S equity markets would result in a corresponding change in the value of these deferred compensation liabilities, which would impact our earnings and cash flows. We may from time to time engage in hedging transactions to reduce the impact to earnings from equity price fluctuations.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Part II. Financial Information

Index

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of GE HealthCare Technologies, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of GE HealthCare Technologies, Inc. (the "Company") as of December 31, 2024 and 2023, the related consolidated and combined statements of income, comprehensive income (loss), changes in equity, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 13, 2025, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Income Taxes – Valuation Allowance on Deferred Tax Assets — Refer to Notes 2 and 11 to the financial statements

Critical Audit Matter Description

The Company recognizes deferred income taxes for tax attributes and for differences between the financial statement and tax basis of assets and liabilities at enacted statutory tax rates in effect for the years in which the deferred tax liability or asset is expected to be settled or realized. A valuation allowance is provided to offset deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Future realization of deferred tax assets depends on the existence of sufficient taxable income of the appropriate character. Sources of taxable income include future reversals of deferred tax assets and liabilities, expected future taxable income, taxable income in prior carryback years if permitted under the tax law, and tax planning strategies.

The Company's determination of the valuation allowance for certain deferred tax assets involves judgments and estimates, including the projected timing and pattern of future reversals of existing taxable temporary differences and the projection of future sources of taxable income. Auditing management's projected timing and pattern of future reversals of existing taxable temporary differences and the projection of future sources of taxable income, which affect the recorded valuation allowances for certain deferred tax assets, required a high degree of auditor judgment and an increased extent of effort, including the need to involve our income tax specialists.

How the Critical Audit Matter Was Addressed in the Audit

With the assistance of our income tax specialists, our audit procedures related to the determination that it is more likely than not that sufficient taxable income will be generated in the future to realize certain net deferred tax assets included the following, among others:
- We considered relevant tax laws and regulations in evaluating the appropriateness of management's estimates of future sources of taxable income.
- We evaluated the reasonableness of management's estimates of future sources of taxable income by comparing the estimates to historical sources of taxable income or loss.
- We evaluated management's projected timing and projected pattern of the reversals of existing taxable temporary differences.
- We evaluated whether the estimated future sources of taxable income were of the appropriate character to utilize the deferred tax assets under tax law.

/s/ Deloitte & Touche LLP

Chicago, Illinois
February 13, 2025

We have served as the Company's auditor since 2022.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of GE HealthCare Technologies Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of GE HealthCare Technologies Inc. (the "Company") as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2024, of the Company and our report dated February 13, 2025, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Chicago, Illinois
February 13, 2025

Consolidated and Combined Statements of Income

(In millions, except per share amounts)		For the years ended December 31		
		2024	**2023**	**2022**
Sales of products	$	13,075 $	13,127 $	12,044
Sales of services		6,597	6,425	6,297
Total revenues		**19,672**	**19,552**	**18,341**
Cost of products		8,271	8,465	7,975
Cost of services		3,196	3,165	3,187
Gross profit		**8,205**	**7,922**	**7,179**
Selling, general, and administrative		4,269	4,282	3,631
Research and development		1,311	1,205	1,026
Total operating expenses		**5,580**	**5,487**	**4,657**
Operating income		**2,625**	**2,435**	**2,522**
Interest and other financial charges – net		504	542	77
Non-operating benefit (income) costs		(406)	(382)	(5)
Other (income) expense – net		(55)	(86)	(62)
Income from continuing operations before income taxes		**2,581**	**2,361**	**2,512**
Benefit (provision) for income taxes		(531)	(743)	(563)
Net income from continuing operations		**2,050**	**1,618**	**1,949**
Income (loss) from discontinued operations, net of taxes		—	(4)	18
Net income		**2,050**	**1,614**	**1,967**
Net (income) loss attributable to noncontrolling interests		(57)	(46)	(51)
Net income attributable to GE HealthCare		**1,993**	**1,568**	**1,916**
Deemed preferred stock dividend of redeemable noncontrolling interest		—	(183)	—
Net income attributable to GE HealthCare common stockholders	$	**1,993** $	**1,385** $	**1,916**
Earnings per share from continuing operations attributable to GE HealthCare common stockholders:				
Basic	$	4.37 $	3.06 $	4.18
Diluted		4.34	3.04	4.18
Earnings per share attributable to GE HealthCare common stockholders:				
Basic	$	4.37 $	3.05 $	4.22
Diluted		4.34	3.03	4.22
Weighted-average number of shares outstanding:				
Basic		456	455	454
Diluted		459	458	454

The accompanying notes are an integral part of these consolidated and combined financial statements.

Consolidated and Combined Statements of Comprehensive Income (Loss)

(In millions, net of tax)	2024	2023	2022
	For the years ended December 31		
Net income attributable to GE HealthCare	$ 1,993	$ 1,568	$ 1,916
Net income (loss) attributable to noncontrolling interests	57	46	51
Net income	**2,050**	**1,614**	**1,967**
Other comprehensive income (loss):			
Currency translation adjustments – net of taxes	(271)	74	(878)
Pension and Other Postretirement Plans – net of taxes	(456)	(897)	58
Cash flow hedges – net of taxes	36	(27)	(23)
Other comprehensive income (loss)	**(691)**	**(850)**	**(843)**
Comprehensive income (loss)	**1,359**	**764**	**1,124**
Less: Comprehensive income (loss) attributable to noncontrolling interests	53	9	51
Comprehensive income attributable to GE HealthCare	$ **1,306**	$ **755**	$ **1,073**

The accompanying notes are an integral part of these consolidated and combined financial statements.

Consolidated Statements of Financial Position

	As of	
(In millions, except share and per share amounts)	December 31, 2024	December 31, 2023
Cash, cash equivalents, and restricted cash	$ 2,889	$ 2,504
Receivables – net of allowances of $103 and $98	3,564	3,525
Due from related parties	5	32
Inventories	1,939	1,960
Contract and other deferred assets	974	1,000
All other current assets	529	389
Current assets	**9,901**	**9,410**
Property, plant, and equipment – net	2,550	2,500
Goodwill	13,136	12,936
Other intangible assets – net	1,078	1,253
Deferred income taxes	4,474	4,474
All other non-current assets	1,950	1,881
Total assets	$ **33,089**	$ **32,454**
Short-term borrowings	$ 1,502	$ 1,006
Accounts payable	3,022	2,947
Due to related parties	20	99
Contract liabilities	1,943	1,918
Current compensation and benefits	1,521	1,518
All other current liabilities	1,545	1,493
Current liabilities	**9,553**	**8,981**
Long-term borrowings	7,449	8,436
Non-current compensation and benefits	5,583	5,782
Deferred income taxes	56	68
All other non-current liabilities	1,796	1,877
Total liabilities	**24,437**	**25,144**
Commitments and contingencies		
Redeemable noncontrolling interests	**188**	**165**
Common stock, par value $0.01 per share, 1,000,000,000 shares authorized, 457,246,971 shares issued as of December 31, 2024; 455,342,290 shares issued as of December 31, 2023	5	5
Treasury stock, at cost, 291,053 shares as of December 31, 2024 and 0 shares as of December 31, 2023	(25)	—
Additional paid-in capital	6,583	6,493
Retained earnings	3,262	1,326
Accumulated other comprehensive income (loss) – net	(1,379)	(691)
Total equity attributable to GE HealthCare	**8,446**	**7,133**
Noncontrolling interests	18	12
Total equity	**8,464**	**7,145**
Total liabilities, redeemable noncontrolling interests, and equity	$ **33,089**	$ **32,454**

The accompanying notes are an integral part of these consolidated and combined financial statements.

Consolidated and Combined Statements of Changes in Equity

(In millions, except per share amounts)	Common stock		Treasury stock		Additional paid-in capital	Retained earnings	Net parent investment	Accumulated other comprehensive income (loss) – net	Equity attributable to noncontrolling interests	Total equity
	Shares	Amount	Shares	Amount						
Balances as of December 31, 2021	—	$ —	—	$ —	$ —	$ —	$ 17,692	$ (1,037)	$ 21	$16,676
Net income attributable to GE HealthCare	—	—	—	—	—	—	1,916	—	—	1,916
Other comprehensive income (loss) attributable to GE HealthCare	—	—	—	—	—	—	—	(841)	—	(841)
Transfers (to) from GE	—	—	—	—	—	—	(8,373)	—	—	(8,373)
Changes in equity attributable to noncontrolling interests	—	—	—	—	—	—	—	—	(16)	(16)
Balances as of December 31, 2022	**—**	**—**	**—**	**—**	**—**	**—**	**11,235**	**(1,878)**	**5**	**9,362**
Net transfers from GE, including Spin-Off-related adjustments	—	—	—	—	—	—	(4,851)	2,000	2	(2,849)
Issuance of common stock in connection with the Spin-Off and reclassification of net parent investment	454	5	—	—	6,379	—	(6,384)	—	—	—
Issuance of shares under equity awards, net of shares withheld for taxes and other	1	—	—	—	—	—	—	—	—	—
Net income attributable to GE HealthCare	—	—	—	—	—	1,568	—	—	—	1,568
Dividends declared ($0.12 per common share)	—	—	—	—	—	(55)	—	—	—	(55)
Other comprehensive income (loss) attributable to GE HealthCare	—	—	—	—	—	—	—	(813)	—	(813)
Changes in equity attributable to noncontrolling interests	—	—	—	—	—	—	—	—	5	5
Share-based compensation	—	—	—	—	114	—	—	—	—	114
Changes in equity due to redemption value adjustments on redeemable noncontrolling interests	—	—	—	—	—	(187)	—	—	—	(187)
Balances as of December 31, 2023	**455**	**5**	**—**	**—**	**6,493**	**1,326**	**—**	**(691)**	**12**	**7,145**
Issuance of shares under equity awards, net of shares withheld for taxes and other	2	—	—	(25)	(35)	—	—	—	—	(60)
Net income attributable to GE HealthCare	—	—	—	—	—	1,993	—	—	—	1,993
Dividends declared ($0.125 per common share)	—	—	—	—	—	(58)	—	—	—	(58)
Other comprehensive income (loss) attributable to GE HealthCare	—	—	—	—	—	—	—	(688)	—	(688)
Changes in equity attributable to noncontrolling interests	—	—	—	—	—	—	—	—	7	7
Share-based compensation	—	—	—	—	125	—	—	—	—	125
Balances as of December 31, 2024	**457**	**$ 5**	**—**	**$ (25)**	**$ 6,583**	**$ 3,262**	**$ —**	**$ (1,379)**	**18**	**$ 8,464**

The accompanying notes are an integral part of these consolidated and combined financial statements.

Consolidated and Combined Statements of Cash Flows

(In millions)	For the years ended December 31		
	2024	2023	2022
Net income	$ 2,050	$ 1,614	$ 1,967
Less: Income (loss) from discontinued operations, net of taxes	—	(4)	18
Net income from continuing operations	$ 2,050	$ 1,618	$ 1,949
Adjustments to reconcile Net income from continuing operations to Cash from (used for) operating activities – continuing operations			
Depreciation of property, plant, and equipment	268	248	228
Amortization of intangible assets	312	362	405
Gain on fair value remeasurement of contingent consideration	(19)	(17)	(65)
Net periodic postretirement benefit plan (income) expense	(357)	(332)	9
Postretirement plan contributions	(332)	(357)	(18)
Share-based compensation	125	114	67
Provision for income taxes	531	743	563
Cash paid during the year for income taxes	(491)	(474)	(851)
Changes in operating assets and liabilities, excluding the effects of acquisitions:			
Receivables	(178)	(185)	(231)
Due from related parties	25	4	13
Inventories	(81)	111	(402)
Contract and other deferred assets	3	10	(222)
Accounts payable	126	(13)	481
Due to related parties	(61)	(84)	(33)
Contract liabilities	68	26	138
Current compensation and benefits	39	153	(37)
All other operating activities – net	(74)	174	140
Cash from (used for) operating activities – continuing operations	**1,955**	**2,101**	**2,134**
Cash flows – investing activities			
Additions to property, plant and equipment and internal-use software	(401)	(387)	(310)
Dispositions of property, plant, and equipment	—	1	4
Purchases of businesses, net of cash acquired	(313)	(147)	—
Purchases of investments	(40)	(48)	(59)
All other investing activities – net	(160)	23	(33)
Cash from (used for) investing activities – continuing operations	**(914)**	**(558)**	**(398)**
Cash flows – financing activities			
Net increase (decrease) in borrowings (maturities of 90 days or less)	—	(12)	9
Newly issued debt, net of debt issuance costs (maturities longer than 90 days)	995	2,006	8,198
Repayments and other reductions (maturities longer than 90 days)	(1,418)	(855)	(3)
Dividends paid to stockholders	(55)	(41)	—
Redemption of noncontrolling interests	—	(211)	—
Net transfers (to) from GE	—	(1,317)	(8,934)
Proceeds from stock issued under employee benefit plans	33	34	—
Taxes paid related to net share settlement of equity awards	(93)	(33)	—
All other financing activities – net	(34)	(49)	(92)
Cash from (used for) financing activities – continuing operations	**(573)**	**(478)**	**(822)**
Cash from (used for) operating activities – discontinued operations	(4)	—	(21)
Effect of foreign currency rate changes on cash, cash equivalents, and restricted cash	(77)	(10)	(3)
Increase (decrease) in cash, cash equivalents, and restricted cash	**387**	**1,055**	**890**
Cash, cash equivalents, and restricted cash at beginning of year	2,506	1,451	561
Cash, cash equivalents, and restricted cash at end of year	$ 2,893	$ 2,506	$ 1,451
Supplemental disclosure of cash flows information			
Cash paid during the year for interest	$ (550)	$ (570)	$ —
Non-cash investing activities			
Acquired but unpaid property, plant, and equipment	$ 143	$ 140	$ 136

The accompanying notes are an integral part of these consolidated and combined financial statements.

NOTES TO THE CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND BASIS OF PRESENTATION

ORGANIZATION.

GE HealthCare Technologies Inc. and its subsidiaries ("GE HealthCare," the "Company," "our," "us," or "we") is a trusted partner and leading global healthcare solutions provider, innovating medical technology, pharmaceutical diagnostics, and integrated, cloud-first AI-enabled solutions, services, and data analytics. We operate at the center of the healthcare ecosystem, helping enable precision care by increasing health system capacity, enhancing productivity, digitizing healthcare delivery, and improving clinical outcomes while serving patients' demand for greater efficiency, access, and personalized medicine. Our products, services, and solutions are designed to enable clinicians to make more informed decisions quickly and efficiently, improving patient care from screening and diagnosis to therapy and monitoring.

On January 3, 2023, the General Electric Company, which now operates as GE Aerospace ("GE"), completed the spin-off of GE HealthCare Technologies Inc. (the "Spin-Off"). The Spin-Off was completed through a distribution of approximately 80.1% of the Company's outstanding common stock to holders of record of GE's common stock as of the close of business on December 16, 2022 (the "Distribution"), which resulted in the issuance of approximately 454 million shares of common stock. Prior to the Distribution, the Company issued 100 shares of common stock in exchange for $1.00, all of which were held by GE as of December 31, 2022. As a result of the Distribution, the Company became an independent public company. On April 2, 2024, GE completed the separation of its GE Vernova business into an independent publicly traded company. In the fourth quarter of 2024, GE sold its remaining ownership of the Company's outstanding common stock. Following the share sell-down, GE continues to be reported as a related party due to the nature of our relationship and board member affiliation.

In connection with the Spin-Off, certain adjustments were recorded to reflect transfers from GE, the draw-down of the Term Loan Facility, and settlement of Spin-Off transactions with GE, which resulted in the net reduction in Total equity of $2,849 million. These items substantially consisted of the transfer of: (1) certain pension plan liabilities and assets as described in Note 10, "Postretirement Benefit Plans," (2) certain deferred income taxes as described in Note 11, "Income Taxes," (3) deferred compensation liabilities of $548 million, and (4) employee termination obligations as described in Note 15, "Restructuring Activities."

In connection with the Spin-Off, the Company entered into or adopted several agreements that provide a framework for the relationship between the Company and GE. See Note 19, "Related Parties and Transition Services Agreement" for more information on these agreements and related transactions.

Unless the context otherwise requires, references to "GE HealthCare," "we," "us," "our," and the "Company" refer to (1) GE's healthcare business prior to the Spin-Off as a carve-out business of GE with related combined financial statements and (2) GE HealthCare Technologies Inc. and its subsidiaries following the Spin-Off with related consolidated financial statements.

BASIS OF PRESENTATION.

The consolidated and combined financial statements and corresponding notes (the "financial statements") have been prepared in accordance with United States ("U.S.") generally accepted accounting principles ("U.S. GAAP") and in accordance with the instructions to Form 10-K. In the opinion of management, all adjustments, including normal recurring adjustments, considered necessary for a fair presentation of the Company's financial position and operating results have been included. All intercompany balances and transactions within the Company have been eliminated in the financial statements. Tables throughout this document are presented in millions of U.S. dollars unless otherwise stated and certain columns and rows may not sum due to the use of rounded numbers. Percentages presented are calculated from the underlying whole-dollar amounts.

For the year ended December 31, 2022, which was prior to the Spin-Off, the combined financial statements were derived from the consolidated financial statements and accounting records of GE, including the historical cost basis of assets and liabilities comprising the Company, as well as the historical revenues, direct costs, and allocations of indirect costs attributable to the operations of the Company, using the historical accounting policies applied by GE. The combined financial statements do not purport to reflect what the results of operations, comprehensive income (loss), financial position, or cash flows would have been had the Company operated as a separate, stand-alone entity prior to the Spin-Off.

Certain prior year amounts in the financial statements and notes thereto have been reclassified to conform to the current year presentation, which provides additional detail to readers of the financial statements. Amounts related to current compensation and benefit obligations that were previously reported within the All other current liabilities and All other operating activities – net lines on the Consolidated Statements of Financial Position and Consolidated and Combined Statements of Cash Flows, respectively, have been reclassified to separate lines on the respective financial statements. Additionally on the Consolidated and Combined Statements of Cash Flows, amounts related to purchase of investments previously reported within All other investing activities – net, and amounts related to equity award activity previously reported within All other financing activities – net, have been reclassified to separate lines.

Effective July 1, 2024, Image Guided Therapies ("IGT"), previously part of the Imaging segment, was realigned to the Ultrasound segment to better match its clinical usage and realize stronger business and customer impact by providing the right image guidance in the right care setting. The Ultrasound segment was subsequently renamed Advanced Visualization Solutions ("AVS"). Following this realignment, the Company continues to have four reportable segments: Imaging, AVS, Patient Care Solutions ("PCS"), and Pharmaceutical Diagnostics ("PDx"). These segments have been identified based on the nature of the products sold and how the Company manages its operations. Historical segment financial information presented within this report has been recast to conform to the new reportable segments structure.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ESTIMATES AND ASSUMPTIONS.

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates based on assumptions about current, and for some estimates, future, economic and market conditions, which affect the reported amounts and related disclosures in the financial statements. Estimates are used for, but are not limited to, determining the following: revenue from contracts with customers; recoverability of long-lived assets and inventory; valuation of goodwill and intangible assets; useful lives used in depreciation and amortization; asset retirement obligations; income taxes and related valuation allowances; accruals for contingencies including legal and product warranties; actuarial assumptions used to determine costs of pension and other postretirement benefits; valuation of pension assets; valuation and recoverability of receivables; valuation of derivatives; and valuation of assets acquired, liabilities assumed, and contingent consideration as a result of acquisitions. Actual results could differ from these estimates.

REVENUE RECOGNITION.

Our revenues primarily consist of sales of products and services to customers. Products include equipment, imaging agents, software-related offerings, and upgrades. Services include contractual and stand-by preventative maintenance and corrective services, as well as related parts and labor, extended warranties, training, and other service-type offerings. The Company recognizes revenue from contracts with customers when the customer obtains control of the underlying products or services.

The Company recognizes a contract with a customer when there is a legally enforceable agreement between the Company and its customer, the rights of the parties are identified, the contract has commercial substance, and collectability of the contract consideration is probable. The Company's revenues are measured based on the consideration specified in the contract with each customer net of any sales incentives, discounts, returns, chargebacks, group purchasing organization fees, rebates, or credits, as well as taxes collected from customers that are remitted to government authorities. Our estimates for these deductions, which are accounted for as variable consideration, are based on historical experience and consider current and forecasted market trends. We record these estimated amounts as a reduction to revenue when we recognize the related product or service sales. Payment terms are generally within 12 months. Payment terms within 12 months are not treated as significant financing components.

Contracts for the sale of products and services often include multiple distinct performance obligations, usually involving an upfront deliverable of equipment and future performance obligations such as installation, training, or the future delivery of products or services. If a contract contains more than one performance obligation, the transaction price is allocated to each performance obligation based on relative stand-alone selling price. Stand-alone selling price is obtained from sources such as the separate selling price for that or a similar item if reasonably available. If such evidence is not reasonably available, we use our best estimate of selling price, which is established consistent with the pricing strategy of the Company and considers product configuration, geography, customer type, and other market-specific factors.

Revenue is recognized in the period in which the customer obtains control of the underlying products or services, allowing them the ability to direct the use of, and obtain substantially all of, the remaining benefits of such product or service. This may occur at a point in time or over time. Shipping and handling costs to deliver products to customers are expensed as incurred and recognized within Cost of products or Cost of services in our Consolidated and Combined Statements of Income.

For standard, assurance-type warranties that are provided with products, we estimate the cost that may be incurred during the warranty period and record a liability at the time the revenue is recognized. The provision recorded reflects the estimated costs of replacement and free-of-charge services that will be incurred related to the products sold. Service-type warranties or extended warranties sold with products are considered separate performance obligations. As such, a portion of the overall transaction price is allocated to these performance obligations and recognized in revenue over time, as the performance obligations are satisfied.

The Company capitalizes certain direct incremental costs incurred to obtain a contract, primarily commissions. Costs to obtain a contract are classified within Contract and other deferred assets or All other non-current assets in the Consolidated Statements of Financial Position and are recognized based on the timing of when the Company expects to earn related revenues. Management assesses these costs for impairment based on periodic assessments of recoverability.

Performance Obligations Satisfied at a Point in Time
We primarily recognize revenue from sales of products at the point in time that the customer obtains control, which is generally no earlier than when the customer has physical possession. Where arrangements include customer acceptance provisions based on customer-specified criteria, we recognize revenue when we have concluded that the customer has control of the products, which is typically at the point of acceptance. Our billing terms for these point-in-time product contracts generally coincide with delivery to the customer and customer acceptance; however, periodically, we transfer control of products in advance of billing or we receive customer advances and deposits from customers in advance of transfer of control of products which are recognized as contract assets or contract liabilities, respectively, in the Consolidated Statements of Financial Position. Any differences between the timing of our revenue recognition and customer billings (based on contractual terms) result in changes to our contract asset or contract liability positions.

Performance Obligations Satisfied Over Time
We recognize revenue from the sale of certain service contracts, including preventative maintenance, corrective services, and extended warranties over time on a ratable basis consistent with the nature, timing, and extent of our services, which primarily relate to routine maintenance and as-needed product repairs. Our billing terms for these contracts vary and can occur in advance of or following the period of service; however, we generally invoice periodically as services are provided. The differences between the timing of our revenue recognized and customer billings (based on contractual terms) result in changes to our contract asset or contract liability positions.

See Note 3, "Revenue Recognition" for further information.

CASH, CASH EQUIVALENTS, AND RESTRICTED CASH.

Cash deposits, short-term investments, and high-liquidity mutual funds with original maturities of three months or less are included in Cash, cash equivalents, and restricted cash in the Consolidated Statements of Financial Position. Restricted cash primarily relates to funds restricted in connection with escrow accounts and other contractual and legal restrictions. For the year ended December 31, 2022, which was prior to the Spin-Off, the cash presented in the Consolidated and Combined Statements of Cash Flows represents cash not subject to the GE centralized cash management process. Cash held in commingled accounts with GE, or its affiliates, is presented within Net parent investment in the Consolidated and Combined Statements of Changes in Equity.

See Note 18, "Supplemental Financial Information" for further information.

INVESTMENT SECURITIES.

Publicly traded equity securities for which we do not have the ability to exercise significant influence are recorded at fair value with changes in fair value recognized in Other (income) expense – net in the Consolidated and Combined Statements of Income. Privately held equity securities for which we do not have the ability to exercise significant influence are accounted for using the measurement alternative approach and are recorded at cost less impairment, if any, adjusted to fair value for any observable price changes in orderly transactions for the identical or a similar investment of the same issuer, with changes in the measurement recognized through Other (income) expense – net in the Consolidated and Combined Statements of Income. Equity investments without readily determinable fair value as of December 31, 2024 and 2023 were $176 million and $156 million, respectively. Investment securities are recognized within All other non-current assets in the Consolidated Statements of Financial Position.

EQUITY METHOD INVESTMENTS.

Equity method investments are investments in entities in which we do not have a controlling financial interest, but over which we have significant influence. Equity method investments are assessed for other-than-temporary impairment when events occur or circumstances change that indicate it is more likely than not the fair value of the asset is below its carrying value. Equity method investments are recognized within All other non-current assets in the Consolidated Statements of Financial Position. Our share of the results of equity method investments is recognized within Other (income) expense – net in the Consolidated and Combined Statements of Income.

See Note 18, "Supplemental Financial Information" for further information.

RECEIVABLES.

Amounts due from customers arising from the sales of products and services are recorded at the outstanding amount, less allowances for credit losses, chargebacks, and other credits. We regularly monitor the recoverability of our receivables.

See Note 5, "Receivables" for further information.

FINANCING RECEIVABLES.

Our financing receivables portfolio consists of a variety of loans and leases, including both larger-balance, non-homogeneous loans and leases, and smaller-balance homogeneous loans and leases.

Loans
Loans represent term loans that are collateralized by equipment and other assets. Loans are classified as either held for sale or held for investment ("HFI") based on management's intent and ability to hold the loans for the foreseeable future. Loans where the Company does not have the ability and intent to hold for investment purposes and those where the Company intends to hold for sale in the foreseeable future are accounted for as loans held for sale. Loans held for sale are recorded at the lower of cost or current fair value with any fair value write-down (or change to the write-down) recorded as a valuation allowance through current period earnings in the period in which the change occurs. Loans classified as HFI are recorded at amortized cost.

Investment in Finance Leases
Finance leases include mostly sales-type leases of equipment and represent net unpaid rentals and estimated unguaranteed residual values of leased equipment, less related deferred income and less the allowance for credit losses.

See Note 7, "Leases" for further information on our finance leases and "Allowance for credit losses" below for the Company's policy regarding allowances for credit losses on financing receivables.

Credit Quality Indicators
We manage our financing receivables portfolio using delinquency and nonaccrual data as key performance indicators. We assess the overall quality of the portfolio based on a potential risk of loss measure. The metric incorporates both the borrower's credit quality along with any related collateral protection. Financing receivables are considered past due if default on a contractual principal or interest payment exists for a period of 30 days or more. We stop accruing interest on financing receivables at the earlier of when collection of an account becomes doubtful or the account becomes 90 days past due. Although we stop accruing interest in advance of payments, we recognize income within Other (income) expense – net in the Consolidated and Combined Statements of Income when we determine that the account is returned to accrual status, provided that the amount does not exceed that which would have been earned at the historical effective interest rate.

See Note 6, "Financing Receivables" for further information.

ALLOWANCE FOR CREDIT LOSSES.

When we record customer receivables, contract assets, and financing receivables, we maintain an allowance for credit losses for the current expected credit losses. Each period, the allowance for credit losses is adjusted through earnings to reflect expected credit losses over the remaining lives of the assets. The credit losses are recognized within Selling, general, and administrative ("SG&A") in the Consolidated and Combined Statements of Income. For financing receivables, expected credit losses are calculated based on the gross carrying amount of the financial asset, multiplied by a factor reflecting the probability of default and the loss in the event of default. We routinely evaluate our entire portfolio for potential specific credit or collection issues that might indicate an impairment.

We estimate expected credit losses based on relevant information from past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. When measuring expected credit losses, we pool assets with similar credit risk characteristics. Changes in the relevant information may significantly affect the estimates of expected credit losses.

INVENTORIES.

Inventories are stated at lower of cost or net realizable values. Cost of inventories is determined on a first-in, first-out basis.

Inventories are generally classified as current, however, based on consumption timelines, certain inventories are considered non-current and are recognized, net of related reserves, within All other non-current assets in the Consolidated Statements of Financial Position.

As necessary, we record provisions and write-downs for excess, slow moving, and obsolete inventory. To determine these amounts, we regularly review inventory quantities on hand and compare them to historical utilization and estimates of future product demand, market conditions, and technological developments.

See Note 18, "Supplemental Financial Information" for further information.

PROPERTY, PLANT, AND EQUIPMENT.

Property, plant, and equipment is stated at cost and is depreciated on a straight-line basis over its estimated useful life. Estimated useful lives generally range from 8 to 40 years for buildings, structures and related equipment, 3 to 20 years for machinery and equipment, and 1 to 15 years for leasehold improvements. Repair and maintenance costs are expensed as incurred. Property, plant and equipment is reviewed for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. In such circumstances, assets are tested for impairment based on undiscounted cash flows and, if impaired, written down to estimated fair value based on either discounted cash flows or appraised values.

See Note 18, "Supplemental Financial Information" for further information.

LEASES.

Lessee Arrangements
At lease commencement, we record a lease liability and corresponding right-of-use ("ROU") asset. ROU assets are recognized within Property, plant, and equipment – net and lease liabilities are recognized within All other current liabilities and All other non-current liabilities in the Consolidated Statements of Financial Position. Options to extend a lease are included as part of the ROU lease asset and liability at commencement when it is reasonably certain the Company will exercise the option. We have elected to combine lease and non-lease components in determining our lease liability for all leased assets except our vehicle leases. Non-lease components are generally related to services that the lessor performs for the Company associated with the leased asset. As the Company's leases typically do not provide an implicit rate, the present value of our lease liability is determined using our incremental collateralized borrowing rate at lease commencement for leases that commenced post-Spin-Off and GE's incremental collateralized borrowing rate at lease commencement for leases that commenced pre-Spin-Off. For leases with an initial term of 12 months or less, an ROU asset and lease liability are not recognized, and lease expense is recognized on a straight-line basis over the lease term. Certain of our leases include provisions for variable lease payments which are based on, but not limited to, maintenance, insurance, taxes, index escalations, and usage-based amounts. The Company recognizes variable lease payments not included in its lease liabilities in the period in which the obligation for those payments is incurred. We review ROU assets for impairment annually or when events occur or circumstances change that indicate that the asset may be impaired.

Lessor Arrangements
Equipment leased to others under operating leases is recognized within Property, plant, and equipment – net in the Consolidated Statements of Financial Position. Leases classified as sales-type leases or direct finance leases are recognized within All other current assets and All other non-current assets, respectively, in the Consolidated Statements of Financial Position. The terms of the related contracts, including the proportion of fixed versus variable payments and any options to shorten or extend the lease term or purchase the underlying asset, vary by customer.

See Note 6, "Financing Receivables" and Note 7, "Leases" for further information.

GOODWILL AND OTHER INTANGIBLE ASSETS.

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in a business combination. We test goodwill for impairment at the reporting unit level annually in the fourth quarter of each year as of October 1st, or more frequently when an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value.

When testing goodwill for impairment, the Company may first assess qualitative factors. If an initial qualitative assessment identifies that it is more likely than not that the fair value of a reporting unit is less than its carrying value, additional quantitative testing is performed. The Company may also elect to skip the qualitative testing and proceed directly to the quantitative testing. If the quantitative testing indicates that goodwill is impaired, an impairment charge is recognized based on the difference between the reporting unit's carrying value and its fair value. When performing a quantitative test, the market approach is typically used for estimating the fair values for our reporting units. Under the market approach, we estimate the fair value based on market multiples of earnings derived from comparable publicly traded companies with operating and investment characteristics similar to the reporting unit. Depending on the specific reporting unit circumstances, we may also consider performing a valuation based on an income approach. It is reasonably possible that the judgments and estimates used could change in future periods.

In-process research and development ("IPR&D") acquired as part of a business acquisition is capitalized at fair value when acquired and is considered an indefinite-lived intangible asset. We test indefinite-lived intangible assets for impairment annually in the third quarter of each year or when events occur or circumstances change that indicate it is more likely than not the fair value of the asset is below its carrying value. When testing IPR&D for impairment, the Company may first assess qualitative factors. If an initial qualitative assessment identifies that it is more likely than not that the fair value of the IPR&D is less than its carrying value, additional quantitative testing is performed. The Company may also elect to skip the qualitative testing and proceed directly to the quantitative testing. If the quantitative testing indicates that the IPR&D is impaired, an impairment charge is recognized based on the difference between the IPR&D's carrying value and its fair value. When the IPR&D project is complete, the asset is considered a finite-lived intangible asset and subject to an impairment test at that date. Thereafter, the resulting asset is amortized over its estimated useful life and is subject to impairment assessments in the same manner as all amortizing intangible assets.

For other intangible assets that are not deemed indefinite-lived, the cost of the intangible asset is amortized on a straight-line basis over the asset's estimated useful life. Amortizable intangible assets are reviewed for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. In such circumstances, they are tested for impairment based on undiscounted cash flows and, if impaired, written down to estimated fair value based on either discounted cash flows or appraised values.

Internal-use software is software that is developed, purchased, or modified to meet internal needs and for which no substantive plan exists to sell, lease, or otherwise market the software externally. All costs associated with project tasks classified in the preliminary project development or post-implementation/operation stage are expensed as incurred. Capitalization of application development stage costs begins after both of the following occur: (1) the preliminary project development stage is completed and (2) management authorizes and commits to funding the software project and it is probable that the project will be completed and the software will be used for the purpose for which it was intended. Capitalization ceases when the project is substantially complete. Capitalized amounts are recognized within Other intangible assets – net in the Consolidated Statements of Financial Position and are amortized on a straight-line basis over the asset's estimated useful life.

External use software relates to software that is (1) intended to be sold, licensed, or marketed to our customers or (2) embedded and integral to our tangible products for which research and development ("R&D") has been completed. Costs that are related to the conceptual formulation and design of software are expensed as incurred. Costs that are incurred after technological feasibility has been established until general release of the product are capitalized as an intangible asset and recognized within Other intangible assets – net in the Consolidated Statements of Financial Position. Capitalized costs for software to be sold, leased, or otherwise marketed are amortized on an individual product basis using straight-line amortization over the estimated useful life of the product. The Company performs regular reviews to assess whether unamortized capitalized external use software program costs remain recoverable through future revenue.

See Note 8, "Acquisitions, Goodwill, and Other Intangible Assets" for further information.

DERIVATIVES AND HEDGING.

We use derivative contracts to reduce the volatility of earnings and cash flows associated with risks related to foreign currency exchange rates, interest rates, equity prices, and commodity prices. Our policy is to use derivatives solely for managing risks and not for speculative purposes.

We employ the following hedge types: (1) cash flow hedges of foreign currency risk associated with third-party and intercompany foreign currency-denominated forecasted transactions and firm commitments, (2) net investment hedges of foreign currency risk associated with investments in foreign operations, (3) fair value hedges of interest rate risk associated with long-term borrowings, and (4) economic hedges not designated as qualifying hedging relationships of foreign currency risk associated with monetary assets and liabilities, including intercompany balances, equity price risk, and commodity price risk.

For net investment hedges, changes in the fair value of the components of the hedging derivatives excluded from the assessment of hedge effectiveness are deferred and amortized to earnings in the Consolidated and Combined Statements of Income using a systematic and rational method over the life of the derivative transaction.

Contracts that do not in their entirety meet the definition of a derivative instrument and are not measured at fair value may contain embedded features affecting some or all of the cash flows or value of other exchanges that would otherwise be considered derivatives when assessed separately from the host contract. Such embedded features are separated from the host contract and accounted for as a derivative measured at fair value if their economic characteristics and risks are not clearly and closely related to those of the host contract.

See Note 13, "Financial Instruments and Fair Value Measurements" for further information.

INCOME TAXES.

For the year ended December 31, 2022, which was prior to the Spin-Off, the Company's income tax provision was determined using the separate return method. As a result, actual amounts included in the consolidated financial statements of GE related to the Company may differ from the amounts included in our financial statements. For post Spin-Off periods we file tax returns on our own behalf, and our deferred taxes and actual income tax rate may differ from those in the historical pre Spin-Off periods.

Uncertain tax positions that meet the more likely than not recognition threshold are included in the financial statements. Such uncertain tax positions are measured at the largest amount of benefit that the Company believes has a greater than 50% likelihood of realization upon settlement. Our policy is to adjust these reserves when facts and circumstances change, such as the change in the technical merit of a position, an uncertain tax position is effectively settled with the relevant taxing authority, or the statute of limitations has expired. Penalties and interest related to income tax matters are recognized within Benefit (provision) for income taxes in the Consolidated and Combined Statements of Income.

Deferred income tax balances reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their respective tax basis, as well as net operating loss and tax credit carryforwards. The deferred income tax balances are stated at enacted tax rates expected to be in effect when those taxes are paid or recovered. Deferred income tax assets represent amounts available to reduce income taxes payable on taxable income in future years. We evaluate the recoverability of these future tax deductions and credits considering all available positive and negative evidence, including the impact of the Tax Matters Agreement with GE, specifically assessing the adequacy of future expected taxable income from all sources, including reversal of existing taxable temporary differences, forecasted operating earnings, taxable income in prior carryback years, if applicable, and available tax planning strategies. To the extent we consider it more likely than not that a deferred tax asset will not be recovered, a valuation allowance is established to reduce its carrying value to the amount that is more likely than not to be realized. Deferred taxes are provided for the outside basis difference of certain investments in non-U.S. affiliates and associated companies based upon our evaluation of the undistributed earnings of such entities if the permanently reinvested assumption cannot be made.

See Note 11, "Income Taxes" for further information.

POSTRETIREMENT BENEFIT PLANS.

Prior to the Spin-Off, GE sponsored plans were accounted for as multiemployer plans. Therefore, the Combined Statement of Income reflects a proportionate allocation of net periodic benefit costs for the multiemployer plans associated with the Company for the year ended December 31, 2022.

In connection with the Spin-Off, on January 1, 2023, GE HealthCare assumed a portion of former GE pension and other postretirement obligations and assets. The pension and other postretirement obligations assumed relate to benefits owed to current GE HealthCare employees, former GE HealthCare employees, and certain GE legacy plan participants. As of January 1, 2023, GE HealthCare established the assumed pension plans as single-employer plans, but continued to participate in legacy GE multiple-employer postretirement benefit plans sponsored by GE. On January 1, 2024, we transitioned from the legacy GE multiple-employer postretirement benefit plans to a GE HealthCare sponsored single-employer postretirement benefit plan. This change did not have an impact on our results of operations or financial position. Management accounts for the pension and postretirement plans as defined benefit plans.

We measure our plan assets at fair value and categorize plan assets for disclosure purposes in accordance with the fair value hierarchy. Certain assets for which the fair value is measured using the net asset value ("NAV") per share (or its equivalent) as a practical expedient are excluded from the fair value hierarchy. The components of net periodic benefit costs, other than the service cost component, are recognized within Non-operating benefit (income) costs in the Consolidated and Combined Statements of Income for plans sponsored by the Company.

We engage third-party actuaries to assist in the determination of benefit obligations and related net periodic benefit costs. We develop significant long-term assumptions, including discount rates and the expected rate of return on assets in connection with our pension accounting. In the fourth quarter of each fiscal year and whenever a plan is determined to qualify for a remeasurement, we recognize differences between expected long-term return on plan assets and actual returns, and net actuarial gains and losses for the pension plan liabilities within the Consolidated and Combined Statements of Comprehensive Income (Loss).

We amortize gains and losses, as well as the effects of changes in actuarial assumptions and plan provisions, that exceed 10% of the greater of the market related value of plan assets or benefit obligations, determined as of the beginning of the year. The period over which gains and losses are amortized to earnings is generally over the average remaining life expectancy of plan participants.

See Note 10, "Postretirement Benefit Plans" for further information.

LOSS CONTINGENCIES.

Loss contingencies are uncertain and unresolved matters that arise in the ordinary course of business and result from events that have the potential to result in a future loss. Such contingencies include, but are not limited to, product warranties, claims, litigation, environmental obligations, regulatory investigations and proceedings, product quality, and losses resulting from other events and developments. When a loss is considered probable and reasonably estimable, we record a liability in the amount of our best estimate for the loss. When there appears to be a range of possible losses with equal likelihood, liabilities are based on the low end of such range. Disclosure is provided for material loss contingencies when a loss is probable and an estimate can be made, when a loss is probable but a reasonable estimate cannot be made, and when it is reasonably possible that a loss will be incurred or the amount of a loss will exceed the recorded provision. We regularly review contingencies to determine whether the likelihood of loss has changed and to assess whether a reasonable estimate of the loss or range of loss can be made. Legal costs incurred in connection with loss contingencies are expensed as incurred.

See Note 14, "Commitments, Guarantees, Product Warranties, and Other Loss Contingencies" for further information.

SUPPLY CHAIN FINANCE PROGRAMS.

The Company participates in voluntary supply chain finance programs which provide participating suppliers the opportunity to sell their GE HealthCare receivables to third parties at the sole discretion of both the suppliers and the third parties. We evaluate supply chain finance programs to ensure the use of a third-party intermediary to settle our trade payables does not change the nature, existence, amount, or timing of our trade payables and does not provide the Company with any direct economic benefit. If any characteristics of the trade payables change or we receive a direct economic benefit, we reclassify the trade payables to borrowings. In connection with the supply chain finance programs, payment terms normally range from 30 to 180 days, depending on the underlying supplier agreements.

See Note 18, "Supplemental Financial Information" for further information.

FAIR VALUE MEASUREMENTS.

The following sections describe the valuation methodologies we use to measure financial and non-financial instruments at fair value including certain assets within our postretirement benefit plans. Observable inputs for fair value measurements reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. These inputs establish the following fair value hierarchy:

- Level 1 — Quoted prices for identical instruments in active markets.

- Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

- Level 3 — Significant inputs to the valuation model are unobservable.

See Note 13, "Financial Instruments and Fair Value Measurements" for further information.

RECURRING FAIR VALUE MEASUREMENTS.

For financial assets and liabilities measured at fair value on a recurring basis, primarily money market funds, investment securities, derivatives, and contingent consideration, fair value is the price we would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for the identical assets or liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.

Money Market Funds
Money market funds are valued using pricing information from the fund managers, quoted on a daily basis, and are considered Level 2 inputs.

Investment Securities
Publicly traded equity securities are valued using Level 1 quoted price inputs.

Derivatives
The majority of our derivatives are valued using model-derived offers received from financial institutions for similar over-the-counter instruments without an active market or internal models. The models maximize observable inputs including interest rates and both forward and spot prices for currencies and commodities. As of December 31, 2024 and 2023, foreign currency contracts, interest rate contracts, commodity exchange contracts, embedded derivatives, and the equity-linked total return swap were valued using Level 2 inputs.

Contingent Consideration
When an acquisition involves a contingent consideration arrangement, we record on the date of acquisition a liability for the fair value of the estimated additional consideration we may be obligated to pay in the future. The fair value is based upon estimates of future financial projections under various potential scenarios using a probability-weighted expected payment model discounted to present value. The estimates used to determine the fair value are subject to significant judgment and as such are considered Level 3 inputs. We subsequently remeasure such liabilities at the end of each reporting period and record changes in the fair value within SG&A in the Consolidated and Combined Statements of Income.

Investments in Private Equity, Real Estate and Collective Funds held within our Postretirement Benefit Plans
Most investments are generally valued using the NAV per share as a practical expedient for fair value provided certain criteria are met. The NAVs are determined based on the fair values of the underlying investments in the funds. Investments that are measured at fair value using the NAV practical expedient are not required to be classified in the fair value hierarchy. Investments classified within Level 3 primarily relate to real estate and private equities which are valued using unobservable inputs, primarily by discounting expected future cash flows, using comparative market multiples, third-party pricing sources, or a combination of these approaches as appropriate. See Note 10, "Postretirement Benefit Plans" for further information.

Debt Securities held within our Postretirement Benefit Plans
When available, we use quoted market prices to determine the fair value of debt securities which are Level 1 inputs. For our remaining debt securities, we obtain pricing information from an independent pricing vendor. The inputs and assumptions to the pricing vendor's models are derived from market observable sources including benchmark yields, reported trades, broker/dealer quotes, issuer spreads, benchmark securities, bids, offers and other market-related data. These investments are classified within Level 2. See Note 10, "Postretirement Benefit Plans" for further information.

There were no transfers between Levels 1, 2, and 3 of the fair value hierarchy during the years ended December 31, 2024, 2023, and 2022. See Note 13, "Financial Instruments and Fair Value Measurements" for further information.

NON-RECURRING FAIR VALUE MEASUREMENTS.

Certain assets and liabilities are measured at fair value on a non-recurring basis. These items may include financing receivables and long-lived assets reduced to fair value upon classification as held for sale and impaired equity method investments and long-lived assets, which, when written down to fair value upon an impairment, are not subsequently adjusted to fair value unless further impairment occurs. The following sections describe the valuation methodologies the Company uses to measure these assets not measured on a recurring fair value basis.

Equity Method Investments
Equity method investments are initially recorded at cost and are adjusted in each period for the Company's share of the investee's income or loss and dividends paid. In instances of impairment, equity method investments are written down to fair value using market observable data such as quoted prices when available. When market observable data is unavailable, investments are valued using either a discounted cash flow model, comparative market multiples, third-party pricing sources, or a combination of these approaches, as appropriate. These investments are generally valued using Level 3 inputs.

Equity Investments Without Readily Determinable Fair Value
Equity investments without readily determinable fair value, subject to a policy choice on a transaction-by-transaction basis, are accounted for under the measurement alternative at cost less impairment and adjusted to fair value for any observable price changes in orderly transactions for the identical or a similar investment of the same issuer. In the instance of impairment, if any, equity investments are adjusted to fair value using market observable data if available. If market observable data is not available, fair values are estimated using discounted cash flow models, comparative market multiples, or a combination of these approaches using Level 3 inputs.

Financing Receivables
We generally use market data, including pricing on recently closed market transactions, to value financing receivables that are held for sale. Such financing receivables are valued using Level 2 inputs. When the data is unobservable, we use valuation methodologies based on current market interest rate data adjusted for inherent credit risk. Such financing receivables are valued using Level 3 inputs.

Long-Lived Assets
Fair values of long-lived assets are primarily developed internally and are corroborated by available external appraisal information, as applicable. These assets are generally valued using Level 3 inputs.

FOREIGN CURRENCY.

We have determined that the functional currency for many of our international operations is the local currency, and for other international operations the functional currency is the USD. The basis of this determination is the currency in which each of the international operations primarily generates and expends cash. When the functional currency is not the USD, asset and liability accounts are translated at period-end exchange rates. The Company translates functional currency income and expense amounts to their USD equivalents using average exchange rates for the period. These translation gains and losses are recognized within Accumulated other comprehensive income (loss) – net ("AOCI") in the Consolidated Statements of Financial Position.

Gains and losses from foreign currency transactions, such as those resulting from the settlement of monetary items in the non-functional currency and those resulting from remeasurements of monetary items, are included in Cost of products, Cost of services, SG&A, and R&D in the Consolidated and Combined Statements of Income, depending on the underlying nature of the item. Net gains (losses) from foreign currency transactions were $16 million, $16 million, and $(88) million for the years ended December 31, 2024, 2023, and 2022, respectively.

BUSINESS COMBINATIONS.

Our financial statements include the operations of acquired businesses from the date of acquisition. The Company accounts for acquired businesses using the acquisition method of accounting in accordance with U.S. GAAP, which requires that assets acquired and liabilities assumed be recognized at their estimated fair values as of the acquisition date. When we acquire the remaining equity ownership of a company in which we hold an equity interest, we remeasure our equity interest to fair value. Any excess of the purchase price over the assigned values of the net assets acquired is recorded as Goodwill. Transaction costs are expensed as incurred. For those arrangements that involve potential future contingent consideration, on the date of acquisition we record a liability equal to the fair value of the estimated additional consideration we may be obligated to pay in the future.

See Note 8, "Acquisitions, Goodwill, and Other Intangible Assets" and Note 13, "Financial Instruments and Fair Value Measurements" for further information.

DISCONTINUED OPERATIONS.

Certain of our operations have been presented as discontinued. We present businesses whose disposal represents a strategic shift that has, or will have, a major effect on our operations and financial results as discontinued operations when the components meet the criteria for held for sale, are sold, or are spun-off. Presentation as discontinued operations is consistent for all periods presented.

RESTRUCTURING COSTS.

We record liabilities for costs associated with exit or disposal activities in the period in which the liability is incurred. Employee termination costs are accrued when the restructuring actions are probable and estimable. Costs for one-time termination benefits in which the employee is required to render service until termination in order to receive the benefits are recognized ratably over the future service period.

See Note 15, "Restructuring Activities" for further information.

RESEARCH AND DEVELOPMENT.

The Company conducts R&D activities to create new products, develop new applications for existing products, and enhance existing products. Clinical study and certain research costs are recognized over the service periods specified in the contracts and adjusted as necessary based upon an ongoing review of the level of effort and costs actually incurred. R&D costs are expensed as incurred.

In certain instances, R&D activities may be funded by third parties, including government entities. These R&D funding arrangements may include upfront payments, R&D cost sharing payments, and future milestone payments that may be based upon the occurrence of future R&D or commercialization events. Payments received as part of the R&D funding arrangements are generally presented as an offset to R&D expense.

COLLABORATIVE ARRANGEMENTS.

We enter into collaborative arrangements primarily related to development of new products. A collaborative arrangement is a contractual arrangement that involves two or more parties who are active participants in the activity, and are exposed to significant risks and rewards dependent on the commercial success of the activity. The assessment for a collaborative arrangement is performed throughout the life of the arrangement based on changes in the responsibilities of all parties. Amounts that are owed by collaboration partners related to R&D activities are generally presented as an offset to R&D expense.

See Note 18, "Supplemental Financial Information" for further information.

ACCOUNTING CHANGES.

Accounting Standards Codification ("ASC") Topic 740, *Income Taxes*, provides that interest related to unrecognized income tax benefits may either be classified as income tax expense or interest expense in the consolidated statements of operations. In the first quarter of 2023, the Company changed its accounting policy for presentation of interest expense on uncertain tax positions. The interest was previously presented within Interest and other financial charges – net and has changed to being presented within Benefit (provision) for income taxes. The Company believes this presentation is preferable because the cost is related to income tax matters and this presentation enhances comparability with our peers. The effects of the change in accounting have been prospectively applied to periods beginning in the first quarter of 2023 and were not material to any previously reported periods prior to March 31, 2023.

Recent Accounting Pronouncements Reflected in These Consolidated and Combined Financial Statements
In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2023-07 ("ASU 2023-07"), *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*. ASU 2023-07 requires annual and interim disclosures that are expected to improve reportable segment disclosures, primarily through enhanced disclosures about significant segment expenses. The provisions of ASU 2023-07 are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company adopted ASU 2023-07 for the year ended December 31, 2024, retrospectively applied to all prior periods presented in the financial statements. See Note 4, "Segment and Geographical Information" for further information.

Other Recent Accounting Pronouncements
In December 2023, the FASB issued ASU No. 2023-09 ("ASU 2023-09"), *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. ASU 2023-09 addresses investor requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This update also includes certain other amendments to improve the effectiveness of income tax disclosures. The provisions of ASU 2023-09 are effective for annual periods beginning after December 15, 2024, with early adoption permitted. We are currently evaluating the effect that ASU 2023-09 will have on the disclosures in our notes to the financial statements.

In November 2024, the FASB issued ASU No. 2024-03 ("ASU 2024-03"), *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*. ASU 2024-03 addresses investor requests for more transparency about expense information through the disaggregation of relevant expense captions in the notes to the financial statements. The provisions of ASU 2024-03 are effective for fiscal years beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. We expect the adoption to impact disclosures in our notes to the financial statements.

NOTE 3. REVENUE RECOGNITION

CONTRACT AND OTHER DEFERRED ASSETS.

Contract assets reflect revenue recognized on contracts with customers in excess of billings based on contractual terms. Contract assets are classified as current or non-current based on the amount of time expected to lapse until the Company's right to consideration becomes unconditional. Other deferred assets consist of costs to obtain contracts, primarily commissions, other cost deferrals for shipped products, and deferred service, labor, and direct overhead costs.

	As of	
	December 31, 2024	December 31, 2023
Contract assets	$ 589	$ 600
Other deferred assets	385	400
Contract and other deferred assets	**974**	**1,000**
Non-current contract assets[1]	103	72
Non-current other deferred assets[1]	105	96
Total contract and other deferred assets	**$ 1,183**	**$ 1,168**

(1) Non-current contract and other deferred assets are recognized within All other non-current assets in the Consolidated Statements of Financial Position.

Capitalized costs to obtain a contract were $217 million and $213 million as of December 31, 2024 and 2023, respectively. Generally, these costs are recognized within two years of being capitalized. When recognized, the costs to obtain a contract are recorded within SG&A in the Consolidated and Combined Statements of Income.

CONTRACT LIABILITIES.

Contract liabilities include customer advances and deposits received when orders are placed and billed in advance of completion of performance obligations. Contract liabilities are classified as current or non-current based on the periods over which these remaining performance obligations are expected to be satisfied with our customers.

As of December 31, 2024 and 2023, contract liabilities were approximately $2,629 million and $2,623 million, respectively, of which the non-current portion of $686 million and $705 million, respectively, was recognized in All other non-current liabilities in the Consolidated Statements of Financial Position. Revenue recognized related to the contract liabilities balance at the beginning of the year was approximately $1,585 million and $1,554 million for the years ended December 31, 2024 and 2023, respectively.

REMAINING PERFORMANCE OBLIGATIONS.

Remaining performance obligations ("RPO") represents the estimated revenue expected from customer contracts that are partially or fully unperformed inclusive of amounts deferred in contract liabilities, excluding contracts, or portions thereof, that provide the customer with the right to cancel or terminate without incurring a substantive penalty.

	As of	
	December 31, 2024	December 31, 2023
Products	$ 4,755	$ 4,930
Services	9,737	9,725
Total RPO	**$ 14,491**	**$ 14,655**

We expect to recognize substantially all of the revenue for our product-related RPO within two years and services-related RPO within five years.

NOTE 4. SEGMENT AND GEOGRAPHICAL INFORMATION

Effective July 1, 2024, Image Guided Therapies, previously part of the Imaging segment, was realigned to the Ultrasound segment. The Ultrasound segment was subsequently renamed Advanced Visualization Solutions. Following this realignment, the Company continues to have four reportable segments: Imaging, AVS, PCS, and PDx. Historical segment financial information presented within this report has been recast to conform to the new reportable segments structure.

The Company's organizational structure is based upon the availability of separate financial information that is evaluated regularly by the Company's Chief Operating Decision Maker ("CODM") for the purpose of assessing performance and allocating resources. The Company's CODM is its Chief Executive Officer. These segments have been identified based on the nature of the products sold and how the Company manages its operations. We have not aggregated any of our operating segments to form reportable segments. A description of our reportable segments has been provided in Item 1, "Business" of this Annual Report on Form 10-K.

The CODM assesses segment performance using Total revenues and an earnings metric defined as "Segment EBIT." Segment EBIT is calculated as income before income taxes in our Consolidated and Combined Statements of Income excluding the impact of the following: Interest and other financial charges – net, Non-operating benefit (income) costs, restructuring costs, acquisition and disposition-related benefits (charges), gain (loss) on business and asset dispositions, Spin-Off and separation costs, amortization of acquisition-related intangible assets, and investment revaluation gain (loss). Segment EBIT is also used in the annual budget and periodic forecasting processes and informs the CODM in decision making regarding the allocation of resources to the segments.

Total Revenues by Segment

	For the years ended December 31					
		2024		2023		2022
Total Imaging	$	8,855	$	8,944	$	8,395
AVS:						
Procedural Guidance		2,711		2,666		2,327
Specialized Ultrasound		2,420		2,428		2,685
Total AVS		5,131		5,094		5,012
PCS:						
Monitoring Solutions		2,194		2,283		2,092
Life Support Solutions		931		859		824
Total PCS		3,125		3,142		2,916
Total PDx		2,508		2,306		1,958
Other[1]		52		66		60
Total revenues	$	19,672	$	19,552	$	18,341

(1) Financial information not presented within the reportable segments, shown within the Other category, represents HealthCare Financial Services ("HFS") which does not meet the definition of an operating segment.

No single customer accounted for more than 10% of the Company's revenues for the years ended December 31, 2024, 2023, or 2022. Additionally, no single customer accounted for more than 10% of accounts receivable as of December 31, 2024 or 2023.

Significant Expenses by Segment

	For the years ended December 31					
		2024		2023		2022
Imaging:						
Cost of sales	$	5,623	$	5,901	$	5,660
Other segment items[1]		2,270		2,222		1,955
Total Imaging	$	7,893	$	8,123	$	7,615
AVS:						
Cost of sales	$	2,485	$	2,485	$	2,472
Other segment items[1]		1,528		1,485		1,312
Total AVS	$	4,014	$	3,970	$	3,784
PCS:						
Cost of sales	$	1,930	$	1,890	$	1,839
Other segment items[1]		848		869		736
Total PCS	$	2,778	$	2,759	$	2,575
PDx:						
Cost of sales	$	1,236	$	1,192	$	1,005
Other segment items[1]		490		497		433
Total PDx	$	1,725	$	1,689	$	1,438

(1) Other segment items for each segment includes selling, general, administrative, research, and development related expenses, as well as other segment income and expenses.

Segment EBIT	For the years ended December 31		
	2024	2023	2022
Segment EBIT			
Imaging	$ 962	$ 821	$ 780
AVS	1,118	1,124	1,228
PCS	347	383	341
PDx	783	617	520
Other[(1)]	2	11	(8)
	3,211	**2,956**	**2,861**
Restructuring costs	(120)	(54)	(146)
Acquisition and disposition-related benefits (charges)	(3)	15	34
Gain (loss) on business and asset dispositions	—	—	1
Spin-Off and separation costs	(251)	(270)	(14)
Amortization of acquisition-related intangible assets	(137)	(127)	(121)
Investment revaluation gain (loss)	(22)	1	(31)
Interest and other financial charges – net	(504)	(542)	(77)
Non-operating benefit income (costs)	406	382	5
Income before income taxes	**$ 2,581**	**$ 2,361**	**$ 2,512**

(1) Financial information not presented within the reportable segments, shown within the Other category, primarily represents HFS which does not meet the definition of an operating segment.

The following table represents the depreciation and amortization amounts reported within the Segment EBIT metric for our reportable segments. Depreciation and amortization expense related to shared property, plant, and equipment and intangibles, exclusive of acquisition-related intangible assets, has been fully allocated to our segments and those allocations are reflected in the amounts presented in the table below. These amounts are included within Cost of sales and Other segment items disclosed in the Significant Expenses by Segment table above.

Depreciation and Amortization by Segment	For the years ended December 31		
	2024	2023	2022
Imaging	$ 249	$ 274	$ 282
AVS	78	90	105
PCS	55	69	73
PDx	55	45	45

The Company does not report total assets by segment as the Company's CODM does not assess performance, make strategic decisions, or allocate resources based on assets.

GEOGRAPHIC INFORMATION.

Revenues are classified according to the country in which products and services are sold.

Total Revenues by Country	For the years ended December 31		
	2024	2023	2022
United States	$ 8,617	$ 8,228	$ 7,819
China	2,135	2,560	2,325
All other countries	8,919	8,764	8,197
Total revenues	**$ 19,672**	**$ 19,552**	**$ 18,341**

Long-lived assets represent Property, plant, and equipment – net and are classified according to the country where the asset is located.

Long-Lived Assets – Net by Country

	As of	
	December 31, 2024	December 31, 2023
United States	$ 908	$ 913
China	392	391
Norway	296	286
All other countries	955	910
Total long-lived assets – net	**$ 2,550**	**$ 2,500**

NOTE 5. RECEIVABLES

Current Receivables

	As of	
	December 31, 2024	December 31, 2023
Current customer receivables[1]	**$ 3,382**	**$ 3,339**
Non-income based tax receivables	155	166
Other sundry receivables	131	118
Current sundry receivables	**286**	**284**
Allowance for credit losses	(103)	(98)
Total current receivables – net	**$ 3,564**	**$ 3,525**

(1) Chargebacks, which are primarily related to our PDx business, are generally settled through issuance of credits, typically within one month of initial recognition, and are recorded as a reduction to current customer receivables. Balances related to chargebacks were $153 million and $144 million as of December 31, 2024 and 2023, respectively.

Activity in the allowance for credit losses related to current receivables consisted of the following:

	For the years ended December 31		
	2024	2023	2022
Balance at beginning of period	**$ 98**	**$ 91**	**$ 107**
Additions charged to costs and expenses	20	16	2
Write-offs	(12)	(11)	(13)
Foreign currency exchange and other	(2)	2	(5)
Balance at end of period	**$ 103**	**$ 98**	**$ 91**

Long-Term Receivables

	As of	
	December 31, 2024	December 31, 2023
Long-term customer receivables	**$ 59**	**$ 55**
Non-income based tax receivables	20	26
Other sundry receivables	68	73
Long-term sundry receivables	**88**	**99**
Allowance for credit losses[1]	(5)	(30)
Total long-term receivables – net[2]	**$ 142**	**$ 124**

(1) For the year ended December 31, 2024, the decrease in the Allowance for credit losses is driven by a $25 million write-off of a long-term receivable that was fully reserved as of December 31, 2023. Write-offs of long-term receivables were not material for the year ended December 31, 2023.
(2) Long-term receivables are recognized within All other non-current assets in the Consolidated Statements of Financial Position.

NOTE 6. FINANCING RECEIVABLES

Current and Non-current Financing Receivables

	As of	
	December 31, 2024	December 31, 2023
Loans receivable, at amortized cost	$ 23	$ 29
Investment in finance leases, net of deferred income	69	71
Allowance for credit losses	(2)	(3)
Current financing receivables – net[1]	**90**	**97**
Loans receivable, at amortized cost	35	37
Investment in finance leases, net of deferred income	152	146
Allowance for credit losses	(4)	(5)
Non-current financing receivables – net[1]	$ 183	$ 178

(1) Current financing receivables and non-current financing receivables are recognized within All other current assets and All other non-current assets, respectively, in the Consolidated Statements of Financial Position.

As of December 31, 2024, 4%, 4%, and 3% of financing receivables were over 30 days past due, over 90 days past due, and on nonaccrual, respectively, with the majority of nonaccrual financing receivables secured by collateral. As of December 31, 2023, 5%, 5%, and 6% of financing receivables were over 30 days past due, over 90 days past due, and on nonaccrual, respectively, with the majority of nonaccrual financing receivables secured by collateral.

NOTE 7. LEASES

OPERATING LEASES.

As a lessee, the Company leases certain logistics, office, and manufacturing facilities, as well as vehicles and other equipment. Certain of the Company's leases may include options to extend. Our ROU operating lease assets are recognized within Property, plant, and equipment – net in the Consolidated Statements of Financial Position. Our operating lease liabilities are recognized within All other current liabilities and All other non-current liabilities in the Consolidated Statements of Financial Position, as detailed below.

Operating Lease Assets and Liabilities

	As of	
	December 31, 2024	December 31, 2023
Operating lease ROU assets	**$ 364**	**$ 356**
Current operating lease liabilities	115	110
Non-current operating lease liabilities	270	273
Total operating lease liabilities	**$ 385**	**$ 383**

Operating Lease Expense

	For the years ended December 31		
	2024	2023	2022
Long-term (fixed)	$ 134	$ 121	$ 115
Long-term (variable)	120	106	98
Short-term	4	2	4
Total operating lease expense	**$ 258**	**$ 229**	**$ 217**

Maturity of Lease Liabilities

	2025	2026	2027	2028	2029	Thereafter	Total
Undiscounted lease payments	$ 129	$ 113	$ 77	$ 40	$ 24	$ 41	$ 425
Less: imputed interest							40
Total lease liability as of December 31, 2024							**$ 385**

Supplemental Information Related to Operating Leases

	For the years ended December 31		
	2024	**2023**	**2022**
Operating cash flows used for operating leases	$ 138	$ 130	$ 113
Right-of-use assets obtained in exchange for new lease liabilities	147	154	98
Weighted-average remaining lease term (in years)	4.4	4.7	4.4
Weighted-average discount rate	4.5 %	4.4 %	3.8 %

FINANCE LEASES.

The Company leases equipment manufactured or sold by the Company to customers through sales-type leases. Sales-type leases are included in financing receivables and are recognized within All other current assets and All other non-current assets in the Consolidated Statements of Financial Position.

Finance lease income was $14 million, $13 million, and $12 million for the years ended December 31, 2024, 2023, and 2022, respectively, and is recognized within Other (income) expense – net in the Consolidated and Combined Statements of Income.

Net Investment in Finance Leases

	As of	
	December 31, 2024	**December 31, 2023**
Minimum lease payments receivable	$ 242	$ 236
Less: deferred income	(31)	(30)
Discounted lease receivable	211	206
Estimated unguaranteed residual value of leased assets, net of deferred income	10	11
Investment in finance leases, net of deferred income	**$ 221**	**$ 217**

Contractual Maturities

Due In	2025	2026	2027	2028	2029	Thereafter	Total
Minimum lease payments receivable	$ 77	$ 61	$ 38	$ 27	$ 17	$ 22	$ 242

We expect actual maturities to differ from contractual maturities, primarily as a result of prepayments.

NOTE 8. ACQUISITIONS, GOODWILL, AND OTHER INTANGIBLE ASSETS

PROPOSED ACQUISITION.

On December 1, 2024, we announced an agreement to acquire the remaining stake in the Nihon Medi-Physics Co., Ltd ("NMP") equity method investment to assume full ownership. NMP is a leading pharmaceutical manufacturer in Japan, focused on radiopharmaceuticals, which are used to enable clinical images across neurology, cardiology, and oncology procedures, as well as nonclinical and clinical development of radiotracers and theranostics research. Their product portfolio includes several GE HealthCare radiopharmaceuticals. The transaction is expected to close in early 2025, subject to customary closing conditions, including regulatory approval.

ACQUISITIONS.

MIM Software
On April 1, 2024, the Company acquired 100% of the stock of MIM Software Inc. ("MIM Software") for approximately $259 million, net of cash acquired of $11 million, and potential contingent payments valued at $13 million pertaining to achievement of certain milestones, for a total preliminary purchase price of $283 million. The acquisition included up to $23 million of other contingent payments based on service requirements. The acquisition was funded with cash on hand. This transaction was accounted for as a business combination. The preliminary purchase price allocation resulted in goodwill of $194 million, customer-related intangible assets of $52 million, developed technology intangible assets of $48 million, net deferred tax liabilities of $18 million, and other net assets of $7 million. Purchase price allocations are based on preliminary valuations. Our estimates and assumptions are subject to change within the measurement period. The goodwill associated with the acquired business, recorded within the Imaging segment, is non-deductible for tax purposes and is attributed to expected synergies and commercial benefits from use of the MIM Software technology in our existing GE HealthCare portfolio. MIM Software is a global provider of medical imaging analysis and artificial intelligence ("AI") solutions for the practice of radiation oncology, molecular radiotherapy, diagnostic imaging, and urology at imaging centers, hospitals, specialty clinics, and research organizations worldwide.

Revenue and earnings of MIM Software included in the Company's financial statements since the acquisition date are not material to our consolidated revenue and earnings. If the acquisition of MIM Software had taken place as of the beginning of 2023, consolidated revenues and earnings would not have been significantly different from reported amounts.

Caption Health
On February 17, 2023, the Company acquired 100% of the stock of Caption Health, Inc. ("Caption Health") for $127 million of upfront payment, $10 million of future holdback payment, and potential earn-out payments valued at $13 million based primarily on various milestones and sales targets. This transaction was accounted for as a business combination. The preliminary purchase price allocation resulted in goodwill of $94 million, intangible assets of $60 million, and deferred tax liabilities of $3 million. The purchase price allocation for Caption Health was finalized in the first quarter of 2024 without material adjustments. The goodwill associated with the acquired business is non-deductible for tax purposes and is reported in the AVS segment. Caption Health is an AI company whose technology expands access to AI-guided ultrasound screening for novice users.

GOODWILL.

As discussed in Note 4, "Segment and Geographical Information", effective in the third quarter of 2024, the Company (1) reorganized its operations and moved responsibility for and reporting of IGT from the Imaging segment to the Ultrasound Segment and (2) renamed the Ultrasound segment the AVS segment. This resulted in a $1,031 million increase in the Company's allocation of goodwill to its AVS segment and a corresponding decrease in the goodwill allocated to the Imaging segment. The Company allocated goodwill to its new reporting units using a relative fair value approach. In connection with this change in reportable segments in the third quarter of 2024, the Company evaluated the goodwill of our Imaging and AVS reporting units for impairment before and after the segment realignment. There were no impairments identified as part of these assessments.

	Imaging	AVS	PCS	PDx	Total
Balance at December 31, 2022	$ 4,409	$ 3,835	$ 2,036	$ 2,533	$ 12,813
Acquisitions[1]	16	94	—	—	110
Foreign currency exchange and other	6	4	2	1	13
Balance at December 31, 2023	4,431	3,933	2,038	2,534	12,936
Reallocation	(1,031)	1,031	—	—	—
Acquisitions[1]	194	42	—	—	236
Foreign currency exchange and other	(13)	(19)	(3)	(1)	(36)
Balance at December 31, 2024	$ 3,581	$ 4,987	$ 2,035	$ 2,533	$ 13,136

(1) Includes the acquisition of Intelligent Ultrasound Group PLC in our AVS segment in the fourth quarter of 2024 and IMACTIS SAS in our Imaging segment in the second quarter of 2023.

The Company performs an impairment test of goodwill annually in the fourth quarter. In 2024, the Company performed quantitative testing for all reporting units that carried goodwill. The quantitative testing conducted concluded that no goodwill impairments existed. In 2023, a qualitative assessment was performed. Based on the results of the qualitative testing, the Company concluded that it was more likely than not that the fair value of each reporting unit exceeded its carrying value and no quantitative testing was required.

OTHER INTANGIBLE ASSETS.

	As of December 31, 2024			As of December 31, 2023		
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Definite-lived assets						
Customer-related	$ 112	$ (24)	$ 88	$ 60	$ (16)	$ 44
Patents and technology	2,593	(1,987)	606	2,541	(1,867)	674
Capitalized software	1,743	(1,437)	306	1,963	(1,509)	454
Trademarks and other	33	(29)	4	33	(27)	6
Total definite-lived assets	4,481	(3,477)	1,004	4,597	(3,419)	1,178
Indefinite-lived assets[1]	74	—	74	75	—	75
Total other intangible assets	$ 4,555	$ (3,477)	$ 1,078	$ 4,672	$ (3,419)	$ 1,253

(1) Indefinite-lived intangible assets relate to acquired IPR&D prior to project completion and are not amortized.

The Company performs an impairment test of IPR&D in the third quarter. In 2024 and 2023, the Company performed qualitative testing for all IPR&D assets and quantitative testing when warranted. Quantitative testing was performed for all IPR&D assets in 2022. Based on the results of this testing, there were no material impairments of indefinite-lived intangible assets recognized in the years ended December 31, 2024, 2023, or 2022.

During the year ended December 31, 2024, we recorded additions to acquired intangible assets subject to amortization of $117 million, primarily related to patents and technology and customer-related intangibles, with a weighted-average useful life of eight years.

Amortization expense was $312 million, $362 million, and $405 million for the years ended December 31, 2024, 2023, and 2022, respectively. There were no material impairments of definite-lived intangible assets recognized in the years ended December 31, 2024, 2023, or 2022.

Estimated annual pre-tax amortization expense for intangible assets as of December 31, 2024 over the next five calendar years is as follows.

	2025	2026	2027	2028	2029
Estimated annual pre-tax amortization	$ 275	$ 226	$ 142	$ 91	$ 72

NOTE 9. BORROWINGS

The Company's borrowings include the following senior unsecured notes and credit agreements:

Senior Unsecured Notes
The Company's borrowings include $8,250 million aggregate principal amount of senior unsecured notes in six series with maturity dates ranging from 2025 through 2052 (collectively, the "Notes"). This reflects the $1,000 million aggregate principal amount of 4.800% senior unsecured notes issued by the Company in the third quarter of 2024, and a repayment in the fourth quarter of 2024 of $1,000 million aggregate principal amount of 5.550% senior unsecured notes.

Interest payments on the Notes are due semi-annually until maturity. In the event of a change in control and a related downgrade of the ratings of the Notes below investment grade, the indenture governing the Notes requires that the Company make an offer to each holder of the Notes to repurchase all or any part of that holder's notes at a repurchase price equal to 101% of the aggregate principal amount of the Notes repurchased, plus any accrued and unpaid interest. The indenture also includes a limitation on liens incurred by the Company and its wholly owned U.S. subsidiaries. The indenture does not restrict the Company or its subsidiaries from incurring indebtedness, nor does it contain any financial covenants. All covenants are subject to a number of exceptions, limitations, and qualifications. Refer to the table below for further information about the Notes.

Credit Facilities
The Company has credit agreements providing for:

- a five-year senior unsecured revolving credit facility in an aggregate committed amount of $2,500 million, maturing on January 3, 2028;
- a 364-day senior unsecured revolving credit facility in an aggregate committed amount of $1,000 million, maturing on December 10, 2025; and
- a three-year senior unsecured term loan credit facility in an aggregate principal amount of $2,000 million, maturing on January 2, 2026 (the "Term Loan Facility" and, together with the five-year revolving credit facility and the 364-day revolving credit facility, the "Credit Facilities").

There were no outstanding amounts under the five-year revolving credit facility and 364-day revolving credit facility, and there was $750 million and $1,150 million outstanding on the Term Loan Facility as of December 31, 2024 and 2023, respectively. In the first and fourth quarters of 2024, we repaid $150 million and $250 million, respectively, of the Term Loan Facility. In the fourth quarter of 2024, we entered into a new 364-day senior unsecured revolving credit facility to replace the 364-day senior unsecured revolving credit facility that matured in December 2024.

The Company pays a facility fee to each lender, which accrues at a rate equal to an applicable margin specified in the revolving credit facility agreements on the daily commitments of the lenders. The borrowings under the Credit Facilities will bear interest at variable interest rates equal to: (1) the alternate base rate or (2) the Secured Overnight Financing Rate, in each case plus an applicable margin specified in the credit agreement. The Credit Facilities contain affirmative and negative covenants customary to financings of this type that limit, among other things, the Company's ability to incur additional liens and to enter into certain fundamental change transactions and the incurrence of indebtedness by the Company's subsidiaries. In addition, the Credit Facilities contain a financial covenant that requires the Company to not exceed a maximum consolidated net leverage ratio. The Company was in compliance with the financial covenant at each reporting period during 2024. The Credit Facilities will be used for general corporate purposes.

Borrowings Composition	As of	
	December 31, 2024	December 31, 2023
5.550% senior notes due November 15, 2024	$ — $	1,000
5.600% senior notes due November 15, 2025	1,500	1,500
5.650% senior notes due November 15, 2027	1,750	1,750
4.800% senior notes due August 14, 2029	1,000	—
5.857% senior notes due March 15, 2030	1,250	1,250
5.905% senior notes due November 22, 2032	1,750	1,750
6.377% senior notes due November 22, 2052	1,000	1,000
Floating rate Term Loan Facility due January 2, 2026	750	1,150
Other	36	52
Total principal debt issued	**9,036**	**9,452**
Less: Unamortized debt issuance costs and discounts	33	35
Add: Cumulative basis adjustment for fair value hedges	(51)	25
Total borrowings	**8,951**	**9,442**
Less: Short-term borrowings[1]	1,502	1,006
Long-term borrowings	**$ 7,449 $**	**8,436**

(1) Short-term borrowings as of December 31, 2024 and 2023 includes $1,500 million and $1,002 million, respectively, related to the current portion of our long-term borrowings, net of unamortized debt issuance costs and discounts.

Interest expense associated with long-term debt was $580 million, $616 million, and $54 million for the years ended December 31, 2024, 2023, and 2022, respectively, and is included in Interest and other financial charges – net in the Consolidated and Combined Statements of Income.

Scheduled maturities of borrowings, excluding amortization of discounts and debt issuance costs, are as follows.

2025	2026	2027	2028	2029	Thereafter	Total
$ 1,506 $	779 $	1,751 $	— $	1,000 $	4,000 $	9,036

See Note 13, "Financial Instruments and Fair Value Measurements" for further information about borrowings and associated derivatives contracts.

LETTERS OF CREDIT, GUARANTEES, AND OTHER COMMITMENTS.

As of December 31, 2024 and 2023, the Company had bank guarantees and surety bonds of approximately $784 million and $751 million, respectively, related to certain commercial contracts. Additionally, we have issued approximately $25 million and $39 million of guarantees as of December 31, 2024 and 2023, respectively, primarily related to residual value and credit guarantees on equipment sold to third-party finance companies. Our Consolidated Statements of Financial Position reflect a liability of $3 million and $4 million as of December 31, 2024 and 2023, respectively, related to these guarantees. For credit-related guarantees, we estimate our expected credit losses related to off-balance sheet credit exposure consistent with the method used to estimate the allowance for credit losses on financial assets held at amortized cost. See Note 14, "Commitments, Guarantees, Product Warranties, and Other Loss Contingencies" for further information on guarantee arrangements with GE.

NOTE 10. POSTRETIREMENT BENEFIT PLANS

PENSION AND OTHER POSTRETIREMENT HEALTH AND LIFE INSURANCE BENEFITS SPONSORED BY GE PRIOR TO SPIN-OFF.

Certain GE HealthCare employees were covered under various pension and other postretirement health and life insurance benefit plans sponsored by GE prior to the Spin-Off. These plans were accounted for as multiemployer plans prior to the Spin-Off. Certain of these benefit plans are closed to new participants. For the year ended December 31, 2022, relevant costs for these plans were allocated to the Company by GE and recognized within the Combined Statements of Income. These costs included service costs for active employees in the U.S. GE Pension Plan, certain international pension plans, the U.S. GE Supplementary Pension Plan, and certain U.S. retiree benefit plans.

Expenses associated with our employees' participation in the U.S. GE Pension Plan and certain U.S. retiree benefit plans, which represent the majority of related expense, were $73 million for the year ended December 31, 2022. Expenses associated with our employees' participation in certain international pension plans were $11 million for the year ended December 31, 2022.

PENSION AND OTHER POSTRETIREMENT HEALTH AND LIFE INSURANCE BENEFITS POST SPIN-OFF.

In connection with the Spin-Off, on January 1, 2023, GE HealthCare assumed a portion of former GE pension and other postretirement obligations and assets. The pension and other postretirement obligations assumed relate to benefits owed to current GE HealthCare employees, former GE HealthCare employees, and certain GE legacy plan participants. As of January 1, 2023, GE HealthCare established the assumed pension plans as single-employer plans, but continued to participate in legacy GE multiple-employer postretirement benefit plans sponsored by GE. On January 1, 2024, we transitioned from the legacy GE multiple-employer other postretirement benefit ("OPEB") plans to a GE HealthCare sponsored single-employer OPEB plan. This change did not have an impact on our results of operations or financial position.

The total assets and liabilities for all plans assumed by GE HealthCare on January 1, 2023, are shown in the tables below.

Accumulated Benefit Obligations and Unrecognized Gain

	As of January 1, 2023		
	Defined benefit plans[1]	Other postretirement plans[2]	Total
Accumulated benefit obligations	$ 21,696	$ 1,210	$ 22,906
Unrecognized gain recorded in AOCI	1,258	1,223	2,481

Net Benefit Liability

	As of January 1, 2023		
	Defined benefit plans[1]	Other postretirement plans[2]	Total
Projected benefit obligations	$ 21,743	$ 1,210	$ 22,953
Fair value of plan assets	18,908	—	18,908
Net liability	**$ 2,835**	**$ 1,210**	**$ 4,045**

(1) Defined benefit plans are comprised of both U.S. Plans and International Plans, as described below.
(2) OPEB Plans are comprised of benefits, as described below.

DESCRIPTION OF OUR PLANS.

As a result of the liabilities and assets transferred to GE HealthCare on January 1, 2023, we disclose in the following tables postretirement plans with assets or obligations that exceed $50 million for the years ended December 31, 2024 and 2023. For the year ended December 31, 2022, we disclose postretirement plans with assets or obligations that exceed $20 million in the following tables. We use a December 31st measurement date for these plans and all tables presented below are for the years ended December 31st.

The U.S. Pension Plans are comprised of the obligations transferred to GE HealthCare from GE in connection with the Spin-Off and obligations that existed prior to the Spin-Off. The largest plans include the GE HealthCare Pension Plan and the GE HealthCare Supplemental Pension Plan, which provides supplementary benefits to higher-level, longer-service U.S. employees. The GE HealthCare Pension Plan and the GE HealthCare Supplemental Pension Plan have been closed to new participants since 2012. All remaining service accruals for the GE HealthCare Pension Plan were frozen effective December 31, 2024. Benefits for participants of the GE HealthCare Supplemental Pension Plan who became executives before 2011 were frozen effective January 1, 2021, and thereafter these employees accrue a benefit which is paid out in ten annual installments upon retirement. The GE HealthCare Pension Plan has a projected benefit obligation of $15,230 million, plan assets of $13,650 million, and is 90% funded per U.S. GAAP as of December 31, 2024. The GE HealthCare Supplemental Pension plan has a projected benefit obligation of $1,886 million as of December 31, 2024, and the benefits are paid to eligible participants directly by the Company as described further in "Funding" below.

Our International Pension Plans include all other plans that cover non-U.S. participants. These plans include obligations that existed prior to the Spin-Off and obligations transferred to GE HealthCare from GE in connection with the Spin-Off. In certain countries, benefit accruals have ceased and/or have been closed to new hires as of various dates.

The OPEB Plans include unfunded postretirement health and life insurance defined benefit obligations to U.S. participants. GE HealthCare assumed the obligations associated with these plans in connection with the Spin-Off. Participants share in the cost of the healthcare and life insurance benefits. With the exception of production employees, subsidized benefits are generally only available to closed groups of employees and retirees.

Funding
The Company funds annually, at a minimum, the statutorily required minimum amount for our qualified plans. Non-qualified plans are unfunded and we pay benefits from our cash on hand. In 2025, the Company expects to make total cash contributions of approximately $327 million to these plans.

Plan Funded Status		U.S. Plans		International Plans		OPEB Plans	
		2024	**2023**	**2024**	**2023**	**2024**	**2023**
Change in projected benefit obligations							
Balance at January 1	$	19,363 $	297 $	3,385 $	343 $	1,133 $	—
Transfers from GE at Spin-Off		—	18,999	—	2,705	—	1,149
Service cost		35	35	20	20	7	6
Interest cost		970	1,022	141	139	54	59
Participant contributions		4	4	—	1	16	18
Plan amendments		—	53	—	2	—	—
Actuarial loss (gain) – net		(799)	553	(357)	161	(48)	50
Benefits paid		(1,332)	(1,570)	(131)	(130)	(146)	(149)
Curtailments		—	(30)	—	—	—	—
Settlements		—	—	(4)	—	—	—
Exchange rate adjustments		—	—	(96)	144	—	—
Balance at December 31	$	18,241 $	19,363 $	2,957 $	3,385 $	1,016 $	1,133
Change in plan assets							
Balance at January 1	$	15,485 $	362 $	3,733 $	20 $	— $	—
Transfers from GE at Spin-Off		—	15,402	—	3,482	—	—
Actual gain (loss) on plan assets		49	1,101	(263)	145	—	—
Employer contributions		172	186	30	40	130	131
Participant contributions		4	4	—	1	16	18
Benefits paid		(1,332)	(1,570)	(136)	(130)	(146)	(149)
Acquisitions/Divestitures/Mergers		—	—	—	1	—	—
Exchange rate adjustments		—	—	(89)	174	—	—
Balance at December 31	$	14,378 $	15,485 $	3,276 $	3,733 $	— $	—
Funded status – surplus (deficit)	$	(3,863) $	(3,878) $	319 $	348 $	(1,016) $	(1,133)

Actuarial gains and losses result from changes in actuarial assumptions (such as changes in the discount rate and revised mortality rates). Actuarial gains in 2024 and losses in 2023 related to projected benefit obligations were primarily the result of changes in discount rates.

Amounts Recorded in Consolidated Statements of Financial Position

		U.S. Plans		International Plans		OPEB Plans	
		2024	**2023**	**2024**	**2023**	**2024**	**2023**
All other non-current assets	$	11 $	11 $	642 $	701 $	— $	—
Current compensation and benefits		(172)	(173)	(18)	(17)	(135)	(130)
Non-current compensation and benefits		(3,702)	(3,716)	(305)	(336)	(881)	(1,003)
Net amount recorded	$	(3,863) $	(3,878) $	319 $	348 $	(1,016) $	(1,133)

The projected benefit obligation ("PBO") balance at December 31 represents the actuarial present value of benefits based on employee service and compensation as of the measurement date and incorporates assumptions relating to future compensation levels and other demographic and financial assumptions. The accumulated benefit obligation represents the same actuarial obligations, excluding an assumption about future compensation levels.

Plan Obligations in Excess of Plan Assets		As of	
		December 31, 2024	**December 31, 2023**
Accumulated benefit obligation	$	22,185 $	23,841
Plans with accumulated benefit obligation in excess of plan assets			
Accumulated benefit obligation	$	19,517 $	20,774
Fair value of plan assets		14,327	15,433
Plans with projected benefit obligation in excess of plan assets			
Projected benefit obligation	$	19,540 $	20,808
Fair value of plan assets		14,327	15,433

Pre-Tax Amounts Recorded in AOCI

	U.S. Plans		International Plans		OPEB Plans	
	2024	**2023**	**2024**	**2023**	**2024**	**2023**
Net loss (gain)	$ (506)	$ (922)	$ 849	$ 784	$ (469)	$ (482)
Prior service cost (credit)	(51)	(43)	(16)	(18)	(447)	(533)
Total recorded in AOCI	**$ (557)**	**$ (965)**	**$ 833**	**$ 766**	**$ (916)**	**$ (1,015)**

Pre-tax Cost of Postretirement Benefit Plans and Changes in Other Comprehensive Income

	U.S. Plans			International Plans			OPEB Plans	
	2024	**2023**	**2022**	**2024**	**2023**	**2022**	**2024**	**2023**
Cost (income) of postretirement benefit plans	$ (250)	$ (224)	$ (15)	$ (20)	$ (22)	$ 24	$ (87)	$ (86)
Changes in other comprehensive loss (income):								
Transfers from GE at Spin-Off	—	(1,791)	—	—	542	—	—	(1,216)
Plan amendments	—	53	—	(1)	—	—	—	—
Net loss (gain) – current year	348	695	47	98	198	(121)	(48)	50
Reclassifications out of AOCI:								
Curtailment / settlement gain (loss)	—	(108)	—	—	—	—	—	—
Amortization of net (loss) gain	68	121	—	(14)	(6)	(5)	61	64
Amortization of prior service (cost) credit	(8)	(4)	—	2	3	5	87	87
Total changes in other comprehensive loss (income)	**$ 408**	**$ (1,034)**	**$ 47**	**$ 86**	**$ 737**	**$ (121)**	**$ 100**	**$ (1,015)**
Cost (income) of postretirement benefit plans and changes in other comprehensive loss (income)	**$ 158**	**$ (1,258)**	**$ 32**	**$ 66**	**$ 715**	**$ (97)**	**$ 13**	**$ (1,101)**

With respect to the retirement benefit balances included on our Consolidated Statement of Financial Position as of December 31, 2024, we estimate that we will amortize $119 million of net actuarial gain and $93 million of prior service credit from AOCI into Non-operating benefit (income) cost in the Consolidated Statement of Income during 2025.

Components of Expense (Income)

	U.S. Plans			International Plans			OPEB Plans	
	2024	**2023**	**2022**	**2024**	**2023**	**2022**	**2024**	**2023**
Service cost – Operating	$ 35	$ 35	$ 1	$ 20	$ 20	$ 18	$ 7	$ 6
Interest cost	970	1,022	11	141	139	6	54	59
Expected return on plan assets	(1,196)	(1,242)	(27)	(193)	(184)	—	—	—
Amortization of net loss (gain)	(68)	(121)	—	14	6	5	(61)	(64)
Amortization of prior service cost (credit)	8	4	—	(2)	(3)	(5)	(87)	(87)
Curtailment loss (gain)	—	17	—	—	—	—	—	—
Settlement loss (gain)	—	61	—	—	—	—	—	—
Special termination cost	1	—	—	—	—	—	—	—
Non-operating	**$ (285)**	**$ (259)**	**$ (16)**	**$ (40)**	**$ (42)**	**$ 6**	**$ (94)**	**$ (92)**
Net periodic expense (income)	**$ (250)**	**$ (224)**	**$ (15)**	**$ (20)**	**$ (22)**	**$ 24**	**$ (87)**	**$ (86)**

In the third quarter of 2023, management approved an amendment to the U.S. based GE HealthCare Pension Plan whereby the benefits for all remaining active employees were frozen effective December 31, 2024, and additional benefit enhancements were provided. As a result, we recognized a non-cash pre-tax curtailment loss of approximately $17 million as non-operating benefit costs and an increase to our pension liability of $23 million in 2023. As a result of the plan changes, we remeasured the plan assets and the projected benefit obligation. These changes collectively decreased AOCI by $305 million in the Consolidated Statement of Financial Position.

In the fourth quarter of 2023, management approved and paid a one-time lump sum payment for certain terminated employees in two plans who were vested in their benefits. These lump sum settlements reduce our future cash requirements. As a result of the partial settlement of the pension liability, we recognized a non-cash pre-tax settlement charge in 2023. The settlement charge of $61 million represents a pro rata portion of unrecognized net loss recorded in AOCI and is recorded in Non-operating benefit (income) costs in the Consolidated Statement of Income.

Assumptions

	U.S. Plans			International Plans			OPEB Plans	
	2024	2023	2022	2024	2023	2022	2024	2023
Weighted-average benefit obligations assumptions								
Discount rate	5.7 %	5.2 %	5.5 %	4.9 %	4.2 %	3.3 %	5.5 %	5.1 %
Compensation increases	3.5 %	3.7 %	— %	2.8 %	3.1 %	3.0 %	3.6 %	3.6 %
Weighted-average benefit cost assumptions								
Discount rate	5.2 %	5.5 %	3.0 %	4.2 %	4.6 %	1.2 %	5.1 %	5.4 %
Expected rate of return on plan assets	7.0 %	7.0 %	7.0 %	5.3 %	5.2 %	2.4 %	— %	— %

For the December 31, 2024 postretirement health care obligations remeasurement, the Company assumed a 8.0% initial weighted average rate of increase in the per capita cost of the various covered health care benefits, which applies primarily to non-Medicare eligible participants. The trend rate was assumed to decrease gradually to an ultimate rate of 4.5% in 2036 and remain at that level thereafter.

Assumptions Used in Calculations
Accounting requirements necessitate the use of assumptions to reflect the uncertainties and the length of time over which the pension obligations will be paid. The actual amount of future benefit payments will depend upon when participants retire, the amount of their benefit at retirement, and how long they live. To reflect the obligation in today's U.S. dollars, we discount the future payments using a rate that matches the time frame over which the payments are expected to be made. We also assume a long-term rate of return that will be earned on investments used to fund these payments.

GE HealthCare engages third-party actuaries to assist in the determination of the pension and other postretirement defined benefit plan assumptions. We evaluate these assumptions annually. We periodically evaluate other assumptions, such as retirement age, mortality, and turnover, and update them as necessary to reflect our actual experience and expectations for the future.

We determine the discount rate using the weighted average yields on high-quality fixed-income securities that have maturities consistent with the expected timing of benefit payments.

The expected return on plan assets is the estimated long-term rate of return that will be earned on the investments used to fund the pension obligations. To determine this rate, we consider the current and target composition of plan investments, our historical returns earned, and our expectations about the future.

The compensation assumption is used to estimate the annual rate at which compensation of active plan participants will grow. If the rate of growth assumed increases, the size of the pension obligations will increase, as will the amount recorded in AOCI in our Consolidated Statements of Financial Position and amortized to earnings in subsequent periods.

Expected Future Benefit Payments of Our Benefit Plans

	U.S. Plans	International Plans	OPEB Plans
2025	$ 1,377	$ 134	$ 135
2026	1,391	140	132
2027	1,396	142	129
2028	1,400	154	125
2029	1,400	159	121
2030-2034	6,827	880	487

PENSION PLAN ASSETS.

The GE HealthCare Employee Benefits Investment Committee (the "Investment Committee") and various country pension boards oversee and monitor the investment decisions related to the assets of our U.S. funded pension plans and other international pension assets, respectively. The Investment Committee retains independent investment managers and advisors and uses documented policies and procedures relating to investment goals, targeted asset allocations, risk management practices, allowable and prohibited investment holdings, diversification, use of derivatives, the relationship between plan assets and benefit obligations, the funded status of the plans, and other relevant factors and considerations.

The assets of our U.S. funded pension plans are invested in a portfolio that includes U.S. and international equity securities; U.S. government and corporate debt securities; asset-backed debt securities; private equity; real estate and other alternative investments; as well as cash and cash equivalents and derivatives contracts. This combination of assets and derivatives is utilized to implement the investment strategies as well as for hedging asset and liability risks. The Investment Committee sets target allocation percentages at an asset class level, including permitted ranges above or below the target allocation percentages.

The plan assets for international plans are managed and allocated by the country pension boards in each country.

The following tables summarize our pension plan assets that are measured at fair value on a recurring basis. There are no plan assets associated with our OPEB Plans. The inputs and valuation techniques used to measure the fair value of the assets are consistent with the valuation methodologies we use to measure financial assets at fair value on a recurring basis, as described in Note 2, "Summary of Significant Accounting Policies."

Composition of Plan Assets

	Balance as of December 31, 2024	Basis of fair value measurement			Measured at NAV[1]
		Level 1	Level 2	Level 3	
Global equity securities	$ 4,084	$ 944	$ 38	$ —	$ 3,101
Debt securities, cash, and cash equivalents	10,593	1,307	8,000	—	1,285
Real estate	1,100	—	—	476	623
Private equities and other investments	1,877	7	53	216	1,602
Fair value of plan assets	**$ 17,654**	**$ 2,258**	**$ 8,091**	**$ 692**	**$ 6,612**

(1) Certain assets that are measured at fair value using the NAV per share (or its equivalent), as a practical expedient, have not been classified in the fair value hierarchy.

	Balance as of December 31, 2023	Basis of fair value measurement			Measured at NAV[1]
		Level 1	Level 2	Level 3	
Global equity securities	$ 3,076	$ 1,005	$ 1	$ —	$ 2,070
Debt securities, cash, and cash equivalents	11,098	1,105	8,512	—	1,481
Real estate	1,420	—	—	402	1,018
Private equities and other investments	3,624	—	10	224	3,390
Fair value of plan assets	**$ 19,218**	**$ 2,110**	**$ 8,523**	**$ 626**	**$ 7,959**

(1) Certain assets that are measured at fair value using the NAV per share (or its equivalent), as a practical expedient, have not been classified in the fair value hierarchy.

As of December 31, 2024 and 2023, the fair value of plan assets that used significant unobservable inputs (Level 3) was $692 million and $626 million, respectively. These assets primarily relate to real estate and private equity investments. The changes to the balances of Level 3 plan assets during 2024 were not significant. During 2023, the balances of Level 3 plan assets increased from $61 million as of December 31, 2022 to $626 million as of December 31, 2023 primarily as a result of the transferred liabilities and assets to GE HealthCare on January 1, 2023.

Weighted Average Asset Allocation of Pension Plans	2024 Target	2024 Actual
Global equity securities	22 %	23 %
Debt securities, cash, and cash equivalents	61 %	60 %
Real estate	6 %	6 %
Private equities and other instruments	11 %	11 %

DEFINED CONTRIBUTION PLAN.

As a result of the Spin-Off, GE HealthCare established a defined contribution plan for its eligible U.S. employees that was largely consistent with the plan they participated in while GE HealthCare operated as a business of GE. Expenses associated with our employees' participation in GE HealthCare's defined contribution plan in 2024 and 2023 and GE's defined contribution plan allocated to the Company in 2022 represent the employer matching contributions for GE HealthCare employees and were $130 million, $122 million, and $123 million for the years ended December 31, 2024, 2023, and 2022, respectively.

NOTE 11. INCOME TAXES

The Company is subject to income taxes in the U.S. (both federal and state) and in numerous foreign jurisdictions. Changes in the tax laws or regulations in these jurisdictions, or in positions by the relevant authorities regarding their application, administration, or interpretation, may affect our tax liability, return on investments, and business operations.

The Tax Cuts and Jobs Act imposes tax on the Company for global intangible low-taxed income ("GILTI") earned by certain non-U.S. subsidiaries. We have elected to account for GILTI as a period cost.

Income Before Income Taxes

	For the years ended December 31		
	2024	2023	2022
U.S. income	$ 593	$ 816	$ 1,090
Non-U.S. income	1,988	1,545	1,422
Total	**$ 2,581**	**$ 2,361**	**$ 2,512**

Provision for Income Taxes

	For the years ended December 31		
	2024	2023	2022
Current			
U.S. Federal	$ 62	$ 171	$ 396
Non-U.S.	412	345	324
U.S. State	8	42	97
Deferred			
U.S. Federal	3	—	(213)
Non-U.S.	(12)	103	7
U.S. State	58	82	(48)
Total	**$ 531**	**$ 743**	**$ 563**

Reconciliation of U.S. Federal Statutory Income Tax Rate to Actual Income Tax Rate

	For the years ended December 31		
	2024	2023	2022
Income before taxes	**$ 2,581**	**$ 2,361**	**$ 2,512**
Tax expected at 21%	542	496	528
Foreign operations	38	63	43
Withholding taxes	34	28	4
U.S. tax on foreign operations	(43)	(35)	(36)
Uncertain tax positions	170	11	6
R&D benefits	(51)	(33)	(33)
State taxes, net of federal benefit	49	24	39
Valuation allowance	(281)	19	8
Spin-Off and separation costs	72	184	—
Other	—	(14)	4
Provision for income taxes	**$ 531**	**$ 743**	**$ 563**
Effective income tax rate	20.6%	31.5%	22.4%

For the year ended December 31, 2024, included in State taxes, net of federal benefit is $35 million of expense related to revaluation of deferred tax assets as a result of changes in estimates of future apportionment and state tax rates based on the 2023 as-filed tax returns. For the year ended December 31, 2023, the Spin-Off and separation costs line includes $59 million of expense related to revaluation of state deferred tax assets associated with the Spin-Off.

UNRECOGNIZED TAX BENEFITS.

The Company is subject to periodic tax audits by tax authorities in the U.S. (both federal and state) and the numerous countries in which we operate. While the Company currently is being audited, or remains subject to audit, in a number of jurisdictions for tax years 2004-2023, including China, France, Germany, India, Japan, Norway, the United Kingdom, and the United States, we believe that there are no jurisdictions in which the ultimate outcome of unresolved issues or claims is likely to be material to the results of operations, financial position, or cash flows. We believe that we have made adequate provisions for all unrecognized tax benefits.

The balance of unrecognized tax benefits, the amount of related interest and penalties, and what we believe to be the range of reasonably possible changes in the next 12 months are as follows.

	2024	2023	2022
Balance at beginning of period	$ 409	$ 465	$ 365
Additions for tax positions of the current year	4	—	9
Additions for tax positions of prior years	181	156	137
Reductions for tax positions of prior years	(33)	(203)	(41)
Settlements with tax authorities	(4)	(6)	(1)
Expiration of the statute of limitations	(6)	(3)	(4)
Balance at end of period	$ 551	$ 409	$ 465

For the year ended December 31, 2024, the Additions for tax positions of prior years line includes $172 million of reserves established due to ongoing audits, of which $142 million was established against a net operating loss deferred tax asset. Also for the year ended December 31, 2024, the Reductions for tax positions of prior years includes currency translation adjustments ("CTA") of $14 million and a reversal of $19 million related to various tax audits that were closed during the year.

During the years ended December 31, 2023 and 2022, the Additions for tax positions of prior years line in the table above includes $134 million and $132 million, respectively, related to the Spin-Off. Also during the year ended December 31, 2023, a matter was closed with local tax authorities which resulted in the reversal of a net operating loss deferred tax asset and the related $183 million unrecognized tax benefit, which is included in the Reductions for tax positions of prior years line above.

Unrecognized Tax Benefits	For the years ended December 31		
	2024	2023	2022
Unrecognized tax benefits	$ 551	$ 409	$ 465
Accrued interest on unrecognized tax benefits	81	72	56
Reasonably possible reduction to the balance of unrecognized tax benefits in succeeding 12 months	175	29	45
Portion that, if recognized, would reduce tax expense and effective tax rate	182	157	153

In the first quarter of 2023, the Company changed its accounting policy for presentation of interest expense on uncertain tax positions from within Interest and other financial charges – net to within Benefit (provision) for income taxes. See Note 2, "Summary of Significant Accounting Policies" for further information. For the years ended December 31, 2024 and 2023, $13 million and $12 million, respectively, of interest expense on uncertain tax positions was recorded in Benefit (provision) for income taxes in the Consolidated Statements of Income. For the year ended December 31, 2022, $12 million of interest expense on uncertain tax positions was recorded in Interest and other financial charges – net in the Combined Statement of Income. For the years ended December 31, 2024 and 2023, $4 million and $6 million, respectively, of income tax penalties were recorded in Benefit (provision) for income taxes in the Consolidated Statements of Income. No accrual for penalties was made in the year ended December 31, 2022.

DEFERRED INCOME TAXES.

We regularly evaluate the recoverability of our deferred tax assets and establish a valuation allowance, if necessary, to reduce the deferred tax assets to an amount that is more likely than not to be realized (a likelihood of more than 50%). Significant judgment is required in determining whether a valuation allowance is necessary and the amount of such valuation allowance. In assessing the recoverability of our deferred tax assets at December 31, 2024, we considered all available evidence, including the nature of financial statement losses, reversing taxable temporary differences, estimated future operating profits, and tax planning actions and strategies.

	As of	
	December 31, 2024	December 31, 2023
Total assets	$ 4,474	$ 4,474
Total liabilities	(56)	(68)
Net deferred income tax asset (liability)	**$ 4,418**	**$ 4,406**

Components of the Net Deferred Income Tax Asset (Liability)	As of	
	December 31, 2024	December 31, 2023
Deferred tax assets:		
Employee benefits	$ 1,340	$ 1,418
Reserves and accruals	413	458
Operating loss carryforwards	447	648
Lease liabilities	57	75
Tax credit carryforwards	80	59
U.S. interest restriction carryforwards	156	61
Goodwill and other intangible assets	1,355	1,461
Property, plant, and equipment	223	261
Capitalized R&D	689	547
Other deferred tax assets	55	111
Total deferred income tax asset	**4,817**	**5,099**
Valuation allowances	(231)	(540)
Total deferred income tax asset after valuation allowance	**4,586**	**4,559**
Deferred tax liabilities:		
ROU assets	(42)	(50)
Other deferred tax liabilities	(126)	(102)
Total deferred income tax liability	**(168)**	**(152)**
Net deferred income tax asset (liability)	**$ 4,418**	**$ 4,406**

The deferred tax asset associated with capitalized R&D is related to U.S. tax law that requires capitalization and amortization over five or fifteen years. In the event the capitalization of research costs is adjusted through retroactive legislation effective for 2022, the Company expects to record a reduction to the 2022 deferred tax asset resulting in a charge to tax expense under the Tax Matters Agreement with GE in the amount of $228 million.

In connection with the Spin-Off, our net deferred income tax assets increased in 2023 by $3,099 million primarily due to transfers from GE, including $964 million related to pension and postretirement benefits, with the remainder primarily attributable to tax attributes that were not part of the Company's stand-alone operations, and changes to valuation on a GE HealthCare basis.

Valuation allowances primarily relate to non-U.S. deferred taxes where there were historical losses and U.S. federal and state credit carryforwards. Activity in the valuation allowance consists of the following:

Valuation Allowances	For the years ended December 31		
	2024	2023	2022
Balance at beginning of period	**$ 540**	**$ 272**	**$ 279**
Provision for income taxes	(279)	(12)	(5)
Foreign currency exchange and other	(31)	280	(2)
Balance at end of period	**$ 231**	**$ 540**	**$ 272**

As a result of the Spin-Off, there was an increase in the valuation allowance of $269 million in 2023, which is included in the Foreign currency exchange and other line of the table above. For the year ended December 31, 2024, our valuation allowance decreased by $310 million, which included a release of a valuation allowance in France of $295 million reflected in the Provision for income taxes line. Based on our analysis of all positive and negative evidence during the year ended December 31, 2024, we concluded that it is more likely than not that France deferred tax assets will be realizable based on our profitability in France as a stand-alone company post Spin-Off and our expectation for the continued generation of prospective positive income in the jurisdiction. In making these judgments, we considered various business and structural factors as a stand-alone company, which support our conclusion of the realization of the deferred tax assets.

NET OPERATING LOSSES.

As of December 31, 2024, the Company had net operating loss carryforwards of $5,978 million primarily related to France, Ireland, Brazil, Germany, and the Netherlands, which can be carried forward indefinitely. The gross net operating loss carryforwards resulted in a deferred tax asset of $1,133 million as of December 31, 2024. This amount excludes accruals of $266 million for unrecognized tax benefits the Company has recorded related to the underlying tax positions which generated the net operating losses and expected impacts to U.S. foreign tax credits of $420 million.

UNDISTRIBUTED EARNINGS.

Post Spin-Off, the Company's previously undistributed earnings of certain of our foreign subsidiaries are no longer indefinitely reinvested in non-U.S. businesses due to current U.S. funding needs. Therefore, in 2023, an incremental deferred tax liability of $21 million was recorded for withholding and other foreign taxes due upon future distribution of earnings. In addition, the Company is providing for withholding and other foreign taxes due upon future distribution of current period earnings. However, the Company generally considers instances of outside basis differences in foreign subsidiaries that would incur additional U.S. tax upon an unforeseen future reversal (e.g., capital gain distribution or disposition to an unrelated third party) of approximately $8 billion to be permanent in duration. Quantification of the deferred tax liability, if any, associated with indefinitely reinvested basis differences is not practicable.

NOTE 12. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) – NET

Changes in Accumulated other comprehensive income (loss) – net by component were as follows.

	Currency translation adjustments[1]	Pension and Other Postretirement Plans	Cash flow hedges	Total AOCI
December 31, 2021	$ (969)	$ (100)	$ 32	$ (1,037)
Other comprehensive income (loss) before reclassifications – net of taxes of $(5), $(39), and $(10)	(878)	58	27	(793)
Reclassifications from AOCI – net of taxes[2] of $—, $—, and $17	—	—	(50)	(50)
Other comprehensive income (loss)	**(878)**	**58**	**(23)**	**(843)**
Less: Other comprehensive income (loss) attributable to noncontrolling interests	(2)	—	—	(2)
December 31, 2022	**(1,845)**	**(42)**	**9**	**(1,878)**
Other comprehensive income (loss) before reclassifications[3] – net of taxes of $22, $186, and $1	74	(601)	(5)	(532)
Reclassifications from AOCI – net of taxes[2] of $—, $97, and $6	—	(296)	(22)	(318)
Other comprehensive income (loss)	**74**	**(897)**	**(27)**	**(850)**
Spin-Off related adjustments – net of taxes[4] of $— $(509), and $—	28	1,972	—	2,000
Less: Other comprehensive income (loss) attributable to noncontrolling interests	(37)	—	—	(37)
December 31, 2023	**(1,706)**	**1,033**	**(18)**	**(691)**
Other comprehensive income (loss) before reclassifications – net of taxes of $(19), $93, and $(11)	(271)	(306)	33	(545)
Reclassifications from AOCI – net of taxes[2] of $—, $44, and $(1)	—	(150)	3	(147)
Other comprehensive income (loss)	**(271)**	**(456)**	**36**	**(691)**
Less: Other comprehensive income (loss) attributable to noncontrolling interests	(4)	—	—	(4)
December 31, 2024	$ (1,973)	$ 576	$ 18	$ (1,379)

(1) The amount of CTA recognized in Other comprehensive income (loss) ("OCI") included net gains (losses) relating to net investment hedges, as further discussed in Note 13, "Financial Instruments and Fair Value Measurements."

(2) Reclassifications from AOCI into earnings for Pension and Other Postretirement Plans are recognized within Non-operating benefit (income) costs, while Cash flow hedges are recognized within Cost of products and Cost of services in our Consolidated and Combined Statements of Income.

(3) Includes pre-tax impact to Pension and Other Postretirement Plans of $(305) million for the pension plan amendment and related remeasurement of plan assets and benefit obligations. Refer to Note 10, "Postretirement Benefit Plans" for further information.

(4) Includes impact of $1,972 million to Pension and Other Postretirement Plans for unrecognized gain transferred from the GE pension and other postretirement plans and $28 million to CTA associated with other Spin-Off related adjustments. Refer to Note 10, "Postretirement Benefit Plans" for further information on the unrecognized gain transferred from the GE pension and other postretirement plans in connection with the Spin-Off.

NOTE 13. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

DERIVATIVES AND HEDGING.

Our primary objective in executing and holding derivative contracts is to reduce the volatility of earnings and cash flows associated with risks related to foreign currency exchange rates, interest rates, equity prices, and commodity prices. These derivative contracts reduce, but do not entirely eliminate, the aforementioned risks. Our policy is to use derivative contracts solely for managing risks and not for speculative purposes.

The fair values of derivative contracts are recognized within All other current assets, All other non-current assets, All other current liabilities, and All other non-current liabilities in the Consolidated Statements of Financial Position based upon the contractual timing of settlements for these contracts. We designate certain derivative contracts as hedging instruments in cash flow, fair value, or net investment hedges. We evaluate the effectiveness of our derivative contracts designated as hedging instruments on a quarterly basis.

Cash Flow Hedges
We use foreign currency forward contracts to hedge the volatility of cash flows related to firm commitments and forecasted transactions, including intercompany transactions, denominated in foreign currencies other than a subsidiary's functional currency. The maximum length of time over which we hedge forecasted transactions is two years. As of December 31, 2024, these contracts have a maximum remaining maturity of 15 months.

For derivative instruments designated as cash flow hedges, changes in the fair value of designated hedging instruments are initially recorded as a component of AOCI and subsequently reclassified to earnings in the period in which the hedged transaction affects earnings and to the same financial statement line item impacted by the hedged transaction. As of December 31, 2024, we expect to reclassify $22 million of pre-tax net deferred gain associated with designated cash flow hedges to earnings in the next 12 months, contemporaneously with the impact on earnings of the related hedged transactions.

The cash flows associated with derivatives designated as cash flow hedges are recorded in All other operating activities – net in the Consolidated and Combined Statements of Cash Flows.

Net Investment Hedges
We use cross-currency interest rate swaps and foreign currency forward contracts in combination with foreign currency option contracts to hedge the foreign currency risk associated with our net investment in foreign operations. As of December 31, 2024, these contracts were designated as hedges of our net investment in foreign operations, primarily in Euro and Chinese Renminbi currencies.

We use the spot method to assess hedge effectiveness for our net investment hedges. Changes in the fair value of the designated hedging instruments attributable to fluctuations in foreign currency to USD spot exchange rates are initially recorded and held as a component of the CTA portion of AOCI until the hedged foreign operation is either sold or substantially liquidated. Changes in fair value of the portion of net investment hedging derivatives excluded from the assessment of effectiveness are recorded in CTA and then recognized within Interest and other financial charges – net in the Consolidated and Combined Statements of Income using a systematic and rational method over the life of the hedge. Excluded components on the cross-currency swaps designated as net investment hedges, in the form of accrued interest, are recorded within Interest and other financial charges – net in the Consolidated and Combined Statements of Income.

The cash flows associated with derivatives designated as net investment hedges are recorded in All other investing activities – net in the Consolidated and Combined Statements of Cash Flows. For the year ended December 31, 2024, All other investing activities – net includes a $94 million payment for the settlement of cross-currency swaps that were designated in net investment hedges. Cash flows from the periodic interest settlements on the cross-currency swaps are recorded in All other operating activities – net in the Consolidated and Combined Statements of Cash Flows.

Fair Value Hedges
We use interest rate swaps to hedge the interest rate risk on our fixed rate borrowings. These derivatives are designated as fair value hedges to hedge the changes in fair value due to benchmark interest rate risk of specific designated cash flows of our senior unsecured notes. In the first quarter and fourth quarter of 2024, we executed interest rate swap contracts with an aggregate notional of $700 million and $1,000 million, respectively, to hedge the benchmark interest rate risk of specific designated cash flows of a senior unsecured note.

We record the changes in fair value on these swap contracts in Interest and other financial charges – net in our Consolidated and Combined Statements of Income, the same line item where the offsetting change in the fair value of the designated cash flows of the senior unsecured note is recorded as a basis adjustment.

Cash flows for the periodic interest settlements on the interest rate swaps are recorded in All other operating activities – net in the Consolidated and Combined Statements of Cash Flows.

Derivatives Not Designated as Hedging Instruments

We also execute derivative instruments, such as foreign currency forward contracts and equity-linked total return swaps, which are not designated as qualifying hedges. These derivatives serve as economic hedges of foreign currency exchange rate and equity price risks. We also identify and record foreign currency-related features in our purchase or sales contracts where the currency is not the local or functional currency of any substantive party to the contract and record them as embedded derivatives.

The changes in fair value of derivatives not designated in qualifying hedge transactions are recorded in Cost of products, Cost of services, SG&A, and Other (income) expense – net in the Consolidated and Combined Statements of Income based on the nature of the underlying hedged transaction. Changes in fair value of embedded derivatives are recognized in Other (income) expense – net in the Consolidated and Combined Statements of Income.

The cash flows associated with derivatives not designated but used as economic hedges are recorded, based on the nature of the underlying hedged transaction, in All other operating activities – net and All other investing activities – net in the Consolidated and Combined Statements of Cash Flows. The cash flows related to embedded derivatives are included in All other operating activities – net in the Consolidated and Combined Statements of Cash Flows.

The following table presents the gross fair values of our outstanding derivative instruments.

Fair Value of Derivatives	December 31, 2024			December 31, 2023		
	Gross Notional	Fair Value – Assets	Fair Value – Liabilities	Gross Notional	Fair Value – Assets	Fair Value – Liabilities
Foreign currency forward contracts	$ 1,210	$ 43	$ 11	$ 1,356	$ 8	$ 30
Derivatives accounted for as cash flow hedges	**1,210**	**43**	**11**	**1,356**	**8**	**30**
Cross-currency swaps[1]	1,995	15	46	2,209	—	204
Foreign currency forward and options contracts	1,731	30	18	991	9	11
Derivatives accounted for as net investment hedges	**3,726**	**45**	**64**	**3,200**	**9**	**215**
Interest rate swaps[1]	2,700	—	51	1,000	35	10
Derivatives accounted for as fair value hedges	**2,700**	**—**	**51**	**1,000**	**35**	**10**
Foreign currency forward contracts	3,925	11	29	3,597	19	12
Other derivatives[1][2]	370	47	—	438	57	2
Derivatives not designated as hedging instruments	**4,294**	**57**	**29**	**4,035**	**76**	**14**
Total derivatives	**$ 11,930**	**$ 145**	**$ 155**	**$ 9,591**	**$ 128**	**$ 269**

(1) Accrued interest was immaterial for the periods presented and is excluded from fair value. These amounts are recognized within All other current assets and All other current liabilities in the Consolidated Statements of Financial Position.
(2) Other derivatives are comprised of embedded derivatives and derivatives related to equity contracts. As of December 31, 2023, Other derivatives also included commodity contracts.

The following table presents amounts recorded in Long-term borrowings in the Consolidated Statements of Financial Position related to cumulative basis adjustment for fair value hedges.

	December 31, 2024		December 31, 2023	
	Carrying amount	Cumulative basis adjustment included in the carrying amount	Carrying amount	Cumulative basis adjustment included in the carrying amount
Long-term borrowings designated in fair value hedges	$ 2,644	$ (51)	$ 1,023	$ 25

Under the master arrangements with the respective counterparties to our derivative contracts, in certain circumstances and subject to applicable requirements, we are allowed to net settle transactions with a single net amount payable by one party to the other. However, we have elected to present the derivative assets and derivative liabilities on a gross basis in our Consolidated Statements of Financial Position and in the table above.

As of December 31, 2024 and 2023, the potential effect of rights of offset associated with the derivative contracts would be an offset to both assets and liabilities by $77 million and $41 million, respectively.

The table below presents the pre-tax gains (losses) recognized in OCI associated with the Company's cash flow and net investment hedges.

Pre-tax Gains (Losses) Recognized in OCI Related to Cash Flow and Net Investment Hedges

	For the years ended December 31		
	2024	**2023**	**2022**
Cash flow hedges	$ 44	$ (6)	$ 37
Net investment hedges[1]	80	(97)	(111)

(1) Amounts recognized in OCI for excluded components for the periods presented were immaterial.

The tables below present the gains (losses) on our derivative financial instruments and hedging activity in the Consolidated and Combined Statements of Income.

Derivative Financial Instruments and Hedging Activity	For the year ended December 31, 2024				
	Cost of products	**Cost of services**	**SG&A**	**Interest and other financial charges — net**	**Other[4]**
Foreign currency forward contracts	$ (4)	$ (1)	$ —	$ —	$ —
Effects of cash flow hedges	**(4)**	**(1)**	**—**	**—**	**—**
Cross-currency swaps	—	—	—	31	—
Foreign currency forward and options contracts	—	—	—	11	—
Effects of net investment hedges[1]	**—**	**—**	**—**	**42**	**—**
Interest rate swaps[2]	—	—	—	(103)	—
Debt basis adjustment on Long-term borrowings	—	—	—	76	—
Effects of fair value hedges	**—**	**—**	**—**	**(27)**	**—**
Foreign currency forward contracts	(37)	(9)	—	—	1
Other derivatives[3]	—	—	8	—	37
Effects of derivatives not designated as hedging instruments	**(37)**	**(9)**	**8**	**—**	**38**

	For the year ended December 31, 2023				
	Cost of products	**Cost of services**	**SG&A**	**Interest and other financial charges — net**	**Other[4]**
Foreign currency forward contracts	$ 23	$ 6	$ —	$ —	$ —
Effects of cash flow hedges	**23**	**6**	**—**	**—**	**—**
Cross-currency swaps	—	—	—	34	—
Foreign currency forward and option contracts	—	—	—	3	—
Effects of net investment hedges[1]	**—**	**—**	**—**	**37**	**—**
Interest rate swaps[2]	—	—	—	24	—
Debt basis adjustment on Long-term borrowings	—	—	—	(25)	—
Effects of fair value hedges	**—**	**—**	**—**	**(1)**	**—**
Foreign currency forward contracts	3	2	—	—	5
Other derivatives[3]	—	—	10	—	47
Effects of derivatives not designated as hedging instruments	**3**	**2**	**10**	**—**	**52**

	For the year ended December 31, 2022				
	Cost of products	Cost of services	SG&A	Interest and other financial charges – net	Other[4]
Foreign currency forward contracts	$ 54	$ —	$ —	$ —	$ —
Effects of cash flow hedges	**54**	**—**	**—**	**—**	**—**
Cross-currency swaps	—	—	—	—	—
Foreign currency forward and option contracts	—	—	—	—	—
Effects of net investment hedges[1]	**—**	**—**	**—**	**—**	**—**
Interest rate swaps[2]	—	—	—	—	—
Debt basis adjustment on Long-term borrowings	—	—	—	—	—
Effects of fair value hedges	**—**	**—**	**—**	**—**	**—**
Foreign currency forward contracts	(96)	—	—	—	11
Other derivatives[3]	—	—	—	—	11
Effects of derivatives not designated as hedging instruments	**(96)**	**—**	**—**	**—**	**22**

(1) Changes in fair value related to components other than the spot rate are excluded from effectiveness testing for the years ended December 31, 2024, 2023, and 2022.

(2) Amount includes $(27) million, $(1) million, and $— million of interest expense on interest rate derivatives for the years ended December 31, 2024, 2023, and 2022.

(3) Other derivatives are primarily comprised of embedded derivatives and derivatives related to equity contracts.

(4) Amounts are inclusive of gains (losses) in Other (income) expense – net in the Consolidated and Combined Statements of Income.

Counterparty Credit Risk

The Company would be exposed to credit-related losses in the event of non-performance by counterparties on executed derivative instruments. The credit exposure of derivative contracts is represented by the fair value of contracts as of the reporting date. The fair value of the Company's derivatives can change significantly from period to period based on, among other factors, market movements, and changes in our positions.

We manage concentration of counterparty credit risk by limiting acceptable counterparties to major financial institutions with investment grade credit ratings, by limiting the amount of credit exposure to individual counterparties, and by actively monitoring counterparty credit ratings and the amount of individual credit exposure.

We also employ master netting arrangements that limit the risk of counterparty non-payment on a particular settlement date to the net gain that would have otherwise been received from the counterparty. Although not completely eliminated, we do not consider the risk of counterparty default to be significant as a result of these protections. None of our derivative instruments are subject to collateral or other security arrangements, nor do they contain provisions that are dependent on our credit ratings from any credit rating agency.

FAIR VALUE MEASUREMENTS.

The following table represents assets and liabilities that are recorded and measured at fair value on a recurring basis.

Fair Value of Assets and Liabilities Measured on a Recurring Basis

	As of December 31, 2024				As of December 31, 2023			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets:								
Money market funds	$ —	$ 312	$ —	$ 312	$ —	$ 200	$ —	$ 200
Investment securities	32	—	—	32	31	—	—	31
Derivatives	—	145	—	145	—	128	—	128
Liabilities:								
Derivatives	—	155	—	155	—	269	—	269
Contingent consideration	—	—	34	34	—	—	44	44

Cash equivalents

As of December 31, 2024 and 2023, Cash, cash equivalents, and restricted cash of $2,889 million and $2,504 million, respectively, included money market funds of $312 million and $200 million, and other cash equivalents of $1,573 million and $1,023 million, respectively. The carrying values of the other cash equivalents approximates the fair value due to their short maturities and are valued using Level 1 or Level 2 inputs. Refer to Note 18, "Supplemental Financial Information" for further information.

Derivatives

Derivatives are measured at fair value using a discounted cash flow method or option models using interest rates, foreign exchange spot and forward rates and yield curves observable at commonly quoted intervals, implied volatilities, and credit spreads as key inputs. Unobservable inputs relate to our own credit risk which is not significant to the overall measurement of fair value.

Contingent consideration

Contingent consideration is recorded at fair value based on estimates of future cash flows in connection with business acquisitions. As the valuation of these liabilities is based on inputs that are less observable or not observable in the market, the determination of fair value is classified within Level 3 of the fair value hierarchy.

Non-recurring fair value measurements

Changes in fair value measurements of assets and liabilities measured at fair value on a non-recurring basis, such as equity method investments, equity investments without readily determinable fair value, financing receivables, and long-lived assets, were not material for the years ended December 31, 2024, 2023, and 2022.

Fair value of other financial instruments

The estimated fair value of borrowings as of December 31, 2024 and 2023 was $9,374 million and $9,959 million, respectively, compared to a carrying value (which only includes a reduction for unamortized debt issuance costs and discounts and cumulative basis adjustment) of $8,951 million and $9,442 million, respectively. The fair value of our borrowings includes accrued interest and is determined based on observable and quoted prices and spreads of comparable debt and benchmark securities and is considered Level 2 in the fair value hierarchy. See Note 9, "Borrowings" and Note 18, "Supplemental Financial Information" for further information.

NOTE 14. COMMITMENTS, GUARANTEES, PRODUCT WARRANTIES, AND OTHER LOSS CONTINGENCIES

GUARANTEES.

The Company has off-balance sheet credit exposure through standby letters of credit, bank guarantees, bid bonds, and surety bonds. See Note 9, "Borrowings" for further information.

Following the Spin-Off, which was completed pursuant to the Separation and Distribution Agreement, the Company had remaining performance guarantees on behalf of GE. Under the Separation and Distribution Agreement, GE was obligated to use reasonable best efforts to replace the Company as the guarantor or terminate all such performance guarantees. Until such termination or replacement, in the event of non-fulfillment of contractual obligations by the relevant obligors, the Company could have been obligated to make payments under the applicable instruments for which GE was obligated to reimburse and indemnify the Company. As of December 31, 2023, the Company's maximum aggregate exposure, subject to GE reimbursement, was approximately $114 million. In the second quarter of 2024, these remaining performance guarantees were all terminated or replaced.

PRODUCT WARRANTIES.

We provide warranty coverage to our customers as part of customary practices in the market to provide assurance that the products we sell comply with agreed-upon specifications. We provide estimated product warranty expenses when we sell the related products. Warranty accruals are estimates that are based on the best available information, mostly historical claims experience, therefore claims costs may differ from amounts provided. An analysis of changes in the liability for product warranties follows.

	For the years ended December 31		
	2024	2023	2022
Balance at beginning of period	$ 192	$ 193	$ 161
Current-year provisions	202	216	238
Expenditures	(220)	(218)	(199)
Foreign currency exchange and other	(6)	1	(7)
Balance at end of period	$ 168	$ 192	$ 193

Product warranties are recognized within All other current liabilities in the Consolidated Statements of Financial Position.

LEGAL MATTERS.

In the normal course of our business, we are involved from time to time in various arbitrations; class actions; commercial, intellectual property, and product liability litigation; government investigations; investigations by competition/antitrust authorities; and other legal, regulatory, or governmental actions, including the significant matters described below that could have a material impact on our results of operations and cash flows. In many proceedings, including the specific matters described below, it is inherently difficult to determine whether any loss is probable or even reasonably possible or to estimate the size or range of the possible loss, and accruals for legal matters are not recorded until a loss for a particular matter is considered probable and reasonably estimable. Given the nature of legal matters and the complexities involved, it is often difficult to predict and determine a meaningful estimate of loss or range of loss until we know, among other factors, the particular claims involved, the likelihood of success of our defenses to those claims, the damages or other relief sought, how discovery or other procedural considerations will affect the outcome, the settlement posture of other parties, and other factors that may have a material effect on the outcome. For such matters, unless otherwise specified, we do not believe it is possible to provide a meaningful estimate of loss at this time. Moreover, it is not uncommon for legal matters to be resolved over many years, during which time relevant developments and new information must be continuously evaluated.

Contracts with Iraqi Ministry of Health
In 2017, a number of U.S. Service members, civilians, and their families brought a complaint in the U.S. District Court for the District of Columbia (the "District Court") against a number of pharmaceutical and medical device companies, including GE HealthCare and certain affiliates, alleging that the defendants violated the U.S. Anti-Terrorism Act. The complaint seeks monetary relief and alleges that the defendants provided funding for an Iraqi terrorist organization through their sales practices pursuant to pharmaceutical and medical device contracts with the Iraqi Ministry of Health. In July 2020, the District Court granted defendants' motions to dismiss and dismissed all of the plaintiffs' claims. In January 2022, a panel of the U.S. Court of Appeals for the District of Columbia Circuit reversed the District Court's decision. In February 2022, the defendants requested review of the decision by all of the judges on the U.S. Court of Appeals for the District of Columbia Circuit (the "D.C. Circuit"). In February 2023, the D.C. Circuit denied this request. In June 2023, defendants petitioned the Supreme Court to review the D.C. Circuit's decision. On June 24, 2024, the Supreme Court vacated the D.C. Circuit's decision and remanded the case to the D.C. Circuit for further consideration. On November 19, 2024, the D.C. Circuit heard oral argument from the parties, and the D.C. Circuit's decision is pending. The proceedings in the District Court are currently inactive.

Government Disclosures
From time to time, we make self-disclosures regarding our compliance with the Foreign Corrupt Practices Act ("FCPA") and similar laws to relevant authorities who may pursue or decline to pursue enforcement proceedings against us. We, with the assistance of outside counsel, made voluntary self-disclosures to the U.S. Securities and Exchange Commission ("SEC") and the U.S. Department of Justice ("DOJ") beginning in 2018 regarding tender irregularities and other potential violations of the FCPA relating to our activities in certain provinces in China. We have been engaged in ongoing discussions with each of the SEC and the DOJ regarding these matters. We are fully cooperating with the reviews by these agencies and have implemented, and continue to implement, enhancements to our compliance policies and practices. At this time, we are unable to predict the duration, scope, result, or related costs associated with these disclosures to the SEC and the DOJ. We also are unable to predict what, if any, action may be taken by the SEC or the DOJ or what penalties or remedial actions they may seek. Any determination that our operations or activities are not in compliance with existing laws or regulations, including applicable foreign laws, could result in the imposition of fines, penalties, disgorgement, equitable relief, or other losses.

ENVIRONMENTAL AND ASSET RETIREMENT OBLIGATIONS.

Our operations, like operations of other companies engaged in similar businesses, involve the use, disposal, and cleanup of substances regulated under environmental protection laws and nuclear decommissioning regulations. We have obligations for ongoing and future environmental remediation activities. Liabilities for environmental remediation and nuclear decommissioning exclude possible insurance recoveries. Due to uncertainties or changes regarding the status of laws, regulations, technology, and information related to individual sites and lawsuits, it is reasonably possible that our exposure will exceed amounts accrued, and amounts not currently reasonably estimable and/or probable may need to be accrued in future periods. Our environmental remediation liabilities, which are measured on an undiscounted basis, were $16 million and $19 million as of December 31, 2024 and 2023, respectively, and are recognized within All other current liabilities and All other non-current liabilities in the Consolidated Statements of Financial Position.

We record asset retirement obligations, which primarily relate to nuclear decommissioning, associated with the retirement of tangible long-lived assets as a liability in the period in which the obligation is incurred and its fair value can be reasonably estimated. The liability is measured at the present value of the obligation when incurred and is adjusted in subsequent periods. Corresponding asset retirement costs are generally capitalized as part of the carrying value of the related long-lived assets and depreciated over the assets' useful lives. Our asset retirement obligations were $292 million and $267 million at December 31, 2024 and 2023, respectively, and are recognized within All other current liabilities and All other non-current liabilities in the Consolidated Statements of Financial Position.

OTHER UNRECOGNIZED CONTRACTUAL OBLIGATIONS.

We have future contractual obligations and other minimum commercial commitments which represent take-or-pay contracts as well as purchase orders for goods and services utilized in the normal course of business such as capital expenditures, inventory, and services under contracts.

As of December 31, 2024, we had the following purchase commitments that are legally binding and specify minimum purchase quantities or spending amounts. These purchase commitments do not exceed our projected requirements and the amounts below exclude open purchase orders with a remaining term of less than one year.

	2025	2026	2027	2028	2029	Thereafter	Total
Other Unrecognized Contractual Obligations	$ 404	$ 362	$ 132	$ 91	$ 81	$ 91	$ 1,160

NOTE 15. RESTRUCTURING ACTIVITIES

Restructuring activities are essential to optimize the business operating model for GE HealthCare and mostly involve workforce reductions, organizational realignments, and revisions to our real estate footprint. Specifically, restructuring charges (gains) primarily include facility exit costs, employee-related termination benefits associated with workforce reductions, asset write-downs, and cease-use costs. For segment reporting, restructuring activities are not allocated.

Net expenses for restructuring initiatives committed to by management through December 31, 2024 are included in the table below.

	For the years ended December 31		
	2024	2023	2022
Employee termination costs	$ 85	$ 38	$ 74
Facility and other exit costs	18	3	46
Asset write-downs	17	13	26
Total restructuring activities – net	$ 120	$ 54	$ 146

These restructuring initiatives are expected to result in additional expenses of approximately $36 million, to be incurred primarily over the next 12 months, substantially related to employee-related termination benefits and asset write-downs. Restructuring expenses (gains) are recognized within Cost of products, Cost of services, or SG&A, as appropriate, in the Consolidated and Combined Statements of Income.

Liabilities related to restructuring are recognized within Current compensation and benefits, All other current liabilities, Non-current compensation and benefits, and All other non-current liabilities in the Consolidated Statements of Financial Position. The activity related to our restructuring liabilities follows.

	Employee termination costs	Facility and other exit costs	Total
Balance at December 31, 2022	$ 44	$ 31	$ 75
Balance transferred from GE at Spin-Off	31	—	31
Charges	36	1	37
Payments and other adjustments	(68)	(7)	(75)
Balance at December 31, 2023	$ 43	$ 25	$ 68
Charges	85	8	93
Payments and other adjustments	(60)	(15)	(75)
Balance at December 31, 2024	$ 67	$ 18	$ 86

NOTE 16. SHARE-BASED COMPENSATION

We grant stock options, restricted stock units ("RSUs"), and performance share units ("PSUs") to employees under the 2023 Long-Term Incentive Plan ("LTIP"). The Talent, Culture, and Compensation Committee of the Board of Directors approves grants under the LTIP. Under the LTIP, we are authorized to issue up to approximately 41 million shares. We record compensation expense for awards expected to vest over the vesting period. We estimate forfeitures based on experience and adjust expense to reflect actual forfeitures. When options are exercised, RSUs vest, and PSUs are earned, we issue shares from authorized unissued common stock.

Stock options provide employees the opportunity to purchase GE HealthCare shares in the future at the market price of our stock on the date the award is granted. The options become exercisable over the vesting period, typically becoming fully vested in three to three and a half years, and expire ten years from the grant date if not exercised. We value stock options using a Black-Scholes option pricing model.

RSUs provide an employee the right to shares of GE HealthCare stock when the restrictions lapse over the vesting period of three to three and a half years. Upon vesting, each RSU is converted into one share of GE HealthCare common stock. We value RSUs using the market price on the grant date.

PSUs provide an employee with the right to receive shares of GE HealthCare stock based upon achievement of certain performance metrics. PSUs are subject to an employee service period of three years. PSUs may include a relative total shareholder return ("TSR") modifier to determine the number of shares earned at the end of the performance period. We engage third-party valuation specialists to assist with the fair value estimate of the PSUs that include the TSR modifier using a Monte Carlo simulation to model the probability of possible outcomes.

The following tables provide the weighted average fair value of options, RSUs, and PSUs granted to employees during the years ended December 31, 2024 and 2023, and the related weighted average stock option valuation assumptions used in the Black-Scholes model.

Weighted Average Grant Date Fair Value

(In dollars)	December 31, 2024	December 31, 2023
Stock options	$ 32	$ 25
RSUs	89	73
PSUs	96	85

Key Assumptions in the Black-Scholes Valuation for Stock Options

	December 31, 2024	December 31, 2023
Risk-free rate	4.1 %	3.6 %
Dividend yield	0.13 %	0.01 %
Expected volatility	26.2 %	26.2 %
Expected term (in years)	6.2	6.2

For awards granted in 2023 and 2024, the expected volatility was derived from a peer group's blended historical and implied volatility as GE HealthCare does not have sufficient historical volatility based on the expected term of the underlying options. The expected term of the stock options was determined using the simplified method. The risk-free interest rate was determined using the implied yield currently available for zero-coupon U.S. government issues with a remaining term approximating the expected life of the options. The dividend yield assumption is based on the expected annualized dividend payment at the date of grant.

Stock Option Activity

	Shares (in thousands)	Weighted average exercise price (in dollars)	Weighted average contractual term (in years)	Intrinsic value (in millions)
Outstanding as of January 1, 2024	4,963 $	84		
Granted	563	92		
Exercised/Vested	(503)	67		
Forfeited	(308)	74		
Expired	(469)	141		
Outstanding as of December 31, 2024	**4,246 $**	**82**	**6.0 $**	**31**
Exercisable as of December 31, 2024	**2,178 $**	**87**	**3.7 $**	**20**
Expected to vest	**4,027 $**	**82**	**5.9 $**	**30**

RSU and PSU Activity

	RSUs				PSUs			
	Shares (in thousands)	Weighted average grant date fair value (in dollars)	Weighted average vesting period (in years)	Intrinsic value (in millions)	Shares (in thousands)	Weighted average grant date fair value (in dollars)	Weighted average vesting period (in years)	Intrinsic value (in millions)
Outstanding as of January 1, 2024	3,729 $	67			1,246 $	85		
Granted	1,292	89			610	96		
Exercised/Vested	(1,745)	63			(992)	86		
Forfeited	(414)	73			(86)	89		
Expired	—	—			—	—		
Outstanding as of December 31, 2024	2,860 $	78	1.9 $	223	778 $	91	1.8 $	61
Expected to vest	2,523 $	77	1.9 $	197	N/A	N/A	N/A	N/A

Share-based compensation expense is recognized within Cost of products, Cost of services, SG&A, or R&D, as appropriate, in the Consolidated Statements of Income.

Share-based Compensation Expense

	For the years ended	
	December 31, 2024	December 31, 2023
Share-based compensation expense (pre-tax)	$ 125 $	114
Income tax benefits	(23)	(23)
Share-based compensation expense (after-tax)	**$ 102 $**	**91**

Other Share-based Compensation Data

	For the years ended	
	December 31, 2024	December 31, 2023
Cash received from stock options exercised	$ 33 $	34
Intrinsic value of stock options exercised and RSUs/PSUs vested	251	106

Unrecognized compensation expense was $146 million as of December 31, 2024 and is expected to be recognized over a weighted-average period of approximately 1.8 years.

NOTE 17. EARNINGS PER SHARE

The numerator for both basic and diluted earnings per share ("EPS") is Net income attributable to GE HealthCare common stockholders. The denominator of basic EPS is the weighted-average number of shares outstanding during the period. Subsequent to the Spin-Off, the dilutive effect of outstanding stock options, RSUs, and PSUs is reflected in the denominator for diluted EPS using the treasury stock method.

On January 3, 2023, there were approximately 454 million shares of GE HealthCare common stock outstanding, including the interest in our outstanding shares of common stock retained by GE following the Distribution. The computation of basic and diluted earnings per common share for the year ended December 31, 2022 was calculated using this same number of common shares outstanding since no GE HealthCare equity awards were outstanding as of the Distribution Date.

Earnings Per Share		For the years ended December 31		
(In millions, except per share amounts)		2024	2023	2022
Numerator:				
Net income from continuing operations	$	2,050 $	1,618 $	1,949
Net (income) loss attributable to noncontrolling interests		(57)	(46)	(51)
Net income from continuing operations attributable to GE HealthCare		1,993	1,572	1,898
Deemed preferred stock dividend of redeemable noncontrolling interest		—	(183)	—
Net income from continuing operations attributable to GE HealthCare common stockholders		1,993	1,389	1,898
Income (loss) from discontinued operations, net of taxes		—	(4)	18
Net income attributable to GE HealthCare common stockholders	$	1,993 $	1,385 $	1,916
Denominator:				
Basic weighted-average shares outstanding		456	455	454
Dilutive effect of common stock equivalents		2	3	—
Diluted weighted-average shares outstanding		459	458	454
Basic Earnings Per Share:				
Continuing operations	$	4.37 $	3.06 $	4.18
Discontinued operations		—	(0.01)	0.04
Attributable to GE HealthCare common stockholders		4.37	3.05	4.22
Diluted Earnings Per Share:				
Continuing operations	$	4.34 $	3.04 $	4.18
Discontinued operations		—	(0.01)	0.04
Attributable to GE HealthCare common stockholders		4.34	3.03	4.22
Antidilutive securities[1]		3	4	—

(1) Diluted earnings per share excludes certain shares issuable under share-based compensation plans because the effect would have been antidilutive.

NOTE 18. SUPPLEMENTAL FINANCIAL INFORMATION

CASH, CASH EQUIVALENTS, AND RESTRICTED CASH.

		As of	
		December 31, 2024	December 31, 2023
Cash and cash equivalents	$	2,874 $	2,494
Short-term restricted cash		16	10
Total Cash, cash equivalents, and restricted cash as presented in the Consolidated Statements of Financial Position		**2,889**	**2,504**
Long-term restricted cash[1]		3	2
Total Cash, cash equivalents, and restricted cash as presented in the Consolidated and Combined Statements of Cash Flows	$	**2,893** $	**2,506**

(1) Long-term restricted cash is recognized within All other non-current assets in the Consolidated Statements of Financial Position.

INVENTORIES.

		As of	
		December 31, 2024	December 31, 2023
Raw materials	$	921 $	961
Work in process		92	91
Finished goods		926	908
Inventories	$	**1,939** $	**1,960**

Certain inventory items are long-term in nature and therefore have been recognized within All other non-current assets in the Consolidated Statements of Financial Position and are not reflected in the table above. See the supplemental table "All Other Current and Non-Current Assets" for further information.

PROPERTY, PLANT, AND EQUIPMENT – NET.

	As of	
	December 31, 2024	December 31, 2023
Land and improvements	$ 66	$ 70
Buildings, structures, and related equipment	1,943	1,956
Machinery and equipment	2,705	2,617
Leasehold improvements and manufacturing plants under construction	553	565
Total property, plant, and equipment, at original cost	**5,267**	**5,208**
Accumulated depreciation	(3,080)	(3,064)
Right-of-use operating lease assets, net of amortization[1]	364	356
Property, plant, and equipment – net	**$ 2,550**	**$ 2,500**

(1) See Note 7, "Leases" for further information.

Depreciation related to Property, plant, and equipment – net, exclusive of ROU operating lease assets, was $268 million, $248 million, and $228 million for the years ended December 31, 2024, 2023, and 2022, respectively.

ALL OTHER ASSETS AND ALL OTHER LIABILITIES.

All Other Current and Non-Current Assets	As of	
	December 31, 2024	December 31, 2023
Prepaid expenses and deferred costs	$ 188	$ 147
Financing receivables – net	90	97
Derivative instruments	123	84
Tax receivables	115	53
Other	13	8
All other current assets	**$ 529**	**$ 389**
Prepaid pension asset	$ 657	$ 716
Equity method and other investments	373	357
Financing receivables – net	183	178
Long-term receivables – net	142	124
Inventories	139	147
Contract and other deferred assets	208	168
Other[1]	248	191
All other non-current assets	**$ 1,950**	**$ 1,881**

(1) Non-current Other primarily consists of indemnity assets associated with separation agreements with GE, capitalized costs associated with cloud computing arrangements, tax receivables, and derivative instruments.

All Other Current and Non-Current Liabilities

	As of	
	December 31, 2024	December 31, 2023
Sales allowances and related liabilities	$ 242	$ 228
Income and indirect tax liabilities including uncertain tax positions	279	260
Product warranties	168	192
Accrued freight and utilities	163	132
Operating lease liabilities	115	110
Derivative instruments[1]	90	128
Interest payable on borrowings	92	87
Environmental and asset retirement obligations	17	21
Other[2]	379	335
All other current liabilities	**$ 1,545**	**$ 1,493**
Contract liabilities	$ 686	$ 705
Operating lease liabilities	270	273
Environmental and asset retirement obligations	291	265
Income and indirect tax liabilities including uncertain tax positions	237	208
Derivative instruments	64	136
Finance lease obligations	40	38
Sales allowances and related liabilities	23	27
Other[3]	184	225
All other non-current liabilities	**$ 1,796**	**$ 1,877**

(1) Derivative instruments include the related accrued interest. Refer to Note 13, "Financial Instruments and Fair Value Measurements" for further information.
(2) Current Other primarily consists of miscellaneous accrued costs, contingent consideration liabilities, and dividends payable to stockholders.
(3) Non-current Other primarily consists of miscellaneous accrued costs, indemnity liabilities associated with separation agreements with GE, and contingent consideration liabilities.

EQUITY METHOD INVESTMENTS.

		Equity method investment balance		Equity method income (loss)		
As of December 31	Ownership Percentage	2024	2023	2024	2023	2022
Nihon Medi-Physics Co., Ltd[1]	50%	$ 139	$ 150	$ 10	$ 10	$ 16
Other		24	20	(2)	1	(3)
Total		**$ 163**	**$ 170**	**$ 8**	**$ 11**	**$ 13**

(1) In the fourth quarter of 2024, GE HealthCare announced an agreement to acquire the remaining ownership interest of NMP. See Note 8, "Acquisitions, Goodwill, and Other Intangible Assets" for more information.

SUPPLY CHAIN FINANCE PROGRAMS.

A rollforward of our outstanding obligations confirmed and paid under the supply chain finance programs, which are included within Accounts Payable in the Consolidated Statements of Financial Position, is presented below.

	For the year ended December 31
	2024
Confirmed obligations outstanding at beginning of period	**$ 365**
Invoices confirmed during the year	886
Confirmed invoices paid during the year	(855)
Foreign exchange and other	(2)
Confirmed obligations outstanding at end of period	**$ 394**

COLLABORATIVE ARRANGEMENTS.

In October 2023, we entered into a Collaboration and License Agreement with Novo Nordisk ("Novo") to pursue a collaboration on the development, regulatory approval, and commercialization of an ultrasound therapy. Under the terms of this agreement, in return for providing development activities associated with the development of the underlying ultrasound device to deliver Novo's clinical therapies, we received an upfront nonrefundable payment with the potential for additional nonrefundable payments through 2027. We recognize the nonrefundable payments as an offset to R&D expense as we perform activities contemplated under this agreement. These nonrefundable payments are not material. We may also receive future payments based on the achievement of certain development milestones and regulatory approvals associated with the ultrasound therapy.

REDEEMABLE NONCONTROLLING INTERESTS.

The Company has noncontrolling interests with redemption features. These redemption features, such as put options, could require the Company to purchase the noncontrolling interests upon the occurrence of certain events. All noncontrolling interests with redemption features that are not solely within our control are recognized within the Consolidated Statements of Financial Position between liabilities and equity. Redeemable noncontrolling interests are initially recorded at the issuance date fair value. Those that are currently redeemable, or probable of becoming redeemable, are subsequently adjusted to the greater of current redemption value or initial carrying value.

Activity attributable to redeemable noncontrolling interests is presented below.

	For the years ended December 31		
	2024	2023	2022
Balance at beginning of period	$ 165	$ 230	$ 220
Net income attributable to redeemable noncontrolling interests	50	41	47
Redemption value adjustments[1]	—	183	—
Distributions to and exercise of redeemable noncontrolling interests and other[2]	(28)	(289)	(37)
Balance at end of period	$ 188	$ 165	$ 230

(1) As of January 3, 2023, certain redeemable noncontrolling interests were probable of becoming redeemable due to the change of control that occurred upon consummation of the Spin-Off. As a result, these redeemable noncontrolling interests were remeasured to their current redemption value. The remeasurement was accounted for as a deemed preferred stock dividend of redeemable noncontrolling interest and recorded as an adjustment to Retained earnings in the Consolidated Statements of Financial Position.
(2) In the first quarter of 2023, the redeemable noncontrolling interest holder exercised its option redemption provision. The redemption amount of $211 million was paid in the second quarter of 2023.

OTHER INCOME (EXPENSE) — NET.

	For the years ended December 31		
	2024	2023	2022
Net financing income and investment income (loss)	$ (1)	$ 26	$ (9)
Equity method income (loss)	8	11	13
Change in fair value of assumed obligations	(32)	(32)	—
Other items, net[1]	80	81	58
Total other income (expense) – net	$ 55	$ 86	$ 62

(1) Other items, net primarily consists of: change in tax indemnity, lease income, government grants, licensing and royalty income, and gains and losses related to derivatives for the year ended December 31, 2024; change in tax indemnity, lease income, licensing and royalty income, and gains and losses related to derivatives for the year ended December 31, 2023; and gains and losses related to derivatives and licensing and royalty income for the year ended December 31, 2022.

NOTE 19. RELATED PARTIES AND TRANSITION SERVICES AGREEMENT

PRIOR TO SPIN-OFF.

Prior to the Spin-Off, GE provided the Company with significant corporate infrastructure and shared services. The following disclosures summarize related party activity between GE HealthCare and GE. This activity, which occurred prior to the Spin-Off, is included in the combined financial statements.

Pension, Benefit, and Contribution Plans
As discussed in Note 10, "Postretirement Benefit Plans", employees of the Company participated in pension, benefit, and contribution plans that were sponsored by GE. The Company was charged $207 million for the year ended December 31, 2022 related to employee participation in these plans. In connection with the Spin-Off, a portion of the plans were transferred to the Company.

Share-Based Compensation
GE granted various employee benefits to its group employees, including those of the Company, under the GE Long-Term Incentive Plan. These benefits primarily included stock options and RSUs. Compensation expense allocated to the Company was $67 million for the year ended December 31, 2022, and was primarily recognized within SG&A in the Combined Statement of Income.

Corporate Overhead and Other Allocations from GE
GE provided certain services described below that were charged to the Company based on employee headcount, revenue, or other allocation methodologies.

	For the year ended December 31
	2022
Costs for centralized services[1]	$ 42
Costs associated with employee medical insurance[2]	122
Costs for corporate and shared services[3]	457

(1) Costs for centralized services such as public relations, treasury and cash management, and other services were recognized within SG&A in the Combined Statement of Income.
(2) Costs associated with employee medical insurance were recognized within Cost of products, Cost of services, SG&A, and R&D in the Combined Statement of Income based on the employee population.
(3) Costs for corporate and shared services such as information technology, finance and other services were primarily recognized in SG&A and R&D in the Combined Statement of Income.

Management believes that the expense and cost allocations have been determined on a basis that is a reasonable reflection of the utilization of services provided or the benefit received by the Company during the year ended December 31, 2022. The amounts that would have been incurred on a stand-alone basis could have materially differed from the amounts allocated due to economies of scale, difference in management judgment, a requirement for more or fewer employees, or other factors.

AFTER SPIN-OFF.

In connection with the Spin-Off, the Company entered into or adopted several agreements that provide a framework for the relationship between the Company and GE. These agreements were structured in anticipation of GE's transaction to separate the GE Vernova business. Refer to Note 1, "Organization and Basis of Presentation" for additional information. The below agreements had activity during the years ended December 31, 2024 and 2023:

- *Separation and Distribution Agreement* – sets forth the principal actions to be taken in connection with the Spin-Off, including the transfer of assets and assumption of liabilities, and establishes certain rights and obligations between the Company and GE following the Distribution, including procedures with respect to claims subject to indemnification and related matters.

- *Transition Services Agreement* – governs all matters relating to the provision of shared services between the Company and GE on a transitional basis. The services the Company receives include support for information technology, human resources, supply chain, finance, and facilities services, among others. Some of these costs were included in the allocations from GE prior to Spin-Off. The services generally commenced on the date of the Spin-Off and terminated in the 24 months following the Distribution Date depending upon the related transitional service. We incurred $172 million, net, and $372 million, net, for the years ended December 31, 2024 and 2023, respectively, under this agreement. These amounts represent fees charged from GE and GE Vernova to the Company, the majority of which are related to information technology, and are net of fees charged from the Company to GE and GE Vernova for facilities and other shared services.

- *Tax Matters Agreement* – governs the respective rights, responsibilities, and obligations between the Company and GE with respect to all tax matters (excluding employee-related taxes covered under the Employee Matters Agreement), in addition to certain restrictions which generally prohibit us from taking or failing to take any action in the two-year period following the Distribution that would prevent the Distribution from qualifying as tax-free for U.S. federal income tax purposes, including limitations on our ability to pursue certain strategic transactions. The Tax Matters Agreement specifies the portion of tax liability for which the Company will bear contractual responsibility, and the Company and GE will each agree to indemnify each other against any amounts for which such indemnified party is not responsible.

Current amounts due from and to GE under the various agreements are recognized within Due from related parties or Due to related parties, as applicable, in the Consolidated Statements of Financial Position. Non-current amounts due from GE were $99 million and $81 million, and due to GE were $34 million and $33 million, as of December 31, 2024 and 2023, respectively. These amounts were recognized within All other non-current assets and All other non-current liabilities, respectively, in the Consolidated Statements of Financial Position and relate to tax and other indemnities. Following its separation from GE, GE Vernova does not meet the definition of a related party; accordingly, amounts as of December 31, 2024 due to and from GE Vernova in accordance with the TSA are excluded from the Due from related parties and Due to related parties financial statement line items and non-current balances disclosed above.

NOTE 20. SUBSEQUENT EVENTS

On February 3, 2025, we repaid $250 million of the outstanding Term Loan Facility.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES.

Under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, the Company evaluated its disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of December 31, 2024, and that the information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported, within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING.

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. Management has evaluated the effectiveness of the internal control over financial reporting, based on the framework and criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and concluded that they were effective as of December 31, 2024. All internal control systems have inherent limitations; as such, they may not prevent or detect all misstatements or fraud. Therefore, even those internal control systems determined to be effective can provide only reasonable assurance with respect to financial statements preparation and reporting. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that the current control structure may become inadequate for changes in conditions or the degree of compliance with the policies may deteriorate.

The effectiveness of such controls has been audited by Deloitte & Touche LLP, our independent registered public accounting firm, as stated in their report included in Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING.

During the quarter ended December 31, 2024, the Company continued to exit from various transition service agreements with GE, primarily related to IT systems that impact financial reporting. Consequently, responsibility for execution of related internal controls transferred to the Company, including general IT controls in connection with IT environment changes. Other than those discussed in the preceding sentences, there were no changes in the Company's internal control over financial reporting that occurred during the quarter ended December 31, 2024 that materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

DIRECTOR AND OFFICER TRADING ARRANGEMENTS.

None of our directors or executive officers adopted or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement (as defined in Item 408(c) of Regulation S-K) during the quarterly period covered by this report.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III
ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required under this item, with the exception of "Information About Our Executive Officers" and "Ethics and Governance" located under Item 1, "Business" of this Annual Report on Form 10-K, is incorporated by reference to the Company's definitive proxy statement pursuant to Regulation 14A, which will be filed with the Securities and Exchange Commission no later than 120 days after the close of the Company's fiscal year ended December 31, 2024.

ITEM 11. EXECUTIVE COMPENSATION

The information required under this item is incorporated by reference to the Company's definitive proxy statement pursuant to Regulation 14A, which will be filed with the Securities and Exchange Commission no later than 120 days after the close of the Company's fiscal year ended December 31, 2024.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required under this item is incorporated by reference to the Company's definitive proxy statement pursuant to Regulation 14A, which will be filed with the Securities and Exchange Commission no later than 120 days after the close of the Company's fiscal year ended December 31, 2024.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required under this item is incorporated by reference to the Company's definitive proxy statement pursuant to Regulation 14A, which will be filed with the Securities and Exchange Commission no later than 120 days after the close of the Company's fiscal year ended December 31, 2024.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required under this item is incorporated by reference to the Company's definitive proxy statement pursuant to Regulation 14A, which will be filed with the Securities and Exchange Commission no later than 120 days after the close of the Company's fiscal year ended December 31, 2024.

PART IV
ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

FINANCIAL STATEMENTS.

Refer to Item 8, "Financial Statements and Supplementary Data" for a listing of our financial statements.

FINANCIAL SCHEDULES.

Schedules required by Regulation S-X (17 CFR 210) are omitted because they are either not applicable or the financial information is already included within the financial statements or notes thereto.

EXHIBITS.

Number	Description
2.1	Separation and Distribution Agreement, dated November 7, 2022, by and between General Electric Company and the Registrant, as amended (incorporated by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K filed with the SEC on January 4, 2023).†
3.1	Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed with the SEC on December 29, 2022).
3.2	Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant's Current Report on Form 8-K filed with the SEC on December 29, 2022).
4.1	Base Indenture, dated as of November 22, 2022, among GE HealthCare Holding LLC, General Electric Company, as guarantor, and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.1 to General Electric Company's Current Report on Form 8-K filed with the SEC on November 23, 2022).

4.2	First Supplemental Indenture, dated as of November 22, 2022, between GE HealthCare Holding LLC and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.2 to General Electric Company's Current Report on Form 8-K filed with the SEC on November 23, 2022).
4.3	Second Supplemental Indenture, dated as of August 14, 2024, between the Registrant and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed with the SEC on August 15, 2024).
4.4	Description of Securities (incorporated by reference to Exhibit 4.4 to the Registrant's Annual Report on Form 10-K filed with the SEC on February 15, 2023).
10.1	Tax Matters Agreement, dated January 2, 2023, by and between General Electric Company and the Registrant (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed with the SEC on January 4, 2023).†
10.2	Employee Matters Agreement, dated January 2, 2023, by and between General Electric Company and the Registrant (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed with the SEC on January 4, 2023).
10.3	Trademark License Agreement, dated December 31, 2022, by and between General Electric Company and GE HealthCare Imaging Holding Inc. (incorporated by reference into Exhibit 10.4 to the Registrant's Current Report on Form 8-K filed with the SEC on January 4, 2023).†
10.4	Real Estate Matters Agreement, dated January 2, 2023, by and between General Electric Company and the Registrant (incorporated by reference to Exhibit 10.5 to the Registrant's Current Report on Form 8-K filed with the SEC on January 4, 2023).
10.5	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.7 to the Registrant's Form 10 filed with the SEC on October 11, 2022).
10.6	Term Loan Agreement, dated as of November 4, 2022, by and among GE HealthCare Holding LLC, as the borrower, the lenders from time to time party thereto and Citibank, N.A., as administrative agent (incorporated by reference to Exhibit 10.8 to the Registrant's Amendment No.1 to Form 10 filed with the SEC on November 7, 2022).
10.7	364-Day Revolving Credit Agreement, dated as of December 11, 2024, by and among GE HealthCare Technologies Inc., the lenders party thereto, and Citibank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K filed with the SEC on December 12, 2024).
10.8	Credit Agreement, dated as of November 4, 2022, by and among the Registrant, as the borrower, the lenders from time to time party thereto and Citibank, N.A., as administrative agent (incorporated by reference to Exhibit 10.10 to the Registrant's Amendment No. 1 to Form 10 filed with the SEC on November 7, 2022).
10.9*	GE HealthCare 2023 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.11 to the Registrant's Registration Statement on Form S-1 filed with the SEC on December 14, 2022).
10.10*	GE HealthCare Mirror 2022 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.12 to the Registrant's Registration Statement on Form S-1 filed with the SEC on December 14, 2022).
10.11*	GE HealthCare Mirror 2007 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.13 to the Registrant's Registration Statement on Form S-1 filed with the SEC on December 14, 2022).
10.12*	GE HealthCare Mirror 1990 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.14 to the Registrant's Registration Statement on Form S-1 filed with the SEC on December 14, 2022).
10.13*	Offer Letter with Peter J. Arduini, dated June 15, 2021 (incorporated by reference to Exhibit 10.15 to the Registrant's Amendment No. 1 to Form 10 filed with the SEC on November 7, 2022).
10.14*	Amended Offer Letter with Peter J. Arduini, dated November 16, 2022 (incorporated by reference to Exhibit 10.16 to the Registrant's Amendment No. 2 to Form 10 filed with the SEC on November 18, 2022).
10.15*	Offer Letter with Frank R. Jimenez, dated February 4, 2022 (incorporated by reference to Exhibit 10.13 to the Registrant's Quarterly Report on Form 10-Q filed with the SEC on April 25, 2023).
10.16*	Offer Letter with James K. Saccaro, dated May 4, 2023 (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed with the SEC on July 25, 2023).†
10.17*	Offer Letter with Taha Kass-Hout, dated September 9, 2022 (incorporated by reference to Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q filed with the SEC on April 30, 2024).
10.18*	Performance Stock Unit Grant Agreement for Peter J. Arduini, dated February 23, 2022 (incorporated by reference to Exhibit 10.19 to the Registrant's Amendment No. 1 to Form 10 filed with the SEC on November 7, 2022).
10.19*	GE HealthCare Annual Executive Incentive Plan (incorporated by reference to Exhibit 10.20 to the Registrant's Amendment No. 1 to Form 10 filed with the SEC on November 7, 2022).
10.20*	GE HealthCare Restoration Plan (incorporated by reference to Exhibit 10.21 to the Registrant's Amendment No. 1 to Form 10 filed with the SEC on November 7, 2022).
10.21*	One GE HealthCare Annual Bonus Plan (incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K filed with the SEC on February 3, 2023).

10.22*	GE HealthCare US Severance and Change in Control Plan for CEO and Leadership Team (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed with the SEC on July 25, 2023).
10.23*	GE HealthCare Non-Employee Director Compensation and Benefits Plan (incorporated by reference to Exhibit 10.9 to the Registrant's Quarterly Report on Form 10-Q filed with the SEC on April 25, 2023).
10.24*	GE HealthCare Founders Restricted Stock Unit Grant Agreement (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the SEC on February 3, 2023).
10.25*	GE HealthCare Founders Stock Option Grant Agreement (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed with the SEC on February 3, 2023).
10.26*	2023 GE HealthCare Restricted Stock Unit Grant Agreement (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the SEC on March 3, 2023).
10.27*	2023 GE HealthCare Stock Option Grant Agreement (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed with the SEC on March 3, 2023).
10.28*	2023 GE HealthCare Performance Stock Unit Grant Agreement (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed with the SEC on March 3, 2023).
10.29*	2023 Global Addendum (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed with the SEC on February 3, 2023).
10.30*	2024 GE HealthCare Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed with the SEC on April 30, 2024).
10.31*	2024 GE HealthCare Stock Option Grant Agreement (incorporated by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed with the SEC on April 30, 2024).
10.32*	2024 GE HealthCare Performance Stock Unit Grant Agreement (incorporated by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q filed with the SEC on April 30, 2024).
10.33*	2024 Global Addendum (incorporated by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q filed with the SEC on April 30, 2024).
10.34*	GE HealthCare Director Restricted Stock Unit Grant Agreement (incorporated by reference to Exhibit 10.10 to the Registrant's Quarterly Report on Form 10-Q filed with the SEC on April 25, 2023).
10.35*	GE HealthCare Director Deferred Stock Unit Grant Agreement (incorporated by reference to Exhibit 10.11 to the Registrant's Quarterly Report on Form 10-Q filed with the SEC on April 25, 2023).
19.1	GE HealthCare Technologies Inc. Securities Trading Policy.
21.1	Subsidiaries of the Registrant.
23.1	Consent of Independent Registered Public Accounting Firm.
31.1	Certification of the Registrant's Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of the Registrant's Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certifications of the Registrant's Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	GE HealthCare Technologies Inc. Clawback Policy (incorporated by reference to Exhibit 97.1 to the Registrant's Annual Report on Form 10-K filed with the SEC on February 6, 2024).
101	The following materials from GE HealthCare Technologies Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, formatted inline XBRL (eXtensible Business Reporting Language): (1) Consolidated and Combined Statements of Income for the years ended December 31, 2024, 2023, and 2022; (2) Consolidated and Combined Statements of Comprehensive Income (Loss) for years ended December 31, 2024, 2023, and 2022; (3) Consolidated Statements of Financial Position as of December 31, 2024 and 2023; (4) Consolidated and Combined Statements of Changes in Equity for the years ended December 31, 2024, 2023, and 2022; (5) Consolidated and Combined Statements of Cash Flows for the years ended December 31, 2024, 2023, and 2022; and (6) Notes to the Consolidated and Combined Financial Statements.
104	Cover Page Interactive Data File (formatted as Inline XBRL).
†	Certain portions of this exhibit have been redacted pursuant to Item 601(b)(2)(ii) and Item 601(b)(10)(iv) of Regulation S-K, as applicable. The Company agrees to furnish supplementally an unredacted copy of the exhibit to the Securities and Exchange Commission upon its request.
*	Management contract or compensatory plan or arrangement.

ITEM 16. FORM 10-K SUMMARY

Registrants may voluntarily include a summary of information required by Form 10-K under this Item 16. The Company has elected to not include such summary information.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	GE HealthCare Technologies Inc.
	(Registrant)
February 13, 2025	/s/ James K. Saccaro
Date	James K. Saccaro, Vice President & Chief Financial Officer (Principal Financial Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on February 13, 2025.

Signature	/s/ Peter J. Arduini
Title	Peter J. Arduini, President & Chief Executive Officer and Director (Principal Executive Officer)
	/s/ James K. Saccaro
	James K. Saccaro, Vice President & Chief Financial Officer (Principal Financial Officer)
	/s/ George A. Newcomb
	George A. Newcomb, Chief Accounting Officer (Principal Accounting Officer)
	/s/ H. Lawrence Culp, Jr.
	H. Lawrence Culp, Jr., Chairman of the Board of Directors
	/s/ Rodney F. Hochman
	Rodney F. Hochman, Director
	/s/ Lloyd W. Howell, Jr.
	Lloyd W. Howell, Jr., Director
	/s/ Risa Lavizzo-Mourey
	Risa Lavizzo-Mourey, Director
	/s/ Catherine Lesjak
	Catherine Lesjak, Director
	/s/ Anne T. Madden
	Anne T. Madden, Director
	/s/ Tomislav Mihaljevic
	Tomislav Mihaljevic, Director
	/s/ William J. Stromberg
	William J. Stromberg, Director
	/s/ Phoebe L. Yang
	Phoebe L. Yang, Director





gehealthcare.com

2025
Proxy Statement

 GE HealthCare

Notice of 2025 Annual Meeting of Stockholders

GE HealthCare Technologies Inc.
500 West Monroe Street, Chicago, Illinois 60661

Logistics



Time and Date
9:00 a.m. Central Time on May 28, 2025



Venue
Virtual via live webcast at: www.virtualshareholdermeeting.com/GEHC2025



Record Date
March 31, 2025

You may log into the meeting 15 minutes prior to the start of the meeting.

Items of Business

	Proposal	Board Vote Recommendation
1	Election of the 10 Director Nominees Named in this Proxy Statement for a One-Year Term	**FOR** each director nominee
2	Approval of Our Named Executive Officers' Compensation in an Advisory Vote	**FOR**
3	Ratification of the Appointment of Deloitte & Touche LLP as Our Independent Auditor for the Fiscal Year Ending December 31, 2025	**FOR**
4	Stockholder Proposal Regarding Stockholder Ratification of Certain Termination Pay Arrangements, if properly presented	**AGAINST**

Stockholders will also transact such other business as may properly come before the meeting, including any adjournment or postponement thereof.

How You Can Vote



Via the Internet at
www.proxyvote.com, or at the website indicated on the materials provided to you by your broker



By Telephone
Call the telephone number on your proxy card or voting instruction form



By Mail
Sign, date, and return your proxy card or voting instruction form

If you are a beneficial owner and received a voting instruction form, please follow the instructions provided by your bank or broker to vote your shares.

You are invited to participate in the GE HealthCare Technologies Inc. ("GE HealthCare") 2025 Annual Meeting of Stockholders. If you were a GE HealthCare stockholder at the close of business on March 31, 2025, the record date, you are entitled to vote at the meeting. Even if you plan to attend the live webcast, we encourage you to submit your vote as soon as possible through one of the methods available to you.

Cordially,

Frank R. Jimenez, Secretary

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to Be Held on May 28, 2025

This Notice of the 2025 Annual Meeting of Stockholders and proxy statement, as well as GE HealthCare's 2024 Annual Report on Form 10-K, are available free of charge at **www.proxyvote.com** or on the Investors section of our website, **investor.gehealthcare.com**.

The Board of Directors of GE HealthCare is soliciting proxies to be voted at our 2025 Annual Meeting of Stockholders on May 28, 2025, and at any postponed or reconvened meeting. We expect that the proxy materials or a notice of internet availability will be mailed and made available to stockholders beginning on or about April 10, 2025. At the meeting, votes will be taken on the matters listed in the Notice of 2025 Annual Meeting of Stockholders.

Where Can You Find More Information? See "Voting and Meeting Information" on page 80.

References to our website in this proxy statement, including the contents of GE HealthCare's Sustainability Report or GE HealthCare's 2024 Annual Report on Form 10-K, are for the convenience of readers, and information available at or through our website is not a part of, nor is it incorporated by reference in, these documents.

Table of Contents

Forward-Looking Statements

This proxy statement contains forward-looking statements. These forward-looking statements might be identified by words, and variations of words, such as "will," "expect," "may," "would," "could," "plan," "believe," "anticipate," "intend," "estimate," "potential," "position," "forecast," "target," "guidance," "outlook," and similar expressions. These forward-looking statements may include, but are not limited to, statements about our business operations; our strategy; governance, sustainability, and compensation practices and policies; our agreements with General Electric Company ("GE"); and financial information. Please see our risk factors, as they may be amended from time to time, set forth in our filings with the U.S. Securities and Exchange Commission (the "SEC"), including our most recently filed Annual Report on Form 10-K (the "2024 Form 10-K"). There may be other factors not presently known to us or which we currently consider to be immaterial that could cause our actual results to differ materially from those projected in any forward-looking statements we make. We do not undertake any obligation to update or revise our forward-looking statements except as required by applicable law or regulation.

Proxy Statement Summary

This section summarizes and highlights certain information contained in this proxy statement but does not contain all the information that you should consider when casting your vote. Please review the entire proxy statement as well as the 2024 Form 10-K carefully before voting.

2025 Annual Meeting of Stockholders

Date and Time:
May 28, 2025 at 9:00 a.m. Central Time

Location:
Virtual via live webcast at: **www.virtualshareholdermeeting.com/GEHC2025**

Record Date:
Stockholders of record at the close of business on March 31, 2025 are entitled to attend and vote at the 2025 Annual Meeting of Stockholders (the "Annual Meeting"). On that date, there were 457,843,185 shares of common stock of GE HealthCare Technologies Inc. ("GE HealthCare," the "Company," "we," "us," or "our") outstanding and entitled to vote.

Voting Matters and Board Recommendations

Stockholders will be asked to vote on the following matters at the Annual Meeting. Whether or not you plan to attend the Annual Meeting, we encourage you to promptly submit your proxy with your voting instructions. You may do this over the internet, as well as by telephone or mail. See "Voting and Meeting Information" on page 80. The Company's Board of Directors (the "Board") is not aware of any matter that will be presented for a vote at the Annual Meeting other than those shown below.

Management Proposal **1**	**Election of the 10 Director Nominees Named in this Proxy Statement for a One-Year Term**
	At the Annual Meeting, ten director nominees will stand for election to hold office until the 2026 Annual Meeting of Stockholders or until their successors have been elected and qualified.
	 **The Board recommends a vote FOR each director nominee** See Page 9

Management Proposal **2**	**Approval of Our Named Executive Officers' Compensation in an Advisory Vote**
	We are asking stockholders to approve, on an advisory basis, the compensation paid to our named executive officers ("NEOs") in 2024, as described in this proxy statement.
	 **The Board recommends a vote FOR the say-on-pay proposal** See Page 36

Management Proposal **3**	**Ratification of the Appointment of Deloitte & Touche LLP as Our Independent Auditor for the Fiscal Year Ending December 31, 2025**
	We are asking stockholders to ratify the selection of Deloitte & Touche LLP as our independent auditor for the fiscal year ending December 31, 2025.
	 **The Board recommends a vote FOR ratification of the Audit Committee's selection of Deloitte & Touche LLP ("Deloitte") as our independent auditor for the fiscal year ending December 31, 2025** See Page 74

Stockholder Proposal **4**	**Stockholder Ratification of Certain Termination Pay Arrangements, if Properly Presented**
	The Board recommends a vote AGAINST stockholder ratification of certain termination pay arrangements.
	⊗ **The Board recommends a vote AGAINST the proposal** See Page 77

Company Overview

GE HealthCare is a trusted partner and leading global healthcare solutions provider, innovating medical technology, pharmaceutical diagnostics, and integrated, cloud-first AI-enabled solutions, services, and data analytics. We aim to make hospitals and health systems more efficient, clinicians more effective, therapies more precise, and patients healthier and happier. Serving patients and providers for more than 125 years, GE HealthCare is advancing personalized, connected, and compassionate care, while simplifying the patient's journey across care pathways. Together, our Imaging, Advanced Visualization Solutions, Patient Care Solutions, and Pharmaceutical Diagnostics businesses help improve patient care from screening and diagnosis to therapy and monitoring. We are a $19.7 billion business with approximately 53,000 colleagues working to create a world where healthcare has no limits.

On January 3, 2023, we completed a spin-off from our former parent company, GE. Within this proxy statement, we refer to this transaction, which resulted in GE HealthCare becoming an independent publicly traded company, as the "Spin-Off."

Strategy

At GE HealthCare, we see possibilities through innovation. We are partnering with our customers to fulfill healthcare's greatest potential through groundbreaking medical technology, intelligent devices, and care solutions. Our strategy is focused on leveraging our strengths, exploring new opportunities, and anticipating future healthcare needs. Innovation has always been a cornerstone for GE HealthCare, and our new product introduction growth supports our evolution from an imaging and critical care equipment company to a healthcare solutions provider. Our deep understanding of our customers' challenges and the industry allow us to be a strategic partner and co-creator of a holistic offering inclusive of technology, services, and solutions, and our comprehensive approach drives transformation for the customer. We continue to advance our leadership position in artificial intelligence ("AI") through obtaining AI-enabled U.S. Food and Drug Administration authorizations, developing cloud-based solutions, and developing foundation models to simplify AI integration in healthcare.

In 2024, we demonstrated our commitment to our disciplined mergers and acquisitions strategy, complementing existing technologies and solutions. We closed on two acquisitions, resulting in the additions of MIM Software, with AI-enabled image analysis and workflow tools, and Intelligent Ultrasound, adding innovative, real-time image recognition technology. We also announced the acquisition of the remaining 50% stake in Nihon Medi-Physics to deepen our radiopharmaceutical distribution capabilities in Japan and other Asian markets. We deliver the smart devices and drugs that help customers solve for disease states across the patient journey, and digital and AI-powered technologies that unlock the power of data to help clinicians make more informed decisions, enabling better patient outcomes.

Our strategy prioritizes the following pillars:



Precision care
Connected care pathways and digitization of healthcare



Growth acceleration
Commercial capabilities and product leadership



Business Optimization
Sustainable margin expansion and strong cash flow

Compensation

Our executive compensation program is designed to attract, retain, and motivate top executive talent who create long-term value for our stockholders through execution of our business strategy. Our pay program is market-competitive, aligned with stockholder interests, and driven by strong governance practices for sound decision-making. Highlights of our executive compensation and governance practices include:

- A total rewards philosophy and guiding principles that serve as a clear and transparent framework for considering compensation designs and individual pay levels
- An executive compensation program designed to strengthen the link between pay and performance by having a significant portion of total executive compensation at-risk, performance-based, and long-term focused
- Use of a balanced mix of cash and equity and annual and long-term incentives
- Annual and long-term incentive plans that incorporate business-focused goals, which are complementary, risk-balancing, and designed to encourage an ownership-oriented team
- Robust governance practices, including stock ownership requirements, a clawback policy (with mandatory and discretionary components), prohibitions on hedging and pledging, and annual risk assessments
- Proactive stockholder outreach to understand their perspectives and views on our executive compensation program and philosophy

Director Nominees

The Nominating and Governance Committee (the "Governance Committee") recommended and the Board nominated each of the 10 incumbent directors for election at the Annual Meeting to hold office until the 2026 Annual Meeting of Stockholders or until their successors have been elected and qualified. Information about each director nominee in this Proxy Statement Summary is as of March 31, 2025.

H. Lawrence Culp, Jr.



Chairman
Chairman and Chief Executive Officer
GE Aerospace

Age: 62

Risa Lavizzo-Mourey   Independent



Lead Director
Nominating and Governance Committee Chair
Professor Emerita
University of Pennsylvania

Former President and Chief Executive Officer
Robert Wood Johnson Foundation

Age: 70

Peter J. Arduini



President and Chief Executive Officer
GE HealthCare Technologies Inc.

Age: 60

Rodney F. Hochman   Independent



Chief Executive Officer Emeritus
Providence

Age: 69

Lloyd W. Howell, Jr.   Independent



Executive Director
NFL Players Association

Former Executive Vice President, Chief Financial Officer, and Treasurer Booz Allen Hamilton Holding Company

Age: 58

Catherine Lesjak   Independent



Audit Committee Chair
Former Executive Vice President and Chief Financial Officer
HP, and its predecessor, Hewlett-Packard

Age: 66

Anne T. Madden   Independent



Senior Vice President and General Counsel
Honeywell International Inc.

Age: 60

Tomislav Mihaljevic   Independent



Chief Executive Officer and President, Morton L. Mandel CEO Chair
Cleveland Clinic

Age: 61

William J. Stromberg   Independent



Talent, Culture, and Compensation Committee Chair
Former Chief Executive Officer
T. Rowe Price Group

Age: 65

Phoebe L. Yang   Independent



Former General Manager
Amazon Web Services, Healthcare

Age: 56

Board of Directors

Our Board composition reflects our intention to have a board of directors with a well-rounded range of perspectives and a variety of experiences and industry backgrounds related to our business activities.

The composition of the Board nominees is:

Age



62.7 years
Average Age

- ■ <60 years
- ■ 60-65 years
- ■ >65 years

Gender



- ■ Female
- ■ Male

3 board leadership positions are held by women and 2 are held by men

Birthplace



- ■ US
- ■ Outside the US

Independence



- ■ Independent
- ■ Not Independent

All director nominees except our Chairman and our Chief Executive Officer ("CEO") are independent and meet applicable heightened independence standards for our Audit Committee, Talent, Culture, and Compensation Committee ("Compensation Committee"), and Governance Committee.

Demographic Background



- ■ White
- ■ Asian
- ■ Black/African American

Governance

GE HealthCare's commitment to good corporate governance is embodied in our Governance Principles. The Governance Principles set forth the Board's governance practices. The Governance Committee assesses the Governance Principles on an ongoing basis in light of current practices. The following is a summary of our significant corporate governance practices.

Key Corporate Governance Practices

- Majority of independent directors, with a goal of at least two-thirds independent; 8 out of 10 director nominees are independent
- Annual election of all directors by majority vote
- No supermajority provisions in governing documents
- Strong lead director with clearly delineated duties
- Lead director oversees the Board's periodic review of its leadership structure
- Annual Board and committee self-evaluations
- Board-level oversight of sustainability matters
- Board refreshment mechanism (term limit of 15 years)

- Regular executive sessions of independent directors
- Board and committees may hire outside advisors independent of management
- Clawback policy that applies to all cash and equity incentive awards
- Prohibitions against hedging and pledging
- Robust stock ownership and retention requirements
- Limits on director outside board commitments ("overboarding")
- No poison pill or dual-class shares
- Stockholder right to call special meetings at 25%
- Proxy access provisions

Corporate Governance



Management Proposal No. 1

Election of Directors

The Board recommends a vote FOR each director nominee

All nominees are current GE HealthCare Board members.

What are you voting on?

At the Annual Meeting, ten director nominees will stand for election to hold office until the 2026 Annual Meeting of Stockholders or until their successors have been elected and qualified.

Nominee Biographies

The following information about each director nominee is as of March 31, 2025.



H. Lawrence Culp, Jr. | Chairman

Age: 62
Birthplace: United States

Chairman and Chief Executive Officer, GE Aerospace

Mr. Culp is the Chairman and Chief Executive Officer of General Electric Company, operating as GE Aerospace. Mr. Culp joined the GE Board of Directors in April 2018 and was appointed Chief Executive Officer of GE in October 2018. In June 2022, he assumed additional duty as Chief Executive Officer of GE Aerospace and became Chairman and Chief Executive Officer of GE Aerospace when it launched as a public company in April 2024. He has also served as the non-executive Chairman of our Board since the Spin-Off. As Chairman and Chief Executive Officer of GE, Mr. Culp led the industrial technology company's multi-year financial and operational transformation. Under his leadership, GE further focused the company's portfolio and simultaneously improved operations across its businesses by implementing and adopting lean with a relentless focus on safety, quality, delivery, and cost—in that order—to better serve customers. These efforts built a strong foundation for the successful creation of three independent, investment-grade public companies GE HealthCare, GE Vernova, and GE Aerospace. Each company is an industry leader with extensive global installed bases and a strong services orientation.

Prior to joining GE, Mr. Culp spent 25 years at Danaher Corporation, including serving as President and Chief Executive Officer from 2001 to 2014. Mr. Culp joined Danaher in 1990 at Veeder-Root, becoming President in 1993. He was appointed Group Executive and Corporate Officer in 1995, with responsibility for Danaher's Environmental and Electronic Test and Measurement platforms while also serving as President of Fluke and Fluke Networks. He was named Executive Vice President in 1999, Chief Operating Officer in 2000, and President and Chief Executive Officer in 2001. Mr. Culp is a graduate of Harvard Business School and served as a Senior Lecturer from 2015 to 2018. We believe that Mr. Culp's globally recognized leadership, risk management, and executive management experience make him uniquely qualified to serve as our Chairman.

Key Skills & Experience

- Healthcare Industry
- Finance and Accounting
- Risk Management
- Global
- Academia and Nonprofit

Other Current Public Company Boards

- GE Aerospace

Prior Public Company Boards

- Danaher Corporation
- GlaxoSmithKline
- T. Rowe Price Group

Other Positions

- Member and former Chairman, Board of Visitors & Governors, Washington College
- Member, Board of Trustees, Wake Forest University



Risa Lavizzo-Mourey | Independent Lead Director

Chair: Governance Committee

Committee Memberships
Governance Committee

Age: 70
Birthplace: United States

Professor Emerita, University of Pennsylvania, and Former President and Chief Executive Officer, Robert Wood Johnson Foundation

Dr. Lavizzo-Mourey has served as Lead Director of our Board since the Spin-Off. Dr. Lavizzo-Mourey served as the Robert Wood Johnson Foundation Professor of Health Equity and Health Policy from January 2018 to January 2021. From 2003 to 2017, Dr. Lavizzo-Mourey was the Chief Executive Officer of the Robert Wood Johnson Foundation, where she spearheaded initiatives to reverse the childhood obesity epidemic, create an affordable and inclusive healthcare system, and address social factors associated with adverse health impacts. Dr. Lavizzo-Mourey was a professor at the University of Pennsylvania from 1986 until 2003 where she served as Chief of Geriatric Medicine and Director of the Institute of Aging. She also has extensive government experience in a wide range of roles from 1985 to 1998, including as a Co-Chair of the White House Health Care Reform Task Force and as an Advisory Committee Member on the President's Advisory Commission on Consumer Protection and Quality in the Health Care Industry. We believe Dr. Lavizzo-Mourey is well-qualified to serve on our Board because of her extensive leadership experience, accomplishments in both academia and nonprofit organizations, and healthcare knowledge.

Key Skills & Experience
- Healthcare Industry
- Science and Technology
- Risk Management
- Government and Legal
- Academia and Nonprofit

Other Current Public Company Boards
- Intel (until May 2025)
- Merck

Prior Public Company Boards
- Hess
- General Electric
- Better Therapeutics

Other Positions
- Chair, Smithsonian Institution Board of Regents
- Advisory Board Member, National Museum of Natural History
- Governor, TIAA
- Trustee, Howard Hughes Medical Institute
- Board of Advisors, HealthQuest



Peter J. Arduini

Age: 60
Birthplace: United States

President and Chief Executive Officer, GE HealthCare Technologies Inc.

In December 2022, Mr. Arduini was appointed as our President and Chief Executive Officer in connection with the Spin-Off, and he has also served as a member of the Board since the Spin-Off. He served as the President and Chief Executive Officer of GE's healthcare business from January 2022 until December 2022. Previously, Mr. Arduini was the President and Chief Executive Officer of Integra LifeSciences ("Integra"), a global medical technology company, from January 2012 to December 2021. During his tenure as Integra's Chief Executive Officer, the Integra portfolio evolved significantly to a faster growing and more profitable company through multiple acquisitions and a sustainable research and development pipeline. Prior to Integra, Mr. Arduini worked at Baxter Healthcare as President of its Medication Delivery division. Before Baxter Healthcare, he spent 15 years at GE's healthcare business in a variety of leadership roles in the United States and globally, including leading the Computed Tomography and Molecular Imaging business, Healthcare Services and U.S. sales. As our Chief Executive Officer and with many years of experience leading organizations that provide healthcare products and services, Mr. Arduini has extensive knowledge of the industry and is uniquely qualified to understand the opportunities and challenges facing our business.

Key Skills & Experience
- Healthcare Industry
- Finance and Accounting
- Science and Technology
- Risk Management
- Global

Other Current Public Company Boards
- Bristol Myers Squibb

Prior Public Company Boards
- Integra LifeSciences

Other Positions
- Chair of Board of Directors, Advanced Medical Technology Association
- Director and Chair of Funds Development, National Italian American Foundation



Rodney F. Hochman | Independent

Committee Memberships
Compensation Committee
Governance Committee

Age: 69
Birthplace: United States

Chief Executive Officer Emeritus, Providence

Dr. Hochman has served as a member of our Board since the Spin-Off. Dr. Hochman has served as Senior Advisor, Healthcare at Bain Capital, LP, a private investment firm, and Chief Executive Officer Emeritus of Providence, a Catholic not-for-profit health system, since January 2025. From 2016 through December 2024, Dr. Hochman served as the President and Chief Executive Officer of Providence. Dr. Hochman also served as a member of the board of Providence until his retirement in December 2024. From 2013 to 2016, he served as the President and Chief Executive Officer of Providence Health & Services, Inc., which merged with St. Joseph Health to form Providence St. Joseph Health (now Providence) in 2016. Before that, he served as the President and Chief Executive Officer of Swedish Medical Center from 2007 to 2012. From 1998 to 2007, Dr. Hochman held various leadership roles within the Sentara Health System. He is former Chair of the American Hospital Association and the Catholic Health Association. We believe Dr. Hochman is well-qualified to serve on our Board because of his extensive leadership experience, finance and accounting expertise, and healthcare knowledge.

Key Skills & Experience
- Healthcare Industry
- Finance and Accounting
- Science and Technology
- Risk Management
- Academia and Nonprofit

Prior Public Company Boards
- Diversey Holdings

Other Positions
- Fellow of the American College of Rheumatology
- Fellow of the American College of Physicians
- Advisory Board Member, University of Washington Foster School of Business
- Dean's Advisory Board Member, Boston University School of Medicine
- Director, Truveta
- Director, LeanTaas



Lloyd W. Howell, Jr. | Independent

Committee Memberships
Audit Committee | **Financial Expert**
Compensation Committee

Age: 58
Birthplace: United States

Executive Director, NFL Players Association, and Former Executive Vice President, Chief Financial Officer, and Treasurer, Booz Allen Hamilton Holding Company

Mr. Howell has served as a member of our Board since the Spin-Off. He has been the Executive Director of the NFL Players Association since July 2023. From July 2016 to October 2022, Mr. Howell served as Executive Vice President, Chief Financial Officer, and Treasurer of Booz Allen Hamilton Holding Company ("Booz Allen"), a professional services company. He then continued as Executive Vice President of Booz Allen from October 2022 through December 2022 to assist Booz Allen with the transition to his retirement. During his more than 34 years at Booz Allen, Mr. Howell held a variety of leadership roles. From 2013 to 2016, he led Booz Allen's Civil and Commercial Group. Prior to that, he held the position of Executive Vice President, Client Services Office from 2009 to 2013. Since March 2023, Mr. Howell has served as Operating Executive for The Carlyle Group, a global investment firm. We believe Mr. Howell is well-qualified to serve on our Board because of his financial expertise and significant leadership and business experience.

Key Skills & Experience
- Healthcare Industry
- Finance and Accounting
- Science and Technology
- Risk Management
- Government and Legal

Other Current Public Company Boards
- Moody's

Prior Public Company Boards
- Integra LifeSciences
- KLDiscovery

Other Positions
- Member of Board of Overseers, University of Pennsylvania School of Engineering and Applied Sciences
- Director, ManTech International



Catherine Lesjak | Independent

Chair: Audit Committee

Committee Memberships
Audit Committee | **Financial Expert**

Age: 66
Birthplace: Canada

Former Executive Vice President and Chief Financial Officer, HP, and its predecessor, Hewlett-Packard

Ms. Lesjak was appointed to our Board in December 2022 in connection with the Spin-Off. Ms. Lesjak held a broad range of financial leadership roles over a 32-year career at HP Inc. (formerly Hewlett-Packard Company) ("HP"), a multinational information technology company, from which she retired in March 2019. Most recently, from July 2018 until March 2019, she was the interim Chief Operating Officer of HP. From January 2007 to November 2015, Ms. Lesjak was Executive Vice President and Chief Financial Officer of HP, and from November 2015 to July 2018, she was Chief Financial Officer. Ms. Lesjak served as Interim Chief Executive Officer of HP from August 2010 until November 2010. Prior to being named Chief Financial Officer, Ms. Lesjak served as Senior Vice President and Treasurer of HP. Earlier in her career at HP, she managed financial operations for Enterprise Marketing and Solutions and the Software Global Business Unit. We believe Ms. Lesjak is well-qualified to serve on our Board because of her significant risk management and leadership experience and financial expertise.

Key Skills & Experience
- Finance and Accounting
- Science and Technology
- Risk Management
- Global

Other Current Public Company Boards
- GE Aerospace
- PROS Holdings

Prior Public Company Boards
- SunPower

Other Positions
- Advisory Board, Haas School of Business, University of California, Berkeley

---



Anne T. Madden | Independent

Committee Memberships
Audit Committee | **Financial Expert**
Governance Committee

Age: 60
Birthplace: United States

Senior Vice President and General Counsel, Honeywell International Inc.

Ms. Madden has served as a member of our Board since the Spin-Off. Since October 2017, Ms. Madden has served as Senior Vice President and General Counsel at Honeywell International Inc. ("Honeywell"), a diversified technology and manufacturing company, where she also served as Corporate Secretary from January 2018 to September 2019. Prior to that, Ms. Madden was Vice President, Corporate Development and Global Head of M&A at Honeywell for sixteen years. During her tenure, Honeywell made approximately 100 acquisitions representing approximately $15 billion in revenues and divested approximately 70 businesses representing close to $9 billion of non-core revenues. Ms. Madden joined AlliedSignal, Honeywell's predecessor, in 1996 as General Counsel of Fluorine Products and, later that year, became Vice President and General Counsel of Specialty Chemicals and then Vice President and Deputy General Counsel of Performance Materials and Technologies. Earlier in her career, Ms. Madden worked at Shearman & Sterling and KPMG. We believe Ms. Madden is well-qualified to serve on our Board because of her significant risk management, legal, and business experience.

Key Skills & Experience
- Finance and Accounting
- Science and Technology
- Risk Management
- Government and Legal
- Global

Other Positions
- Director, Quantinuum, a subsidiary of Honeywell



Tomislav Mihaljevic | Independent

Committee Memberships
Compensation Committee
Governance Committee

Age: 61
Birthplace: Croatia

Chief Executive Officer and President, Morton L. Mandel CEO Chair, Cleveland Clinic

Dr. Mihaljevic has served as a member of our Board since the Spin-Off. Since January 2018, Dr. Mihaljevic has served as the Director, Chief Executive Officer and President, Morton L. Mandel CEO Chair, of Cleveland Clinic, a global integrated healthcare system. From 2015 to 2017, Dr. Mihaljevic served as Chief Executive Officer of Cleveland Clinic Abu Dhabi ("CCAD"), the first U.S. multi-specialty hospital to be replicated outside of North America. From 2011 to 2015, he was Chief of Staff and Chairman of the Heart & Vascular Institute at CCAD, leading the recruitment, hiring, and training of the new hospital's workforce. Dr. Mihaljevic joined Cleveland Clinic in 2004 as a surgeon in the Department of Thoracic and Cardiovascular Surgery. We believe Dr. Mihaljevic is well-qualified to serve on our Board because of his significant leadership and risk management experience and healthcare knowledge.

Key Skills & Experience
- Healthcare Industry
- Science and Technology
- Risk Management
- Global
- Academia and Nonprofit

Prior Public Company Boards
- General Electric

Other Positions
- Board Co-Chair, US-UAE Business Council
- Director, Greater Cleveland Partnership
- Director, United Way of Greater Cleveland
- Board of Directors and Advisory Board, OneTen



William J. Stromberg | Independent

Chair: Compensation Committee

Committee Memberships
Audit Committee | Financial Expert
Compensation Committee

Age: 65
Birthplace: United States

Former Chief Executive Officer, T. Rowe Price Group

Mr. Stromberg has served as a member of our Board since the Spin-Off. Mr. Stromberg served as Interim Chief Investment Officer at Johns Hopkins University from June 2024 to February 2025. From January 2016 through May 2024, Mr. Stromberg was a director of the T. Rowe Price Group, Inc. ("Price Group"), a global investment management firm, and served as the Non-executive Chair of the Price Group board from December 2021 through his retirement from the Price Group board in May 2024. Mr. Stromberg served as the Chief Executive Officer of Price Group from January 2016 to December 2021 and was its President from 2016 to February 2021. Prior to that, Mr. Stromberg was Price Group's Head of Equity from 2009 to 2015 and the Head of U.S. Equity from 2006 to 2009. Earlier in his career at Price Group, he served as a Director of Equity Research and as a portfolio manager. Before joining Price Group in 1987, he was employed by Westinghouse Defense as a systems engineer. We believe Mr. Stromberg is well-qualified to serve on our Board because of his extensive financial, leadership, and business experience.

Key Skills & Experience
- Finance and Accounting
- Risk Management
- Global
- Academia and Nonprofit

Prior Public Company Boards
- T. Rowe Price Group

Other Positions
- Advisory Board Chair, Johns Hopkins University Whiting School of Engineering
- Board of Trustees Member, Johns Hopkins University



Phoebe L. Yang | Independent

Committee Memberships
Audit Committee
Governance Committee

Age: 56
Birthplace: United States

Former General Manager, Amazon Web Services, Healthcare

Ms. Yang has served as a member of our Board since the Spin-Off. Ms. Yang was the General Manager of Amazon Web Services, Healthcare, a provider of cloud computing platforms and services, between May 2020 and September 2022. Prior to this role, she was at Ascension, where she served as Chief Strategy Officer for Population Health and as Co-Lead and then Lead Managing Director of Ascension Holdings International. Ms. Yang previously served as a public company senior executive at The Advisory Board Company, Discovery Inc., and AOL Time Warner. Ms. Yang also served as an appointee in two U.S. presidential administrations in the U.S. Department of State and the Federal Communications Commission. We believe Ms. Yang is well-qualified to serve on our Board because of her extensive business, legal, and government experience, both in the U.S. and globally, and her expertise in healthcare, digital transformation, and global expansion.

Key Skills & Experience

- Healthcare Industry
- Science and Technology
- Government and Legal
- Global
- Academia and Nonprofit

Other Current Public Company Boards

- Doximity

Other Positions

- Board of Stewardship Trustee, CommonSpirit Health
- Advisor, Brighton Park Capital

Skills and Strengths Matrix

Our director nominees' primary skills and experiences are highlighted in the following matrix. The matrix is intended as a high-level summary and not an exhaustive list of each director's skills or contributions to our Board.

Skills and Experience	Arduini	Culp	Hochman	Howell	Lavizzo-Mourey	Lesjak	Madden	Mihaljevic	Stromberg	Yang
Healthcare Industry	●	●	●	●	●			●		●
Finance and Accounting	●	●	●	●		●	●		●	
Science and Technology	●		●	●	●	●	●	●		●
Risk Management	●	●	●	●	●	●	●	●	●	
Government and Legal				●	●		●			●
Global	●	●				●	●	●	●	●
Academia and Nonprofit		●	●		●			●	●	●

Committees Composition

	Arduini	Culp	Hochman	Howell	Lavizzo-Mourey	Lesjak	Madden	Mihaljevic	Stromberg	Yang
Audit Committee				*Financial Expert* ●		**Chair** *Financial Expert* ●	*Financial Expert* ●		*Financial Expert* ●	●
Nominating and Governance Committee			●		**Chair** ●		●	●		●
Talent, Culture, and Compensation Committee			●	●				●	**Chair** ●	

As of January 2025, Phoebe Yang stepped down from the Compensation Committee and joined the Audit Committee, and Rodney Hochman stepped down from the Audit Committee and joined the Compensation Committee.

Skills and Strengths

GE HealthCare believes that the director nominees possess significant strengths and skills, as highlighted in their biographies. Below is a description of considerations related to each skill and strength.



Healthcare Industry

Healthcare industry experience helps the Board in understanding opportunities and risks in the industry in which the Company operates

- Relevant experience in the healthcare sector



Finance and Accounting

Financial and accounting skills facilitate effective oversight of the Company's financial statements, internal controls, independent auditor, and internal audit department

- Current or former role in auditing or accounting, including direct supervision of a Chief Financial Officer or Chief Accounting Officer
- Current or former role in the finance industry, a bank, an insurance company, or as a fund manager
- Proficiency in complex processes such as financial management, capital allocation, and financial reporting



Science and Technology

Science and technology skills assist with oversight of the Company's efforts to leverage new technologies and achieve and sustain competitive advantage in products, services, and processes

- Current or former role in the technology sector, including on the board of a technology company, or experience implementing business technology strategies, as well as an understanding of emerging technology trends
- Experience working as a medical doctor or scientist
- Expertise in digital technology, cybersecurity, digital marketing, or social media



Risk Management

Risk management experience helps the Board oversee the systems and processes in place to identify, analyze, manage, and respond to risk

- Ability to identify key risks in a wide range of areas such as industry developments and legal and regulatory compliance
- Experience in, and knowledge and understanding of, managing major risk exposures, such as significant financial, operational, compliance, reputational, strategic, international, political, and cybersecurity risks for large, complex organizations



Government and Legal

Government and legal expertise aids the Board in understanding relevant legislative, regulatory, and policy requirements

- Current or former role in the government or a regulated industry, resulting in insight and perspective on working effectively with governments and agencies
- Current or former executive role in a governmental organization, body, entity, or institution
- Public or private sector experience in economic policy development and analysis
- Current or former practicing lawyer



Global

Global market knowledge and business acumen provide insight into market trends, macroeconomic factors, socio-political changes, and political unrest or conflict that affect the Company

- Current or former executive or advisory role in a global enterprise and understanding of diverse business environments, economic conditions, cultures, and regulatory frameworks
- Other relevant knowledge of or experience conducting business or operations in the global markets in which we operate, and a broad perspective on global market opportunities
- Experience working on international policy or related issues, resulting in international business, political, and cultural perspectives and insights



Academia and Nonprofit

Experience in academia and the nonprofit sector provides insight regarding the needs of key customers and partners

- Experience in teaching or managing in academic institutions
- Experience as a director of or executive in an academic institution or nonprofit organization

Board Leadership Structure

GE HealthCare believes that independent board oversight is an essential component of strong corporate performance. We also believe that the decision as to whether the positions of chairperson and CEO should be combined or separated, and whether an executive or an independent director should serve as the chairperson, should be based upon the needs of the Company at any given time. Maintaining flexibility on this policy allows the Board to choose the leadership structure that will best serve the interests of the Company and its stockholders at any particular time.



Leadership Structure

Chairman	Independent Lead Director	President and Chief Executive Officer
H. Lawrence Culp, Jr.	Risa Lavizzo-Mourey	Peter J. Arduini

Why Our Board Leadership Structure is Appropriate for GE HealthCare at this Time

The Board believes that its current leadership structure, in which the roles of chairperson and CEO are separate, with an independent lead director and independent directors chairing each of the Board committees, is in the best interests of GE HealthCare and its stockholders. In the Board's view, this structure allows Mr. Culp, as Chairman, to lead agenda setting and oversight of the Company's strategy at the Board level, while Mr. Arduini, in his capacity as CEO, leads the setting and execution of the strategy. At the same time, our independent lead director, Dr. Lavizzo-Mourey, works with Mr. Culp to set the agenda for the Board and also exercises additional oversight on behalf of the independent directors. The Board will continue to review the appropriateness of this structure and consider stockholder feedback.

Mr. Culp, our current Chairman, is not independent under Nasdaq rules. Dr. Lavizzo-Mourey was appointed as lead director, effective as of the date of the Spin-Off, due to her extensive leadership experience and healthcare knowledge. Going forward, and in accordance with our Governance Principles, the Board will appoint an independent lead director if the chairperson is not independent.

In light of the demands placed on the lead director, absent special circumstances, the lead director shall not serve as the lead director, chairperson, or chief executive officer of another public company.

The Lead Director's Role

The lead director has the following responsibilities (and may also perform other functions at the Board's request), as detailed in the Governance Principles:

- **Board Leadership** – provides leadership to the Board in any situation where the chairperson's role may be perceived to be in conflict and chairs Board meetings in the absence of the chairperson

- **Board Agenda, Schedule, and Information** – approves the agenda (with the ability to add agenda items), schedule, and information sent to directors and calls additional meetings as needed

- **Leadership of Independent Director Meetings** – calls and leads independent director meetings and raises items for discussion from these meetings with the chairperson

- **Chairperson-Independent Director Liaison** – meets with the chairperson and serves as liaison between the chairperson and the independent directors (although every director has direct access to the chairperson)

- **Stockholder Communications** – is available as the primary Board contact for direct communication with our stockholders

- **Board Governance Processes** – works with the Governance Committee to guide the Board's governance processes, including the annual Board self-evaluation

- **Board Leadership Structure Review** – oversees the Board's periodic review and evaluation of its leadership structure

- **Committee Chair Selection** – advises the Governance Committee in making its recommendations for committee chairs

Board Composition

How We Plan to Continue Developing Our Board

The Governance Committee is charged with reviewing the composition of the Board and refreshing it as appropriate. With this in mind, the Governance Committee considers potential candidates and recommends nominees to the Board for approval. The Governance Committee also reviews and recommends committee slates annually to the Board for approval.

The Board takes a thoughtful approach to its composition to maintain alignment with the Company's strategy. We believe our Board composition strikes a balanced approach by including directors with extensive experience across a variety of disciplines that when considered as a whole should provide a significant breadth of experience, knowledge, and abilities to assist the Board in fulfilling its responsibilities. Our directors bring continuity and a deep understanding of our complex business.

Director Selection Process

Our Governance Committee, together with the full Board, is responsible for establishing criteria, screening candidates, and evaluating the qualifications of persons who may be considered for service on our Board.

How You Can Recommend a Candidate

The Governance Committee will consider recommendations for director candidates submitted by stockholders. Write to the Governance Committee, c/o Secretary, GE HealthCare Technologies Inc., 500 West Monroe Street, Chicago, Illinois 60661, and include all information that our bylaws require for director nominations. All director candidates recommended by stockholders will be considered by the Governance Committee in the same manner as any other candidate.

How We Refresh the Board

- **Board Evaluation**. As described under "Annual Self-Evaluations," the Board assesses its effectiveness annually through evaluation at the Board and committee levels of the effectiveness of the directors and their ability to work as a team in the long-term interests of the Company. As part of this process, the Board discussed the skills and experience of current Board members as well as skills and experience the Company will need in the future to align with the evolution of the Company's strategy.

- **Term Limits**. The Board has a 15-year term limit for all directors other than our CEO.

Important Factors in Assessing Board Composition

The Governance Committee assists the Board in identifying qualified individuals to become Board members, making recommendations on the composition of the Board and its committees, monitoring a process to assess Board effectiveness, developing and implementing the Company's Governance Principles, overseeing risks related to the Company's governance structure, and overseeing other public issues of significance that affect investors and other key stakeholders. The Governance Committee considers a wide range of factors when selecting and recruiting director candidates, including independence, qualifications, skills, experiences, backgrounds, and perspectives.

The Board and the Governance Committee work together to provide that the members of the Board as a whole, and the committees independently, possess the skills, experience, and commitment to effectively administer their oversight responsibilities and to align with the Company's strategy. Directors should possess leadership experience; the highest personal and professional ethics, integrity, and values, a passion for learning, a sense of priorities and balance, talent development experience, and commitment to representing the long-term interests of our stockholders. They must also have an inquisitive and objective perspective, practical wisdom, and mature judgment. We endeavor to have a Board that represents a range of experiences at policy-making levels in business, government, education, technology, and healthcare, and in areas that are relevant to the Company's global activities, as well as a broad array of backgrounds, capabilities, expertise, and perspectives. The Governance Committee assesses its effectiveness in this regard as part of the annual self-evaluation process. Directors must be willing to devote sufficient time to carrying out their duties and responsibilities effectively.

Annual Self-Evaluations

1

The Governance Committee considers and develops recommendation for conducting evaluations, which is then aligned with the Board.

2

Lead director has separate one-on-one conversations with each director to discuss feedback regarding:

- Board composition and structure
- Strategic and performance abilities
- Succession management
- Board interaction with management
- Meetings and materials
- Overall committee and Board functioning and effectiveness

3

Collective results are discussed by the Board and by each committee and feedback is incorporated, as appropriate.

The Governance Committee oversees the annual self-evaluation process for the Board and each of the committees. This process is used by the Board and by each committee of the Board to determine their effectiveness and opportunities for improvement. During the self-evaluation process, each director is asked to provide his or her assessment of the effectiveness of the Board and its committees, as well as other Board dynamics. The Board views the self-evaluation process as a key part of its commitment to cultivating excellence and best practices in its performance. As part of this process, the Board reviews its composition and identifies any potential skill or experience areas it would like to augment, including through potentially appointing new directors or through other means including bringing external expertise to the Board. The Board also reviews topics such as meeting mechanics, director relationships and engagement, the Board's leadership structure, succession planning, important risk oversight topics, and committee responsibilities.

In its second self-evaluation, each director met one-on-one with the independent lead director to discuss their thoughts. The Board and each committee then met to discuss the collective feedback provided by the individual directors. Among other things, the Board reflected on the continued maturation of the Board, the effectiveness of its committees' execution of their oversight responsibilities, the topics on which the Board deliberates, and the ongoing strength of the relationship between the Board and management. It also considered the Board's mix of skills and experience and opportunities to continue to enhance the Board's skills in areas aligned to key parts of the Company's strategy. The Board believes its current composition is appropriate for the Company's needs, and that the current evaluation process utilizing one-on-one conversations between the Lead Director and each Board member continues to be an effective way to solicit meaningful feedback and discussion for the Board evaluation.

Board Size

Our current board size of 10 directors allows us to have ample representation on each committee. Our directors have experience and demonstrated success in fields relevant to the Company's business and operations, which allows them to provide effective oversight. In accordance with the Governance Principles, the Board determines the number of directors, provided there are at least seven.

Director Independence

Board Members

The Governance Principles specify that the Company will have a majority of independent directors at all times with a goal that at least two-thirds of directors will be independent.

- **The Board's Guidelines:** The Board assesses independence as defined by Nasdaq rules. For a director to be considered independent, the Board must determine that he or she does not have any material relationship with GE HealthCare. In addition to applying these guidelines, the Board considers all relevant facts and circumstances when making determinations on independence.

- **Applying the Guidelines:** In assessing director independence, the Board considered relevant transactions, relationships, and arrangements, including as described in "Independence Assessment" below.

Committee Members

All members of the Audit Committee, the Compensation Committee, and the Governance Committee must be independent, as defined by Nasdaq rules. Committee members must also meet additional committee-specific standards:

- Heightened standards for Audit Committee members:
  - Under a separate SEC independence requirement, Audit Committee members may not accept any consulting, advisory, or other fees from GE HealthCare or any of its subsidiaries, except compensation for Board service, and they may not be an affiliated person with the Company or a subsidiary.

- Heightened standards for members of the Compensation Committee and the Governance Committee:
  - As a policy matter, the Board also applies a separate, heightened independence standard to members of the Compensation Committee and the Governance Committee. No member of either committee may be a partner, member, or principal of a law firm, accounting firm, or investment banking firm that accepts consulting or advisory fees from GE HealthCare or a subsidiary.
  - In addition, in determining whether Compensation Committee members are independent, Nasdaq rules require the Board to consider whether their sources of compensation, including any consulting, advisory, or other compensation paid by GE HealthCare or a subsidiary, and any affiliate relationship involving the director, would impair their ability to make independent judgments about executive compensation.

Independence Assessment

The Company will have a majority of independent directors at all times, as independence is defined under the rules of Nasdaq and determined by the Board. The Board assesses the independence of each director and director nominee annually, in accordance with the Nasdaq listing standards. In reaching its determinations, the Board considered that Anne T. Madden, Phoebe L. Yang, Tomislav Mihaljevic, and Rodney F. Hochman are or have been employed by organizations that did business with the Company at some time during the last three fiscal years in the ordinary course of business. The amount received by the Company or such other organization in each of the last three fiscal years did not exceed 1% of either the Company's or such organization's consolidated gross revenues. The Board determined that Rodney F. Hochman, Lloyd W. Howell, Jr., Risa Lavizzo-Mourey, Catherine Lesjak, Anne T. Madden, Tomislav Mihaljevic, William J. Stromberg, and Phoebe L. Yang are independent, and that H. Lawrence Culp, Jr. and Peter J. Arduini are not independent. The Board has determined that all members of the Audit Committee, the Compensation Committee, and the Governance Committee are independent and also satisfy applicable committee-specific independence requirements.

Board Committees

Committee Purpose and Responsibilities

The purpose and key responsibilities of each committee are listed below. For more detail, see the Governance Principles and committee charters. These materials can be found in the Investors section of our website, **investor.gehealthcare.com**.

Audit Committee
Number of Meetings in 2024: 10



Catherine Lesjak
Chair

Other Members:

Lloyd W. Howell, Jr., Anne T. Madden, William J. Stromberg, Phoebe L. Yang

The purpose of the Audit Committee is to assist the Board in its oversight of the integrity of the financial statements of the Company, compliance with legal and regulatory requirements, the independence and qualifications of the independent auditor, and the performance of the Company's internal audit function and independent auditor. The Audit Committee's role shall also include oversight as it relates to cybersecurity risk. Among other things, the Audit Committee:

- Oversees GE HealthCare's independent auditor, including the selection of the auditor, the audit plan, and the budget, and monitors independence and performance;

- Oversees the Company's financial reporting activities;

- Oversees the internal audit function, including the appointment, hiring, annual performance evaluation, total compensation, oversight, and removal of, and succession planning for, the chief audit executive;

- Discusses with the auditor and management key reporting practices (including the use of non-GAAP financial measures), critical audit matters, and accounting standards and principles;

- Oversees and reviews, with Company management, the Company's internal control over financial reporting and the Company's disclosure controls and procedures; and

- Establishes and oversees the procedures set forth in the Governance Principles for the receipt, retention, and treatment of complaints on accounting, internal accounting controls, auditing, or federal securities law matters, as well as submissions by Company employees regarding matters that could have a material impact on the Company.

> **Financial Acumen**
> The Board has determined that each of Lloyd W. Howell, Jr., Catherine Lesjak, Anne T. Madden, and William J. Stromberg is an "audit committee financial expert" per SEC rules, and each member of the Audit Committee is able to read and understand fundamental financial statements per Nasdaq rules.

Nominating and Governance Committee
Number of Meetings in 2024: 4



Risa Lavizzo-Mourey
Chair

Other Members:

Rodney F. Hochman, Anne T. Madden, Tomislav Mihaljevic, Phoebe L. Yang

The purpose of the Governance Committee is to assist the Board in identifying qualified individuals to become Board members, in determining the composition of the Board and its committees, in monitoring a process to assess Board effectiveness, in developing and implementing the Company's Governance Principles, in overseeing enterprise risk management and risks related to the Company's governance structure, in overseeing quality assurance and regulatory matters, and in overseeing other public issues of significance which affect investors and other key stakeholders. Among other things, the Governance Committee:

- Oversees the Board's governance processes, including all significant governance policies and procedures;

- Oversees Company policies and strategies related to political contributions and lobbying;

- Oversees the Company's environmental, health, and safety compliance and related risks;

- Oversees the Company's orientation for new directors and continuing education programs for directors;

- Assists the Board in determining director independence;

- Reviews Board structure and composition and identifies new directors for GE HealthCare;

- Reviews and oversees matters relating to quality assurance and regulatory affairs;

- Oversees Board and committee self-evaluations;

- Oversees matters relating to business continuity and crisis management;

- Oversees the Company's enterprise risk assessment and enterprise risk management policies and processes; and

- Reviews conflicts of interest, as applicable.

Talent, Culture, and Compensation Committee

Number of Meetings in 2024: 5



William J. Stromberg
Chair

Other Members:

Rodney F. Hochman, Lloyd W. Howell, Jr., Tomislav Mihaljevic

The purpose of the Compensation Committee is to carry out the Board's overall oversight responsibility relating to human capital management, compensation, and benefits policies generally and specifically as they apply to the Company's executives. Among other things, the Compensation Committee:

- Oversees the development and evaluation of potential candidates for executive officer roles;

- Reviews and approves the corporate goals and objectives with respect to compensation for the CEO;

- Approves the evaluation process and compensation philosophy, policies, and structure for the Company's executive officers;

- Evaluates the performance of and approves the compensation for the Company's executive officers;

- Reviews and approves a peer group of companies for executive compensation purposes;

- Reviews and recommends changes to director compensation and benefits; and

- Oversees the Company's strategies and policies related to human capital management, which may include matters such as workplace environment, culture and belonging, and talent recruitment, development, engagement, and retention.

All members of each our three committees satisfy Nasdaq's definitions of independence applicable to such committees.

Compensation Committee Interlocks and Insider Participation

During fiscal year 2024, none of the members of the Compensation Committee was an officer or employee of the Company. No executive officer of the Company served on the compensation committee (or other board committee performing equivalent functions) or on the board of directors of any entity having an executive officer who serves on the Compensation Committee or on the Board.

Independent Director Meetings

The independent directors meet regularly (and, in any case, at least twice a year) in executive sessions at scheduled Board meetings. They may have other special meetings throughout the year. These executive sessions promote candor and discussion of matters in a setting that is independent of the Chairman and CEO. The lead director chairs each of these executive sessions.

Key Areas of Board Oversight

Strategy

The Board oversees management's establishment and execution of corporate strategy. Elements of strategy are discussed at regularly scheduled Board meetings. The Board engages directly with the leaders of GE HealthCare's businesses and reviews the businesses' strategic and operational priorities, competitive environment, market challenges, economic trends, and regulatory developments. At meetings during the year, the Board discusses capital allocation plans, the Company's performance against its operating plan and annual budget, and potential strategic transactions with a view toward alignment with our priorities.

In 2024, the Board dedicated one meeting to an in-depth strategy review in addition to the discussions that took place at meetings throughout the year. An annual Board meeting focused primarily on corporate strategy and execution provides management with the opportunity to share with the Board its in-depth analysis relating to principal opportunities and risks, and it facilitates Board oversight and sharing of feedback with management regarding execution and risk mitigation plans. In addition, the Board visited GE HealthCare facilities in Wisconsin in 2024.

The Board plans to continue to hold at least one meeting per year focused on corporate strategy. The Board also intends to continue to visit facility locations, which will enable the Board to observe the Company's operating culture and management's execution of strategy.

Enterprise Risk Management

GE HealthCare management has primary responsibility for the practices, processes, and procedures to proactively and comprehensively manage risk; the Board oversees those activities. The Board uses enterprise risk management ("ERM") as a key mechanism for understanding enterprise-level risks facing GE HealthCare and assessing management practices, processes, and procedures for mitigating those risks. The Governance Committee oversees the Company's ERM framework, and the ERM program lead reports periodically to the Governance Committee on the ERM program and risk assessment output.

GE HealthCare's ERM program oversees and manages the Company's ERM framework, enterprise risk assessment, risk appetite, risk culture, and emerging risk management. The ERM program is implemented through the Enterprise Stewardship Program Committee ("ESP Committee"), a cross-functional management committee coordinated through the Global Law & Policy function and established to provide management oversight of ERM and enterprise-wide sustainability efforts. The ERM program conducts an enterprise risk assessment annually, informed by a variety of internal and external sources, including other risk assessments throughout the Company. The enterprise risk assessment entails identifying, evaluating, and prioritizing top enterprise-level risks as well as preparing countermeasures. Senior management discusses existing risks and emerging risks with the risk owners, and risk owners integrate risk management into decision-making and strategic planning. Risk owners provide regular updates to facilitate ongoing monitoring and assessment of the Company's risk environment and mitigation efforts. Leaders are responsible for presenting on how risks are being managed to senior management and, when appropriate, to the Board or the relevant committee.

Oversight of Risk Management

Board

- Oversees the Company's overall risk management program as well as specific risks over which it retains direct oversight
- Delegates oversight of other risks to Board committees based on their areas of expertise and receives reports from committees on their respective areas of responsibility
- May consult with or receive updates from external parties on risk oversight generally or specific risks over which it has retained oversight

Audit Committee	Talent, Culture, and Compensation Committee	Nominating and Governance Committee
- Cybersecurity and data protection - Financial statements and financial reporting activities - Anti-bribery and anti-corruption - Compliance and litigation	- Executive succession planning - Executive compensation policies and practices, including incentive compensation policies and arrangements - Equity-based compensation plans - Human capital management strategies and policies	- Board structure, composition, leadership, refreshment, and succession planning - Environmental, health, and safety compliance and related risks - Corporate governance structure and practices - Enterprise risk management - Product quality and regulatory matters

Cybersecurity

The Audit Committee is responsible for the oversight of cybersecurity-related risks and regularly receives reports from management on our cybersecurity threat risk management and strategy process, including on topics such as our data security posture, results from third-party assessments, progress towards pre-determined risk-mitigation-related goals, incident response plans, and cybersecurity threat risks or incidents and developments, as well as the steps management has taken to respond to these risks. Cybersecurity is embedded within the GE HealthCare culture, and we are committed to protecting our business, customers, and employees. Information security is focused on serving the global GE HealthCare business by providing cybersecurity services, compliance, governance, and risk management. GE Healthcare has implemented a mandatory annual cyber training program for all employees. For additional information relating to our cybersecurity practices, processes, and procedures, see our 2024 Form 10-K.

Digital Innovation and Artificial Intelligence

The Board oversees digital innovation and AI as well as our AI governance program. It reviews and evaluates the strategic direction, risks, and opportunities associated with digital innovation and AI with our management team, including our Chief Science & Technology Officer. In 2024, as part of its oversight, the Board brought in an external expert to present on digital strategy and AI.

In 2024, we launched the Enterprise Data & AI Governance Council to support our responsible AI strategy. The goal of the council is to keep our AI initiatives at the forefront of innovation while upholding high standards of governance and ethical conduct. The Information Technology department and the Science & Technology organization oversee this cross-functional council. Interdepartmental representation on the council includes the Chief Culture and Belonging Officer, Chief Privacy and Data Trust Officer, Chief Information Security Officer, Chief Compliance Officer, Chief Information Officer, Chief Data Officer, Chief Talent Officer, Chief AI Officer, and other representatives from each segment, region, and function. The council reviews and updates our policies and procedures to reflect the latest advancements in AI technology and regulatory requirements. The combined oversight of the Board and the council is designed to align our AI programs with our long-term business objectives and stakeholder interests.

Compensation

The Governance Principles adopted by our Board include key corporate governance practices in our executive compensation programs that are overseen and monitored by our Compensation Committee.

Rigorous Stock Ownership Requirements

Directors. All independent directors are required to hold Company stock, restricted stock units ("RSUs"), and/or deferred stock units ("DSUs") worth at least five times the cash portion of their annual retainer while serving as a director of the Company. Directors have five years to attain this ownership threshold.

Executives. Our CEO and persons who report solely to the CEO other than those with primarily administrative functions ("Executives") are required to own significant amounts of the Company's stock as shown below. The required amounts are set at multiples of such Executive's base salary.

Stock Ownership Requirements (Multiples of Base Salary)

Position	Multiple
CEO	6x
Other Executives	3x

Individual and joint holdings of the Company's stock with immediate family members, including those shares held in the Company's 401(k) plan, unvested RSUs (excluding performance stock units ("PSUs")), and any deferred compensation accounts, count toward the requirements. Until the Executive holds the requisite number of shares under the applicable ownership requirement, he or she must hold at least 75% of the net shares of the Company's stock received from the vesting of RSUs or PSUs or the exercise of stock options ("Options"). However, prior to meeting the requirement, Executives are permitted to sell the Company's stock they have purchased.

No Hedging or Pledging

We believe it is inappropriate for directors, executive officers, and all other employees to engage in short-term or speculative transactions involving our securities, and they are prohibited from engaging in any of the following activities with respect to securities of the Company: (1) purchasing securities of the Company on margin or pledging, or otherwise granting a security interest in, securities of the Company in margin accounts; (2) short selling; and (3) buying or selling puts, calls, options, or other derivatives in respect of securities of the Company, including any instrument whose value is derived from the value of any securities of the Company. Directors, executive officers, and all other employees are prohibited from purchasing any financial instruments (including prepaid variable forward contracts, equity swaps, options, collars, and exchange funds) or otherwise engaging in transactions that are designed to or have the effect of hedging or offsetting any decrease in the market value of the Company's securities regardless of how those securities are obtained.

Insider Trading Policy

We have adopted an insider trading policy (the "Securities Trading Policy") that governs the trading of our securities by our directors, officers, employees, and the Company. We believe the Securities Trading Policy is reasonably designed to promote compliance with insider trading laws, rules, and regulations, and the Nasdaq listing standards. A copy of the Securities Trading Policy was filed as Exhibit 19.1 to the 2024 Form 10-K.

Clawback Policy

The Board adopted the Company's Clawback Policy ("Clawback Policy") effective as of October 2, 2023, (1) in part to comply with Section 10D of the Securities Exchange Act of 1934, as amended ("Exchange Act"), Rule 10D-1 promulgated under the Exchange Act, Nasdaq Rule 5608, and Section 304 of the Sarbanes-Oxley Act of 2002; and (2) in part to reinforce existing principles of the Company that allow for recoupment of compensation in the event of misconduct. The Clawback Policy consists of two sections, the first of which outlines the circumstances under which the Company has the discretion to clawback covered compensation.

Section I of the Clawback Policy is designed to meet current regulatory requirements that mandate recoupment of executive officers' compensation if there is a material inaccuracy in the Company's financial statements, generally regardless of any misconduct. In addition, if a financial restatement is due to misconduct, the Clawback Policy incorporates the requirements of Section 304 of the Sarbanes-Oxley Act of 2002, requiring the CEO and chief financial officer ("CFO") to reimburse certain bonus or other incentive-based or equity-based compensation received and profits realized from the sale of GE HealthCare securities during the applicable 12-month recovery period.

Section II of the Clawback Policy provides the Company with the ability to recoup compensation paid to employees, including executive officers, who have engaged in conduct (or failed to engage in conduct) that constitutes a breach of an agreement with the Company or its affiliates, would give rise to a termination for cause, or is otherwise detrimental to the Company, to the extent recovery is permitted by law. The Clawback Policy is in addition to (and not in lieu of) any right of repayment, forfeiture, or right to offset against any employee of the Company.

Executive Officer Cash Severance Policy

We have a cash severance policy whereby we will seek stockholder ratification, in a non-binding advisory vote, in connection with the establishment of any new or amendment of any existing employment agreement, severance agreement, or separation agreement with any of our executive officers as defined under Rule 3b-7 of the Exchange Act, where the value of cash severance benefits (as defined in the policy) exceeds 2.99 times the sum of the executive's base salary plus target annual bonus (as defined in the policy).

Sustainability

As we strive to create a world where healthcare has no limits, we are building and growing a company focused on providing innovative, sustainable medical solutions globally, while incorporating sustainability practices into our corporate culture and daily business operations. We aim to enable earlier, better, and faster diagnosis and treatment for more people in need, while reducing our impact on the environment, serving our people and communities, and operating with integrity. Our strategy is focused on expanding access to quality healthcare, promoting a culture of belonging for all, mitigating our climate impact and improving resilience, advancing the circular economy and environmental design, and protecting patient data and cybersecurity. These focus areas are underpinned by our long-standing commitment to product safety, integrity, and innovation.

Governance Structure

The Board oversees our sustainability efforts, which are aligned with our strategy. The ESP Committee is responsible for oversight and execution of our goals in connection with environmental stewardship, corporate social responsibility, human capital, and sustainability. The ESP Committee is also responsible for maintaining transparent and open communication with internal and external stakeholders.


Board of Directors
Board Committees
Governance Committee
Oversees environmental, health, and safety matters
Compensation Committee
Oversees human capital management matters
Audit Committee
Oversees cybersecurity matters
GE HealthCare Executive Management
ESP Committee
Co-chaired by Heads of ESG and ERM and composed of representatives of GE HealthCare's regions, segments, and functions

2024 Reporting and Transparency

Our Sustainability Report, which is available on our website, aligns to the Sustainability Accounting Standards Board (SASB) and Task Force on Climate-related Financial Disclosures (TCFD) reporting frameworks, and the UN Sustainable Development Goals (SDGs).

Board Governance Policies and Practices

Our Board seeks to operate effectively through a dynamic boardroom culture of independent thought and intelligent debate on critical matters. We take a comprehensive, year-round view of corporate governance, and our adoption of best practices impacts our leadership structure, Board composition and recruitment, director engagement, and accountability to stockholders. Our Board and committee evaluation process allows for annual assessment of our Board practices and the opportunity to identify areas for improvement.

Majority Vote Standard

The affirmative vote of a majority of the votes cast in favor of the election of a director nominee at a meeting of stockholders is required to elect a director, except in a contested election. In a contested election, directors will be elected by a plurality of the votes cast at a meeting of stockholders by the holders of shares entitled to vote in the election. An election will be considered contested if, as of the record date, there are more nominees for election than positions on the Board to be filled by election at the meeting. In any non-contested election of directors, any incumbent director nominee who receives a greater number of votes cast against his or her election than in favor of his or her election shall immediately offer to tender his or her resignation, and the independent directors, after giving due consideration to the best interests of the Company and its stockholders, will evaluate the relevant facts and circumstances to decide whether to accept the offer of resignation and will disclose its decision.

Limits on Director Service on Other Public Boards

As discussed in the Governance Principles, the Board has adopted policies designed to help ensure that all of our directors have sufficient time to devote to GE HealthCare matters. Directors who also serve as executives of public companies should not serve on more than one board of a public company in addition to the Board, and other directors should not serve on more than three other boards of public companies in addition to the Board, absent special circumstances such as a period of transition. We have adopted this policy because we believe it is in the Company's best interests and reflects the expectations of institutional investors. In considering each director nominee for re-election at the Annual Meeting, the Governance Committee took into account each director's public company leadership positions and other outside commitments to assess the director's compliance with our policy. Each of the director nominees is in compliance with this policy.

Permitted # of Public Company Boards (including GE HealthCare)		Permitted # of Public Company Audit Committees (including GE HealthCare)	Other Restrictions
2	**4**	**3**[†]	Absent special circumstances should not serve as lead director, chairperson, or CEO of another public company
PUBLIC COMPANY EXECUTIVES	OTHER DIRECTORS	AUDIT COMMITTEE MEMBER	LEAD DIRECTOR

[†] An Audit Committee member who is a retired certified public accountant, chief financial officer, controller, or person with similar experience should serve on no more than four audit committees of public companies including our Audit Committee.

Director Education

The Governance Committee oversees GE HealthCare's continuing education programs for directors. In 2024, the Company provided Board members with internal and external education opportunities. GE HealthCare offers both financial and administrative support to Board members who attend qualifying academic or other independent programs. Educational opportunities provided or offered to directors include the following:

- Educational sessions at Board meetings on a variety of topics, including a deep-dive strategy session and individual strategy sessions with different business segments
- Briefings on topics of particular relevance, including the policy landscape, digital and AI, and external perspective on the Company and industry trends
- Site visits with accompanying presentations, including an operations review in Wisconsin with visits to GE HealthCare manufacturing facilities
- Regular updates from the CEO and other senior leaders outside of formal Board meetings on key information and developments
- External academic and other independent programs

Meeting Attendance

Directors are expected to attend all meetings of the Board, meetings of the committees on which they serve, and the Annual Meeting of Stockholders. We understand, however, that occasionally a director may be unable to attend a meeting for good reason due to conflicts or unforeseen circumstances. In 2024, the Board held seven meetings, and the committees of the Board collectively held 19 meetings. Each of the directors participated in at least 75% of the aggregate of the total number of Board meetings held during the period for which he or she was a director and the total number of meetings held by all Board committees on which he or she served (during the period he or she served). All 10 of our incumbent directors attended our 2024 Annual Meeting of Stockholders.

Board Integrity Policies

Code of Conduct

We have adopted our code of conduct ("The Spirit & The Letter"), which qualifies as a code of ethics under Item 406 of Regulation S-K. The Spirit & The Letter applies to all of our directors, officers, and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. To the extent required under Nasdaq and SEC rules, we will disclose any waiver we grant to an executive officer or director under The Spirit & The Letter, or certain amendments to The Spirit & The Letter, on our website. In addition, we have adopted Governance Principles and charters for each of the three standing committees of our Board. Materials, including The Spirit & The Letter, the Governance Principles, charters for each of the three committees of our Board, and our Clawback Policy, are available on our website, **www.gehealthcare.com**, and will be provided free of charge to any stockholder requesting a copy by writing to: Corporate Secretary, GE HealthCare Technologies Inc., 500 West Monroe Street, Chicago, Illinois 60661.

Conflicts of Interest

All directors are required to recuse themselves from any discussion or decision affecting their personal, business, or professional interests. If an actual or potential conflict of interest arises, the director is required to promptly inform the chairperson and the lead director. The Governance Committee reviews any such conflict of interest. If any significant conflict cannot be resolved, the director involved is expected to offer to resign, and the Board will review the appropriateness of the continuation of the director's membership on the Board or any Board committee.

How You Can Communicate with the Board

Stockholders and other interested parties may communicate with the Board, individual directors, the non-management directors as a group, or with the Chairman by sending an email to **directors@gehealthcare.com** or by sending written materials to: Corporate Secretary, GE HealthCare, 500 West Monroe Street, Chicago, Illinois 60661. GE HealthCare's Corporate Secretary or Assistant Corporate Secretary reviews and forwards communications to the directors as appropriate. Communication involving substantive accounting or auditing matters are forwarded to the Audit Committee Chair. Certain items that are unrelated to the duties and responsibilities of the Board will not be forwarded, such as: business solicitation or advertisements; product- or service-related inquiries; junk mail or mass mailings; resumes or other job-related inquires; spam; and overly hostile, threatening, potentially illegal, or similarly unsuitable communications.

Stockholder Engagement

The Board and management believe in transparent and open communication with investors. Our team routinely engages in dialogue with stockholders and prospective stockholders on various topics, including business strategy, financial performance, capital allocation plans, corporate governance, and sustainability-related initiatives. We believe that active stockholder engagement throughout the year promotes good corporate governance. In 2024, management reached out to stockholders representing approximately 53% of our outstanding shares (based on stockholdings as of December 31, 2024) to engage on governance matters. Management and, when requested, our lead director met with stockholders representing approximately 33% of our outstanding shares (based on stockholdings as of December 31, 2024). In these conversations, management discussed a variety of topics with stockholders, including corporate governance, executive compensation, sustainability, and evolving risks and opportunities. The below illustrates our annual cycle of stockholder engagement on governance matters.



Spring
The proxy statement and annual report are distributed to stockholders. Management reaches out to stockholders to discuss items of business to be voted on at the upcoming Annual Meeting of Stockholders.

Summer
Management reports the voting results of the Annual Meeting of Stockholders to the Board. The Board and management review and consider stockholder feedback when selecting topics for fall engagement.

Winter
Management continues to meet with stockholders and share stockholder feedback with the Board. The Board considers any changes to implement in response to stockholder feedback.

Fall
Management engages with stockholders to discuss governance topics of interest.

Areas of Focus



Strategy



Governance Practices



Executive Compensation Practices



Sustainability

Independent Oversight of Political Spending

As a leading global medical technology, pharmaceutical diagnostics, and digital solutions company, GE HealthCare is working to solve the greatest challenges in healthcare that patients and clinicians face today and in the future. Together, we are not only building a healthier future but living our purpose to create a world where healthcare has no limits. Public policy has a direct impact on the work we do, and therefore, we must work closely with government to advance smart policy that will benefit patients, healthcare providers, and our colleagues.

GE HealthCare works with policymakers to advance smart health and technology policy that supports the priorities of the business. Our policy areas of focus include access to precision healthcare; healthcare innovation; promoting public health quality, safety, and security; and global trade and supply chain sustainability. We are committed to engaging with governments —globally, nationally, and locally—through constructive dialogue, promotion of innovative public policy ideas, formation of novel public-private partnerships, and investments in solutions that help address the fundamental challenges that confront societies. Globally, we support public policies that promote open markets, technology, and innovation.

GE HealthCare has implemented policies and practices designed to provide that lobbying activities are conducted in compliance with applicable laws and regulations governing those activities. In the U.S., certain communications with federal, state, and/or local government officials or government employees may be reportable as lobbying communications included in GE HealthCare's Lobbying Disclosure Act ("LDA") quarterly reports and/or state or local lobbying disclosure reports. Before engaging in lobbying activities, colleagues are asked to contact GE HealthCare's U.S. Head of Government Affairs & Policy or their designee.

GE HealthCare supports candidates and committees through the GE HealthCare Political Action Committee ("GE HealthCare PAC"), a non-partisan fund supported by voluntary contributions made by GE HealthCare colleagues who choose to participate in the political process. Contributions are pooled together to support candidates who will work to advance good health and technology policy in the U.S. GE HealthCare PAC contributions are determined by the Government Affairs & Policy team in Washington, D.C. with input from the GE HealthCare PAC Board of Directors.

Our Lobbying Disclosure Policy and our Political Contributions Policy are available in the Reports Hub on the Sustainability section of our website. Please see our Lobbying Disclosure Policy for links to our LDA reports and our Political Contributions Policy for links to reports disclosing contributions made through the GE HealthCare PAC.

The Governance Committee oversees the Company's political spending and lobbying activities. This includes political contributions as well as contributions to trade associations and other tax-exempt and similar organizations that may engage in political activity.

Related Person Transactions and Other Information

How We Review and Approve Transactions: We review all relationships and transactions in which the Company and our directors and executive officers or their immediate family members participate if the amount involved exceeds $120,000. The purpose of this review is to determine whether they have a material interest in the transaction, including an indirect interest. The Company's legal staff is primarily responsible for making these determinations based on the relevant facts and circumstances, and for developing and implementing processes and controls for obtaining information about these transactions from directors and executive officers. In addition, the Audit Committee reviews and approves any such related person transaction. As described in the Governance Principles, in the course of reviewing and approving a disclosable related person transaction, the Audit Committee considers the factors described below. As SEC rules require, we disclose in this proxy statement all such transactions that are determined to be directly or indirectly material to a related person.

Factors Used in Assessing Related Person Transactions:

- Nature of related person's interest in the transaction
- Material transaction terms, including the amount involved and type of transaction
- Importance of the transaction to the related person and GE HealthCare
- Whether the transaction would impair a director or executive officer's judgment to act in GE HealthCare's best interest
- Any other matters the committee deems appropriate, including any third-party fairness opinions or other expert reviews obtained in connection with the transaction

Related Person Transactions

From time to time, GE HealthCare sells our products and services in the ordinary course of business to Cleveland Clinic Foundation and Providence. From January 1, 2024 through March 15, 2025, GE HealthCare recognized revenue of approximately $88 million from Cleveland Clinic Foundation and approximately $74 million from Providence in connection with providing products and services. Dr. Mihaljevic has served as the Chief Executive Officer and President, Morton L. Mandel CEO Chair, of Cleveland Clinic since 2018. Dr. Hochman served as the President and Chief Executive Officer of Providence from 2016 through 2024 and has served as CEO emeritus since January 2025. These transactions were made in the ordinary course on an arms' length basis, and we do not believe that Dr. Mihaljevic and Dr. Hochman had a material direct or indirect interest in these transactions. However, we provide information on them in the interest of transparency.

Agreements with GE

In order to govern the ongoing relationships between us and GE after the Spin-Off and to facilitate an orderly transition, we and GE entered into the Separation and Distribution Agreement as well as other agreements, including the Transition Services Agreement (the "TSA"), the Tax Matters Agreement, the Employee Matters Agreement, the Trademark License Agreements, and the Real Estate Matters Agreement. The following summarizes the terms of these agreements, forms of which are filed with the SEC as exhibits to the 2024 Form 10-K and/or the Company's 2023 Annual Report on Form 10-K.

Separation and Distribution Agreement

The Separation and Distribution Agreement sets forth our agreements with GE regarding the principal actions to be taken in connection with the Spin-Off, including the transfer of assets and assumption of liabilities, and establishes certain rights and obligations between us and GE following the Spin-Off, including procedures with respect to claims subject to indemnification and related matters.

Following the Spin-Off, which was completed pursuant to the Separation and Distribution Agreement, we had remaining performance guarantees on behalf of GE. Under the Separation and Distribution Agreement, GE was obligated to use reasonable best efforts to replace us as the guarantor or terminate all such performance guarantees. Until such termination or replacement, in the event of non-fulfillment of contractual obligations by the relevant obligors, we could have been obligated to make payments under the applicable instruments for which GE was obligated to reimburse and indemnify us. As of December 31, 2023, our maximum aggregate exposure, subject to GE reimbursement, was approximately $114 million. In the second quarter of 2024, these remaining performance guarantees were all terminated or replaced.

Transition Services Agreement

The TSA governs all matters relating to the provision of shared services between GE and us on a transitional basis. The services that we receive include support for information technology, human resources, supply chain, finance, and facilities services, among others. Some of these costs were included in the allocations from GE prior to Spin-Off. The services generally commenced on the date of the Spin-Off and terminated in the 24 months thereafter depending upon the related transitional service. We incurred $172 million, net, for the year ended December 31, 2024 under this agreement. This amount represents fees charged from GE and GE Vernova to us, the majority of which are related to information technology, and is net of fees charged from us to GE and GE Vernova for facilities and other shared services.

Tax Matters Agreement

The Tax Matters Agreement with GE governs the respective rights, responsibilities, and obligations of GE and us after the Spin-Off with respect to all tax matters (including tax liabilities, tax attributes, tax returns, and tax contests). If, as a result of any of our representations being untrue or our covenants being breached, the Spin-Off were determined not to qualify for non-recognition of gain or loss under Internal Revenue Code, Section 355 and related provisions of the Code, we could be required by the Tax Matters Agreement to indemnify GE for the resulting taxes and related expenses. Those amounts could be material and any such obligation could adversely affect our business, financial condition, cash flows, and results of operations.

Employee Matters Agreement

The Employee Matters Agreement provides certain protections for our employees and former employees and sets forth the timing and general responsibilities related to the split of assets and liabilities of certain GE employee benefit and compensation plans.

Except as specifically provided in the Employee Matters Agreement, we are generally responsible for all employment, employee compensation, and employee benefits-related liabilities relating to employees, former employees, and other individuals allocated to us. For these individuals, we assumed certain assets and liabilities with respect to GE's U.S. and non-U.S. benefit plans. The Employee Matters Agreement incorporates the indemnification provisions contained in the Separation and Distribution Agreement and provides that we will indemnify GE for certain liabilities associated with the failure to comply with our obligations under the Employee Matters Agreement, for any employment liabilities related to employees, former employees, and other individuals allocated to us that cannot be assumed, retained, transferred, or assigned as a matter of law, and for claims related to our adoption or assumption of certain employee benefit and compensation plans, and any future actions that we take with respect to those plans. The Employee Matters Agreement also reflects the adjustment of outstanding equity-based awards granted by GE prior to the Spin-Off.

Trademark License Agreements

Under the Trademark License Agreement, GE granted to us an exclusive, fee-bearing license to use certain of GE's trademarks with respect to the "GE" brand in connection with (1) certain products and services that are exclusive to our business and (2) our business's trade name. GE also granted to us non-exclusive, fee-bearing licenses to use certain of GE's trademarks in respect of certain other products and services of our business. GE also granted to us the right to use the "GE" brand in connection with certain legal entity names within our corporate structure. The licenses and rights granted were for an initial ten-year term, which will automatically renew for an unlimited number of successive ten-year renewal terms, unless terminated for certain specified events (e.g., a change of control, bankruptcy event, material breaches, or material adverse impact to the GE brand).

Real Estate Matters Agreement

The Real Estate Matters Agreement with GE governs the allocation and transfer of real estate between GE and us and the colocation of GE and us following the Spin-Off. Under the agreement, certain sites have been transferred from one company to the other and certain sites are occupied by both GE and our employees following the Spin-Off pursuant to a TSA, lease, or sublease.

Stock Ownership Information

The following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2025 by (1) each of our current directors and nominees (other than Mr. Arduini); (2) each of our NEOs; and (3) all of our directors and executive officers as a group.

	Outstanding Common Stock Beneficially Owned[1]	RSUs, DSUs, and Stock Underlying Options[2]	Total Stock Beneficially Owned	Percent of Class
Directors and Nominees (other than Mr. Arduini)				
H. Lawrence Culp, Jr.	398,670*	6,024	404,694	**
Rodney F. Hochman	0	8,763	8,763	**
Lloyd W. Howell, Jr.	0	0	0	**
Risa Lavizzo-Mourey	4,625*	2,440	7,065	**
Catherine Lesjak	3,584*	2,440	6,024	**
Anne T. Madden	0	8,763	8,763	**
Tomislav Mihaljevic	0*	6,024	6,024	**
William J. Stromberg	0	9,201	9,201	**
Phoebe L. Yang	0	0	0	**
NEOs				
Peter J. Arduini	63,770	219,384	283,154	**
Frank R. Jimenez	41,103	38,133	79,236	**
Taha Kass-Hout	35,195	40,311	75,506	**
Roland Rott	11,423	54,623	66,046	**
James Saccaro	17,151	39,174	56,325	**
Current directors and executive officers as a group (19 people)[3]	627,497	635,812	1,263,309	**

*   These directors hold deferred fee phantom stock awarded with respect to the common stock of GE HealthCare resulting from the conversion of certain equity incentive awards previously granted by GE as a result of the Spin-Off. Because these are paid out solely in cash one year after the director leaves the Board, these are not included in the table.

**   Less than 1%. No director or NEO owns more than one-tenth of 1% of the total outstanding shares of GE HealthCare common stock.

[1]   **Outstanding Common Stock Beneficially Owned**: This column shows beneficial ownership of our common stock as calculated under SEC rules. Except to the extent noted below, everyone included in the table has sole voting and investment power over the shares reported. No shares are pledged as security by the named person.

[2]   **RSUs, DSUs, and Stock Underlying Options**: This column includes non-voting interests that may be converted into shares of GE HealthCare common stock within 60 days, including RSUs and DSUs. Certain directors have elected to defer receipt of shares from vested RSUs until the first business day after the date specified by the director after the last day of service on the Board. Certain directors have elected to receive certain portions of director fees that would have been paid in cash as DSUs, which are immediately vested but receipt of the shares is deferred until the first business day after the date specified by the director after the last day of service on the Board. DSUs have no voting power. See "Director Compensation Table" on page 35 for the number of DSUs each director holds. This column also includes shares that may be acquired under Options that are currently exercisable or will become exercisable within 60 days.

[3]   **Current Directors and Executive Officers as a Group**: This row shows ownership by our current directors and executive officers as a group. This row includes: (1) 592,157 shares that may be acquired under Options that are or will become exercisable within 60 days, (2) 8,655 DSUs that have vested but receipt of the shares of which is deferred until the first business day after the date specified by the director after the last day of service on the Board; (3) 71,673 shares over which Mr. Culp has shared voting and investment power; and (4) 59 shares over which Mr. O'Neill has shared investment power but sole voting power.

The following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2025 by each person or entity who GE HealthCare knows to beneficially own more than 5% of our common stock.

5% Beneficial Owners[1]	Common Stock	Total	Percent of Class
Capital Research Global Investors, 333 South Hope Street, 55th Fl, Los Angeles, CA 90071	58,223,938	58,223,938	12.7%
The Vanguard Group, 100 Vanguard Blvd., Malvern, PA 19355	52,535,829	52,535,829	11.5%
BlackRock, Inc., 50 Hudson Yards, New York, NY 10001	36,271,390	36,271,390	7.9%

For Our 5% Beneficial Owners[1]

(# of Shares)	Capital Research Global Investors	The Vanguard Group	BlackRock, Inc.
Sole Voting Power	58,220,555	—	33,481,874
Shared Voting Power	—	545,310	—
Sole Investment Power	58,223,938	50,488,390	36,271,390
Shared Investment Power	—	2,047,439	—

[1]   The foregoing information is based solely on: a Schedule 13G/A filed by Capital Research Global Investors on November 12, 2024; a Schedule 13G/A filed by The Vanguard Group on January 30, 2025; and a Schedule 13G/A filed by BlackRock, Inc. on November 8, 2024.

Director Compensation

The Compensation Committee recommends to the Board for approval compensation and benefits for non-employee directors. The Compensation Committee designed a compensation program to achieve the following goals: compensation should fairly pay directors for work required given the Company's size and scope; compensation should align directors' interests with the long-term interests of stockholders; and the structure of the compensation should be simple, transparent, and easy for stockholders to understand.

The Compensation Committee reviews non-employee director compensation every two years and makes recommendations for changes to the Board, as necessary. During 2023, the Board approved the Non-Employee Director Compensation and Benefits Plan that outlines all aspects of our non-employee directors' compensation and benefits. The plan was designed to pay our non-employee directors in line with peers based on benchmarking done in 2022 by Semler Brossy Consulting Group, LLC ("Semler Brossy"). Cash compensation is paid at the end of each quarter of service and prorated for partial years of service. The Board made no changes to the non-employee director compensation program for 2024. Non-employee directors received the following retainers and fees in 2024:

2024 Non-employee Director Retainers and Fees

Annual Cash Retainer	
Director	$125,000
Board Leadership Cash Retainers	
Lead Independent Director	$ 40,000
Non-executive Chair	$130,000
Committee Chair Cash Retainers	
Audit Committee Chair	$ 25,000
Compensation Committee Chair	$ 20,000
Governance Committee Chair	$ 15,000
Annual Equity Retainer	
Director	$200,000

As approved by the board of directors of the Company prior to the Spin-Off, annual compensation is paid to non-employee directors in a combination of cash and RSUs. The aggregate dollar value of equity-based and cash compensation granted or payable to any non-employee director will not exceed $750,000 during any calendar year.

RSUs with an award value of $200,000 are granted annually on the day of our Annual Meeting of Stockholders. Each RSU is equal in value to a share of the Company's common stock and vests on the earliest of (1) the date of the next Annual Meeting of Stockholders, (2) the one-year anniversary of the grant date, (3) a change in control (as defined in the GE HealthCare 2023 Long-Term Incentive Plan), and (4) the applicable non-employee director's termination of service due to death or disability, subject to continuous service through the applicable vesting date. RSUs accumulate quarterly dividend equivalent payments, which are reinvested into additional RSUs during the vesting period. In the event of an extraordinary dividend (whether paid in cash or shares), the RSUs will be adjusted to reflect the value of that dividend.

Non-employee directors are permitted to make an election to have up to 100% of the cash portion of their remaining compensation granted in DSUs. Each DSU is equal in value to a share of the Company's common stock based on the closing market value on the grant date. DSUs accumulate dividend equivalents during the deferral period that will be paid in a single lump sum cash amount equal to the dividend equivalents on the same date that a share of common stock is delivered with respect to such DSU. In the event of an extraordinary dividend (whether paid in cash or shares), DSUs will be adjusted to reflect the value of that dividend. DSUs do not have voting rights.

As attendance is expected, absent exceptional cause, at all scheduled Board and committee meetings and at our Annual Meeting of Stockholders, there are no meeting fees. Out-of-pocket expenses incurred by directors for attending Board and committee meetings are reimbursable.

In September 2024, the Compensation Committee conducted its biennial review of the non-employee director pay program, utilizing benchmarking data from our compensation peer group and advice from its compensation consultant. In December 2024, the Compensation Committee recommended and the Board approved an increase to the annual equity grant by $20,000 (from $200,000 to $220,000) to maintain market competitiveness of the program, effective as of January 1, 2025.

Director Compensation Table

The table below summarizes the compensation paid or earned by our non-employee directors for the year ended December 31, 2024.

Director Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	Total ($)
H. Lawrence Culp, Jr.	255,000	199,934	454,934
Risa Lavizzo-Mourey	180,000	199,934	379,934
Rodney F. Hochman[3]	124,959	199,934	324,892
Lloyd W. Howell, Jr.	125,000	199,934	324,934
Catherine Lesjak	150,000	199,934	349,934
Anne T. Madden[3]	124,959	199,934	324,892
Tomislav Mihaljevic	125,000	199,934	324,934
William J. Stromberg[4]	144,952	199,934	344,885
Phoebe L. Yang	125,000	199,934	324,934

[1] Consists of annual retainer fees for service as a director and a member of Board committees. Director fees that would have been paid in cash, but, at the election of the director, converted to DSUs, are included in this "Fees Earned or Paid in Cash" column. DSUs are immediately vested, but receipt of the shares is deferred until the first business day after the date specified by the director after separation from service on the Board.

[2] Amounts disclosed in this column reflect the aggregate grant date fair value of the RSUs, as applicable, granted to our non-employee directors during 2024, as determined under the principles used to calculate the grant-date fair value of equity awards for purposes of our financial statements in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718. GE HealthCare determines the grant date fair value of stock unit awards by multiplying the number of RSUs granted by the closing market price of a share of GE HealthCare common stock on the date of grant. Stock awards outstanding as of December 31, 2024 for each non-employee director consisted of 2,440 RSUs.

[3] On May 21, 2024, Mr. Hochman and Ms. Madden each received a grant of 1,525 DSUs in lieu of their annual cash retainer. The grant date fair value of each award was $124,959, determined as noted in footnote 2 above.

[4] On May 21, 2024, Mr. Stromberg received a grant of 1,769 DSUs in lieu of his annual cash retainer. The grant date fair value of that award was $144,952, determined as noted in footnote 2 above.

Compensation

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Management Proposal No. 2

Approval of Our Named Executive Officers' Compensation in an Advisory Vote

 **The Board recommends a vote FOR the say-on-pay proposal**

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What are you voting on?

Pursuant to Section 14A of the Exchange Act, we are asking stockholders to approve, on an advisory basis, the compensation paid to our NEOs in 2024, as described in this proxy statement.

We currently hold say-on-pay votes annually. The next say-on-pay vote will occur at our 2026 Annual Meeting of Stockholders.

Why the Board recommends a vote FOR the say-on-pay proposal?

As described in the Compensation Discussion and Analysis below, the Board believes our executive compensation program is designed to effectively align the interests of our executives, including our NEOs, with our stockholders. The Company's compensation programs play a significant role in our ability to attract, retain, and motivate top talent to enable our strategies to create a world where healthcare has no limits. Furthermore, the Board believes the use of a mix of base salary and annual and long-term incentives, along with performance metrics tied to executing on our business strategies and priorities, will result in long-term value creation.

Accordingly, the Board recommends that stockholders vote FOR the following resolution:

"RESOLVED, that the compensation of the Company's named executive officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, compensation tables, and related information provided in this proxy statement, is hereby APPROVED."

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Compensation Discussion and Analysis

This Compensation Discussion and Analysis ("CD&A") describes the compensation awarded to our NEOs for 2024. This includes key elements of our executive compensation program, and the philosophy and rationale behind the Compensation Committee's decisions.

The Compensation Committee reviewed and approved 2024 compensation decisions for our executives within the Compensation Committee's purview, including our NEOs:



NEOs

President and Chief Executive Officer	Vice President and Chief Financial Officer	Chief Science and Technology Officer	General Counsel and Corporate Secretary	President and CEO, Imaging
Peter J. Arduini	James Saccaro	Taha Kass-Hout	Frank R. Jimenez	Roland Rott[1]

[1]   Mr. Rott was appointed President and CEO, Imaging effective July 1, 2024, replacing Jan Makela who left the Company.

Executive Summary

Business Results

We strive to attract, retain, and motivate top executive talent who create long-term value for our stockholders through execution of the three pillars of our business strategy: Precision Care, Growth Acceleration, and Business Optimization, with a foundation of People, Patients, and Culture. A summary of our 2024 financial performance is set forth below:

- Revenues were $19.7 billion and Organic revenue* was $19.7 billion; Revenues increased 1% year-over-year and 1% on an Organic* basis.
- Net income attributable to GE HealthCare was $2.0 billion and Adjusted earnings before interest and taxes ("Adjusted EBIT")* were $3.2 billion.
- Diluted earnings per share - continuing operations were $4.34 and Adjusted earnings per share* were $4.49.
- Cash from operating activities - continuing operations was $2.0 billion and Free cash flow* was $1.6 billion.

We believe that the compensation paid for 2024 aligns well to the financial results we achieved for the year.

*   Non-GAAP financial measure. See the Appendix for additional information and definitions of these non-GAAP financial measures.

Compensation Highlights

Our Total Rewards Philosophy

Our philosophy is to provide competitive, motivating, and fair total rewards programs – including base salaries, annual cash incentives, long-term equity awards, and other broader total rewards programs – that allow us to attract, retain, and motivate the right people, in the right place, at the right time to enable our strategies to create a world where healthcare has no limits.

Executive Compensation Best Practices

Our executive compensation program is grounded in policies and practices that promote sound compensation governance, support our pay-for-performance philosophy, and strengthen alignment of our NEOs' interests with those of our stockholders. Highlights of market best practices we have adopted in furtherance of these aims are set forth below.

 **What We Do**

- ✔ Pay-for-performance through emphasis on at-risk, performance-based compensation programs

- ✔ Set rigorous annual bonus and long-term PSU goals tied to Board-approved budget and strategic objectives

- ✔ Align executive and stockholder interests by providing a majority of total target compensation in long-term incentives for our NEOs

- ✔ Maintain robust stock ownership and retention requirements for our directors and executive officers, including a 6x base salary requirement for our CEO

- ✔ Conduct proactive and ongoing stockholder outreach

- ✔ Mitigate undue risk-taking by conducting annual risk assessments and capping potential incentive plan payouts

- ✔ Maintain a robust clawback policy that goes beyond minimum legal requirements and authorizes recoupment of both time- and performance-based awards in the event of misconduct outside the context of a financial restatement

- ✔ Retain a fully independent executive compensation consultant whose independence is reviewed annually by the Compensation Committee

- ✔ Maintain equity grant practices designed to avoid grants right before or at the time of release of material non-public information, including pre-established grant dates

- ✔ Hold annual stockholder say-on-pay advisory vote

- ✔ Conduct an annual review of the compensation and practices of a compensation peer group

✖ What We Don't Do

- ✖ No hedging of Company securities by employees or directors

- ✖ No pledging of Company securities by employees or directors

- ✖ No re-pricing of Options without stockholder approval

- ✖ No "single trigger" cash severance or equity acceleration based solely upon a change in control

- ✖ No excise tax gross-ups for change in control and severance payments

- ✖ No payouts of dividend equivalents on equity awards during vesting or performance periods

- ✖ No excessive perquisites

Summary of 2024 Compensation Program Elements

The table below sets forth the primary elements of the 2024 GE HealthCare executive compensation program framework.

Fixed	Performance-Based / At-Risk			
	Short-Term Incentive	Long-Term Equity-Based Incentives		
Salary	**Annual Bonus**	**PSUs**	**Options**	**RSUs**
• Provides fixed compensation to attract and retain top talent • Set at market-competitive levels and reviewed and approved annually by the Compensation Committee as it deems appropriate based on benchmarking data, and individual roles, responsibilities, performance, impact, and capabilities	• Drives achievement of Company's annual financial, operational, and strategic goals • Serves as key compensation vehicle for differentiating performance each year	• Focuses executives on achievement of long-term financial performance goals, directly aligned with operating and strategic goals, and total shareholder return • Aligns with stockholder interests by tying a significant portion of executive compensation to the Company's long-term financial success	• Rewards stockholder value creation through stock price appreciation over time • Provides the longest-term linkage of the three equity vehicles (with a 10-year option term)	• Promotes employee retention while remaining linked to underlying stock price performance

Pay-for-Performance

Our executive compensation program is designed to strengthen the link between pay and performance by having a significant portion of total executive compensation at-risk and tied to the achievement of predetermined performance targets. Our business-focused goals, which are incorporated into both annual and long-term incentive opportunities, are complementary, risk-balancing, and designed to encourage an ownership-oriented team. By aligning pay with our strategy, we believe the compensation program motivates executives to execute on our vision to create a world where healthcare has no limits.

The charts below show the relative weightings of salary, target bonus, and target long-term equity-based incentive compensation awarded to our NEOs in 2024, including, for Mr. Rott, the promotional increases in salary, target bonus, and target long-term equity-based incentive compensation awarded in connection with his promotion to President and CEO, Imaging. Consistent with our pay-for-performance approach, 92% of total target compensation is at-risk for our CEO, and 83% of total target compensation is at-risk (on average) for our other NEOs.



Target Pay Mix of CEO[1]

Target Pay Mix of Other NEOs (Average)

- ■ Salary
- ■ Target Bonus
- ■ PSU Target Grant Value
- ■ Option Grant Value
- ■ RSU Grant Value

[1] The percentages illustrating the compensation mix and amount at-risk are rounded to equal 100%. Actual percentages for the CEO Target Pay Mix are as follows: Salary (7.8%), Target Bonus (11.6%), PSU Target Grant Value (40.3%), Option Grant Value (20.1%), and RSU Grant Value (20.1%). Similar rounding was applied to the Target Pay Mix of Other NEOs (Average) chart.

2024 Say-on-Pay Results

At our May 2024 Annual Meeting of Stockholders, our say-on-pay proposal received support from 92.6% of votes cast. The Compensation Committee generally considered the high level of stockholder support for our 2024 say-on-pay vote when evaluating and making decisions on the executive compensation program throughout the year. The Compensation Committee did not make any specific changes to our executive compensation program based on the outcome of our 2024 say-on-pay vote.

Stockholder Engagement

We routinely and actively engage with investors to understand their perspectives and views on a variety of topics, including our executive compensation program and philosophy. In 2024, management reached out to stockholders representing approximately 53%[1] of our outstanding shares to engage on governance matters. Management and, when requested, our lead director, met with stockholders representing approximately 33%[1] of our outstanding shares, and management shared feedback received with the Compensation Committee.

[1]   Based on stockholdings as of December 31, 2024.

Overview of Our 2024 Executive Compensation Programs

Total Rewards Philosophy and Guiding Principles

Our total rewards philosophy and guiding principles serve as a clear and transparent framework for considering total rewards designs and individual pay levels. The Compensation Committee considered our strategy, business priorities, and market intelligence and advice provided by its independent compensation consultant, Semler Brossy, in developing and approving the philosophy and guiding principles. The Compensation Committee annually reviews the total rewards philosophy and guiding principles to ensure they continue to be aligned with our business strategy and priorities. No changes to the philosophy or principles were made in 2024.

Total Rewards Philosophy	**Our philosophy is to provide competitive, motivating, and fair total rewards programs, including base salaries, annual cash incentives, long-term equity awards, and other broader total rewards programs, that allow us to attract, retain, and motivate the right people, in the right place, at the right time to enable our strategies to create a world where healthcare has no limits.**

Our philosophy is further supported by the following principles that guide the total rewards we provide:

Business-Focused and Performance-Differentiated
- We offer "at-risk" annual incentives that are aligned with our business strategies for the year
- We offer "at-risk" long-term incentives that are aligned with long-term value creation for our stockholders
- We design incentives with an effective link between pay and performance to drive accountability and ensure we win together with differentiated pay-for-performance from the GE HealthCare level to the individual level
- We offer significant "at-risk" pay to our senior leadership while mitigating unnecessary and excessive risk-taking
- As a newer standalone public company, our total rewards programs have a deliberate focus on accelerating profitable growth

Ownership-Oriented
We empower an entrepreneurial spirit within our culture and align compensation with our stockholders' interests by providing meaningful equity awards to eligible participants and maintaining robust policies that require significant stock ownership by our senior executives

Competitive, Motivating, and Fair
We provide total rewards programs that are competitive in the markets in which we compete while taking into account a participant's experience, performance, and contributions to our business strategy, motivating our participants to successfully execute our business strategy, and balancing internal equity across participants

Simple and Transparent
Our total rewards programs are intended to drive employee engagement and business success through simple and transparent plan designs

Our Decision-Making Process

Roles and Responsibilities

The Role of the Compensation Committee. The Compensation Committee is responsible for overseeing our executive compensation programs, and reviewing and approving the compensation of all NEOs, including the CEO. The Compensation Committee meets in executive session to discuss the performance of and pay recommendations for the CEO.

The Role of Management. Our CEO and Chief People Officer assist the Compensation Committee when making decisions on our executive compensation programs by providing information, analysis, and recommendations, except as it relates to their own individual compensation. In addition, the CEO provides the Compensation Committee with an annual performance assessment and compensation recommendation for each NEO (other than for the CEO).

The Role of the Compensation Consultant. The Compensation Committee has retained Semler Brossy as an independent compensation consultant to assist with evaluating the Company's executive compensation programs and making recommendations on the compensation of our executives, including our NEOs. At the direction and for the benefit of the Compensation Committee, Semler Brossy works with our total rewards team and members of executive management to develop analyses and proposals for the Compensation Committee.

In accordance with applicable SEC and Nasdaq listing standards, the Compensation Committee assessed Semler Brossy's independence during its annual independence review, and the Compensation Committee concluded no conflict of interest or independence concerns exist.

Compensation Peer Group

Our compensation programs are evaluated against a 15-company peer group within the broader medical device and medical technology spaces with whom we compete for talent (the "Compensation Peer Group"). Annually, the Compensation Committee works with Semler Brossy to review the Compensation Peer Group composition and determine whether any changes would be appropriate. In general, the assessment considers several peer characteristics including business type, revenue, and market capitalization compared to GE HealthCare. Following the 2023 review, and with advice from Semler Brossy, the Compensation Committee determined that the current 15 companies continued to represent an appropriate comparator group for our 2024 compensation programs. For setting 2024 individual total direct compensation, the Compensation Committee primarily referenced benchmarking data from the 13 U.S.-based peers, which excluded Koninklijke Philips and Siemens Healthineers due to the differences in compensation practices outside of the U.S., while also considering benchmarking data from the full 15-company Compensation Peer Group as well as other survey sources.

Our 2024 Compensation Peer Group

Abbott Laboratories	Danaher Corporation	Koninklijke Philips N.V.
Agilent Technologies, Inc.	Edwards Lifesciences Corporation	Siemens Healthineers AG
Baxter International Inc.	Hologic, Inc.	Stryker Corporation
Becton, Dickinson and Company	Intuitive Surgical, Inc.	Thermo Fisher Scientific Inc.
Boston Scientific Corporation	Medtronic plc	Quest Diagnostics Incorporated

Compensation Decisions and Outcomes

This section provides an overview of our 2024 compensation plans, including how the Company performed against the goals established for 2024 under the One GE HealthCare Annual Bonus Plan (the "Bonus Plan") and the GE HealthCare Technologies Inc. 2023 Long-Term Incentive Plan (the "LTI Program"). See "Compensation Actions for 2024" beginning on page 48 for details about 2024 compensation for each of our NEOs.

Base Salaries

Base salaries are designed to provide a competitive fixed level of pay to attract and retain top talent. In determining base salaries for our NEOs, the Compensation Committee considers several factors, including individual roles, responsibilities, performance, impact, and capabilities, as well as market-competitive benchmarking data provided by the Compensation Committee's independent consultant. For 2024, taking these considerations into account, the Compensation Committee

approved a base salary increase for Mr. Arduini from $1,250,000 to $1,300,000, effective April 1, 2024, and Mr. Rott from $562,640 to $595,100[(1)], effective April 1, 2024 when he was serving as President and CEO of our Ultrasound segment. Additionally, in connection with his promotion to President and CEO of our Imaging segment, the Compensation Committee approved an increase from $595,100 to $681,660[(1)], effective July 1, 2024. Mr. Rott's promotional increase was intended to align his annual target pay with competitive levels for his new role with expanded responsibilities overseeing the Company's largest segment. No other changes were made to our NEOs' base salaries for 2024.

(1) Mr. Rott's base salary was paid in Euros and converted for purposes of this disclosure at an exchange rate of $1.0820 per €1.00, the 2024 average noon buying rate certified for customs purposes by the U.S. Federal Reserve Bank of New York set forth in the H.10 statistical release of the Federal Reserve Board.

Annual Bonus Plan

For 2024, we provided annual cash incentive opportunities to our executives, including our NEOs, under the Bonus Plan. The performance metrics and targets for awards under the Bonus Plan were set at the beginning of the year and designed to drive Company and business segment performance, based on financial, operational, and strategic priorities.

How 2024 Bonuses for Our NEOs Were Determined. All NEOs are eligible to participate in the Bonus Plan. Target bonus percentages for our NEOs are reviewed and approved annually by the Compensation Committee. For 2024, no changes were made to target bonus percentages of NEOs. As such, Mr. Arduini's target bonus percentage remained at 150% of base salary and the target bonus percentages for all other NEOs remained at 100% of base salary.

In the first quarter of 2024, the Compensation Committee approved financial metrics and targets at the corporate and segment levels, as well as metrics and targets for the strategic initiatives modifier. For executives in roles overseeing all of GE HealthCare, including Messrs. Arduini, Saccaro, Kass-Hout, and Jimenez, financial metrics were fully tied to corporate-level performance goals. For Mr. Rott, who became President and CEO of our Imaging segment, effective July 1, 2024, financial metrics were tied in part to corporate-level performance goals with a meaningful weighting (40%) and Imaging segment performance goals with the majority of the weighting (60%). In connection with his promotion, the Compensation Committee approved the use of Imaging segment performance goals for the full year for Mr. Rott's financial metrics.

As shown below, bonuses paid to our NEOs are determined formulaically based on each NEO's base salary, target bonus percentage, applicable corporate and segment financial performance, strategic initiatives modifier, and an individual performance multiplier. In 2024, we modified the application of the strategic initiatives modifier from solely being applied to corporate results to combined corporate and segment level results, as depicted below.


Base Pay as of 12/31
X
Target Bonus Percentage
X
Corporate level: performance targets 100% Corporate
Segment level: performance targets 40% Corporate 60% Segment
+/-
+/-10% Strategic Initiatives Modifier
X
Individual Performance Multiplier (0% - 150%)
=
Final Award

How 2024 Bonus Plan Metrics Were Selected. The 2024 Bonus Plan financial metrics were focused on our Growth Acceleration and Business Optimization strategic pillars. At the corporate level, the financial metrics were GE HealthCare Organic revenue (weighted 50%), GE HealthCare Adjusted EBIT (weighted 30%), and GE HealthCare Free cash flow (weighted 20%). For the Imaging segment, financial metrics were Imaging Organic revenue (weighted 50%), Imaging Adjusted EBIT (weighted 30%), and Imaging Inventory Turns (weighted 20%). See the Appendix for definitions of the non-GAAP financial metrics used in the Bonus Plan.

Metrics for the 2024 strategic initiatives modifier focused on our two other areas of priority. The use of a New Product Introductions ("NPI") Vitality metric was focused on our Precision Care strategic pillar and measured based on the percentage of orders attributed to new product introductions over a five-calendar-quarter period. The use of a Safety metric was focused on a foundational priority of People, Patients, and Culture and measured based on our injury and illness rate for the year. The strategic initiatives modifier applied to GE HealthCare and Imaging blended results could have increased or decreased financial metric results by +/- 10 percentage points (+/- 5 percentage points for each initiative).

The Compensation Committee selected the financial and strategic initiatives metrics to incentivize strong performance across key drivers of long-term value creation and reflect how GE HealthCare is managed at the corporate and segment levels.

Finally, each NEO's performance was assessed against individual goals tied to their roles and responsibilities, and an individual performance multiplier between 0% and 150% was assigned. The final award is capped at 200%, inclusive of any individual performance.

How 2024 Bonus Plan Targets and Performance Levels Were Determined. In the first quarter of 2024, the Compensation Committee established targets and performance levels for each financial metric that were designed to be rigorous yet realistic and informed by the Company's 2024 budget. The Compensation Committee also established targets for the two strategic initiatives of our modifier that aligned with the Company's strategy, business priorities, and internal forecast for the year.

The target, threshold, and maximum performance levels for each financial metric were set with reference to annual corporate and segment budgets, established by senior management (including our NEOs), and approved by the Compensation Committee. Failure to achieve threshold on any one metric would result in no payout for that metric, and failure to achieve threshold on all metrics would result in no payout overall. For the 2024 Bonus Plan, our NEOs could receive between 50% and 200% of their target award for threshold and maximum performance, respectively.

How Corporate Level Performance Was Determined. As shown below, in the first quarter of 2025, the Compensation Committee certified the 2024 Bonus Plan performance results that determine the payout level for each financial and strategic initiative metric at the corporate level.

GE HealthCare Bonus Plan Financial Performance Metrics[1]	Weight	Threshold (50% Payout)	Target (100% Payout)	Max (200% Payout)	Actual Bonus Performance	Metric Payout	NPI Vitality % Modifier (+/- 5%)	Injury % Illness Rate Modifier (+/- 5%)	Bonus Payout
Organic revenue ($M)	50%	$18,786	$20,200	$21,614	$19,624	80%			
Adjusted EBIT ($M)[2]	30%	$ 2,763	$ 3,250	$ 3,738	$ 3,216 [2]	97%	5%	5%	93%
Free cash flow ($M)	20%	$ 1,350	$ 1,800	$ 2,160	$ 1,554	73%			

[1] All metrics are non-GAAP financial measures. See the Appendix for additional information and definitions of the non-GAAP financial measures used in the Bonus Plan.

[2] Adjusted to exclude $4M for the impact of two 2024 acquisitions.

How Imaging Segment Level Performance Was Determined. As noted above, Mr. Rott is the only NEO with performance goals tied to a segment (Imaging), for which he is the segment President and CEO. In the first quarter of 2025, the Compensation Committee certified the 2024 Bonus Plan performance results of our Imaging segment to determine the payout level for Mr. Rott, as shown below.

Imaging Segment Bonus Plan Financial Performance Metrics[1]	Weight	Threshold (50% Payout)	Target (100% Payout)	Max (200% Payout)	Actual Bonus Performance	Metric Payout	Imaging Payout (60%)	Corporate Level Bonus Payout (40%)	NPI Vitality % Modifier (+/- 5%)	Injury % Illness Rate Modifier (+/- 5%)	Bonus Payout
Imaging Organic revenue[2] ($M)	50%	$10,312	$11,088	$11,864	$10,510	63%					
Imaging Adjusted EBIT[2][3] ($M)	30%	$ 1,243	$ 1,462	$ 1,681	$ 1,264 [3]	55%	62%	83%	5%	5%	80%
Imaging Inventory Turns	20%	3.3	4.4	5.3	3.7	68%					

[1] Targets and actuals for Imaging included Image Guided Therapies for 2024.

[2] Non-GAAP financial measures. See the Appendix for additional information and definitions of the non-GAAP financial measures used in the Bonus Plan.

[3] Adjusted to exclude $3M for the impact of one 2024 acquisition.

How NEO Bonus Payouts Were Determined. As shown below, in the first quarter of 2025, the Compensation Committee approved 2024 Bonus Plan payouts for our NEOs, which were determined based on the achievement of performance goals at the corporate, and, for Mr. Rott, segment level and individual performance multipliers. For Mr. Arduini, the Compensation Committee approved an individual performance multiplier of 105%. Mr. Arduini had no role in the determination of his bonus. For Messrs. Saccaro, Kass-Hout, Jimenez, and Rott, individual performance multipliers of 100%, 110%, 100%, and 100%, respectively, were recommended by our CEO and approved by the Compensation Committee. The individual performance factors for Messrs. Arduini and Kass-Hout were above 100% in recognition of strong performance against their 2024 individual goals. See details of individual performance for all NEOs in "Compensation Actions for 2024" beginning on page 48.

NEO	2024 Bonus Performance Group	2024 Bonus Target	Corp / Segment Results	Individual Performance Multiplier	2024 Bonus Payout
Peter Arduini	100% Corporate Level	$1,950,000	93%	105%	$1,904,175
James Saccaro	100% Corporate Level	$ 875,000	93%	100%	$ 813,750
Taha Kass-Hout	100% Corporate Level	$ 900,000	93%	110%	$ 920,700
Frank Jimenez	100% Corporate Level	$ 875,000	93%	100%	$ 813,750
Roland Rott[(1)]	40% Corporate Level, 60% Imaging	$ 681,660	80%	100%	$ 545,328

(1) This amount was paid in Euros and converted for purposes of this disclosure at an exchange rate of $1.0820 per €1.00, the 2024 average noon buying rate certified for customs purposes by the U.S. Federal Reserve Bank of New York set forth in the H.10 statistical release of the Federal Reserve Board.

Long-Term Incentive Program

GE HealthCare's 2024 Long-Term Incentive ("LTI") Program focuses on our Growth Acceleration and Business Optimization strategic pillars and includes three equity vehicles: PSUs, Options, and RSUs. The awards are designed to motivate and incentivize executives to create sustainable long-term value, support the attraction and retention of top talent, and align executive and stockholder interests through a meaningful ownership stake in the Company.

How LTI Award Mix and Amounts Were Determined. Annual LTI awards represent the largest portion of each NEO's annual total target compensation. The Compensation Committee considers various factors for determining the size and mix of annual equity awards for our NEOs, including our long-term business objectives, market practices, and individual performance.

As illustrated below, in 2024, once the total annual LTI award amount for each NEO was determined by the Compensation Committee, 50% was granted in PSUs, 25% in Options, and 25% in RSUs. PSUs are tied to long-term financial goals of 2026 Organic revenue (weighted 50%) and 2024-2026 Cumulative Adjusted earnings per share ("EPS") (weighted 50%), and modified by our total shareholder return ("TSR") performance relative to our Compensation Peer Group (modifier ranges from +/- 20%). The final potential payout is between 0% and 200% of target PSUs granted, inclusive of any potential TSR modifier. These awards vest following a three-year performance period, to the extent performance is achieved upon completion of the performance period. Options and RSUs both vest in three substantially equal installments over three and one-half years, subject to continued employment through the vesting date (with exceptions for certain termination events) and tie our executives' interests to stockholder value and the performance of our stock. With respect to PSUs and RSUs, dividend equivalents accrue over the vesting period but are paid out only on shares actually received. See the Appendix for definitions of the non-GAAP financial metrics used in the 2024 PSUs.

Vehicle Mix and PSU Calculation


50% PSUs
three-year performance period and cliff vesting
+
25% Options
1/3 vesting
18/30/42 months from grant
+
25% RSUs
1/3 vesting
18/30/42 months from grant
2026 Organic revenue (50%)
+
2024-2026 Cumulative Adjusted EPS (50%)
X
Relative TSR Modifier vs. Compensation Peer Group (+/-20%)
=
Final Award(1) (0%-200%)

(1) Threshold achievement for both financial metrics would result in a 50% payout.

2024 PSUs

How Annual PSUs Work. Our PSUs are designed to focus executives on the Company's long-term financial and operating goals. PSU payouts are earned only if GE HealthCare achieves specified performance levels over the relevant performance period. In the first quarter of 2024, the Compensation Committee selected the performance metrics for PSUs to be granted in 2024. The Compensation Committee chooses performance metrics it believes align with the Company's long-term strategic objectives and contribute to the creation of long-term stockholder value. The Compensation Committee then monitors the Company's performance against the performance metrics over a three-year performance period and certifies the final levels of achievement following the end of the period.

The certified PSU achievement levels determine the percentage of the target number of PSUs under the award that executives earn. The Compensation Committee establishes targets and performance levels that are designed to be rigorous but realistic and informed by the Company's long-term financial goals. The target, threshold, and maximum performance levels for each performance metric are set with reference to our annual budgets established by senior management and approved by the Board. PSUs vest at the end of the three-year performance period, contingent upon satisfaction of the performance criteria and subject to the NEO's continued employment through the vesting date (with exceptions for certain termination events).

How Metrics and Targets for PSUs Were Selected. The 2024 performance metrics and targets for PSUs granted to our NEOs were approved by the Compensation Committee in February 2024. The PSUs may become earned based on our 2026 Organic revenue (50% weighting) and 2024-2026 Cumulative Adjusted EPS (50% weighting) results, which are subject to modification of +/-20% based on three-year relative TSR versus our Compensation Peer Group. The 2026 Organic revenue target was derived from a target growth rate established at the beginning of the three-year performance period commencing on January 1, 2024 and ending on December 31, 2026.

The Compensation Committee chose Organic revenue and Cumulative Adjusted EPS as financial metrics to incentivize and focus executives on long-term profitable growth. The Compensation Committee decided to replace three-year Cumulative Adjusted EBIT used for 2023 PSUs with three-year Cumulative Adjusted EPS after a review provided by its independent compensation consultant of prevalent industry practices and consideration of how EPS contributes to the Company's long-term strategic objectives and creation of stockholder value.

Results will be interpolated for performance between threshold, target, and maximum with potential final payouts between 50% and 200% of target PSUs granted for threshold and maximum performance, respectively, inclusive of the TSR modifier. Failure to achieve threshold on either financial metric would result in no payout for that metric, and failure to achieve threshold on both financial metrics would result in no payout overall.

The financial metrics are tied to corporate performance, which aligns all our leaders who receive PSUs with the same performance targets, in contrast to the metrics used in the Bonus Plan, which for GE HealthCare segment employees are assessed based in part on segment-level performance. See the Appendix for additional information and definitions of the non-GAAP financial measures used in the 2024 PSUs.

2024 Options and RSUs

The Compensation Committee believes that Options and RSUs effectively focus executives on delivering long-term value to stockholders. Options have value only to the extent that our stock price rises between the grant date and the exercise date. RSUs reward and are intended to help retain executives by offering them the opportunity to receive GE HealthCare stock if they remain employed by the Company through the date the vesting restrictions lapse (with exceptions for certain termination events).

Vesting of 2024 Stock Options and RSUs. The annual Options and RSUs granted to our NEOs in 2024 will vest over three and one-half years in three substantially equal installments on the 18-month, 30-month, and 42-month anniversary of the grant date, subject to the NEO's continued employment through each such vesting date (with exceptions for certain termination events). Options generally expire 10 years from the grant date.

Other LTI Awards

2022 CEO New-Hire PSUs. On January 3, 2022, Mr. Arduini became President and CEO of GE's healthcare business, after joining GE as an employee in December 2021. In connection with assuming this role, in February 2022 he received an equity grant of GE PSUs which were adjusted and converted into GE HealthCare PSUs in connection with the Spin-Off ("New-Hire PSUs"). Mr. Arduini's New-Hire PSUs were eligible to vest on March 1, 2025, in an amount between 0% and 150% of the target number of PSUs granted, based on the final average achievement of annual performance objectives set for each of 2022, 2023, and

2024. For 2024, the Compensation Committee selected annual performance metrics, which consisted of Organic revenue (weighted 50%), Adjusted EBIT (weighted 30%), and Free cash flow (weighted 20%), subject to a modification of +/- 10 percentage points for the strategic initiative modifier comprised of two metrics focused on our Precision Care pillar and foundational priority of People, Patients, and Culture. Under the applicable accounting principles, such awards are treated as granted in the year that the applicable performance criteria are established and reported as such in the Summary Compensation Table and Grants of Plan-Based Awards Table below. As a result, per SEC rules, the 2024 tranche of Mr. Arduini's New-Hire PSUs granted by GE in 2022 prior to our Spin-Off is included as a 2024 compensation award in these two tables. See the Appendix for definitions of the non-GAAP financial metrics used in the Bonus Plan.

In the first quarter of 2025, the Compensation Committee certified the Company's performance against the 2024 annual performance metrics at 93%, as shown below. The Compensation Committee certifications of Company performance against the 2023 and 2022 performance metrics are also shown below.

The Compensation Committee then certified the final performance results at 92% of target, based on the final three-year average achievement of annual performance objectives set for each of 2022, 2023, and 2024, as shown below.

2022 Annual Performance Objectives set by GE pre-spin

2022 Financial Performance Metrics	Weight	Threshold (50% Payout)	Target (100% Payout)	Max (150% Payout)	Actual Bonus Performance	Metric Payout	Strategic Initiatives Modifier	Bonus Payout
Organic revenue growth[1] (%)	50%	1.4%	6.7%	12.0%	7.0%	52%		
Free cash flow[1] ($M)	25%	$ 3,060	$ 3,400	$ 3,740	$ 2,125	0%	5%	57%
Profit ($M)	12.5%	$ 2,900	$ 3,230	$ 3,550	$ 2,705	0%		
Organic Margin Expansion[1] (bps)	12.5%	-10	80	160	-150	0%		

[1] Non-GAAP financial measures. See our 2023 proxy statement for definitions of GE non-GAAP financial measures.

2023 Annual Performance Objectives

2023 Financial Performance Metrics[1]	Weight	Threshold (50% Payout)	Target (100% Payout)	Max (200% Payout)	Actual Bonus Performance	Metric Payout	Strategic Initiatives Modifier	Bonus Payout
Organic revenue ($M)	50%	$17,964	$18,910	$19,855	$19,125	123%		
Adjusted EBIT ($M)[2]	30%	$ 2,635	$ 3,100	$ 3,410	$ 2,988	88%	2%	125%
Free cash flow ($M)[3]	20%	$ 1,275	$ 1,700	$ 2,040	$ 1,965	178%		

[1] Non-GAAP financial measures. See our 2024 proxy statement for definitions of the non-GAAP financial measures used in the Bonus Plan.

[2] Adjusted to exclude $32M for the impact of two 2023 acquisitions.

[3] Adjusted to include $250M from the impact of an R&D capitalization tax law that was expected to be repealed when targets were set in February 2023 but was not subsequently repealed.

2024 Annual Performance Objectives

2024 Financial Performance Metrics[1]	Weight	Threshold (50% Payout)	Target (100% Payout)	Max (200% Payout)	Actual Bonus Performance	Metric Payout	Strategic Initiatives Modifier	Bonus Payout
Organic revenue ($M)	50%	$18,786	$20,200	$21,614	$19,624	80%		
Adjusted EBIT ($M)[2]	30%	$ 2,763	$ 3,250	$ 3,738	$ 3,216	97%	10%	93%
Free cash flow ($M)	20%	$ 1,350	$ 1,800	$ 2,160	$ 1,554	73%		

[1] Non-GAAP financial measures. See the Appendix for additional information and definitions of the non-GAAP financial measures used in the Bonus Plan.

[2] Adjusted to exclude $4M for the impact of two 2024 acquisitions.

Three-Year Average Performance and Payout Results

Performance Year	Performance Achievement	Three-Year Average Performance Achievement (Payout %)	Target[1] Shares (#)	Target[1] $	Actual Payout[2] Shares (#)	Actual Payout[2] $
2022	57%					
2023	125%	92%	73,356	5,000,000	67,487	$5,276,134
2024	93%					

[1] Target Award reflects post-Spin-Off conversation ratio of 1.412087; pre-Spin-Off target award was 51,948 shares.

[2] Calculated by multiplying the closing price of GE HealthCare stock as of December 31, 2024 ($78.18) (the last trading day for the year) by the number of shares underlying the award.

2022 Annual PSUs. As disclosed in our 2023 proxy statement, in 2023 the GE Management Development and Compensation Committee certified the final payouts for the 2022 PSUs at 0% of target, resulting in no payouts to any NEOs and the cancellation of these awards.

2024 Promotional Awards. In connection with Mr. Rott's promotion in 2024, the Compensation Committee approved a promotional equity award of $950,000 granted on August 15, 2024 consisting of 50% PSUs, 25% RSUs, and 25% Options. The promotional award value was intended to align Mr. Rott's 2024 target annual LTI value, when combined with his March 1, 2024 annual grant, with competitive levels for his new role with expanded responsibilities overseeing the Company's largest segment. PSUs are eligible to vest in 2027 subject to meeting the same performance goals described above for annual 2024 PSUs. Options and RSUs are each eligible for vesting in three substantially equal installments on September 1, 2025, September 1, 2026, and September 1, 2027, subject to continued employment through each such vesting date (with exceptions for certain termination events).

Equity Grant Practices

Management has developed an annual and off-cycle equity grant schedule designed to avoid granting equity close in time to the release of the Company's quarterly earnings. We also do not time the disclosure of material nonpublic information on the basis of equity grant dates. Annual equity awards are typically approved by the Compensation Committee at its regularly-scheduled meeting in late January or early February to be granted in early March. The Compensation Committee may also approve equity awards throughout the year for various reasons, including recruitment of new hires, promotions, and retention and/or recognition of top talent. These off-cycle grants are made on regularly scheduled quarterly dates. We may make equity grants at other times under certain circumstances.

The Compensation Committee has also delegated authority to the Company's CEO to grant equity awards to employees who are neither under the Compensation Committee's purview nor direct reports to the CEO, subject to certain limitations on grant value and number of shares granted, as established by the Compensation Committee. These equity awards generally follow the same granting schedules as described above.

In response to Item 402(x) of Regulation S-K, we note that in 2024, (1) no NEOs were awarded stock options with an effective grant date during any period beginning four business days before the filing or furnishing of a Form 10-Q, Form 10-K, or Form 8-K that disclosed material nonpublic information, and ending one business day after the filing or furnishing of such reports, and (2) we did not time the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation.

Compensation Actions for 2024

The details of our NEOs' 2024 compensation are set forth below.



Peter Arduini
President and CEO

2024 Performance Highlights

As President and CEO, Mr. Arduini shapes our strategy, establishes the framework against which performance is measured, and delivers on that performance. Individual performance highlights during 2024 included:

- Strong company performance meeting commitments, delivering EPS growth, and maintaining operating margin.

- Continued to advance our digital/AI strategy, capabilities, and execution, including introduction of new technologies and offerings.

- Successfully accelerated growth capabilities across regions and segments.

- Continued to meaningfully advance the organization's leadership, capabilities, culture, and management processes.

2024 Target Pay Mix



8% $1,300,000

12% $1,950,000

80% $13,500,000

$16.75M

■ Base Salary ■ Target Bonus ■ Annual LTI[1]

(1) Annual LTI reflects target value as approved by the Compensation Committee.

2024 Pay Decisions

- **Salary.** Mr. Arduini's salary was increased from $1,250,000 to $1,300,000 effective April, 1, 2024, based on market-based benchmarking data, performance, role, and responsibilities.

- **Bonus.** Mr. Arduini's target bonus was set at 150% of base salary in 2024. Mr. Arduini's 2024 actual bonus was $1,904,175, as described beginning on page 42 under "Annual Bonus Plan."

- **Annual Equity Awards.** Mr. Arduini's target annual LTI for 2024 was $13,500,000. In 2024, his annual LTI was granted in the form of 50% PSUs, eligible for vesting in 2027 subject to meeting performance goals, and 25% Options and 25% RSUs, each eligible for vesting over three and one-half years in three substantially equal installments on the 18-month, 30-month, and 42-month anniversary of the grant date, in each case subject to his continued employment through each vesting date (with exceptions for certain termination events).



James
Saccaro

Vice President and Chief Financial Officer



16%
$875,000

16%
$875,000

68%
$3,800,000

$5.55M

■ Base Salary   ■ Target Bonus   ■ Annual LTI[1]

(1)   Annual LTI reflects target value as approved by the Compensation Committee.

2024 Performance Highlights

As Vice President and Chief Financial Officer, Mr. Saccaro leads our Finance, Information Technology, and Strategy organizations. Individual performance highlights during 2024 included:

- Successfully navigated challenging geopolitical events while continuing to meet financial goals.

- Successfully continued execution of finance transformation including enhancing enterprise processes, capabilities, and systems.

- Effectively engaged with investor community and stakeholders, setting clear expectations.

2024 Pay Decisions

- **Salary.** Mr. Saccaro's salary was set at $875,000 and remained unchanged in 2024.

- **Bonus.** Mr. Saccaro's target bonus was set at 100% of base salary in 2024. Mr. Saccaro's 2024 actual bonus was $813,750, as described beginning on page 42 under "Annual Bonus Plan."

- **Annual Equity Awards.** Mr. Saccaro's target annual LTI for 2024 was $3,800,000. In 2024, his annual LTI was granted in the form of 50% PSUs, eligible for vesting in 2027 subject to meeting performance goals, and 25% Options and 25% RSUs, each eligible for vesting over three and one-half years in three substantially equal installments on the 18-month, 30-month, and 42-month anniversary of the grant date, in each case subject to his continued employment through each vesting date (with exceptions for certain termination events).



Taha
Kass-Hout

Chief Science and Technology Officer

2024 Target Pay Mix



■ Base Salary	■ Target Bonus	■ Annual LTI[1]

[1] Annual LTI reflects target value as approved by the Compensation Committee.

2024 Performance Highlights

As Chief Science and Technology Officer, Mr. Kass-Hout leads GE HealthCare's Science and Technology organization. Individual performance highlights during 2024 included:

- Continued to enhance the profile of GEHC externally in digital – investor community, partnerships, recruiting, and market awareness.

- Successfully executed across our digital strategy.

- Provided strong support in implementation of digital solutions selling which significantly exceeded orders planned in both Oncology & Cardiology.

- Continued to attract and retain top digital and technology talent.

2024 Pay Decisions

- **Salary.** Mr. Kass-Hout's salary was set at $900,000 and remained unchanged in 2024.

- **Bonus.** Mr. Kass-Hout's target bonus was set at 100% of base salary in 2024. Mr. Kass-Hout's 2024 actual bonus was $920,700, as described beginning on page 42 under "Annual Bonus Plan."

- **Annual Equity Awards.** Mr. Kass-Hout's target annual LTI for 2024 was $3,700,000. In 2024, his annual LTI was granted in the form of 50% PSUs, eligible for vesting in 2027 subject to meeting performance goals, and 25% Options and 25% RSUs, each eligible for vesting over three and one-half years in three substantially equal installments on the 18-month, 30-month, and 42-month anniversary of the grant date, in each case subject to his continued employment through each vesting date (with exceptions for certain termination events).



Frank Jimenez

General Counsel and Corporate Secretary

2024 Performance Highlights

As General Counsel and Corporate Secretary, Mr. Jimenez leads GE HealthCare's Global Law and Policy organization. Individual performance highlights during 2024 included:

- Successful partnership with leadership and Board of Directors.
- Provided strong leadership and management on complex geopolitical events.
- Successfully built capabilities in supporting digital strategy.
- Recruited top talent into leadership roles, strengthening skill sets aligned with our long-term vision and strategy.

2024 Target Pay Mix



17%
$875,000

17%
$875,000

66%
$3,500,000

$5.25M

■ Base Salary ■ Target Bonus ■ Annual LTI[1]

(1) Annual LTI reflects target value as approved by the Compensation Committee.

2024 Pay Decisions

- **Salary**. Mr. Jimenez's salary was set at $875,000 and remained unchanged in 2024.
- **Bonus**. Mr. Jimenez's target bonus was set at 100% of base salary in 2024. Mr. Jimenez's 2024 actual bonus was $813,750, as described beginning on page 42 under "Annual Bonus Plan."
- **Annual Equity Awards**. Mr. Jimenez's target annual LTI for 2024 was $3,500,000. In 2024, his annual LTI was granted in the form of 50% PSUs, eligible for vesting in 2027 subject to meeting performance goals, and 25% Options and 25% RSUs, each eligible for vesting over three and one-half years in three substantially equal installments on the 18-month, 30-month, and 42-month anniversary of the grant date, in each case subject to his continued employment through each vesting date (with exceptions for certain termination events).



Roland Rott
President and CEO, Imaging

2024 Performance Highlights

As President and CEO of our Imaging segment, Mr. Rott leads an organization with approximately $8.9 billion of revenue in 2024. Individual performance highlights during 2024 included:

- Successful transition to new role mid-year despite challenging market environment.

- Advanced execution of strategy for customer lifecycle value, accelerated upgrade, and recurring revenue (SaaS) business model.

- Successful leadership demonstrated through balanced decision-making approach and strong focus on our culture.



2024 Target Pay Mix

18% $681,660

18% $681,660

64% $2,500,000

$3.86M

■ Base Salary ■ Target Bonus ■ Annual LTI[1]

(1) Annual LTI reflects target value as approved by the Compensation Committee.

2024 Pay Decisions

- **Salary.** Mr. Rott's salary was increased from $562,640[2] to $595,100[2], effective April 1, 2024 when he was serving as President and CEO, Ultrasound. In connection with his promotion to President and CEO, Imaging, his salary was increased from $595,100[2] to $681,660[2], effective July 1, 2024.

- **Bonus.** Mr. Rott's target bonus was set at 100% of base salary in 2024. Mr. Rott's 2024 actual bonus was $545,328[2], as described beginning on page 42 under "Annual Bonus Plan."

- **Annual Equity Awards.** Mr. Rott's target annual LTI for 2024 was $1,550,000. In 2024, his annual LTI was granted in the form of approximately 50% PSUs, eligible for vesting in 2027 subject to meeting performance goals, and 25% Options and 25% RSUs, each eligible for vesting over three and one-half years in three substantially equal installments on the 18-month, 30-month, and 42-month anniversary of the grant date, in each case subject to his continued employment through each vesting date (with exceptions for certain termination events).

- **Promotional Equity Award.** In connection with his promotion in 2024, Mr. Rott received a one-time promotional equity award of $950,000 granted on August 15, 2024 consisting of 50% PSUs, 25% Options, and 25% RSUs. PSUs are eligible to vest in 2027 subject to meeting performance goals, and Options and RSUs are each eligible for vesting in three substantially equal installments on September 1, 2025, September 1, 2026, and September 1, 2027, subject to his continued employment through each such vesting date (with exceptions for certain termination events).

(2) Mr. Rott's base salary and bonus were paid in Euros and converted for purposes of this disclosure at an exchange rate of $1.0820 per €1.00, the 2024 average noon buying rate certified for customs purposes by the U.S. Federal Reserve Bank of New York set forth in the H.10 statistical release of the Federal Reserve Board.

Other Compensation Elements

Retirement and Other Benefits

Our NEOs generally participate in the broad-based retirement and other benefits provided to our employees. For additional detail, see "Compensation Tables" and narrative disclosures beginning on page 56.

Other Executive Benefits and Perquisites

We provide Executives, including our NEOs, with a limited number of executive benefits and perquisites, which are designed to be competitive with market practices and contribute to attraction and retention. To promote health and general well-being, we provide reimbursements of up to $7,500 for comprehensive executive physicals. We also provide a financial planning benefit that reimburses Executives for expenses related to financial, tax, investment and similar expenses of $15,000 per year with a maximum of $45,000 over a rolling three-year period to allow for fluctuations over $15,000 in any one year due to major life events. The financial planning benefit is intended to provide participants with professional support to manage complex financial planning matters while enabling them to focus on their role with the Company. We provide our CEO an annual travel allowance of up to $175,000, with amounts above the allowance to be reimbursed to the Company based on the aggregate incremental cost of such usage.

Employment Arrangements

Employment Agreement with Mr. Rott. Consistent with local law, Mr. Rott has an employment agreement that provides for a base salary of €630,000 per year with a target annual bonus equal to 100% of base salary, certain pension benefits described below, an annual equity grant (which may consist of Options, RSUs, PSUs, or a combination thereof without specifying the targets or amounts or value), a company car, and flexible benefits and holidays provided to employees in Austria, including an employee severance fund ("Austria Severance Fund"). The terms of Mr. Rott's employment agreement do not otherwise affect the nature and amount of compensation and benefits.

Severance and Change in Control Arrangements

Severance and Change in Control Plan for Leadership Team. All the NEOs participate in the GE HealthCare US Severance and Change in Control Plan for CEO and Leadership Team ("Executive Severance Plan"), other than Mr. Rott who is not eligible under the Executive Severance Plan as he is not working in the U.S. However, it is the intent of the Compensation Committee that Executives who are not working in the U.S. would be eligible for the better of the benefits they would be eligible for under the Executive Severance Plan if they were working in the U.S., and the benefits they are eligible for under local law. This intent was formalized in Mr. Rott's employment arrangement when he was promoted to President and CEO, Imaging.

In the event of a qualifying termination of employment, the Executive Severance Plan provides for a lump sum cash severance payment equal to the sum of base salary and target annual bonus multiplied by 2.0 for the CEO and multiplied by 1.0 for other participating Leadership Team members. In addition, benefits continuation and outplacement services would be provided for 24 months for the CEO and 12 months for other Leadership Team members.

Under the Executive Severance Plan, the following terms have the meanings set forth below:

- A qualifying termination under the Executive Severance Plan occurs when the Executive Severance Plan administrator determines in its sole discretion that one of the following events has occurred:
  - (a) The participant's position has been eliminated (and not replaced);
  - (b) The participant's employment has been terminated without "cause;" or
  - (c) The participant terminates their employment for "good reason."

A qualifying termination also occurs if within 24 months of a change in control, as defined in the Executive Severance Plan, the participant's employment is terminated due to a position elimination, by the employer without "cause," or by the participant for "good reason."

If a participant experiences a qualifying termination of employment within two years following a change in control of the Company, the Executive Severance Plan provides for a lump sum cash severance benefit to the CEO equal to 36 months of base salary, plus 2.99 times the CEO's target annual bonus. For other Leadership Team members, the lump sum cash severance benefit is equal to 24 months of base salary, plus two times the Leadership Team member's target annual bonus. In addition, benefits continuation and outplacement services are provided for 36 months for the CEO and for 24 months for Leadership Team members.

The Executive Severance Plan does not vary the terms of equity awards, and all outstanding equity awards will be treated as provided under the terms of the applicable plans and equity award agreements in the event of a qualifying termination.

Under the terms of the LTI Program, in the case of a change in control, as defined in the LTI Program, where the acquirer does not assume or continue outstanding equity award or issue substitute awards, immediately prior to such change in control all such outstanding awards become exercisable and vested, and for PSUs, grantees have the right to payment based on target or actual performance through a date determined by the Compensation Committee in its discretion. If such change in control changes the number of outstanding shares of the Company, the Compensation Committee has discretion to make appropriate and equitable adjustments to equity awards, accelerate vesting consistent with Section 409A of the Internal Revenue Code, and/or cancel accelerated awards not exercised within a time period prescribed by the Compensation Committee.

The Executive Severance Plan does not vary how a pro-rata bonus, if any, will be calculated or paid under the Bonus Plan for the year in which a qualifying termination occurs.

Any payment of benefits under the Executive Severance Plan is subject to the execution of a release and waiver of claims acceptable to the Company, including, where legally permissible, non-competition, non-solicitation, and non-disparagement obligations.

See "Executive Officer Cash Severance Policy" on page 25 for information on a Board-approved policy governing certain cash severance benefits provided to Executive Officers.

Other Executive Compensation Policies and Practices

Many of our executive compensation policies and practices are included in the Governance Principles adopted by our Board. Specifically, our NEOs and other executives are subject to rigorous stock ownership requirements and are precluded from hedging and pledging GE HealthCare stock. The Compensation Committee receives regular updates on the current stock ownership of our NEOs and other executives under the Compensation Committee's purview. All of our NEOs are in compliance with our stock ownership guidelines.

See "Key Areas of Board Oversight" beginning on page 22 for additional details on these policies and practices, including:

- Rigorous stock ownership requirements
- No hedging or pledging
- Insider trading policy
- Clawback policy
- Executive officer cash severance policy

Also see "Equity Grant Practices" on page 47 for a summary of the Company's practice for granting equity.

Compensation Risk Assessment. The Compensation Committee oversees an annual risk assessment of our compensation policies and practices. For 2024, the assessment was led by Semler Brossy, the Compensation Committee's independent compensation consultant, with review and input from management. Based on results of the assessment, the Compensation Committee concluded that GE HealthCare's compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.

Compensation Committee Report

The Talent, Culture, and Compensation Committee has reviewed the Compensation Discussion and Analysis (pages 37 through 54) and discussed that analysis with management. Based on its review and discussions with management, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in the 2024 Form 10-K and this proxy statement. This report is provided by the following independent directors, who comprise the Compensation Committee:

Rodney F. Hochman
Lloyd W. Howell, Jr.
Tomislav Mihaljevic
William J. Stromberg

Compensation Tables

Summary Compensation Table

The following table summarizes the total compensation earned by each of our NEOs for the fiscal years ended December 31 as presented below. Messrs. Saccaro and Kass-Hout were not NEOs for fiscal 2022 and Mr. Rott was not an NEO for fiscal 2022 or 2023. As discussed in this proxy statement, we became an independent public company effective January 3, 2023. The information provided below includes compensation earned by our NEOs for services provided to GE and us prior to the Spin-Off. The following table reflects the adjusted pre-Spin-Off stock awards and Options granted by GE to our NEOs in 2022 and the post-Spin-Off equity awards granted by GE HealthCare to our NEOs. The value of our pre-Spin-Off stock awards reflect the post-Spin-Off conversion ratio, which was equal to the closing share price of GE immediately prior to the Spin-Off on January 3, 2023 ($60.18), divided by the volume weighted average share price of GE HealthCare's stock on the first trading day following the Spin-Off, January 4, 2023, which resulted in an equity conversion ratio of 1.412087. No conversion was required for awards granted after the Spin-Off.

Name & Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards[1] ($)	Stock Options[2] ($)	Non-Equity Incentive Plan Compensation[3] ($)	Change In Pension Value[4] ($)	All Other Compensation[5] ($)	Total ($)
Peter J. Arduini									
President and CEO	2024	1,282,427	0	12,588,793	3,374,980	1,904,175	0	337,505	19,487,880
	2023	1,246,006	0	12,705,850	7,468,736	2,460,938	46,043	583,374	24,510,947
	2022	1,250,000	0	6,135,961	2,099,996	890,625	0	120,520	10,497,102
James Saccaro									
VP and CFO	2024	872,204	0	2,951,477	949,997	813,750	0	83,499	5,670,927
	2023	493,131	350,000	7,077,520	2,374,970	641,267	0	34,519	10,971,407
Taha Kass-Hout									
Chief Science and Technology Officer	2024	897,124	0	2,873,886	924,992	920,700	0	102,266	5,718,968
	2023	876,421	2,500,000	6,951,138	2,312,454	1,174,777	0	57,174	13,871,964
Frank R. Jimenez									
General Counsel and Corporate Secretary	2024	872,204	0	2,718,611	874,984	813,750	0	123,932	5,403,481
	2023	871,629	0	3,264,661	2,187,479	1,093,750	0	92,638	7,510,157
	2022	728,571	0	5,162,431	0	458,483	0	664,485	7,013,970
Roland Rott									
President and CEO, Imaging	2024	631,424 [6]	0	1,899,284	624,984	545,328 [6]	0 [6]	223,947 [6]	3,924,967

[1] Represents the aggregate grant date fair value of RSUs and PSUs pursuant to FASB ASC Topic 718, Compensation – Stock Awards, disregarding the effect of estimated forfeitures. The value is reflective of the amount the Company expects to expense for accounting purposes over the awards' vesting schedules and does not correspond to the actual values that NEOs will realize from the award. For 2024, RSUs include annual RSUs awarded under the LTI Program and RSUs awarded to Mr. Rott in connection with his promotion to President and CEO, Imaging. For 2024, PSU awards include annual PSUs awarded under the LTI Program, the 2024 tranche of Mr. Arduini's 2022 New-Hire PSUs granted by GE in 2022 prior to our Spin-Off, and PSUs awarded to Mr. Rott in connection with his promotion. The aggregate grant date fair value of the PSUs is calculated based on the most probable outcome of the performance conditions as of the grant date. The aggregate grant date fair value of these 2024 awards assuming maximum performance would be as follows: Mr. Arduini ($14,222,013 for his 2024 PSUs and $3,154,308 for the 2024 tranche of his 2022 New-Hire PSU award), Mr. Saccaro ($4,003,122), Mr. Kass-Hout ($3,897,823), Mr. Jimenez ($3,687,225), and Mr. Rott ($1,632,819 for his 2024 Annual PSUs and $915,847 for his promotional PSUs). For information on the assumptions used in valuing a particular year's grant, see Note 16 on Share-Based Compensation in our 2024 Form 10-K.

The 2024 PSUs are measured on the grant date using a Monte Carlo simulation model with the following assumptions:

Assumptions	2024 Annual PSUs	2024 Promotional PSUs for Mr. Rott[a]
Risk-Free Rate	4.28%	3.94%
Volatility	24.36%	24.25%
Expected Term (in years)	2.83	2.38
Dividend Yield	0.00%	0.00%

[a] For Mr. Rott, 2024 PSUs include his 2024 annual award ($816,409) and promotional PSU award ($457,923).

The 2024 tranche of Mr. Arduini's 2022 New-Hire PSUs granted by GE in 2022 is measured on the grant date using the discount factor shown below to reflect the one-year holding requirement.

Assumptions	One-Time New-Hire PSUs[b]
Volatility	24.96%
Expected Term (in years)	1.00
Dividend Yield	0.13%
Discount Factor	5.71%

[b]   For Mr. Arduini, 2024 PSUs include his 2024 annual award ($7,111,006) and 2024 tranche of his 2022 New-Hire PSUs ($2,102,872) granted by GE in 2022 prior to our Spin-Off.

[2]   Represents the aggregate grant date fair value of Option awards. These amounts reflect the Company's accounting expense and do not correspond to the actual value that the NEOs will realize.

Key assumptions used in the Black-Scholes valuation for the 2024 annual Options and Mr. Rott's promotional Options, as well as the strike prices, are as follows:

	2024 Annual Options	2024 Promotional Options for Mr. Rott[a]
Risk-Free Rate	4.12%	3.75%
Volatility	26.20%	25.74%
Expected Term (in years)	6.25	6.01
Dividend Yield	0.13%	0.14%
Strike Price	$92.72	$85.30

[a]   For Mr. Rott, 2024 Options include his 2024 annual award ($387,484) and promotional Option award ($237,500).

For information on the assumptions used in valuing a particular year's grant, see the Note 16 on Share-Based Compensation in our 2024 Form 10-K.

[3]   Amounts earned under the Bonus Plan. See the "Grants of Plan-Based Awards Table" on page 58 for additional information on the Bonus Plan.

[4]   Year-over-year changes in pension value generally are driven by changes in actuarial pension assumptions, increases in age, any additional service, and compensation, as applicable. In 2024, there was a net decrease in pension value for Mr. Arduini of $21,952 due to the increase in the discount rate in the U.S. Pension Plan. For Mr. Rott, there was a net decrease in pension value of $16,842 consisting of a $17,033 decrease due to the increase in the discount rate in the German Pension Plan and a $191 increase due to change in currency exchange rates. In accordance with SEC rules, no amount is reported in the table for the NEOs with a negative value. See "Pension Benefits" beginning on page 63 for additional information on these benefits.

[5]   We provide executives with other benefits that are market-competitive and contribute to attraction and retention of top talent. The costs of these benefits for 2024, minus any reimbursements by the NEOs, are shown in the table below:

Name	Company Contributions to Retirement Plans[a] ($)	Company Credits to Restoration Plan[b] ($)	Financial and Tax Planning[c] ($)	Executive Physical[d] ($)	Relocation Benefits[e] ($)	Relocation Tax Benefits[f] ($)	Travel[g] ($)	Other[h] ($)	Total ($)
Arduini	24,150	151,753	45,000	7,500	6,252	2,698	100,152		337,505
Saccaro	24,150	59,349							83,499
Kass-Hout	17,250	79,766	5,250						102,266
Jimenez	24,150	75,186	17,096	7,500					123,932
Rott[6]	200,995		12,226					10,726	223,947

[a]   For Messrs. Arduini, Saccaro, Kass-Hout, and Jimenez, represents Company contributions for the 2024 plan year under the GE HealthCare Retirement Savings Plan ("RSP"), including matching contributions of up to 4% of eligible earnings, and automatic contributions of 3% of eligible earnings, up to limits imposed under IRS rules. Company contributions to the RSP for the 2024 plan year were deposited to accounts in 2024 and in January 2025. Mr. Rott is based outside the United States and is not eligible to participate in the RSP. For Mr. Rott, represents Company contributions for the 2024 plan year under the Valida Pension-Kassenvorsorge, the defined contribution retirement plan for employees in Austria, including contributions of 2.255% of earnings up to the assessment ceiling, 3.5% of earnings over the assessment ceiling but below €150,000, and 20% of earnings over €150,000.

[b]   Represents credits for the 2024 plan year under the Restoration Plan. For Messrs. Arduini, Saccaro, Kass-Hout, and Jimenez, represents credits of 7% of annual eligible earnings (including base salary and up to one-half of eligible bonus payments) in excess of $345,000, the IRS annual compensation limit for 2024. Mr. Rott is based outside the United States and is not eligible to participate in the Restoration Plan. Credits to the Restoration Plan for the 2024 plan year were posted to accounts in January 2025.

[c]   Includes expenses for the use of advisors for financial, estate, tax preparation and planning, and investment analysis and advice and reimbursed in 2024, including $45,000 in expenses Mr. Arduini incurred in 2024 which under our policy covers a rolling three-year period, and $2,096 in expenses incurred in 2023 and $15,000 in expenses incurred in 2024 for Mr. Jimenez.

[d]   Includes expenses for annual executive physical examinations and disclosed as reimbursed. Amount for Mr. Arduini was incurred in 2023 and reimbursed in 2024. Amounts for Mr. Jimenez was incurred and reimbursed in 2024.

[e]   Expenses for relocation are provided under a Company program. Costs shown for Mr. Arduini include movement of household goods from storage in 2024 after the sale of his residence in 2023.

[f]   Includes tax gross-ups and equalization benefits provided in connection with relocation benefits.

[g]   Represents the amount of Mr. Arduini's annual travel allowance used in 2024.

[h]   For Mr. Rott, this column includes the cost of a car lease under the terms of his employment agreement.

[6]   For Mr. Rott, all cash amounts were paid in Euros and converted for purposes of this disclosure at an exchange rate of $1.0820 per €1.00, the 2024 average noon buying rate certified for customs purposes by the U.S. Federal Reserve Bank of New York set forth in the H.10 statistical release of the Federal Reserve Board.

Grants of Plan-Based Awards Table

The following table shows annual Bonus Plan and PSU, RSU, and Option awards granted to our NEOs in 2024. Please refer to "Annual Bonus Plan" beginning on page 42 for a description of the Company's Bonus Plan and "Long-Term Incentive Program" beginning on page 44 for more information on each of the award types.

Name	Grant Date	Approval Date	Award Type	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)[3]	All Other Option Awards: Number of Securities Underlying Options (#)[4]	Exercise or Base Price of Option Awards ($/share)[5]	Grant Date Fair Value of Stock and Option Awards ($)[6]
				Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Arduini													
			Annual Bonus	975,000	1,950,000	3,900,000							
	2/23/2022	2/23/2022	New-Hire PSUs[7]				12,226	24,452	36,678				2,102,872
	3/1/2024	2/1/2024	Annual Options								103,527	92.72	3,374,980
	3/1/2024	2/1/2024	Annual RSUs							36,399			3,374,915
	3/1/2024	2/1/2024	Annual PSUs				36,400	72,799	145,598				7,111,006
Saccaro													
			Annual Bonus	437,500	875,000	1,750,000							
	3/1/2024	2/1/2024	Annual Options								29,141	92.72	949,997
	3/1/2024	2/1/2024	Annual RSUs							10,245			949,916
	3/1/2024	2/1/2024	Annual PSUs				10,246	20,491	40,982				2,001,561
Kass-Hout													
			Annual Bonus	450,000	900,000	1,800,000							
	3/1/2024	2/1/2024	Annual Options								28,374	92.72	924,992
	3/1/2024	2/1/2024	Annual RSUs							9,976			924,975
	3/1/2024	2/1/2024	Annual PSUs				9,976	19,952	39,904				1,948,911
Jimenez													
			Annual Bonus	437,500	875,000	1,750,000							
	3/1/2024	2/1/2024	Annual Options								26,840	92.72	874,984
	3/1/2024	2/1/2024	Annual RSUs							9,437			874,999
	3/1/2024	2/1/2024	Annual PSUs				9,437	18,874	37,748				1,843,612
Rott													
			Annual Bonus[8]	340,830	681,660	1,363,320							
	3/1/2024	2/1/2024	Annual Options								11,886	92.72	387,484
	3/1/2024	2/1/2024	Annual RSUs							4,179			387,477
	3/1/2024	2/1/2024	Annual PSUs				4,179	8,358	16,716				816,409
	8/15/2024	6/3/2024	Promotional Options								8,419	85.30	237,500
	8/15/2024	6/3/2024	Promotional RSUs							2,784			237,475
	8/15/2024	6/3/2024	Promotional PSUs				2,784	5,568	11,136				457,923

[1] Represents the potential payouts for each NEO for 2024 under the Bonus Plan, which is our annual incentive program designed to reward achievement of annual performance goals. The actual Bonus Plan payouts for our NEOs for 2024 are reported in the Summary Compensation Table in the Non-Equity Incentive Plan Compensation column. The performance metrics and methodology for calculating payouts are described under "Annual Bonus Plan" on page 42.

[2] Represents the potential number of PSUs that could be earned at the end of the three-year performance period from (i) annual PSUs granted on March 1, 2024 to all NEOs, (ii) promotional PSUs granted on August 15, 2024 to Mr. Rott, and (iii) the 2024 tranche of Mr. Arduini's 2022 New-Hire PSUs granted by GE in 2022 prior to our Spin-Off. The actual number of PSUs earned is based on achievement of performance metrics and the methodology for calculating payouts as described under "2024 PSUs" on page 45 for 2024 annual PSU awards (including Mr. Rott's promotional award) and under "Other LTI Awards" beginning on page 45 for Mr. Arduini's New-Hire PSU award. The number of shares that were possible to earn at the time of the grant ranged from 0% to 200% of the target number of PSUs for 2024 annual PSU awards (including Mr. Rott's promotional award) and 0% to 150% of the target number of PSUs for Mr. Arduini's New-Hire PSU award.

[3] Represents the number of RSUs granted under the LTI Program, and, for Mr. Rott, promotional RSUs awarded in connection with his promotion.

[4] Represents the number of Options granted under the LTI Program, and, for Mr. Rott, promotional Options awarded in connection with his promotion.

[5] The Option exercise price equals the closing price of GE HealthCare common stock on the grant date.

[6] The grant date fair value of awards granted in 2024 are calculated based on the probable outcome of the performance conditions for PSUs as of the grant date. Values are calculated in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures.

[7] Represents the 2024 tranche of the 2022 New Hire PSUs awarded by GE in 2022 prior to our Spin-Off. Under the applicable accounting principles, such awards are treated as granted as of March 21, 2024, when the applicable performance criteria were established.

[8] For Mr. Rott, the annual bonus was paid in Euros and converted for purposes of this disclosure at an exchange rate of $1.0820 per €1.00, the 2024 average noon buying rate certified for customs purposes by the U.S. Federal Reserve Bank of New York set forth in the H.10 statistical release of the Federal Reserve Board.

Outstanding Equity Awards at Fiscal Year-End Table

The following table shows the NEOs' outstanding stock and Option grants as of year-end. It includes unexercised Options (vested and unvested), RSUs, and PSUs for which vesting conditions were not yet satisfied as of December 31, 2024. The number of awards included in the following table reflects both the pre-Spin-Off equity awards granted by GE to our NEOs, as applicable, and the post-Spin-Off equity awards granted by GE HealthCare to our NEOs[1].

		Option Awards				Stock Awards				
Name of Executive	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value Of Unearned Shares, Units or Other Rights That Have Not Vested ($)[3]	Vesting Schedule[4]
Arduini										
	2/23/2022					67,487	5,276,134			100% in 2025
	3/1/2022	44,511	44,512	65.39	3/1/2032					50% in 2025 (50% vested in 2024)
	3/1/2022					10,198	797,280			50% in 2025 (50% vested in 2024)
	2/1/2023	0	188,127	70.01	2/1/2033					50% in 2025 and 2026
	2/1/2023					21,425	1,675,007			50% in 2025 and 2026
	3/1/2023	36,298	73,696	75.30	3/1/2033					33% in 2025 and 34% in 2026 (33% vested in 2024)
	3/1/2023					26,415	2,065,125			33% in 2025 and 34% in 2026 (33% vested in 2024)
	3/1/2023							78,851	6,164,571	100% in 2026 subject to performance
	3/1/2024	0	103,527	92.72	3/1/2034					33% in 2025, 33% in 2026, and 34% in 2027
	3/1/2024					36,399	2,845,674			33% in 2025, 33% in 2026, and 34% in 2027
	3/1/2024							72,799	5,691,426	100% in 2027 subject to performance
Saccaro										
	6/1/2023	0	54,472	79.83	6/1/2033					50% in 2025 and 2026
	6/1/2023					5,950	465,171			50% in 2025 and 2026
	6/1/2023					21,922	1,713,862			50% in 2025 (50% vested in 2024)
	6/1/2023	11,938	24,238	79.83	6/1/2033					33% in 2025 and 34% in 2026 (33% vested in 2024)
	6/1/2023					7,973	623,329			33% in 2025 and 34% in 2026 (33% vested in 2024)
	6/1/2023							23,800	1,860,684	100% in 2026 subject to performance
	3/1/2024	0	29,141	92.72	3/1/2034					33% in 2025, 33% in 2026, and 34% in 2027
	3/1/2024					10,245	800,954			33% in 2025, 33% in 2026, and 34% in 2027
	3/1/2024							20,491	1,601,986	100% in 2027 subject to performance

		Option Awards				Stock Awards				
Name of Executive	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value Of Unearned Shares, Units or Other Rights That Have Not Vested ($)[3]	Vesting Schedule[4]
Kass-Hout										
	2/1/2023	0	58,005	70.01	2/1/2033					50% in 2025 and 2026
	2/1/2023					6,606	516,457			50% in 2025 and 2026
	2/2/2023					24,770	1,936,519			50% in 2025 (50% vested in 2024)
	3/1/2023	11,309	22,962	75.30	3/1/2033					33% in 2025 and 34% in 2026 (33% vested in 2024)
	3/1/2023					8,231	643,500			33% in 2025 and 34% in 2026 (33% vested in 2024)
	3/1/2023							24,568	1,920,726	100% in 2026 subject to performance
	3/1/2024	0	28,374	92.72	3/1/2034					33% in 2025, 33% in 2026, and 34% in 2027
	3/1/2024					9,976	779,924			33% in 2025, 33% in 2026, and 34% in 2027
	3/1/2024							19,952	1,559,847	100% in 2027 subject to performance
Jimenez										
	3/1/2022					18,211	1,423,736			50% in 2025 (50% vested in 2024)
	3/1/2022					10,927	854,273			50% in 2025 (50% vested in 2024)
	2/1/2023	0	54,870	70.01	2/1/2033					50% in 2025 and 2026
	2/1/2023					6,249	488,547			50% in 2025 and 2026
	3/1/2023	10,698	21,721	75.30	3/1/2033					33% in 2025 and 34% in 2026 (33% vested in 2024)
	3/1/2023					7,786	608,709			33% in 2025 and 34% in 2026 (33% vested in 2024)
	3/1/2023							23,240	1,816,903	100% in 2026 subject to performance
	3/1/2024	0	26,840	92.72	3/1/2034					33% in 2025, 33% in 2026, and 34% in 2027
	3/1/2024					9,437	737,785			33% in 2025, 33% in 2026, and 34% in 2027
	3/1/2024							18,874	1,475,569	100% in 2027 subject to performance

Name of Executive	Grant Date	Option Awards				Stock Awards				Vesting Schedule[4]
		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value Of Unearned Shares, Units or Other Rights That Have Not Vested ($)[3]	
Rott										
	9/11/2015	735	0	135.92	9/11/2025					Fully Vested
	9/30/2016	552	0	161.30	9/30/2026					Fully Vested
	11/17/2017	919	0	99.21	11/17/2027					Fully Vested
	1/29/2018	13,773	0	88.67	1/29/2028					Fully Vested
	3/19/2018	2,296	0	76.66	3/19/2028					Fully Vested
	3/19/2018	1,639	0	76.66	3/19/2028					Fully Vested
	12/21/2018	13,275	0	40.40	12/21/2028					Fully Vested
	3/19/2019	3,727	0	57.74	3/19/2029					Fully Vested
	4/11/2019	1,614	0	51.67	4/11/2029					Fully Vested
	3/2/2020	7,214	0	63.51	3/2/2030					Fully Vested
	4/1/2021	8,536	0	75.24	4/1/2031					Fully Vested
	3/1/2022					2,914	227,817			50% in 2025 (50% vested in 2024)
	2/1/2023	0	19,596	70.01	2/1/2033					50% in 2025 and 2026
	2/1/2023					2,231	174,420			50% in 2025 and 2026
	3/1/2023	3,820	7,758	75.30	3/1/2033					33% in 2025 and 34% in 2026 (33% vested in 2024)
	3/1/2023					2,781	217,419			33% in 2025 and 34% in 2026 (33% vested in 2024)
	3/1/2023							8,300	648,894	100% in 2026 subject to performance
	3/1/2024	0	11,886	92.72	3/1/2034					33% in 2025, 33% in 2026, and 34% in 2027
	3/1/2024					4,179	326,714			33% in 2025, 33% in 2026, and 34% in 2027
	3/1/2024							8,358	653,428	100% in 2027 subject to performance
	8/15/2024	0	8,419	85.30	8/15/2034					33% in 2025, 33% in 2026, and 34% in 2027
	8/15/2024					2,784	217,653			33% in 2025, 33% in 2026, and 34% in 2027
	8/15/2024							5,568	435,306	100% in 2027 subject to performance

[1] Number of Outstanding Shares for awards granted prior to 2023 reflect the post-Spin-Off conversion ratio. The conversion ratio was equal to the closing share price of GE immediately prior to the Spin-Off on January 3, 2023 ($60.18), divided by the volume weighted average share price of GE HealthCare's stock on the first trading day following the Spin-Off, January 4, 2023, which resulted in an equity conversion ratio of 1.412087. Option exercise prices were also adjusted for the conversion ratio. No conversion was required for awards granted after the Spin-Off.

[2] The market value of RSUs is calculated by multiplying the closing price of GE HealthCare stock as of December 31, 2024 ($78.18) (the last trading day for the year) by the number of shares underlying each award. In February 2025, the Compensation Committee certified Mr. Arduini's 2022 New-Hire PSU performance as 92%; as a result, Mr. Arduini's 2022 New-Hire PSUs awards are equal to 67,487 and vested on March, 1, 2025.

[3] The market value of PSUs is calculated by multiplying the closing price of GE HealthCare stock as of December 31, 2024 ($78.18) (the last trading day for the year) by the number of shares underlying each award. With respect to the PSUs granted to NEOs on March 1, 2023, PSUs granted to Mr. Saccaro on June 1, 2023, PSUs granted to NEOs on March 1, 2024, and promotional PSUs granted to Mr. Rott on August 15, 2024, this value assumes satisfaction of the target-level payout based on Company performance through December 31, 2024 which has exceeded the threshold level of performance. Final payouts will be based on certified performance for the full three-year performance period in the first quarter following the end of the performance period.

[4] Annual Options and RSUs granted since our Spin-Off vest over three and one-half years in three substantially equal installments on the 18-month, 30-month, and 42-month anniversary of the grant date. Mr. Rott's promotional Options and RSUs granted on August 15, 2024 will vest in three substantially equal installments on September 1, 2025, September 1, 2026, and September 1, 2027, and one third of Mr. Saccaro's annual Options and RSUs granted in 2023 vested on September 1, 2024, and the remaining Options and RSUs will vest in two substantially equal installments on September 1, 2025 and September 1, 2026, in each case, subject to the NEO's continued employment through each such vesting date (with exceptions for certain termination events). For the Founders Options and RSUs, 50% vested on February 1, 2025 and 50% will vest on February 1, 2026, subject to the NEO's continued employment through each such vesting date (with exceptions for certain termination events). For the new-hire RSUs granted to Messrs. Saccaro and Kass-Hout, 50% vested on the first anniversary of the grant date and the remaining 50% will vest on the second anniversary of the grant date, subject to their continued employment through each such vesting date (with exceptions for certain termination events). PSUs vest after the end of the three-year performance period, contingent upon satisfaction of the performance criteria, and subject to the NEO's continued employment through such vesting date (with exceptions for certain termination events). Annual Options and RSUs granted prior to our Spin-Off generally vest over two or three years (with exceptions for certain termination events).

Option Exercises and Stock Vested Table

The following table shows the number of shares the NEOs acquired and the values they realized upon exercising Options and/or the vesting of RSUs and PSUs during 2024. During the year, all NEOs had RSUs that vested. Only Mr. Rott earned PSUs and exercised Options. Values are shown before payment of any applicable withholding taxes or brokerage commissions.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Arduini	0	0	23,207	2,034,290
Saccaro	0	0	25,848	2,042,926
Kass-Hout	0	0	28,822	2,185,351
Jimenez	0	0	32,970	2,984,734
Rott	13,275	627,244	15,412	1,371,786

Deferred Compensation

We offer certain nonqualified deferred compensation programs and arrangements to executives. The description below is for the plan for which our NEOs were eligible during 2024.

GE HealthCare Restoration Plan

Eligibility. U.S. employees who became U.S. executives on or after January 1, 2021 (including Messrs. Arduini, Saccaro, Kass-Hout, and Jimenez) accrue benefits under the Restoration Plan. Mr. Rott is not eligible to participate in the Restoration Plan since he is based outside the United States. Executives are not permitted to make contributions under the Restoration Plan.

Benefit Formula. Restoration Plan participants are credited with 7% of their annual eligible earnings, which include base salary and up to one-half of eligible bonus payments, which exceed the IRS-prescribed limit applicable to tax-qualified plans ($345,000 for 2024).

Earnings and Vesting. The annual credits are notionally invested as elected by the participant in notional investment options that mirror the investment options available under the broad-based tax-qualified RSP. Participants may change their election up to twelve times per quarter. Earnings are currently credited daily. Participants generally vest in Restoration Plan accounts after 3 years of service.

Time and Form of Payment. Vested amounts under the Restoration Plan are paid in a lump sum, generally in July of the year following the year of the participant's separation from service.

Nonqualified Deferred Compensation Table

The table below shows amounts credited to the NEOs' accounts under the GE HealthCare Restoration Plan and plan balances as of December 31, 2024.

	Executive Contributions in 2024[1] ($)	GE HealthCare Credits in 2024[2] ($)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)[3]
Arduini	0	151,753	19,457	0	349,705
Saccaro	0	59,349	1,553	0	72,321
Kass-Hout	0	79,766	4,743	0	122,759
Jimenez	0	75,186	18,366	0	183,456
Rott	0	0	0	0	0

[1] Executives are not permitted to make contributions to the Restoration Plan.

[2] Credits under the Restoration Plan were accrued on December 15, 2024 and credited to our NEOs' accounts in the Restoration Plan in January 2025. These amounts are reported as compensation in the Summary Compensation Table above.

[3] Represents the aggregate balance at December 31, 2023, as reported in our 2024 proxy with 2024 GE HealthCare credits, aggregate earnings, and aggregate withdrawals/distributions.

Pension Benefits

We provide retirement benefits to certain eligible employees based in the U.S. The GE HealthCare Pension Plan ("U.S. Pension Plan") is a funded, tax-qualified plan. We maintain the GE Healthcare Pension Plan in Germany (GE Vorsorge Plan / "German Pension Plan") for Germany-based employees, as described below.

U.S. Pension Plan

Eligibility and Vesting. The U.S. Pension Plan is a broad-based retirement program for U.S.-based employees which is a mirror of the GE Pension Plan for our eligible employees and former employees that has been closed to new participants since 2012 (2011 for salaried new hires). U.S.-based employees who began working at GE or GE HealthCare after the predecessor to the U.S. Pension Plan was closed, including Messrs. Saccaro, Kass-Hout, and Jimenez, are not eligible to participate in the U.S. Pension Plan. Those employees who are eligible generally vest after five years of qualifying service. The U.S. Pension Plan also required employee contributions, which vest immediately. Effective January 1, 2021, salaried participants stopped accruing benefits (and making contributions) under the predecessor to the U.S. Pension Plan.

Benefit Formula. Mr. Arduini's benefits are based primarily on a formula that takes into account his earnings for each fiscal year (before the stoppage of accruals) during which he was employed by GE. Since 1989, this formula has provided an annual benefit accrual equal to 1.45% of earnings for the year up to covered compensation and 1.9% of his earnings for the year in excess of covered compensation. The maximum incremental annual benefit an executive could have earned for service in 2023 and 2024 was $0 due to the stoppage of accruals.

Time and Form of Payment. The accumulated benefit is payable after retirement on a monthly basis for life with a guaranteed minimum benefit of five years. The normal retirement age as defined in this plan is 65; however, employees who began working at GE prior to 2005, including Mr. Arduini, may retire at age 60 without any reduction in benefits. The U.S. Pension Plan provides for Social Security supplements if the participant retires directly from active service prior to age 64 and spousal joint and survivor annuity options.

Tax Code Limits on Benefits. The tax code limits the benefits payable under the U.S. Pension Plan. For 2024, the maximum single life annuity an executive could have received under these limits was $275,000 per year. This ceiling is actuarially adjusted in accordance with IRS rules to reflect employee contributions, actual forms of distribution, and actual retirement dates.

German Pension Plan

Eligibility and Vesting. The German Pension Plan is a broad-based retirement program for employees based in Germany that is open to new participants. Several older plans, including Mr. Rott's prior plan (Pension Plan of 1 January 2006) were converted into the German Pension Plan. Eligible participants in the German Pension Plan vest after at least three years of pensionable service and age 21.

Benefit Formula. Mr. Rott's benefits are based primarily on a formula that takes into account his earnings for each calendar year during which he was employed by GE in Germany. Since 2015 there are two compensation limits in the formula: the contribution ceiling (BBG) in the German national pension insurance and a limit of approximately 1.5 x BBG. The annual contributions are 2% of salary below BBG, plus 8% of salary between BBG and the limit, plus 14% of salary above the limit. Pensionable salary is the annual gross base salary. Contributions accrue interest of 3% per year.

Time and Form of Payment. At the member's choice, the accumulated benefit could be paid after retirement as either a lump sum, ten annual installments, or a monthly payment for life with no guaranteed period. The normal retirement age under the German Pension Plan is the individual's retirement age under the German national pension insurance. For Mr. Rott, the earliest retirement age is 63, however, the benefit for employees who retire between the ages of 63 and 67 is increased with interest. The German Pension Plan provides spousal joint and survivor annuity options, but not social security supplements.

Tax Code Limits on Benefits. The benefits payable under the German Pension Plan, which is a direct pension promise, are not limited due to the tax code.

Pension Benefits Table

The table below shows the present value of the accumulated benefit as of December 31, 2024 for the NEOs under the U.S. Pension Plan (Mr. Arduini) and the German Pension Plan (Mr. Rott), as calculated based on the assumptions described below. Although the SEC rules require us to show this present value, the NEOs are not entitled to receive these amounts in a lump sum. None of the NEOs received a payment under either plan in 2024.

Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit[1] ($)	Payment During Last Fiscal Year ($)
Arduini[2][3]	15	512,630	0
Saccaro	N/A	N/A	N/A
Kass-Hout	N/A	N/A	N/A
Jimenez	N/A	N/A	N/A
Rott[2][4]	9.7	671,976	0

[1]   The accumulated benefit is based on years of service and earnings (base salary and bonus) considered by the plans for the period through December 31, 2024. It also includes the value of contributions made by the NEOs throughout their careers. For purposes of calculating the present value, it is assumed that the NEOs will remain in service until the age at which they may retire without any reduction in benefits. For Mr. Arduini, this is age 60 under the U.S. Pension Plan. For Mr. Rott, this is age 63 under the Germany Pension Plan. It is also assumed that benefits are payable under the available forms of annuity. The assumptions for U.S. beneficiaries are consistent with the assumptions for the U.S. Pension Plan, including the statutory discount rate assumption of 5.67%, and the postretirement mortality assumption used for present value calculations is the Pri-2012 Healthy Retiree mortality table projected to 2016, adjusted for experience and factoring in projected generational improvements. For Mr. Rott, the assumptions are at a discount rate of 3.53% and a postretirement mortality assumption based upon the Heubeck 2018 G standard generational tables. For Mr. Rott, the present value of accumulated benefit is valued in Euros and converted for purposes of this disclosure at an exchange rate of $1.0820 per €1.00, the 2024 average noon buying rate certified for customs purposes by the U.S. Federal Reserve Bank of New York set forth in the H.10 statistical release of the Federal Reserve Board.

[2]   For Mr. Arduini, there is no service cost under the GE HealthCare Pension Plan since the accruals have stopped. For Mr. Rott, there is no service cost under the German Pension Plan since his relocation from Germany to Austria on April 1, 2021.

[3]   Mr. Arduini's pension benefits reflect his accrued benefits from his prior tenure with GE. Mr. Arduini's credited service is limited to 15 years under the U.S. Pension Plan, from his prior tenure with GE before future accruals stopped effective January 1, 2021.

[4]   Mr. Rott's pensionable service is limited to 9.7 years under the German Pension Plan when he relocated from Germany to Austria and stopped accruing additional pension benefits effective April 1, 2021.

Potential Payments Upon Termination or Change in Control

As described in "Severance and Change in Control Arrangements" beginning on page 53, the Executive Severance Plan provides for benefits in the event of certain qualifying terminations of employment.

Potential Termination Payments. Below we describe and quantify certain compensation that would have been payable under existing compensation plans and arrangements had any of our NEO's employment terminated on December 31, 2024. For this hypothetical calculation, we have used each NEO's compensation and service levels as December 31, 2024, and, where applicable, GE HealthCare's closing stock price on December 31, 2024. For the equity calculations, we show the intrinsic value of equity awards that would have vested or become exercisable under each termination scenario below as of December 31, 2024. Intrinsic value is based upon the Company's stock price (minus the exercise price in the case of Options, with negative values for out-of-the-money Options shown as zero). Amounts shown assume the achievement of all applicable performance objectives at the target level. Our NEOs generally are not entitled to benefits if they leave voluntarily or are terminated for cause. Since many factors (e.g., the time of year when the event occurs, GE HealthCare's stock price, NEO's age, etc.) could affect the nature and amount of benefits NEOs could potentially receive, amounts paid or distributed upon a future termination may differ from those shown in the tables below. The amounts described below are in addition to benefits generally available to salaried employees, such as distributions available under defined contribution retirement programs and distributions under the Austria Severance Fund for Mr. Rott.

	Upon Death	Upon Disability	Upon Retirement[1]	Transfer of Business to Successor Employer	Upon Involuntary Termination	In connection with Change in Control
Severance	None	None	None	None	Lump sum cash severance payment equal to the sum of base salary and target annual bonus multiplied by 2.0 for the CEO and multiplied by 1.0 for Leadership Team members in the event of a position elimination, termination without cause or termination for good reason	Lump sum cash severance payment equal to the sum of base salary and target annual bonus multiplied by 2.99 for the CEO and multiplied by 2.0 for Leadership Team members in the event of a position elimination, termination without cause, or termination for good reason within 24 months of a change in control
Annual Bonus	Prorated for the year subject to Company performance, so long as actively employed for a minimum of 90 days during the Plan Year	May be prorated for the year subject to Company performance, so long as actively employed for a minimum of 90 days during the Plan Year	Prorated for the year subject to Company performance, so long as actively employed for a minimum of 90 days during the Plan Year	None	Prorated for the year subject to Company performance, so long as actively employed for a minimum of 90 days during the Plan Year in the event of a position elimination	Prorated for the year subject to Company performance, so long as actively employed for a minimum of 90 days during the Plan Year in the event of a position elimination

	Upon Death	Upon Disability	Upon Retirement[1]	Transfer of Business to Successor Employer	Upon Involuntary Termination	In connection with Change in Control
Annual RSU and PSU grants **Mr. Kass-Hout's New-Hire RSUs** **Mr. Rott's Promotional RSUs and PSUs**	Awards vest immediately; PSUs would remain subject to the achievement of the performance objectives	Awards vest immediately; PSUs would remain subject to the achievement of the performance objectives	Awards held for at least one year would generally vest as of the later of the first anniversary of the Grant Date or the date on which requirements for Retirement are first met. PSUs would remain subject to the achievement of the performance objectives	RSUs awards vest immediately; unvested PSUs are forfeited	Unvested awards are forfeited	Unvested awards are forfeited
Annual Option Grants **Mr. Rott's Promotional Options**	Options vest and become exercisable immediately; and all vested Options remain exercisable until the Option Expiration Date[2]	Options vest and become exercisable immediately; and all vested Options remain exercisable until the Option Expiration Date[2]	Options held for at least one year would generally vest as of the later of the first anniversary of the Grant Date or the date on which requirements for Retirement are first met; and all vested Options remain exercisable until the Option Expiration Date[2,3]	Options vest and become exercisable immediately, and all vested Options remain exercisable only until the earlier of 90 days after such termination or the original Option Expiration Date[2,3,4,5]	Unvested Options are forfeited, and all vested Options generally remain exercisable only until the earlier of 90 days after such termination or the original Option Expiration Date[2,3,5]	Unvested Options are forfeited, and all vested Option generally remain exercisable only until the earlier of 90 days after such termination or the original Option Expiration Date[2,3,5]
Founders RSUs **Mr. Saccaro's New-Hire RSUs**	Awards vest immediately	Awards vest immediately	Unvested awards are forfeited	Awards vest immediately	Unvested awards are forfeited	Unvested awards are forfeited
Founders Options	Options vest and become exercisable immediately, and all vested Options remain exercisable until the Option Expiration Date	Options vest and become exercisable immediately, and all vested Options remain exercisable until the Option Expiration Date	Unvested Options are forfeited and vested Options remain exercisable only until the earlier of 90 days after retirement and the original Option Expiration Date	Options vest and become exercisable immediately, and all vested Options remain exercisable only until the earlier of 90 days after such termination or the original Option Expiration Date	Unvested Options are forfeited, and all vested Options remain exercisable only until the earlier of 90 days after such termination or the original Option Expiration Date	Unvested Options are forfeited, and all vested Options remain exercisable only until the earlier of 90 days after such termination or the original Option Expiration Date
Mr. Arduini's New-Hire PSUs	Awards vest immediately based on the average of target performance for uncompleted years of the performance period and actual performance for any completed years of the performance period	Awards vest immediately based on the average of target performance for uncompleted years of the performance period and actual performance for any completed years of the performance period	Unvested awards are forfeited	Awards vest immediately based on the average of target performance for uncompleted years of the performance period and actual performance for any completed years of the performance period	Awards vest immediately based on the average of target performance for uncompleted years of the performance period and actual performance for any completed years of the performance period in the event of a termination without cause or termination for good reason	None

	Upon Death	Upon Disability	Upon Retirement[1]	Transfer of Business to Successor Employer	Upon Involuntary Termination	In connection with Change in Control
Health Care	None	None	None	None	Executive can continue participation in the Company's health and welfare benefit plans in which he was enrolled immediately prior such termination to the extent permitted by law and plan terms. Continued participation for the CEO is 24 months and for the other Leadership Team members is 12 months.	Executive can continue participation in the Company's health and welfare benefit plans in which he was enrolled immediately prior such termination to the extent permitted by law and plan terms. Continued participation for the CEO is 36 months and for the other Leadership Team members is 24 months.
Outplacement	None	None	None	None	Eligible for outplacement services subject to the Executive enrolling within 30 days following such termination. The CEO is eligible for 24 months of outplacement services and the other Leadership Team members are eligible for 12 months.	Eligible for outplacement services subject to the Executive enrolling within 30 days following such termination. The CEO is eligible for 36 months of outplacement services and the other Leadership Team members are eligible for 24 months.

[1] For equity awards granted after our Spin-Off, retirement is defined as attainment of age 65, age 60 and completion of at least 5 years of continuous employment, or age 55 and completion of at least 10 years of continuous employment. Continuous employment includes grantees' most recent employment with General Electric Company ending on the Spin-Off. For equity awards granted prior to our Spin-Off, retirement is defined as attainment of age 60 and completion of at least 5 years of continuous employment. For Annual Bonus, retirement is defined as attainment of age 60 and completion of at least 5 years of continuous employment, or age 55 and completion of at least 10 years of continuous employment. No NEOs were retirement eligible on December 31, 204.

[2] For Mr. Rott's outstanding Options granted on December 21, 2018, unexercised Options, whether or not exercisable on the date of termination are forfeited.

[3] For Mr. Rott's outstanding Options granted on April 11, 2019, unexercised Options, whether or not exercisable on the date of termination are forfeited.

[4] For Mr. Rott's outstanding Options granted between 2015-2019, Options vest and become exercisable immediately, and all vested Options remain exercisable until the earlier of 5 years after such termination or the original Option Expiration Date.

[5] For Mr. Rott's outstanding Options granted in 2020, Options vest and become exercisable immediately, and all vested Options remain exercisable until the earlier of 6 months after such termination or the original Option Expiration Date.

		Upon Death	Upon Disability	Upon Retirement	Transfer of Business to Successor Employer	Upon Involuntary Termination	Upon Change in Control
Arduini							
	Severance	0	0	0	0	6,500,000	9,717,500
	Annual Bonus	1,950,000	1,950,000	N/A	0	1,950,000	1,950,000
	RSUs and PSUs	17,564,075	17,564,075	N/A	5,708,078	0	0
	Options	781,553	781,553	N/A	781,553	0	0
	Founders RSUs	1,675,007	1,675,007	N/A	1,675,007	0	0
	Founders Options	1,536,998	1,536,998	N/A	1,536,998	0	0
	New-Hire PSUs	5,276,134	5,276,134	N/A	5,276,134	5,276,134	0
	Health Care Benefits	0	0	0	0	28,612	42,918
	Outplacement	0	0	0	0	8,968	13,452
Saccaro							
	Severance	0	0	0	0	1,750,000	3,500,000
	Annual Bonus	875,000	875,000	N/A	0	875,000	875,000
	RSUs and PSUs	4,886,954	4,886,954	N/A	1,424,283	0	0
	Options	0	0	N/A	0	0	0
	Founders RSUs[1]	2,179,033	2,179,033	N/A	2,179,033	0	0
	Founders Options	0	0	N/A	0	0	0
	Health Care Benefits	0	0	0	0	13,927	27,855
	Outplacement	0	0	0	0	4,484	8,968
Kass-Hout							
	Severance	0	0	0	0	1,800,000	3,600,000
	Annual Bonus	900,000	900,000	N/A	0	900,000	900,000
	RSUs and PSUs[2]	6,840,515	6,840,515	N/A	3,359,942	0	0
	Options	66,131	66,131	N/A	66,131	0	0
	Founders RSUs	516,457	516,457	N/A	516,457	0	0
	Founders Options	473,901	473,901	N/A	473,901	0	0
	Health Care Benefits	0	0	0	0	13,927	27,855
	Outplacement	0	0	0	0	4,484	8,968
Jimenez							
	Severance	0	0	0	0	1,750,000	3,500,000
	Annual Bonus	875,000	875,000	N/A	0	875,000	875,000
	RSUs and PSUs	6,916,976	6,916,976	N/A	3,624,503	0	0
	Options	62,556	62,556	N/A	62,556	0	0
	Founders RSUs	488,547	488,547	N/A	488,547	0	0
	Founders Options	448,288	448,288	N/A	448,288	0	0
	Health Care Benefits	0	0	0	0	14,306	28,612
	Outplacement	0	0	0	0	4,484	8,968
Rott							
	Severance[3]	0	0	0	0	1,363,320	2,726,640
	Annual Bonus[3]	681,660	681,660	N/A	0	681,660	681,660
	RSUs and PSUs[4]	2,727,231	2,727,231	N/A	989,602	0	0
	Options[4]	22,343	22,343	N/A	22,343	0	0
	Founders RSUs	174,420	174,420	N/A	174,420	0	0
	Founders Options	160,099	160,099	N/A	160,099	0	0
	Health Care Benefits	0	0	0	0	0	0
	Outplacement[3]	0	0	0	0	5,410	10,820

[1] Inclusive of Mr. Saccaro's New-Hire RSUs.
[2] Inclusive of Mr. Kass-Hout's New-Hire RSUs.
[3] Amounts paid in Euros and converted for this table at an exchange rate of $1.0820 per €1.00, the 2024 average noon buying rate certified for customs purposes by the U.S. Federal Reserve Bank of New York set forth in the H.10 statistical release of the Federal Reserve Board.
[4] Inclusive of Mr. Rott's annual and promotional equity awards.

Pension Benefits. "Pension Benefits" beginning on page 63 describes the general terms of each pension plan in which our NEOs participate, the years of credited service, and the present value of their accumulated pension benefit (assuming payment begins at age 60 or 63, as noted above). The table below shows the pension benefits that would have become payable if the NEO had died, become disabled, voluntarily terminated their employment, or retired as of December 31, 2024.

In the event of death before retirement, because Mr. Arduini has more than 15 years of service accrued during his prior tenure with GE, his surviving spouse may receive either an annuity, as if he had retired and elected the spousal 50% joint and survivor annuity option prior to death, or an immediate lump-sum payment based on five years of pension distributions, in each case based upon the accrued benefit. Mr. Rott is a terminated vested participant in the Germany Pension plan, if he passes away before age 60, his surviving spouse may choose to receive either a lump sum or 60% of the annuity, as if he had become disabled at the time of death.

In the event a disability occurs before retirement, Messrs. Arduini and Rott could receive an annuity payment of accrued benefits under their respective plans.

Potential Termination Payments Table (Pension Benefits)

Name	Lump Sum Upon Death ($)	Annual Benefit Upon Death ($)	Annual Benefit Upon Disability ($)	Annual Benefit Upon Voluntary Termination ($)	Annual Benefit Upon Retirement ($)
Arduini	N/A	17,805	38,634	35,610	35,610
Saccaro	N/A	N/A	N/A	N/A	N/A
Kass-Hout	N/A	N/A	N/A	N/A	N/A
Jimenez	N/A	N/A	N/A	N/A	N/A
Rott[1]	N/A	12,975	21,626	18,890	N/A

[1] Benefits paid in Euros and converted for this table at an exchange rate of $1.0820 per €1.00, the 2024 average noon buying rate certified for customs purposes by the U.S. Federal Reserve Bank of New York set forth in the H.10 statistical release of the Federal Reserve Board.

Lump Sum Upon Death. Messrs. Arduini and Rott are not eligible for a lump sum payment.

Annual Benefits Upon Death. For Messrs. Arduini and Rott, the annual amounts are payable for the life of the surviving spouse under their respective plans.

Annual Benefits Upon Disability. For Mr. Arduini, the annual amount includes the 50% joint and survivor annuity under his plan. For Mr. Rott, the annual amount represents the 60% joint and survivor annuity under his plan.

Annual Benefits Upon Voluntary Termination. Mr. Arduini is over age 60 and eligible to commence upon termination with the annual amount shown, which includes the 50% joint and survivor annuity. For Mr. Rott, the annual amount represents equivalent single life annuity of his notional account payable at age 63.

Annual Benefits Upon Retirement. Mr. Arduini is over age 60 and eligible to retire with the annual amount shown, which includes the 50% joint and survivor annuity. For Mr. Rott, he is not eligible to retire until age 63.

Deferred Compensation. The NEOs are entitled to receive the vested amount in their Restoration Plan account in the event of a termination of employment. Between the termination event and the date that distributions are made, these accounts would continue to be adjusted to reflect hypothetical investment gains and losses. Therefore, amounts received by NEOs would differ from those shown in the "Nonqualified Deferred Compensation Table" on page 63. Vested amounts under the Restoration Plan are paid in a lump sum, generally in July of the year following the year of the participant's separation from service after execution of a release.

Other Compensation Disclosures

2024 CEO Pay Ratio

As required under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 ("Dodd-Frank Act") and Item 402(u) of Regulation S-K ("Item 402(u)"), below is information about the relationship of the annual total compensation of the individual identified in accordance with the process outlined below as our median paid employee excluding our CEO (the "Median Employee") and the annual total compensation of our CEO, Mr. Arduini.

Pay Ratio. Our Median Employee earned $73,078 in total compensation for 2024. The total 2024 compensation for Mr. Arduini as reported in the "Summary Compensation Table" beginning on page 56 was $19,487,880. Based upon total compensation for 2024, the ratio of the annual total compensation of our CEO to the annual total compensation of our Median Employee was calculated to be approximately 267 to 1.

How we Identified the Median Employee. In accordance with Item 402(u) of Regulation S-K, we began with a decision to use the same median employee included in our last proxy statement because there has been no material change in our employee population or employee compensation arrangements that we believe would significantly impact the pay ratio disclosure. To identify our median employee, we started with our global employment records as of December 1, 2023, and determined we employed 53,401 full-time, part-time, temporary, and seasonal employees (excluding the CEO) ("Global Employees") as of that date, including 16,771 in the U.S., and 36,630 outside of the U.S.

Under the de minimis exemption rule of Item 402(u), we excluded 1,836, or approximately 3.4% of our Global Employees from 34 countries[1], resulting in a total of 51,565 Global Employees used to identify our median employee. All employees in these 34 countries were excluded.

We then used the consistently applied compensation measure of annual base salary plus target bonus, each prorated to reflect time employed in 2023, to calculate compensation across the remaining Global Employee population to identify the median employee. We believe this compensation measure reasonably reflects the annual compensation of our Global Employees. Base salary and target bonuses were not annualized for any employees, and all currencies were converted to U.S. dollars using applicable conversion rates consistent with our accounting practices.

How we Calculated the CEO Pay Ratio. The Median Employee's 2024 annual total compensation was calculated using the Summary Compensation Table methodology for calculating total compensation under Item 402(c)(2)(x) of Regulation S-K and compared with total compensation of Mr. Arduini, as detailed in the Summary Compensation Table above, to arrive at the CEO pay ratio.

[1]   The following countries and corresponding number of employees were excluded from our pay ratio calculation: Mozambique (1), Luxembourg (2), Ukraine (3), Estonia (4), Slovakia (4), Pakistan (5), Nepal (6), Iraq (9), Serbia (9), Côte d'Ivoire (14), Bulgaria (17), Jordan (20), Morocco (21), Peru (26), Czechia (28), Kazakhstan (35), New Zealand (39), Bangladesh (40), Tunisia (48), Kenya (58), Nigeria (61), Philippines (69), Chile (70), Malaysia (86), Vietnam (86), Portugal (88), Romania (96), Argentina (109), Thailand (117), Belgium (118), South Africa (118), Switzerland (132), Algeria (141), Greece (156).

Pay Versus Performance

As required under Section 953(a) of the Dodd-Frank Act, and in accordance with Item 402(v) of Regulation S-K, we are providing the following information about the relationship between compensation actually paid to our company's principal executive officer ("PEO") and the other NEOs and Company performance. In this section we refer to compensation actually paid ("CAP") and other terms used in the applicable SEC rules; the calculations and analysis below presented below in accordance with those rules do not necessarily reflect our approach to aligning executive compensation with performance.

Year	Summary Compensation Table Total for PEO ($)	Compensation Actually Paid to PEO[1] ($)	Average Summary Compensation Table Total for Non-PEO NEOs[2] ($)	Average Compensation Actually Paid to Non-PEO NEOs[1] ($)	Value of Initial Fixed $100 Investment Based on: Company Total Shareholder Return[3]	Value of Initial Fixed $100 Investment Based on: Peer Group Total Shareholder Return[4]	Net Income[5] ($ in thousands)	Company Selected Performance Measure - Organic Revenue Growth*[6]
2024	19,487,880	13,412,402	5,179,586	4,407,205	129.59	113.61	2,050,000	1%
2023	24,510,947	29,849,747	9,126,538	8,514,116	127.98	100.66	1,614,000	8%
2022[7]	10,497,102	7,343,420	4,705,283	2,963,509	N/A	N/A	1,967,000	7%

[1] CAP to our PEO and the average CAP to our non-PEO NEOs reflect adjustments from total compensation reported in the Summary Compensation Table ("SCT"). The assumptions used to calculate the values for RSUs, PSUs, and Options included in the calculation of CAP did not differ materially from those used to calculate the grant date fair value for such awards. A Monte Carlo simulation model was used to calculate the fair value for PSUs as of the applicable year-end measurement date. A Black-Scholes value was used for Options as of the applicable year-end or vesting date(s), determined using the same methodology used to determine grant date fair value, except that (1) the closing stock price on the applicable reevaluation date was used as the current market price and (2) a reduced expected life was used, given applicable time lapse since grant date. The calculation of CAP for the PEO and Non-PEO NEOs for 2024 is shown in the table below:

Compensation Actually Paid	2024 PEO ($)	2024 Average Non-PEO ($)
SCT Total	19,487,880	5,179,586
Subtract, value of all stock awards and stock options reported in SCT	15,963,773	3,454,554
Add, year-end value of all equity awards granted in the fiscal year that were unvested and outstanding at year-end	10,179,595	2,568,840
Add, change in fair value from prior year-end to current year-end of all prior-year equity awards that were outstanding and unvested at year-end	(1,241,462)	(114,397)
Add, change in fair value (from prior year-end to vesting date) of prior-year equity awards that vested in fiscal year	950,162	227,730
Total Adjustments	(6,075,478)	(772,381)
Compensation Actually Paid	13,412,402	4,407,205

[2] The dollar amounts reported represent the average of amounts reported for our NEOs as a group (excluding our CEO) in the "Total" column of the SCT in each applicable year. The names of each of the NEOs included for these purposes in each applicable year are as follows: (1) for 2024, Messrs. Saccaro, Kass-Hout, Jimenez, and Rott, (2) for 2023, Messrs. Saccaro, Kass-Hout, Jimenez, Makela, and Zodl, and (3) for 2022, Messrs. Zodl, Jimenez, and Makela, and Ms. Larson.

[3] Reflects our TSR, assuming dividend reinvestment, from January 4, 2023, through December 31, 2024.

[4] The peer group used for this purpose is our Compensation Peer Group. See "Compensation Peer Group" on page 41 for more information.

[5] Reflects Net income as reported in each of our Annual Reports on Form 10-K for 2024, 2023, and 2022.

[6] For details on Organic revenue* for 2024, 2023, and 2022, see Item 7 in each of our Annual Reports on Form 10-K for 2024, 2023, and 2022.

[7] We became an independent, public company effective January 3, 2023, but were required to report pursuant to Section 13(a) or 15(d) of the Exchange Act effective as of December 8, 2022. Because we were a subsidiary of GE during 2022, CAP actually paid to our NEOs was largely driven by GE's stock price and did not bear a close relationship to our Net income or Organic revenue growth* for 2022. The Company did not have a TSR in 2022.

Three Most Important Measures for Linking NEO Pay to Company Performance

- Organic revenue growth*
- Adjusted EBIT*
- Free cash flow*

Organic revenue growth* is the most important measure to link CAP paid during 2024 to our performance, followed by Adjusted EBIT* and Free cash flow*. These three financial measures are intended to incentivize strong performance and are key drivers of long-term value creation.

Pay Versus Performance Relationship Disclosures

The charts below depict the relationships between (1) CAP to the PEO and Non-PEO NEOs and (2) Company TSR and Compensation Peer Group TSR, Net income, and Organic revenue growth* for fiscal years ended December 31, 2024, 2023 and 2022.

Compensation Actually Paid vs. Total Shareholder Return

Compensation Actually Paid vs. Net Income



Compensation Actually Paid vs. Organic Revenue Growth*



*   Non-GAAP financial measure. See the Appendix for additional information and definitions of these non-GAAP financial measures.

Equity Compensation Plan Information

The table below presents information regarding equity compensation plans under which our common stock may be issued to employees and non-employees as compensation as of December 31, 2024.

Plan Category	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights (in thousands)[1]	Weighted-average Exercise Price of Outstanding Options, Warrants and Rights ($)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (in thousands)[1]
Equity compensation plans approved by security holders[1]			
Options	4,246	81.62	
RSUs	2,860	—	
PSUs	778	—	
Total	9,938	—	36,177

[1] In connection with the Spin-Off, we adopted the GE HealthCare 2023 Long-Term Incentive Plan, the GE HealthCare Mirror 2022 Long-Term Incentive Plan, the GE HealthCare Mirror 2007 Long-Term Incentive Plan, and the GE HealthCare Mirror 1990 Long-Term Incentive Plan, which plans became effective as of the Spin-Off.

Independent Auditor

Management Proposal No. 3

Ratification of the Appointment of Deloitte & Touche LLP as Our Independent Auditor for the Fiscal Year Ending December 31, 2025

✓ **The Board recommends a vote FOR ratification of the Audit Committee's selection of Deloitte & Touche LLP as our independent auditor for the fiscal year ending December 31, 2025**

What are you voting on?

We are asking stockholders to ratify the selection of Deloitte as our independent auditor for the fiscal year ending December 31, 2025.

Why are we asking you to vote?

Although ratification is not required by our bylaws or otherwise, the Board is submitting the proposal as a matter of good corporate governance. If our stockholders fail to ratify the selection, it will be considered notice to the Board and the Audit Committee to consider whether to select a different firm. Even if the selection is ratified, the Audit Committee in its discretion may select a different independent auditor at any time during the year if it determines that such a change would be in the best interests of the Company and its stockholders.

Review and Engagement

The Audit Committee is responsible for the appointment, compensation (including advance approval of the audit fee), retention, and oversight of the independent auditor that audits our financial statements and our internal control over financial reporting. In accordance with its charter, the Audit Committee has selected Deloitte, an independent registered public accounting firm, to be our auditors for the fiscal year ending December 31, 2025. The Audit Committee believes that this selection is in the best interests of GE HealthCare and its stockholders and, therefore, recommends to stockholders that they ratify that appointment.

Prior to the selection of Deloitte as the Company's independent auditor, the Audit Committee considered many factors, including:

- Deloitte's capability and expertise in addressing and advising on the breadth and complexity of our global operations
- Deloitte's independence
- The appropriateness of Deloitte's fees for audit and non-audit services
- Deloitte's reputation for integrity and competence in the fields of accounting and auditing
- The level of service provided by the firm

A representative of Deloitte will be present at the Annual Meeting, will have the opportunity to make a statement if they desire to do so, and will be available to respond to appropriate stockholder questions.

Audit Committee Report

The following report of the Audit Committee shall not be deemed to be "soliciting material" nor shall such information be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, and shall not otherwise be deemed filed under these acts, except to the extent we specifically incorporate by reference into such filings.

The Audit Committee reflects the Board's commitment to active oversight throughout the organization. The Audit Committee met 10 times in 2024 to oversee the various matters under its remit, including:

- Financial performance and outlook
- Oversight of our external auditor
- Internal audit
- Pension

- Information technology and cybersecurity
- Compliance
- Litigation and investigations
- Treasury

Roles and Responsibilities: The Audit Committee, on behalf of the Board, oversees GE HealthCare's accounting and financial reporting processes, the integrity of the Company's financial statements, and the annual independent audit of the Company's financial statements. The Audit Committee oversees the independent auditors' qualifications and independence as well as the Internal Audit department, and, in consultation with the CFO, is directly responsible for oversight of the chief audit executive. In performing its oversight function, the Audit Committee relies, without independent verification, on the information provided to it and on representations made by management and the independent auditors. Management has the primary responsibility for establishing and maintaining adequate internal control over financial reporting, preparing the financial statements, and for the public reporting process. Our independent auditor, Deloitte, is responsible for expressing opinions on the conformity of the Company's audited financial statements, in all material respects, with generally accepted accounting principles and on the Company's internal control over financial reporting.

Required Disclosures and Discussions: In fulfilling its oversight responsibilities, the Audit Committee has reviewed and discussed with management and Deloitte the audited financial statements and management's assessment of the effectiveness of the Company's internal control over financial reporting and the independent registered public accounting firm's evaluation of the Company's internal control over financial reporting as of December 31, 2024. The Audit Committee has also discussed with Deloitte the matters that are required to be discussed under applicable Public Company Accounting Oversight Board ("PCAOB") and SEC requirements. Deloitte has provided to the Audit Committee the written disclosures and the PCAOB-required letter regarding its communications with the Audit Committee concerning independence, and the Audit Committee has discussed with Deloitte that firm's independence. The Audit Committee has also considered whether the provision of the services described on page 76 under the caption "Fees Paid to Deloitte" is compatible with maintaining the independence of the independent registered public accounting firm. The Audit Committee has concluded that Deloitte's provision of audit and non-audit services to GE HealthCare and its affiliates during 2024 was compatible with Deloitte's independence.

Audit Committee Recommends Including the Financial Statements in the Annual Report: Based on the review and discussions referred to above, the Audit Committee recommended to the Board that the audited financial statements for the year ended December 31, 2024 be included in our Annual Report on Form 10-K for 2024 for filing with the SEC. This report is provided by the following independent directors, who comprise the Audit Committee:

Lloyd W. Howell, Jr.
Catherine Lesjak
Anne T. Madden
William J. Stromberg
Phoebe L. Yang

Fees Paid to Independent Auditor

The Audit Committee oversees the audit and non-audit services provided by the independent auditor, participates in the pre-approval of fees with the independent auditor, reviews and approves the audit plan and associated fees, and receives periodic reports on the fees paid.

The Audit Committee may authorize Deloitte (along with other accounting firms) to provide non-audit services. Accordingly, the Audit Committee has established the following policies and processes related to non-audit services.

We Limit the Non-Audit Services that Deloitte can Provide

To minimize relationships that could appear to impair Deloitte's objectivity, the Audit Committee will only pre-approve permissible, selected types of non-audit services that Deloitte may provide to us (and that otherwise would be permissible under SEC rules). For more detail, see the Audit Committee charter.

We Have a Pre-Approval Process for Non-Audit Services

The Audit Committee has adopted policies and procedures for pre-approving all non-audit services that Deloitte provides to us. Specifically, the Audit Committee pre-approves the use of Deloitte for specific types of services within the categories of merger and acquisition services; employee benefit plan audits; agreed-upon procedures, accounting consultations, and internal control-related services; tax compliance and consultation services; certain business advisory services; and other permissible services. The Audit Committee sets a specific annual limit on the amount of non-audit services that the Company can obtain from Deloitte. It has also required management to obtain specific pre-approval from the Audit Committee for any single engagement over $500,000. The Audit Committee chair is authorized to pre-approve any audit or non-audit service on behalf of the Audit Committee and presents these decisions to the full committee at its next regularly scheduled meeting.

We Have Hiring Restrictions for Deloitte Employees

To avoid potential conflicts of interest, the Audit Committee has adopted practices regarding the hiring by the Company of any partner, director, manager, staff, advising member of the department of professional practice, reviewing actuary, reviewing tax professional, and any other persons having responsibility for providing audit assurance on any aspect of their audit of the Company's financial statements. These restrictions are contained in our Governance Principles.

Principal Accountant Fees and Services

Fees Paid to Deloitte

Deloitte audited our consolidated financial statements and our internal controls over financial reporting for the year ended December 31, 2024 and has been our independent auditor since 2022. Fees billed for professional services rendered by Deloitte for the fiscal years ended December 31, 2024 and December 31, 2023 were as set forth in the table below.

	2023	2024
	(In thousands)	
Audit Fees[1]	$19,574	$16,807
Audit-Related Fees[2]	1,291	1,309
Tax Fees[3]	42	25
All Other Fees[4]	10	7
Total	$20,917	$18,148

[1]   Audit Fees consists of fees for: (1) the audit of GE HealthCare's annual financial statements and internal controls over financial reporting, (2) the review of GE HealthCare's interim financial statements, and (3) the performance of audits in accordance with international statutory requirements.

[2]   Audit-Related Fees consists of fees billed for assurance and related services reasonably related to the performance of the audit or review of financial statements that are not reported under "Audit Fees" above, including: (1) comfort letters and consents related to SEC filings, (2) employee benefit plan audits, and (3) special attestation reports.

[3]   Tax Fees consists of fees billed for professional services for tax compliance, tax advice, and tax planning. These tax services include assistance regarding international tax compliance and transfer pricing studies.

[4]   All Other Fees consist of fees for products and services provided by Deloitte, other than the services reported under "Audit Fees," "Audit-Related Fees," or "Tax Fees" above.

Stockholder Proposal

Stockholder Ratification of Certain Termination Pay Arrangements

 **The Board recommends a vote AGAINST the proposal.**

Martin Harangozo has informed us that he intends to submit the proposal set forth below at the Annual Meeting of Stockholders. The proposal will be voted on at the Annual Meeting of Stockholders only if properly presented by or on behalf of the stockholder proponent. To obtain the address of the stockholder proponent, or its GE HealthCare stock holdings, email corporate.secretary@gehealthcare.com or write to Corporate Secretary, GE HealthCare, 500 West Monroe Street, Chicago, IL 60661, and you will receive this information promptly. In accordance with the applicable proxy regulations, the text of the stockholder proposal and supporting statement, for which we accept no responsibility, are set forth below:

Shareholders request that the Board adopt a policy to seek shareholder approval of senior managers' new or renewed pay package that provides for golden parachute payments with an estimated value exceeding 2.99 times the sum of the executive's base salary plus target short-term bonus. This proposal only applies to Named Executive Officers.

Golden parachute payments include cash, equity or other compensation that is paid out or vests due to a senior executive's termination for any reason. Payments include those provided under employment agreements, severance plans, and change-in-control clauses in long-term equity plans, but not life insurance, pension benefits, or deferred compensation earned and vested prior to termination. "Estimated total value" includes: lump-sum payments; payments offsetting tax liabilities; perquisites or benefits not vested under a plan generally available to management employees; post-employment consulting fees or office expense; and equity awards if vesting is accelerated, or a performance condition waived, due to termination. The Board shall retain the option to seek shareholder approval at an annual meeting after material terms are agreed upon. Generous performance-based pay can sometimes be justified but shareholder ratification of golden parachutes better aligns management pay with shareholder interests. This proposal is relevant even if there are current golden parachute limits. A limit on golden parachutes is like a speed limit. A speed limit by itself does not guarantee that the speed limit will never be exceeded. Like this proposal the rules associated with a speed limit provide consequences if the limit is exceeded. With this proposal the consequences are a non-binding shareholder vote is required for unreasonably high golden parachutes. This proposal places no limit on long-term equity pay or any other type pay. This proposal thus has no impact on the ability to attract executive talent or discourage the use of long-term equity pay because it places no limit on golden parachutes. It simply requires that extra-large golden parachutes be subject to a non-binding shareholder vote at a shareholder meeting already scheduled for other matters.

This proposal is relevant because there is not separate section for approving or rejecting golden parachutes. The topic of this proposal received and between 51% and 65% support at: FedEx Spirit AeroSystems Alaska Air Fiserv Please vote yes: Shareholder Opportunity to Vote on Excessive Golden Parachutes - Proposal 1.

The Board recommends a vote AGAINST the proposal.

The Board of Directors (the "Board") of GE HealthCare Technologies Inc. ("we," "our," the "Company," or "GE HealthCare") has considered this proposal and determined that the implementation of this policy is unnecessary and not in the best interests of GE HealthCare or our stockholders given the existing governance safeguards embedded in our executive compensation programs, including the Company's policy to seek non-binding stockholder ratification of cash severance payments in certain circumstances.

The proposal is unnecessary because GE HealthCare already has a cash severance policy.

The Board has adopted a cash severance policy whereby the Company will seek stockholder ratification, in a non-binding advisory vote, in connection with the establishment of any new or amendment of any existing employment agreement, severance agreement, or separation agreement with any of the Company's executive officers as defined under Rule 3b-7 of the Securities Exchange Act of 1934, as amended ("Executive Officers"), where the value of cash severance benefits (as defined in the policy) exceeds 2.99 times the sum of the Executive Officer's base salary plus target annual bonus (as defined in the policy).

The Board believes that this policy provides appropriate protection against excessive payouts, while providing the Talent, Culture, and Compensation Committee (the "Compensation Committee") with flexibility to tailor compensation arrangements, which may include severance provisions, allowing GE HealthCare to remain competitive in attracting and retaining highly qualified talent.

Stockholders have the opportunity to express views on GE HealthCare's compensation practices through our stockholder outreach and annual advisory vote on executive compensation.

The Board and the Company are committed to engaging with our stockholders in an ongoing, constructive dialogue around executive compensation and other important corporate governance matters. In the course of those conversations, our post-termination compensation policies have not been identified by stockholders as an area of concern. Stockholders have demonstrated strong support for our executive compensation programs in our first two say-on-pay votes, with 96.7% of votes cast in favor at our 2023 Annual Meeting of Stockholders and 92.6% of votes cast in favor at our 2024 Annual Meeting of Stockholders.

The proposal introduces additional restrictions that may hinder the Compensation Committee's ability to structure effective pay programs aligned with the Company's strategy.

The Board believes that its Compensation Committee, composed entirely of independent directors, is best suited to develop and design executive compensation programs to align executives' interests with those of stockholders in accordance with our core compensation principles, which are outlined on page 40 of this Proxy Statement. In the view of the Board, the Compensation Committee should retain the flexibility to evaluate and approve compensation arrangements. This is especially important in the context of operating as a multinational organization with executives situated across different geographies and subject to the often complex regulations of various jurisdictions. The proposal would introduce additional restrictions that may hinder the Compensation Committee's ability to independently and effectively make compensation decisions aligned with the Company's strategy.

The proposal conflicts with features of our Long-Term Incentive Plan ("LTIP"), which have been approved by our stockholders. The design of our LTIP is consistent with best market practices, including double trigger change-in-control vesting and no excise tax gross ups for all participants holding outstanding equity awards granted under the LTIP.

Our LTIP, including change-in-control features, was designed consistent with widely recognized best market practices including double trigger change-in-control vesting and not providing gross ups for excise taxes. Both features help ensure that executives holding LTIP awards are treated fairly, thereby supporting talent retention and performance motivation objectives in the interest of stockholders.

The Board recommends a vote AGAINST the proposal.

The Board believes the concerns raised by the proponent are already and more appropriately addressed by our existing cash severance policy, which is more carefully tailored to the Company's needs and the interests of stockholders than the overly broad policy sought by this proposal. Given our pay practices and the strong governance safeguards already embedded in our executive compensation programs, the Board does not believe the proposed policy is in the interests of our stockholders.

Submitting 2026 Proposals

The table below summarizes the requirements for stockholders who wish to submit proposals, including director nominations, for the 2026 Annual Meeting of Stockholders. Stockholders are encouraged to consult SEC Rule 14a-8 or our bylaws, as applicable, to see all applicable requirements.

	Proposals for Inclusion in the 2026 Proxy Statement	Director Nominees for Inclusion in the 2026 Proxy Statement (Proxy Access)	Other Proposals/Nominees to be Presented at the 2026 Meeting
Type of Proposal	SEC rules permit stockholders to submit proposals for inclusion in our proxy statement by satisfying the requirements specified in SEC Rule 14a-8.	A stockholder (or a group of up to 20 stockholders) owning at least 3% of GE HealthCare stock for at least 3 years may submit director nominees (up to the greater of two or 20% of the Board) for inclusion in our proxy statement by satisfying the requirement specified in Article III, Section 3.5 of our bylaws[2].	Stockholders may present proposals or director nominations directly at the Annual Meeting of Stockholders (and not for inclusion in our proxy statement) by satisfying the requirements specified in Article II, Section 2.2 and Article III, Section 3.3 of our bylaws (which includes information required under Rule 14a-19)[2].
When Proposal must be Received by GE HealthCare	No later than close of business (5 p.m. Eastern Time) on December 11, 2025[1]	No earlier than November 11, 2025 and no later than close of business (5 p.m. Eastern Time) on December 11, 2025[3]	No earlier than January 28, 2026 and no later than close of business (5 p.m. Eastern Time) on February 27, 2026[3]
Where to Send	By Mail: GE HealthCare / Attn: Corporate Secretary / 500 West Monroe St. / Chicago, Illinois 60661 By Email: **corporate.secretary@gehealthcare.com**		
What to Include	The information required by SEC Rule 14a-8	The information required by our bylaws[2]	

[1] This date assumes that we do not change the date of our 2026 Annual Meeting of Stockholders by more than 30 days from the anniversary date of the Annual Meeting.

[2] Our bylaws are available in the Investors section of our website, investor.gehealthcare.com.

[3] These dates assume that we do not change the date of our 2026 Annual Meeting of Stockholders by more than 30 days before or 60 days after the anniversary date of the Annual Meeting.

Voting and Meeting Information

Voting Standards and Board Recommendations

The following summarizes the Board's voting recommendations for each proposal, the vote required for each proposal to pass, and the effect of abstentions and broker non-votes on each proposal.

Voting Item	Board Recommendation	Voting Standards	Treatment of Abstentions	Treatment of Broker Non-Votes
Election of Directors	For each director nominee	Majority of votes cast	Not counted as votes cast and therefore no effect	Not counted as votes cast and therefore no effect
Say-On-Pay	For	Affirmative vote of majority of the voting power of shares of stock present in person or represented by proxy and entitled to vote thereon	Same as vote against	Not counted as entitled to vote and therefore no effect
Ratification of Auditor	For	Affirmative vote of majority of the voting power of shares of stock present in person or represented by proxy and entitled to vote thereon	Same as vote against	Not applicable
Stockholder Proposal - Stockholder Ratification of Termination Pay	Against	Affirmative vote of majority of the voting power of shares of stock present in person or represented by proxy and entitled to vote thereon	Same as vote against	Not counted as entitled to vote and therefore no effect

We Have a Majority Voting Standard for Director Elections: Each director nominee who receives a majority of the votes cast will be elected, except in a contested election where director nominees are elected by a plurality of the votes cast. Any current director who does not meet this standard is subject to the Board's policy regarding resignations by directors who do not receive a majority of "For" votes, which is described in the Governance Principles. All other matters are approved if supported by the affirmative vote of a majority of the voting power of shares of stock present in person or represented by proxy and entitled to vote thereon.

Meeting Information

We have adopted a virtual format for the Annual Meeting to provide for a safe, consistent, and convenient experience for all stockholders.

How Do I Attend the Virtual Meeting? To participate in the meeting, you must have your 16-Digit Control Number that is shown on your Notice of Internet Availability of Proxy Materials ("Notice") or as provided via email from Broadridge, or if you received a printed copy of the proxy materials, on your proxy card or the voting instruction form that accompanied your proxy materials. If the Notice or voting instruction form that you received does not indicate that you may vote your shares through the **www.proxyvote.com** website, you should contact your bank, broker, or other nominee (preferably at least 5 days before the Annual Meeting) and obtain a "legal proxy" (which will contain a 16-digit control number that will allow you to attend, participate in, or vote at the meeting). You may access the Annual Meeting by visiting **www.virtualshareholdermeeting.com/GEHC2025**. If you encounter any difficulties accessing the virtual Annual Meeting during the check-in or meeting time, please call the technical support number that will be posted on the virtual Annual Meeting log-in page. Technical support will be available starting 15 minutes prior to the meeting.

Can I Ask a Question at the Virtual Annual Meeting? Stockholders of record will be able to submit questions during the virtual meeting by typing the question into the "Ask a Question" field and clicking "Submit." We will answer questions that comply with the meeting rules of conduct during the Annual Meeting, subject to time constraints. If we receive related questions, we may group those questions together. Questions related to personal matters, which are not pertinent to Annual Meeting matters, or that contain derogatory references to individuals, use offensive language, or are otherwise out of order or not suitable for the conduct of the Annual Meeting, will not be addressed during the meeting. If there are questions pertinent to Annual Meeting matters that cannot be answered during the Annual Meeting due to time constraints, management will post answers to such questions at **investor.gehealthcare.com**.

What Do I Do if I Need Technical Assistance During the Meeting? If you encounter any difficulties accessing the meeting during the check-in or meeting time, please call the technical support number that will be posted on the virtual stockholder meeting log-in page.

Voting Information

Who is Entitled to Vote? Stockholders of record at the close of business on the record date (March 31, 2025) are eligible to vote at the meeting. Our voting securities consist of our $0.01 par value common stock, and there were 457,843,185 shares outstanding on the record date.

How Do I Vote My Shares if I am a Record Holder? If your name is registered on GE HealthCare's stockholder records as the owner of shares, you are the "record holder." If you hold shares as a record holder, there are four ways that you can vote your shares:

1. **Over the Internet**. Vote at **www.proxyvote.com**. The internet voting system is available 24 hours a day until 11:59 p.m. Eastern Time on Tuesday, May 27, 2025. Once you enter the internet voting system, you can record and confirm (or change) your voting instructions.

   - You will need the 16-digit number included on your proxy card (if you received a paper copy of the proxy materials) to obtain your records and to vote.

2. **By Telephone**. You can vote by calling 1-800-690-6903. The telephone voting system is available 24 hours a day in the United States until 11:59 p.m. Eastern Time on Tuesday, May 27, 2025. Once you enter the telephone voting system, a series of prompts will tell you how to record and confirm (or change) your voting instructions.

   - You will need the 16-digit number included on your Notice or your proxy card (if you received a paper copy of the proxy materials) in order to vote by telephone.

3. **By Mail**. If you received a paper copy of the proxy materials, mark your voting instructions on the proxy card and sign, date, and return it in the postage-paid envelope provided. If you received only a Notice but want to vote by mail, the Notice includes instructions on how to request a paper proxy card. For your mailed proxy card to be counted, we must receive it before 11:59 p.m. Eastern Time on Tuesday, May 27, 2025.

4. **Online at the Annual Meeting**. You may vote and submit questions while attending the Annual Meeting online via live webcast. Shares held in your name as the stockholder may be voted by you, while the polls remain open, at **www.virtualshareholdermeeting.com/GEHC2025** during the meeting.

   - You will need the 16-digit number included on your Notice or your proxy card (if you received a paper copy of the proxy materials) in order to be able to vote and enter the meeting.

   - Even if you plan to attend the Annual Meeting online, we encourage you to vote in advance by internet, telephone, or mail so that your vote will be counted even if you later decide not to attend the Annual Meeting.

How Do I Vote my Shares if my Shares are Held by a Broker, Bank, or Other Nominee? For those stockholders whose shares are held by a broker, bank, or other nominee, you must complete and return the voting instruction form provided by your broker, bank, or nominee in order to instruct your broker, bank, or nominee on how to vote. Unless you provide voting instructions, your shares may not be voted on any matter except for ratifying the appointment of our independent auditors. To ensure that your shares are counted in the other proposals to come before the Annual Meeting, we encourage you to provide instructions on how to vote your shares. Please refer to information from your bank, broker, or other nominee on how to submit voting instructions.

In addition, if you attend the virtual Annual Meeting and have a 16-digit control number, you will be able to cast your vote via the online meeting platform during a designated portion of the meeting. Have your Notice, proxy card, or proxy form with the 16-digit control number available when you access the virtual Annual Meeting.

What Shares are Included on the Proxy Form? If you are a stockholder of record, you will receive only one Notice or proxy form for all the shares of common stock you hold in certificate form and in book-entry form. Please vote proxies for all accounts to ensure that all of your shares are voted. If you wish to consolidate multiple registered accounts, contact EQ Shareowner Services at 1-833-914-2122 or at **www.shareowneronline.com**.

What is Notice and Access? The SEC's notice and access rule allows companies to deliver a Notice to stockholders in lieu of a paper copy of the proxy statement and annual report. The Notice provides instructions as to how stockholders can access the proxy statement and the annual report online, contains a listing of matters to be considered at the Annual Meeting, and sets forth instructions as to how shares can be voted. Instructions for requesting a paper copy of the proxy statement and the annual report are set forth on the Notice.

Shares must be voted by internet, by phone, or by completing and returning a proxy form. Shares cannot be voted by marking, writing on, and/or returning the Notice. Any Notices that are returned will not be counted as votes.

What if I am a Stockholder of Record and Do Not Specify a Choice for a Matter when Returning a Proxy Form? Stockholders should specify their choice for each matter on the proxy form. If no specific instructions are given, proxies that are signed and returned will be voted in accordance with the Board's recommendations.

Can I Change my Vote? You may change your vote by revoking your proxy at any time before it is exercised, which can be done by voting electronically during the meeting, by delivering a new proxy, or by notifying the inspector of election in writing. If your GE HealthCare shares are held for you in a brokerage, bank, or other institutional account, you must contact that institution to revoke a previously authorized proxy. The address for the inspector of election is First Coast Results, Inc., 200 Business Park Circle, Suite 112, Saint Augustine, FL 32095.

How are Votes Counted? Each share is entitled to one vote on each matter to be voted on at the Annual Meeting.

What are Broker Non-Votes? Broker non-votes occur on a matter up for vote when a broker, bank, or other holder of shares you own in "street name" is not permitted to vote on that particular matter without instructions from you, you do not give instructions, and the broker, bank, or other nominee indicates on its proxy form, or otherwise notifies us, that it does not have authority to vote its shares on that matter.

Is my Vote Confidential? Individual votes of stockholders are kept private, except as necessary to meet legal requirements. Only the independent inspector and certain employees of GE HealthCare and its agents have access to proxies and other individual stockholder voting records, and they must acknowledge in writing their responsibility to comply with this confidentiality policy.

Other Information

Who is Soliciting my Proxy and Who Pays the Expense of Such Solicitations? Your proxy is being solicited on behalf of the Board, and we will bear the cost of soliciting proxies. Proxies will be solicited by mail, telephone, other electronic means, or in person, and we will pay the solicitation costs. Copies of proxy materials will be supplied to brokers, dealers, banks, and voting trustees, or their nominees, to solicit proxies from beneficial owners, and we will reimburse these institutions for their reasonable expenses. Sodali & Co has been retained to assist in soliciting proxies for a fee of $45,000 plus distribution costs and other expenses.

What is "*Householding*"? Stockholders sharing a single address may receive only one copy of the proxy statement and annual report or the Notice, unless the transfer agent, broker, bank, or other nominee has received contrary instructions from any owner at that address. This practice, known as householding, is designed to reduce printing and mailing costs.

- **To Receive Separate Copies.** To request an individual copy of this proxy statement and the 2024 Form 10-K, or the materials for future meetings, write to **sendmaterial@proxyvote.com** with the control number from your Notice in the subject line, or call 800-579-1639. We will promptly deliver them to you.

- **To Stop Receiving Separate Copies.** If you currently receive separate copies of these materials and wish to receive a single copy in the future, you will need to contact your broker, bank, or other institution where you hold your shares.

How You Can Obtain More Information: If you have any questions about the proxy voting process, please contact the broker, bank, or other institution where you hold your shares. The SEC also has a website with more information about your rights as a stockholder. Additionally, you may contact our Investor Relations team by following the instructions on our Investor Relations website.

How Stockholders of Record can Request Copies of the 2024 Form 10-K: The 2024 Form 10-K is available in the Investors section of our website, **investor.gehealthcare.com**. If you hold your shares directly with us and previously elected not to receive an annual report for a specific account, you may request a copy by:

- Calling 1-866-540-7095

- Going online to **www.proxyvote.com**

- Emailing **sendmaterial@proxyvote.com** with the control number from your Notice in the subject line

Appendix

Non-GAAP Financial Measures

This Proxy Statement, including the Compensation Discussion and Analysis, contains financial measures presented on a non-GAAP basis. GE HealthCare's non-GAAP financial measures used in this document are defined below. Management recognizes that these non-GAAP financial measures have limitations, including that they may be calculated differently by other companies or may be used under different circumstances or for different purposes. In order to compensate for the discussed limitations, management does not consider these measures in isolation from or as alternatives to the comparable financial measures determined in accordance with U.S. Generally Accepted Accounting Principles ("U.S. GAAP"). For further information, including reconciliations of our non-GAAP financial measures to the most directly comparable U.S. GAAP measures, please refer to Item 7 in our 2024 Form 10-K.

The Company reports Organic revenue and Organic revenue growth rate to provide management and investors with additional understanding and visibility into the underlying revenue trends of the Company's established, ongoing operations, as well as provide insights into overall demand for its products and services. See below for definitions:

Organic revenue: Total revenues excluding the effects of acquisitions, dispositions, and foreign currency rate fluctuations.

Organic revenue growth: Rate of change when comparing Organic revenue, period over period.

Imaging Organic revenue: Total Imaging revenues excluding the effects of acquisitions, dispositions, and foreign currency rate fluctuations.

The Company reports Adjusted EBIT and Adjusted EPS to provide management and investors with additional understanding of its business by highlighting the results from ongoing operations and the underlying profitability factors, on a normalized basis. See below for definitions:

Adjusted EBIT: Net income attributable to GE HealthCare excluding the effects of Interest and other financial charges – net, Net (income) loss attributable to noncontrolling interests, Non-operating benefit (income) costs, Benefit (provision) for income taxes and certain tax related adjustments, and certain non-recurring and/or non-cash items. GE HealthCare may from time to time consider excluding other non-recurring items to enhance comparability between periods.

Imaging Adjusted EBIT: Imaging Segment EBIT excluding the effects of Adjusted EBIT from acquisitions and dispositions not included in the budget for the bonus year; and foreign currency exchange rate fluctuations in order to present Adjusted EBIT on a constant currency basis.

Cumulative Adjusted EBIT: Adjusted EBIT results aggregated over the applicable performance period.

Adjusted EPS: Diluted EPS from continuing operations excluding the per share impact of deemed preferred stock dividend of redeemable noncontrolling interest, Non-operating benefit (income) costs, restructuring costs, acquisition and disposition-related charges (benefits), Spin-Off and separation costs, (gain) loss on business and asset dispositions, amortization of acquisition-related intangible assets, investment revaluation (gain) loss, tax effect of reconciling items, and certain tax adjustments as described in the Adjusted tax expense definition in our 2024 Form 10-K. In addition, we may from time to time consider excluding other nonrecurring items to enhance comparability between periods.

Cumulative Adjusted EPS: Adjusted EPS results aggregated over the applicable performance period.

The Company reports Free cash flow to provide management and investors with an important measure of the ability to generate cash on a normalized basis and provide insight into the Company's flexibility to allocate capital. Free cash flow does not represent residual cash flows available for discretionary expenditures, due to the fact that the measure does not deduct the capital required for debt repayments. See below for the definition:

Free cash flow: Cash from (used for) operating activities - continuing operations adjusting for the effects of additions and dispositions of property, plant and equipment and additions of internal-use software.

